HellerEhrman

May 19, 2005



Heller Ehrman White & McAuliffe
Solicitors and International Lawyers
海陸國際律師事務所
Simon Luk
Chairman, Hong Kong Practice
Sluk@hewm.com
Direct 2292 2222
Main 852.2292.2000
Fax 852.2292.2200


SEC MAIL PROCESSING
RECEIVED
JUN 06 2005
WASH, D.C. 209 SECTION

The Office of International Corporate Finance
Securities and Exchange Commission
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Ladies and Gentlemen:

Legend Group **SEC FILE NO. 82-3950**

Re: ~~Lenovo Group Limited~~
(Formerly known as Legend Group Limited)
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of Lenovo Group Limited (the "Company"), SEC File No. 82-3950, the enclosed documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

1. The Company's announcement regarding the closing of the subscription of unlisted convertible preferred shares and unlisted warrants, dated May 17, 2005, published (in English language) in the South China Morning Post and published (in Chinese language) in the Hong Kong Economics Times, both on May 18, 2005;

2. The Company's announcement regarding (1) proposed issue of unlisted convertible preferred shares and unlisted warrants and proposed amendment to the articles of association, (2) poll results of the extraordinary general meeting held on May 13, 2005, dated May 13, 2005, published (in English language) in The Standard and published (in Chinese language) in the Hong Kong Economics Times, both on May 17, 2005;

3. The Company's announcement regarding proposed off-market repurchase of non-voting shares and connected transaction, dated May 4, 2005, published (in English language) in The Standard and published (in Chinese language) in the Hong Kong Economics Times, both on May 5, 2005;

4. The Company's announcement regarding the initial closing of the very substantial acquisition relating to the personal computer business of IBM and changes of directorates and chief executive officer, dated April 30, 2005, published (in English language) in South China Morning Post and published (in Chinese language) in the Hong Kong Economics Times, both on May 3, 2005;

5. The Company's announcement regarding notice of extraordinary general meeting, dated April 20, 2005, published (in English language) in The Standard and published (in Chinese language) in the Hong Kong Economics Times, both on April 20, 2005;

6. The Company's circular regarding (1) proposed issue of unlisted convertible preferred shares, (2) proposed issue of unlisted warrants and (3) proposed amendment to the articles of association, dated April 20, 2005; and

7. The Company's announcement regarding proposed issue of unlisted convertible preferred shares and unlisted warrants, dated March 30, 2005, published (in English language) in The Standard and published (in Chinese language) in the Hong Kong Economics Times, both on March 31, 2005.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,



Simon Luk

Enclosures

cc: Lenovo Group Limited

H:\DLAI\ADR\19092\0001\47SEC.doc

Partners: Simon Luk Carson Wen* Michael P. Phillips Katherine C.M. U Susan C. Yu * China-Appointed Attesting Officer
35th Floor One Exchange Square 8 Connaught Place Central, Hong Kong www.hewm.com


JUN 06 2005
209
SECTION

lenovo联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0992)

THE CLOSING OF THE SUBSCRIPTION OF UNLISTED CONVERTIBLE PREFERRED SHARES AND UNLISTED WARRANTS

The Board is pleased to announce that all the conditions to the subscription of the Convertible Preferred Shares and Warrants have been satisfied and the allotment and issue of the Convertible Preferred Shares and Warrants to the Investors took place on 17 May 2005.

With effect from Closing, the following new appointments have been made to the Board:

(i) Mr James G. Coulter has been appointed as a Non-executive Director and Mr Justin T Chang has been appointed as an alternate Director to Mr Coulter.

(ii) Mr Shan Weijian has been appointed as a Non-executive Director and Mr Ricky Wai Kei Lau has been appointed as an alternate Director to Mr Shan.

(iii) Mr William Otto Grabe has been appointed as a Non-executive Director and Mr Vince Feng has been appointed as an alternate Director to Mr Grabe.

BACKGROUND

Reference is made to the announcement of the Company dated 30 March 2005 (the "Announcement") and to the shareholders' circular dated 20 April 2005 (the "Circular") relating to the proposed issue of unlisted Convertible Preferred Shares and unlisted Warrants. Unless the context requires otherwise, terms defined in the Circular have the same meanings when used in this announcement.

CLOSING

On 30 March 2005, the Company announced that it has entered into the Investment Agreement with the Investors pursuant to which the Investors have agreed to subscribe for, and the Company has agreed to issue, 2,730,000 unlisted Convertible Preferred Shares at an issue price of HK$1,000 per share and unlisted Warrants to subscribe for 237,417,474 Shares for an aggregate cash consideration of US$350 million. At the Extraordinary General Meeting held on 13 May 2005 Shareholders of the Company have passed the resolutions approving the creation and issue of the Convertible Preferred Shares and the Warrants, and the issue of the Warrants Shares and the Shares to be issued upon the conversion of the Convertible Preferred Shares. All the conditions in respect of the subscription of the Convertible Preferred Shares and the Warrants have been satisfied and Closing took place on 17 May 2005.

Pursuant to and in accordance with the Investment Agreement, the Investors gave notice to the Company prior to Closing designating themselves and their affiliates whose names are set out in the table below to be allotted such number of Convertible Preferred Shares and Warrants set opposite their respective names in the table below.

At Closing, the Company, against full payment of the consideration, allotted and issued to the Investors and their respective affiliates the following number of Convertible Preferred Shares and Warrants set opposite their respective names:

Investor/affiliates	**Number of Convertible Preferred Shares**	**Percentage of enlarged issued share capital of the Company** *(Note 1)*	**Number of Warrants**
TPG III Acquisition Company LLC *(Note 2)*	312,000	1.12%	27,133,426
T[3] II Acquisition Company, LLC *(Note 2)*	280,429	1.01%	24,387,794
TPG IV Acquisition Company, LLC *(Note 2)*	967,571	3.47%	84,145,908
Subtotal for TPG *(Note 3)*	***1,560,000***	***5.60%***	***135,667,128***
General Atlantic Partners (Bermuda), L.P.	655,114	2.35%	56,972,658
General Atlantic Partners 81, L.P. *(Note 4)*	60,251	0.22%	5,239,821
GAPSTAR, LLC	9,750	0.03%	847,920
GAP Coinvestments III, LLC	42,566	0.15%	3,701,819
GAP Coinvestments IV, LLC	11,100	0.04%	965,356
GAPCO GmbH & Co. KG	1,219	0.00%	105,990
Subtotal for General Atlantic Group *(Note 3)*	***780,000***	***2.79%***	***67,833,564***
Newbridge Asia Acquisition Company LLC	390,000	1.40%	33,916,782
Subtotal for Newbridge Group *(Note 3)*	***390,000***	***1.40%***	***33,916,782***
Total	**2,730,000**	**9.80%**	**237,417,474**

Notes:

1. Assuming full conversion of the Convertible Preferred Shares.

2. Each of TPG III Acquisition Company LLC, T[3] II Acquisition Company, LLC and TPG IV Acquisition Company, LLC are limited liability companies wholly-owned by funds managed by TPG.

3. The total numbers of Convertible Preferred Shares and Warrants disclosed in the Circular to be issued to each of TPG, General Atlantic Group and the Newbridge Group respectively are as follows:

	Number of Convertible Preferred Shares	Number of Warrants
TPG	1,560,000	135,667,128
General Atlantic Group	780,000	67,833,564
Newbridge Group	390,000	105,990
Total	**2,730,000**	**237,417,474**

4. The general partner of General Atlantic Partners 81, L.P. is General Atlantic LLC. General Atlantic LLC is also the sole member of GAPSTAR, LLC. The general partner of General Atlantic Partners (Bermuda), L.P. is GAP (Bermuda) Limited. The directors and senior executive officers of GAP (Bermuda) Limited are Managing Directors of General Atlantic LLC. In addition, the Managing Members of GAP Coinvestments III, LLC and GAP Coinvestments IV, LLC are Managing Directors of General Atlantic LLC. Finally, the Managing Directors of General Atlantic LLC control the voting and investment power of GAPCO GmbH & Co. KG and its general partner, GAPCO Management GmbH.

Whilst the Convertible Preferred Shares and the Warrants will not be listed on the Stock Exchange or any other stock market, the Stock Exchange has, subject to certain conditions, granted the listing of and permission to deal in the Shares to be issued upon the exercise of the Warrants and the conversion of the Convertible Preferred Shares.

USE OF PROCEEDS

As disclosed in the announcement of the Company dated 4 May 2005 relating to the off-market repurchase of Non-voting Shares, subject to having obtained all the necessary approvals, the Board intends to apply the net proceeds from the issue of the Convertible Preferred Shares and the Warrants (which is approximately US$347 million (approximately HK$2,707 million)) as to approximately US$152,221,909 (approximately HK$1,187,330,890) for the repurchase of 435,717,757 Non-voting Shares allotted and issued to IBM as partial consideration for the acquisition by the Company of the personal computer business of IBM. In the event that the proposed share repurchase does not complete, the Company will make a further announcement with respect to the use of such proceeds. For further details relating to the proposed share repurchase, please refer to the announcement of the Company dated 4 May 2005. The Board intends to apply the balance of the net proceeds for general corporate purposes.

SHAREHOLDING STRUCTURE

Immediately following Closing, the shareholding structure of the Company was as follows:

Shareholding structure after the issue of Convertible Preferred Shares and as at the date of this announcement

	Number and class of shares *(Note 1)*	Percentage of voting rights assuming no exercise of Warrants (approx.) *(Note 2)*	Percentage of voting rights assuming full exercise of Warrants (approx.)	Percentage of enlarged ordinary share capital including Non-voting Shares and assuming no conversion of Convertible Preferred Shares (approx.)	Percentage of enlarged ordinary share capital including Non-voting Shares and assuming full conversion of Convertible Preferred Shares but no exercise of Warrants (approx.)	Percentage of enlarged ordinary share capital including Non-voting Shares and assuming full exercise of Warrants but no conversion of Convertible Preferred Shares (approx.)	Percentage of enlarged ordinary share capital including Non-voting Shares and assuming full conversion of Convertible Preferred Shares and full exercise of Warrants (approx.)
Legend Holdings Limited	4,227,379,971 Shares	44.9%	40.4%	45.8%	41.4%	44.7%	40.4%
IBM *(Note 3)*	931,870,515 Shares, 811,000,513 Non-voting Shares	9.9%	16.7%	18.9%	17.0%	18.4%	16.7%
TPG	1,560,000 Convertible Preferred Shares	6.1%	0.5%	0%	5.6%	1.4%	6.8%
General Atlantic Group	780,000 Convertible Preferred Shares	3.0%	30.6%	0%	2.8%	0.7%	3.4%
Newbridge Capital Group	390,000 Convertible Preferred Shares	1.5%	6.8%	0%	1.4%	0.4%	1.7%
Directors	53,980,000 Shares	0.6%	3.4%	0.6%	0.5%	0.6%	0.5%
Public	3,197,768,137 Shares	34.0%	1.7%	34.7%	31.3%	33.8%	30.5%
		100%	100%	100%	100%	100%	100%

Notes:

1. Each Convertible Preferred Share may be voted on an "as if" converted basis. Holders of the Convertible Preferred Shares will have the right to one vote for each whole Share into which a Convertible Preferred Share is convertible at the close of business on the record day for any meeting of Shareholders at which such Convertible Preferred Shares will be voted. Each Convertible Preferred Share is convertible into a number of Shares equal to the Stated Value of the Convertible Preferred Shares of HK$1,000 each divided by HK$2.725, subject to certain anti-dilution adjustments as summarised in the Circular.

2. As the Convertible Preferred Shares carry voting rights on an "as if" converted basis, these percentages would not change even after the conversion of the Convertible Preferred Shares.

3. Upon the allotment and issue of the Convertible Preferred Shares, 110,635,946 Non-voting Shares held by IBM were converted into an equal number of Shares so that IBM's percentage holding of voting rights in the Company remained at approximately 9.9%. Prior to the aforesaid conversion, IBM held 821,234,569 Shares and 921,636,459 Non-voting Shares.

APPOINTMENT OF DIRECTORS

As disclosed in the Announcement and the Circular, pursuant to the terms of the Investment Agreement, TPG and the General Atlantic Group are respectively entitled to designate two Directors and one Director to the Board with effect from Closing. The Board is pleased to announce that Mr James G. Coulter and Mr Shan Weijian, both nominated by TPG, and Mr William Otto Grabe, nominated by the General Atlantic Group, have been appointed as Directors with effect from Closing.

Further, with effect from Closing, Mr Justin T Chang, Mr Ricky Wai Kei Lau and Mr Vince Feng have been appointed as alternate Directors to Mr James G. Coulter, Mr Shan Weijian and Mr William Otto Grabe respectively.

Mr James G. Coulter, age 45, has been appointed as a Non-executive Director with effect from Closing. Mr Coulter is a founding partner of TPG. Prior to forming TPG, Mr Coulter was a Vice President of Keystone Inc and a financial analyst with Lehman Brothers Kuhn Leob Inc. Mr Coulter serves on the boards of directors of Seagate Technology Inc (NYSE listed) and Zhone Technologies Inc (NASDAQ listed). Mr Coulter has not previously held any positions with the Company or any of its subsidiaries. Other than as disclosed above, Mr Coulter did not hold any other directorship with any listed companies in the last three years and has no relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company. There is no service contract between Mr Coulter and the Company. Mr Coulter was not appointed for a specific term, but is subject to retirement by rotation and re-election at annual general meetings of the Company in accordance with the Articles of Association. Mr Coulter will receive such director's fee and other remuneration as the Board may determine from time to time pursuant to the power given to it under the Articles of Association or otherwise granted to the Board by the Shareholders. In determining the director's fee and remuneration for Mr Coulter, the Board will take into account the level or remuneration paid to a non-executive executive director of comparable companies, time and responsibilities committed and assumed by Mr Coulter in attending to the affairs of the Company and the recommendations given by the remuneration committee of the Board. The Company will make an announcement when the director's fee and remuneration of Mr Coulter is fixed. According to the register maintained by the Company pursuant to section 352 of the Securities and Futures Ordinance as at the date of this announcement, Mr Coulter did not hold any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Mr Shan Weijian, age 51, has been appointed as a Non-executive Director with effect from Closing. Mr. Shan is Co-Managing Partner of Newbridge Capital, and serves on the boards of directors of BOC Hong Kong (Holdings) Limited, China Unicom Limited, TCC International Holdings Limited (each of which is listed on the Stock Exchange) and Baosteel Iron & Steel Company Limited (listed on the Shanghai Stock Exchange). Mr Shan holds a PhD degree from the University of California Berkeley. Mr Shan has not previously held any positions with the Company or any of its subsidiaries. Other than as disclosed above, Mr Shan did not hold any other directorship with any listed companies in the last three years and has no relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company. There is no service contract between Mr Shan and the Company. Mr Shan was not appointed for a specific term, but is subject to retirement by rotation and re-election at annual general meetings of the Company in accordance with the Articles of Association. Mr Shan will receive such director's fee and other remuneration as the Board may determine from time to time pursuant to the power given to it under the Articles of Association or otherwise granted to the Board by the Shareholders. In determining the director's fee and remuneration for Mr Shan, the Board will take into account the level or remuneration paid to a non-executive executive director of comparable companies, time and responsibilities committed and assumed by Mr Shan in attending to the affairs of the Company and the recommendations given by the remuneration committee of the Board. The Company will make an announcement when the director's fee and remuneration of Mr Shan is fixed. According to the register maintained by the Company pursuant to section 352 of the Securities and Futures Ordinance as at the date of this announcement, Mr Shan did not hold any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Mr William Otto Grabe, age 67, has been appointed as a Non-executive Director with effect from Closing. Mr Grabe is a Managing Director of General Atlantic LLC. Mr Grabe has been with the General Atlantic Group since 1992. Prior to joining the General Atlantic Group, Mr Grabe was the Vice President and Corporate Officer of IBM. Mr Grabe is currently a director of Bottomline Technologies Inc (NASDAQ listed), Digital China Holdings Limited (listed on the Stock Exchange), Patni Computer Systems Limited (listed on the Mumbai Stock Exchange), Gartner Inc (NYSE listed) and Compuware Corporation (NASDAQ listed). Mr Grabe has not previously held any positions with the Company or any of its subsidiaries. Other than as disclosed above and having previously served as a director of Exact Holding NV (Euronext listed) and FirePond Inc (NASDAQ listed), Mr Grabe did not hold any other directorship with any listed companies in the last three years and has no relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company. There is no service contract between Mr Grabe and the Company. Mr Grabe was not appointed for a specific term, but is subject to retirement by rotation and re-election at annual general meetings of the Company in accordance with the Articles of Association. Mr Grabe will receive such director's fee and other remuneration as the Board may determine from time to time pursuant to the power given to it under the Articles of Association or otherwise granted to the Board by the Shareholders. In determining the director's fee and remuneration of Mr Grabe, the Board will take into account the level or remuneration paid to a non-executive director of comparable companies, time and responsibilities committed and assumed by Mr Grabe in attending to the affairs of the Company and the recommendations given by the remuneration committee of the Board. The Company will make an announcement when the director's fee and remuneration of Mr Grabe is fixed. According to the register maintained by the Company pursuant to section 352 of the Securities and Futures Ordinance as at the date of this announcement, Mr Grabe did not hold any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Mr Justin T Chang, age 38, has been appointed as an alternate Director to Mr James G. Coulter with effect from Closing. Mr Chang is partner of TPG and co-heads the firm's investment activities in technology and related industries. Mr Chang received his MBA from Harvard Business School and his BA, cum laude, in Economics and Political Science from Yale University. Mr Chang is also a director of ON Semiconductor Corporation (NASDAQ listed). Mr Chang has not previously held any positions with the Company or any of its subsidiaries. Other than as disclosed above, Mr Chang did not hold any other directorship with any listed companies in the last three years and has no relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company. There is no service contract between Mr Chang and the Company and no terms have been fixed or proposed for his length of service with the Company. Pursuant to the Articles of Association, Mr Chang will cease to be an alternate Director if Mr James G. Coulter ceases for any reason to be a Director and is not entitled to receive from the Company any fee in his capacity as alternate Director. According to the register maintained by the Company pursuant to section 352 of the Securities and Futures Ordinance as at the date of this announcement, Mr Chang did not hold any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Mr Ricky Wai Kei Lau, age 35, has been appointed as an alternate Director to Mr Shan Weijian with effect from Closing. Mr Lau is a Director of Newbridge Capital Limited. Prior to joining the Newbridge Capital Group in 1998, Mr Lau spent four years with Hopewell Holdings and was the manager of Corporate and Project Finance where he was responsible for the negotiations and financing of a number of a major infrastructure projects across Asia. Mr Lau received a BA from the University of British Columbia in Canada. Mr Lau has not previously held any positions with the Company or any of its subsidiaries. Save as other disclosed above, Mr Lau did not hold any other directorship with any listed companies in the last three years and has no relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company. There is no service contract between Mr Lau and the Company and no terms have been fixed or proposed for his length of service with the Company. Pursuant to the Articles of Association, Mr Lau will cease to be an alternate Director if Mr Shan Weijian ceases for any reason to be a Director and is not entitled to receive from the Company any fee in his capacity as alternate Director. According to the register maintained by the Company pursuant to section 352 of the Securities and Futures Ordinance as at the date of this announcement, Mr Lau did not hold any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Mr Vince Feng, age 32, has been appointed as an alternate Director to Mr William Otto Grabe with effect from Closing. Mr Feng is a Managing Director of General Atlantic LLC. Mr Feng has overall responsibility for the East Asia investment activities of General Atlantic LLC and has been with the General Atlantic Group since 1998. Prior to working with the General Atlantic Group, Mr Feng worked at Goldman Sachs (Asia) LLC. Mr Feng has not previously held any positions with the Company or any of its subsidiaries. He is also a director of Data Systems Consulting Co Limited (listed on the Taiwan Stock Exchange). Other than as disclosed above, Mr Feng did not hold any other directorship with any listed companies in the last three years and has no relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company. There is no service contract between Mr Feng and the Company and no terms have been fixed or proposed for his length of service with the Company. Pursuant to the Articles of Association, Mr Feng will cease to be an alternate director if Mr William Otto Grabe ceases for any reason to be a Director and is not entitled to receive from the Company any fee in his capacity as alternate Director. According to the register maintained by the Company pursuant to section 352 of the Securities and Futures Ordinance as at the date of this announcement, Mr Feng did not hold any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

As at the date of this announcement, the Executive Directors are Mr Yang Yuanqing, Mr Stephen Maurice Ward, Jr. and Ms Ma Xuezheng; the Non-executive Directors are Mr Liu Chuanzhi, Mr Zhu Linan, Mr James G. Coulter, Mr Shan Weijian, Mr William Otto Grabe, Mr Justin T Chang (alternate Director to Mr James G. Coulter) Mr Ricky Wai Kei Lau (alternate Director to Mr Shan Weijian) and Mr Vince Feng (alternate Director to Mr William Otto Grabe); and Independent Non-executive Directors are Mr Wong Wai Ming, Professor Woo Chia-Wei, and Mr Ting Lee Sen.

By order of the Board
Yang Yuanqing
Chairman

Hong Kong, 17 May 2005

"Please also refer to the published version of this announcement in the South China Morning Post"

lenovo联想

Lenovo Group Limited 聯想集團有限公司

(於香港註冊成立的有限公司)

(股份代號：992)

認購非上市可換股優先股
及非上市認股權證的交割

董事會欣然宣佈，認購可換股優先股及認股權證的所有條件已達成，並且於二零零五年五月十七日已向投資者配發及發行可換股優先股及認股權證。

由交割起生效，以下為新委任加盟董事會的成員：

(i) James G. Coulter先生出任非執行董事及Justin T. Chang先生出任Coulter先生的替任董事。

(ii) 單偉建先生出任非執行董事及劉偉琪先生出任單先生的替任董事。

(iii) William Otto Grabe先生出任非執行董事及馮文石先生出任Grabe先生的替任董事。

背景

茲提述內容有關本公司建議發行非上市可換股優先股及非上市認股權證的日期為二零零五年三月三十日的公告(「公告」)及日期為二零零五年四月二十日的致股東通函(「通函」)。除非文義另有所指，通函所界定詞彙與本公告所用者具相同涵義。

交割

於二零零五年三月三十日，本公司宣佈，本公司已與投資者訂立投資協議聯屬人士，據此，投資聯屬人士同意認購而本公司同意按發行價每股1,000港元發行2,730,000股非上市可換股優先股及可認購237,417,474股股份的非上市認股權證；總現金代價350,000,000美元。於二零零五年五月十三日舉行的股東特別大會上，本公司股東已通過有關批准設立及發行可換股優先股，及發行認股權證，及發行權證股份及可換股優先股獲轉換時將予發行的股份的各項決議案。認購可換股優先股及認股權證的所有條件已達成，並且於二零零五年五月十七日進行交割。

根據及按照投資協議，投資者已於交割前向本公司發出通知，指派彼等本人及名列於下表的聯屬人士將獲配發下表所列的該等可換股優先股及認股權證數目。

於交割時，本公司在取得代價全數付款金額後，向投資者及彼等各自的聯屬人士配發及發行以下數目的可換股優先股及認股權證：

投資者／聯屬人士	可換股優先股數目	本公司經擴大已發行股本 *(附註1)*	認股權證數目
TPG III Acquisition Company LLC *(附註2)*	312,000	1.12%	27,133,426
T³ II Acquisition Company, LLC *(附註2)*	280,429	1.01%	24,387,794
TPG IV Acquisition Company, LLC *(附註2)*	967,571	3.47%	84,145,908
TPG小計 (附註3)	***1,560,000***	***5.60%***	***135,667,128***
General Atlantic Partners (Bermuda), L.P.	655,114	2.35%	56,972,658
General Atlantic Partners 81, L.P. *(附註4)*	60,251	0.22%	5,239,821
GAPSTAR, LLC	9,750	0.03%	847,920
GAP Coinvestments III, LLC	42,566	0.15%	3,701,819
GAP Coinvestments IV, LLC	11,100	0.04%	965,356
GAPCO GmbH & Co. KG	1,219	0.00%	105,990
General Atlantic 集團小計 (附註3)	***780,000***	***2.79%***	***67,833,564***
Newbridge Asia Acquisition Company LLC	390,000	1.40%	33,916,782
Newbridge 集團小計 *(附註3)*	**390,000**	**1.40%**	**33,916,782**
Total	2,730,000	9.80%	237,417,474

附註:

1. 假設可換股優先股獲悉數轉換。

2. TPG III Acquisition Company LLC、T^3 II Acquisition Company, LLC及TPG IV Acquisition Company, LLC為由TPG管理的基金所全資擁有的有限公司。

3. 將分別刊發給TPG、General Atlantic集團及Newbridge集團的通函中披露的可換股優先股及認股權證總數如下:

	可換股優先股數目	**認股權證數目**
TPG	1,560,000	135,667,128
General Atlantic集團	780,000	67,833,564
Newbridge集團	390,000	105,990
合計	**2,730,000**	**237,417,474**

4. General Atlantic Partners 81, L.P.的一般合夥人是General Atlantic LLC,General Atlantic LLC亦為GAPSTAR, LLC的唯一股東。General Atlantic Partners (Bermuda), L.P.的一般合夥人乃GAP (Bermuda) Limited。GAP (Bermuda) Limited的董事及高級管理人員乃General Atlantic LLC的董事總經理。此外,GAP Coinvestments III, LLC及GAP Coinvestments IV, LLC的管理成員乃General Atlantic LLC的董事總經理。最後,General Atlantic LLC的董事總經理控制GAPCO GmbH & Co. KG及其一般合夥人GAPCO Management GmbH的投票權及投資權。

雖然可換股優先股及認股權證不會於聯交所或任何其他證券交易所上市,但聯交所(在符合若干條件下)已批准就認股權證獲行使時及可換股優先股獲轉換時將予發行的股份上市及買賣。

所得款項用途

誠如本公司日期為二零零五年五月四日有關在場外購回無投票權股份的公告所述,在取得所有必須批准下,董事會擬動用發行可換股優先股及認股權證所得款項淨額(約347,000,000美元(約2,707,000,000港元))中約152,221,909美元(約1,187,330,890港元)用以購回435,717,757股作為本公司收購IBM個人電腦業務的部份代價而向IBM配發及發行的無投票權股份。倘建議中的股份購回並無完成,本公司將就該等所得款項的用途再另作公告。有關建議中的股份購回詳情載於本公司日期為二零零五年五月四日的公告。董事會擬將所得款項淨額餘額用作一般企業用途。

股權架構

緊隨交割後，本公司股權架構如下:

發行可換股優先股後及於本公告日期的股權架構

	股數及類別 *(附註1)*	假設並無認股權證獲行使時投票權百分比(概約) *(附註2)*	假設認股權證獲全面行使時投票權百分比(概約)	假設並無可換股優先股獲轉換時佔經擴大普通股本(包括無投票權股份)百分比(概約)	假設可換股優先股獲悉數轉換但並無認股權證獲行使時佔經擴大普通股本(包括無投票權股份)百分比(概約)	假設認股權證獲全面行使但並無可換股優先股獲轉換時佔經擴大普通股本(包括無投票權股份)百分比(概約)	假設可換股優先股獲悉數轉換及認股權證獲全面行使時佔經擴大普通股本(包括無投票權股份)百分比(概約)
聯想控股有限公司	4,227,379,971 股股份	44.9%	40.4%	45.8%	41.4%	44.7%	40.4%
IBM *(附註3)*	931,870,515 股股份，811,000,513 股無投票權股份	9.9%	16.7%	18.9%	17.0%	18.4%	16.7%
TPG	1,560,000股可換股優先股	6.1%	0.5%	0%	5.6%	1.4%	6.8%
General Atlantic 集團	780,000股可換股優先股	3.0%	30.6%	0%	2.8%	0.7%	3.4%
Newbridge Capital 集團	390,000股可換股優先股	1.5%	6.8%	0%	1.4%	0.4%	1.7%
董事	53,980,000股股份	0.6%	3.4%	0.6%	0.5%	0.6%	0.5%
公眾人士	3,197,768,137 股股份	34.0%	1.7%	34.7%	31.3%	33.8%	30.5%
		100%	100%	100%	100%	100%	100%

附註：

1. 每一可換股優先股可按「猶如已轉換基準」投票。可換股優先股持有人將有權就於記錄日期辦公時間結束時按每一可換股優先股而可以轉換的每一股完整股份，在任何該等可換股優先股將予投票的股東大會上投一票。每一可換股優先股可轉換為與可換股優先股的每股設定價格1,000港元除以2.725港元(可按通函所述作出若干反攤薄調整)所得數目的股份。

2. 由於可換股優先股可按「猶如已轉換基準」投票，故即使在可換股優先股轉換後，該等百分比亦不會改變。

3. 於配發及發行可換股優先股後，IBM持有的110,635,946股無投票權股份轉換為同等數目的股份，因而IBM於本公司的投票權百分比維持於約9.9%。於上述轉換前，IBM持有821,234,569股股份及921,636,459股無投票權股份。

委任董事

誠如公告及通函所述，根據投資協議條款，由交割起，TPG及General Atlantic集團分別有權委任兩名及一名董事進入董事會。董事會欣然宣佈，TPG提名的兩名董事James G. Coulter先生及單偉建先生，以及General Atlantic集團提名的William Otto Grabe先生已獲委任為董事，由交割起生效。

另外，Justin T. Chang先生、劉偉琪先生及馮文石先生已由交割起分別出任James G. Coulter先生、單偉建先生及William Otto Grabe先生的替任董事。

James G. Coulter先生，45歲，已由交割起獲委任為非執行董事。Coulter先生為TPG的創辦合夥人。於成立TPG前，Coulter先生為Keystone Inc副總裁及Lehman Brothers Kuhn Leob Inc財務分析員。Coulter先生為Seagate Technology Inc（紐約證交所上市）及Zhone Technologies Inc（NASDAQ上市）的董事會成員。Coulter先生過往並無於本公司或其任何附屬公司持有任何職務。除上文所披露外，Coulter先生於過去三年並無擔任任何上市公司的任何其他董事職務，且與本公司任何其他董事、高級管理層、主要股東或控股股東概無關連。Coulter先生與本公司並無訂立任何服務合約。Coulter先生並無特定任期，惟須根據公司細則在本公司的股東週年大會上輪席告退及膺選連任。Coulter先生將會收取董事袍金及其他酬金，該等董事袍金及其他酬金乃由董事會按公司細則所賦予的權力或股東授予董事會的其他權力不時釐定。於釐定Coulter先生的董事袍金及酬金時，董事會將會考慮可資比較公司所支付予非執行董事的酬金水平、Coulter先生處理本公司事務時所付出的時間及所擔任的職務，以及董事會薪酬委員會所提供的意見。本公司將於釐定Coulter先生董事袍金及酬金時作出公告。於本公告日期，本公司根據證券及期貨條例第352條存置的登記冊所記錄，Coulter先生並無於本公司股份中持有證券及期貨條例第XV部所指的任何權益。

單偉建先生，51歲，已由交割起獲委任為非執行董事。單先生為Newbridge Capital的聯合同管理合夥人，並為中國銀行香港(控股)有限公司、中國聯通股份有限公司、台泥國際集團有限公司(均於聯交所上市)及Baosteel Iron & Steel Company Limited(上海證交所上市)的董事會成員。單先生擁有加州大學(柏克萊)頒授的博士學位。單先生過往並無於本公司或其任何附屬公司擔任任何職務。除上文所披露外，單先生於過去三年並無持有任何上市公司的任何其他董事職務，且與本公司任何其他董事、高級管理層、主要股東或控股股東概無關連。單先生與本公司並無訂立任何服務合約。單先生並無特定任期，惟須根據公司細則在本公司的股東週年大會上輪席告退及膺選連任。單先生將會收取董事袍金及其他酬金，該等董事袍金及其他酬金乃由董事會按公司細則所賦予的權力或股東授予董事會的其他權力不時釐定。於釐定單先生的董事袍金及酬金時，董事會將會考慮可資比較公司所支付予非執行董事的酬金水平、單先生處理本公司事務時所付出的時間及所擔任的職務，以及董事會薪酬委員會所提供的意見。本公司將於釐定單先生董事袍金及酬金時作出公告。於本公告日期，本公司根據證券及期貨條例第352條存置的登記冊所記錄，單先生並無於本公司股份中持有證券及期貨條例第XV部所指的任何權益。

William Otto Grabe先生，67歲，已由交割起獲委任為非執行董事。Grabe先生為General Atlantic LLC的董事總經理。於一九九二年加入General Atlantic集團前，Grabe先生為IBM的副主席兼公司主任。Grabe先生目前為Bottomline Technologies Inc (NASDAQ上市)、神州數碼控股有限公司(聯交所上市)、Patni Computer Systems Limited (Mumbai Stock Exchange)、Gartner Inc(紐約證交所上市)及Compuware Corporation(NASDAQ上市)的董事。Grabe先生過往並無於本公司或其任何附屬公司擔任任何職務。除上文所披露及曾出任Exact Holding NV (Euronext上市)及FirePond Inc (NASDAQ上市)的董事外，Grabe先生於過去三年並無持有任何上市公司的任何其他董事職務，且與本公司任何其他董事、高級管理層、主要股東或控股股東概無關連。Grabe先生與本公司並無訂立任何服務合約。Grabe先生並無特定任期，惟須根據公司細則在本公司的股東週年大會上輪席告退及膺選連任。Grabe先生將會收取董事袍金及其他酬金，該等董事袍金及其他酬金乃由董事會按公司細則所賦予的權力或股東授予董事會的其他權力不時釐定。於釐定Grabe先生的董事袍金及酬金時，董事會將會考慮可資比較公司所支付予非執行董事的酬金水平、Grabe先生處理本公司事務時所付出的時間及所擔任的職務，以及董事會薪酬委員會所提供的意見。本公司將於釐定Grabe先生董事袍金及酬金時作出公告。於本公告日期，本公司根據證券及期貨條第352條存置的登記冊所記錄，Grabe先生並無於本公司股份中持有證券及期貨條例第XV部所指的任何權益。

Justin T. Chang先生，38歲，已由交割起獲委任為James G. Coulter先生的替任董事。Chang先生為TPG的合夥人，共同管理該公司的技術及相關業務的投資活動。Chang先生取得哈佛商學院的工商管理碩士學位，並以優等成績取得耶魯大學的經濟及政治科學學士學位。Chang先生亦為ON Semiconductor Corporation的董事。Chang先生過往並無於本公司或其任何附屬公司持有任何職務。除上文所披露者外，Chang先生於過去三年並無持有任何上市公司的任何其他董事職務，且與本公司任何其他董事、高級管理層、主要股東或控股股東概無關連。Chang先生與本公司並無訂立任何服務合約，亦無特定任期及擬定的服務年期。根據公司細則，Chang先生將會於James G. Coulter先生以任何理由辭任董事職位時終止出任替任董事，且彼無權以替任董事的身份向本公司收取任何袍金。於本公告日期，本公司根據證券及期貨條例第352條存置的登記冊所記錄，Chang先生並無於本公司股份中持有證券及期貨條例第XV部所指的任何權益。

劉偉琪先生，35歲，已由交割起獲委任為單偉建先生的替任董事。劉先生為Newbridge Capital Limited的董事。於一九九八年加入Newbridge Capital集團前，劉先生曾於合和實業工作四年，出任企業及項目融資經理，負責為多項亞洲大型基建項目進行磋商及提供融資。劉先生取得加拿大英屬哥倫比亞大學頒發的學士學位。劉先生過往並無於本公司或其任何附屬公司擔任任何職務。除上文所披露者外，劉先生於過去三年並無持有任何上市公司的任何其他董事職務，且與本公司任何其他董事、高級管理層、主要股東或控股股東概無關連。劉先生與本公司並無訂立任何服務合約，亦無特定任期及擬定的服務年期。根據公司細則，劉先生將會於單偉建先生以任何理由辭任董事職位時終止出任替任董事，且彼無權以替任董事的身份向本公司收取任何袍金。於本公告日期，本公司根據證券及期貨條例第352條存置的登記冊所記錄，劉先生並無於本公司股份中持有證券及期貨條例第XV部所指的任何權益。

馮文石先生，32歲，已由交割起獲委任為William Otto Grabe先生的替任董事。馮先生為General Atlantic LLC的董事總經理。馮先生全權負責General Atlantic LLC的東亞投資業務，彼自一九九八年起已加入General Atlantic集團。於General Altantic工作前，馮先生任職於Goldman Sachs (Asia) LLC。馮先生過往並無於本公司或其任何附屬公司擔任任何職務。彼亦為Data Systems Consulting Co Limited(台灣證交所上市)的董事。除上文所披露外，馮先生於過去三年並無持有任何上市公司的任何其他董事職務，且與本公司任何其他董事、高級管理層、主要股東或控股股東概無關連。馮先生與本公司並無訂立任何服務合約，亦無特定任期及擬訂的服務年期。根據公司細則，馮先生將會於William Otto Grabe先生以任何理由辭任董事職位時終止出任替任董事，且彼無權以替任董事的身份向本公司收取任何袍金。於本公告日期，本公司根據證券及期貨條例第352條存置的登記冊所記錄，馮先生並無於本公司股份中持有證券及期貨條例第XV部所指的任何權益。

於本公告日期，執行董事包括楊元慶先生、Stephen Maurice Ward, Jr.先生及馬雪征女士；非執行董事包括柳傳志先生、朱立南先生、James G. Coulter先生、單偉建先生、William Otto Grabe先生、Justin T. Chang先生（James G. Coulter先生的替任董事）、劉偉琪先生（單偉建先生的替任董事）及馮文石先生（William Otto Grabe先生的替任董事）；及獨立非執行董事包括黃偉明先生、吳家瑋教授及丁利生先生。

承董事會命
主席
楊元慶

香港，二零零五年五月十七日

「請同時參閱本公布於經濟日報刊登的內容。」



SEC MAIL
RECEIVED
PROCESSING
JUN 06 2005
WASH.
SECTION

lenovo 联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0992)

PROPOSED ISSUE OF UNLISTED CONVERTIBLE PREFERRED SHARES AND UNLISTED WARRANTS AND PROPOSED AMENDMENT TO THE ARTICLES OF ASSOCIATION

POLL RESULTS OF THE EXTRAORDINARY GENERAL MEETING HELD ON 13 MAY 2005

At the extraordinary general meeting of Lenovo Group Limited held today, all resolutions to approve, inter alia, the issue of unlisted Convertible Preferred Shares and the unlisted Warrants, and the amendment to the Articles of Association were duly passed.

Reference is made to the announcement of the Company dated 30 March 2005, the shareholders' circular of the Company (the "Circular") and the notice (the "Notice") of the Extraordinary General Meeting (the "EGM") of the Company both dated 20 April 2005 relating to the issue of unlisted Convertible Preferred Shares, the issue of unlisted Warrants, and the amendment to the Articles of Association. Unless otherwise defined herein, terms used in this announcement shall have the same meanings as defined in the Circular and the Notice.

POLL RESULTS OF EGM

At the EGM held today, voting of the proposed resolutions as set out in the notice of the EGM and contained in the Circular were taken on a poll. The Board is pleased to announce that at the EGM, all such resolutions were duly passed by the Shareholders and the poll results are as follows:

Resolutions (abbreviated)	No. of Votes (Approx. %)	
	For	**Against**
1. Ordinary Resolution (a) The increase of the authorised share capital of the Company from HK$500,000,000 divided into 20,000,000,000 shares of HK$0.025 each to HK$527,525,000 divided into 20,000,000,000 ordinary shares of HK$0.025 each and 3,000,000 Series A Preferred Shares of nominal value HK$9.175 each and stated value of HK$1,000 each; and (b) authorising the Directors to create and grant Warrants to subscribe for 237,417,474 new Ordinary Shares and to allot and issue Ordinary Shares to the holders of the Warrants, upon exercise of the Warrants.	4,601,148,558 (99.02%)	45,716,898 (0.98%)
2. Special Resolution (a) The issue of 2,730,000 Series A Preferred Shares to the Investors; and (b) the amendment to the Articles of Association.	4,601,148,558 (99.02%)	45,716,898 (0.98%)

Please refer to the Notice for full version of the above resolutions.

(1) The total number of shares entitling the holder to attend and vote for or against all the resolutions at the EGM: 7,478,662,108 Shares.

(2) The total number of shares entitling the holder to attend and vote only against the resolutions at the EGM: 821,234,569 Shares. As disclosed in the announcement of the Company dated 4 May 2005, IBM has entered into a conditional share repurchase agreement with the Company whereby, subject to obtaining the independent shareholders' approval, the Company has agreed to buy, and IBM has agreed to sell, 435,717,757 Non-voting Shares (the "Excess Shares") off-market at an aggregate purchase price of US$152,221,909, representing HK$2.725 per Excess Share. The Company intends to apply part of the proceeds from the issue of the Convertible Preferred Shares and Warrants to pay for the proposed purchase of the Excess Shares. In view of the repurchase agreement, IBM has a material interest in the Investment Agreement and was therefore required to abstain from voting in favour of the resolutions proposed at the EGM. As at the date of the EGM, IBM was interested in 821,234,569 Shares (with voting rights) and 921,636,459 Non-voting Shares. IBM abstained from voting on the resolutions at the EGM.

(3) Abacus Share Registrars Limited, the share registrar of the Company, was appointed as scrutineer for the purpose of the poll taken at the EGM.

TRADING ARRANGEMENT

Following the creation of the Convertible Preferred Shares, the capital of the Company is divided into different classes of shares. In compliance with the requirements of the Companies Ordinance and paragraph 5(3) of Part B of Appendix 2 to the Listing Rules, share certificates issued on or after the date of the EGM will contain a statement that the share capital of the Company is divided into different classes of shares. All existing share certificates in issue which do not contain such a statement will continue to be evidence of title to the shares of the Company and will continue to be valid for trading, settlement and delivery for the same number of shares in the Company. There will be no special arrangement for free exchange of the existing share certificates of the Company for new share certificates printed with the inclusion of a statement that the Company's share capital is divided into different classes of shares.

By order of the Board
Yang Yuanqing
Chairman

Hong Kong, 13 May 2005

As at the date of this announcement, the Board comprises three Executive Directors, namely Mr Yang Yuanqing, Mr Stephen Maurice Ward, Jr., and Ms Ma Xuezheng; two Non-Executive Directors, namely Mr Liu Chuanzhi and Mr Zhu Linan; and three Independent Non-Executive Directors, namely Mr Wong Wai Ming, Professor Woo Chia-Wei and Mr Ting Lee Sen.

"Please also refer to the published version of this announcement in The Standard"

lenovo联想

Lenovo Group Limited 聯想集團有限公司

（於香港註冊成立之有限公司）

（股份代號：0992）

建議發行非上市可換股優先股
及非上市認股權證
及
建議修訂公司細則

於二零零五年五月十三日舉行的股東特別大會投票結果

聯想集團有限公司於今天舉行的股東特別大會上，全部決議案均獲得通過，其中包括：發行非上市可換股優先股及非上市認股權證及修訂公司細則。

茲提述本公司就發行非上市可換股優先股和非上市認股權證及修訂公司細則而刊發日期為二零零五年三月三十日的本公司公告（「公告」）及同為二零零五年四月二十日的股東通函（「通函」）及股東特別大會（「股東特別大會」）通告（「通告」）。除文義另有所指外，本公告所用詞語與通函及通告所定義者具有相同涵義。

股東特別大會投票結果

本公司於今天舉行的股東特別大會上就通告及通函內所提呈的全部決議案，以書面點票形式投票表決。董事會欣然宣布於今天舉行的股東特別大會上，全部決議案均獲得通過及投票結果如下：

決議案(簡明)	票數(百份比)	
	贊成	反對
一. 普通決議案 (a) 本公司的法定股本由500,000,000港元(分為20,000,000,000股每股面值0.025港元的普通股)，增加至527,525,000港元(分為20,000,000,000股每股面值0.025港元的普通股及3,000,000股每股票面值9.175港元及每股設定價格1,000港元)的A類優先股(每股設定價格1,000港元)；及 (b) 授權董事會增設及授出認股權證認購237,417,474股新普通股，及向認股權證持有人據其行使認股權證時發出普通股。	4,601,148,558股股份 (99.02%)	45,716,898股股份 (0.98%)
二. 特別決議案 (a) 發行2,730,000股A類優先股給投資者；及 (b) 修訂公司細則。	4,601,148,558股股份 (99.02%)	45,716,898股股份 (0.98%)

有關上述決議案的詳情,股東可參考通告。

(1) 股份持有人可於股東特別大會上就所有決議案投票贊成或反對的股份總數為7,478,662,108股。

(2) 股份持有人僅可於股東特別大會上就決議案投票反對的股份總數為821,234,569股。如本公司日期為二零零五年五月四日的公告所披露者，IBM已與本公司簽訂一份有條件股份購回協議，其中若取得獨立股東批准後，本公司及IBM同意於場外以購入總價152,221,909美元(代表額外股份每股2.725港元)同意購買及同意出售435,717,757股無投票權股份(「額外股份」)。本公司有意運用部份由發行可換股優先股及認股權證的所得款項以支付擬購回的額外股份。鑒於就購回協議，IBM於投資協議中有重大利益，故此其需於股東特別大會上放棄就所建議的決議案投贊成票。

(3) 本公司股份過戶登記處雅柏勤證券登記有限公司出任是次大會監票員。

買賣安排

隨增設可換股優先股後，本公司的股本已分為不同的類別。為遵守《公司法》及《上市規則》附錄二第B部中第5(3)段，於股東特別大會當日及其後發行的股票將包括一段列明本公司股本分為不同類別的聲明。所有目前沒有包括有關聲明的已發行股票會繼續作為持有該等股份的有效憑據；及在買賣、結算及交收該數目的本公司股份時將繼續有效。本公司並沒有作出特別安排以免費為現時的股票換領包含本公司股本分為不同類別的聲明的新股票。

承董事會命
主席
楊元慶

香港，二零零五年五月十三日

於本公告日期，董事會包括三位執行董事，分別為楊元慶先生、Stephen Maurice Ward, Jr.先生及馬雪征女士；兩位非執行董事，分別為柳傳志先生和朱立南先生；及三位獨立非執行董事，分別為黃偉明先生、吳家瑋教授及丁利生先生。

「請同時參閱本公布於經濟日報刊登的內容。」

lenovo联想

Lenovo Group Limited 聯想集團有限公司



RECEIVED
JUN 06 2005
PROCESSING
SECTION

(Incorporated in Hong Kong with limited liability)

(Stock Code: 992)

PROPOSED OFF-MARKET REPURCHASE OF NON-VOTING SHARES AND CONNECTED TRANSACTION

On 1 May 2005, the Company entered into a Repurchase Agreement with IBM pursuant to which IBM agreed to sell and the Company agreed to purchase the Excess Shares, representing 435,717,757 Excess Shares, which were issued to IBM as partial consideration pursuant to the terms of the IBM Acquisition. The Excess Shares subject to the Repurchase Agreement are Non-voting Shares and represent approximately 4.7% of the issued share capital of the Company as at the date of this announcement and 47.3% of the issued Non-voting Share capital as at the date of this announcement. The total cash consideration payable by the Company for repurchase of the Excess Shares is approximately US$152,221,909 (approximately HK$1,187,330,888) which is equivalent to HK$2.725 per Excess Share.

Following the Closing of the Share Repurchase and the closing of the Investment Agreement, IBM and its associates will have the following interest in the Company: 821,234,569 Shares and 485,918,702 Non-voting Shares representing 13.4% of the total issued share capital (assuming the issue and full conversion of the Convertible Preferred Shares pursuant to the Investment Agreement). Following the Closing of the Share Repurchase, the Excess Shares will be cancelled and the number of Non-voting Shares in issue will be reduced from 921,636,459 to 485,918,702.

The Share Repurchase is conditional upon, amongst other things, (i) closing of the Investment Agreement; (ii) approval by the Executive; and (iii) approval by at least three-fourths of the votes cast at the EGM on a poll by the Independent Shareholders. IBM and its concert parties will abstain from voting at the EGM. Closing of the Share Repurchase is expected to take place on the first business day after the Independent Shareholders approve the Share Repurchase at the EGM. The Company, the Major Shareholder and the Investors will approach the SFC to determine whether or not the Major Shareholder and the Investors will be eligible to vote at the EGM.

Since the conditions precedent to the Repurchase Agreement may or may not be satisfied, the Repurchase Agreement may or may not be completed and the Share Repurchase may or may not proceed. Shareholders and other investors are advised to exercise caution in dealing in the Shares.

Following the Initial Closing, IBM is deemed to be a connected person of the Company by the Stock Exchange and consequently the Share Repurchase constitutes a connected transaction under the Listing Rules and will be subject to the approval of Independent Shareholders at the EGM.

An Independent Board Committee has been appointed to advise the Independent Shareholders in respect of the Share Repurchase and N M Rothschild & Sons (Hong Kong) Limited has been appointed as the independent financial adviser to advise the Independent Board Committee in respect of the Share Repurchase.

A circular containing, among other things, further details of the Share Repurchase and letters from the independent financial adviser and the Independent Board Committee, together with a notice convening the EGM to approve the Share Repurchase, will be dispatched to Shareholders within 21 days of the date of this announcement.

On the application of the Company, trading in the Shares was suspended from 9:30 a.m. on 3 May 2005 pending the release of this announcement. The Company has applied for resumption of trading in the Shares with effect from 9:30 a.m. on 5 May 2005.

THE REPURCHASE AGREEMENT

Parties: the Company and IBM

Date: 1 May 2005

Excess Shares: 435,717,757 Non-voting Shares, representing approximately 4.7% of the issued share capital of the Company as at the date of this announcement and 47.3% of the issued Non-voting Shares as at the date of this announcement. Following the Share Repurchase IBM will not hold any Excess Shares.

Consideration: approximately US$152,221,909 (approximately HK$1,187,330,888) representing HK$2.725 per Excess Share.

Conditions: the Repurchase Agreement is conditional upon, amongst other things:

(i) the closing of the Investment Agreement;

(ii) the approval by the Executive of the Share Repurchase; and

(iii) the approval of the Share Repurchase by at least three-fourths of the votes cast at the EGM on a poll by Independent Shareholders.

The conditions cannot be waived.

Completion: the Closing of the Share Repurchase shall take place on the first business day after the fulfilment of all the conditions of the Repurchase Agreement or any other day as may be agreed by the parties thereto (unless terminated earlier in accordance with the Repurchase Agreement).

Costs: All costs and expenses incurred in connection with the Repurchase Agreement and the transactions contemplated therein shall be paid by the party incurring such costs and expenses, save that all stamp duty in respect of the Share Repurchase will be borne by the Company.

SHARE REPURCHASE PRICE

The Share Repurchase Price was determined after arm's length negotiations between the Company and IBM. The Share Repurchase Price represents:

(i) a premium of 1.87% to the Issue Price of the Excess Shares of HK$2.675;

(ii) a premium of 1.87% to the closing price of the Shares of HK$2.675 as quoted on the Stock Exchange on 3 December 2004[1] being the last day of trading in Shares on the Stock Exchange before release of the first announcement in relation to the IBM Acquisition;

(iii) a premium of 12.37% to the closing price of the Shares of HK$2.425 as quoted on the Stock Exchange on 29 April 2005, being the last day of trading in Shares on the Stock Exchange before signing of the Repurchase Agreement;

(iv) a premium of 12.37% to the closing price of the Shares of HK$2.425 as quoted on the Stock Exchange on 29 April 2005 being the last day of trading in Shares on the Stock Exchange before release of this announcement;

(v) a premium of 12.93% to the 10-day average closing price of the Shares as quoted on the Stock Exchange up to and including 29 April 2005 of HK$2.413; and

(vi) a premium of 12.79% to the 6-month daily average closing price of the Shares as quoted on the Stock Exchange since 1 November 2004 up to and including 29 April 2005 of HK$2.416.

Based on the latest audited consolidated accounts of the Company as at 31 March 2004, the net book asset value was US$575.48 million (equivalent to approximately US$0.077 (HK$0.60) per Share based on 7,475,594,108 Shares in issue as at 31 March 2004). The Share Repurchase Price represents a premium of approximately 354.17% to the net book asset value per Share. Based on the unaudited consolidated accounts of the Company as at 31 December 2004, the net book asset value was US$646.69 million (equivalent to approximately US$0.086 (HK$0.67) per Share based on 7,474,152,108 Shares in issue as at 31 December 2004). The Share Repurchase Price represents a premium of approximately 306.72% to the net book asset value per Share.

For the years ended 31 March 2003 and 31 March 2004, the audited consolidated profits of the Company before taxation and minority interests was approximately US$131.88 million (HK$1,028.65 million) (2003) and US$127.54 million (HK$994.85 million) (2004) respectively. For the same period, the audited consolidated profits of the Company after tax and minority interests was approximately US$130.40 million (HK$1,017.15 million) (2003) and US$134.99 million (HK$1,052.89 million) (2004), respectively. For the nine months ended 31 December 2004, the unaudited consolidated profits of the Company before taxation and minority interests was approximately US$124.63 million (HK$972.11 million) and the unaudited consolidated profits of the Company after tax and minority interests was approximately US$122.32 million (HK$954.12 million).

IBM ACQUISITION

On 7 December 2004, the Company and IBM entered into the Asset Purchase Agreement. The consideration to be paid by the Company is US$1.25 billion (approximately HK$9.75 billion), subject to certain adjustments (details of which are set out in the IBM Circular). At the Initial Closing on 30 April 2005, the Company paid cash consideration of US$650 million (which includes the goodwill deposit paid on 8 December 2004 and interest accrued thereon) (approximately HK$5.07 billion) and issued 821,234,569 new Shares and 921,636,459 new Non-voting Shares credited as fully paid, in each case, to IBM at the Issue Price (HK$2.675 per Share and Non-voting Share).

Following Initial Closing of the IBM Acquisition on 30 April 2005, IBM holds approximately 9.9% (comprising voting Shares only) of the total enlarged issued share capital and approximately 18.9% (comprising voting Shares and Non-voting Shares) of the total enlarged issued share capital, in each case, of the Company immediately following the Initial Closing. Notwithstanding this, the Stock Exchange has deemed IBM as a connected person of the Company upon the Initial Closing under the Listing Rules.

The entering into of the Asset Purchase Agreement and the allotment and issue of the Consideration Shares to IBM was approved by the Shareholders at the extraordinary general meeting of the Company held on 27 January 2005.

As stated in the announcement of the Company dated 30 April 2005 and the IBM Circular, with respect to the remaining assets which have not been transferred to the Company as of the Initial Closing, they will be transferred from time to time in one or more subsequent closings to be agreed between the Company and IBM. The Company will make a further announcement when the final subsequent closing takes place and further announcements in respect of other subsequent closings, if appropriate. For further information on the Initial Closing, please refer to the announcement of the Company dated 30 April 2005.

---

[1] The Non-voting Shares are not listed on the Stock Exchange and therefore there is no specific market price information. The Non-voting Shares are convertible into Shares on a one-for-one basis and accordingly the trading price of Shares on the Stock Exchange is utilised for illustrative purposes.

COMPANY AGREEMENT

Pursuant to the Company Agreement, the Company has agreed to use its reasonable best efforts to arrange for the sale of the Excess Shares to one or more third parties or to undertake, subject to applicable laws and regulations, to repurchase the Excess Shares at a price per Excess Share not less than the higher of (i) the then prevailing market price per Share, and (ii) the Issue Price. The Company and IBM entered into an agreement entitled Amendment, Waiver and Agreement on 30 March 2005 (the "**First Amendment Agreement**") whereby it was agreed that if the closing of the Investment Agreement did not occur concurrently with the Initial Closing, the prior approval of the Company's Shareholders for a repurchase of the Excess Shares would be required prior to the closing of the Investment Agreement.

On 29 April 2005, the Company and IBM entered into the Company Agreement Amendment No. 2 (the "**Second Amendment Agreement**") whereby IBM consented to the closing of the Investment Agreement without the requirement for the Company's Shareholders to first approve the Share Repurchase, thereby facilitating the Company's early closing of the Investment Agreement. In consideration, the Company agrees to the following: (i) the Company shall enter into the Repurchase Agreement; (ii) the Company shall use its reasonable best efforts to procure that the sale and purchase of the Excess Shares from IBM to the Company is approved by at least three-fourths of the votes cast by the Independent Shareholders of the Company on a poll in accordance with the applicable laws and regulations; (iii) if the Company fails to complete the Repurchase Agreement during the six-month period immediately following the Initial Closing of the IBM Acquisition, 435,717,757 voting Shares will be deemed, for the purposes of the Company Agreement, to be the Excess Shares in substitution for the 435,717,757 Non-voting Shares; and (iv) the Company shall use its reasonable best efforts to do all things necessary to obtain, prior to the closing of the Investment Agreement, written confirmation from the Executive and the Stock Exchange that the Investors and the Major Shareholder are eligible to vote in favour of the resolution of the Shareholders of the Company to approve the Repurchase Agreement and the transactions contemplated thereby and to maintain such confirmation during the term of the Repurchase Agreement.

Further details of the Company Agreement are contained in the IBM Circular. Further details of the First Amendment Agreement and the Second Amendment Agreement will be included in the circular setting out details the Share Repurchase.

INVESTMENT AGREEMENT

On 30 March 2005, the Company entered into the Investment Agreement with the Investors pursuant to which the Investors agreed to subscribe for, and the Company has agreed to issue, 2,730,000 unlisted Convertible Preferred Shares and unlisted Warrants to subscribe for 237,417,474 Shares for an aggregate cash consideration of US$350 million (approximately HK$2,730 million). The Company is not aware of IBM's voting intention with respect to the extraordinary general meeting to be held to consider and, if thought fit, approve the terms of the Investment Agreement as set out in the Investment Circular, although IBM consented to the closing of the Investment Agreement on 29 April 2005 as set out in the Second Amendment Agreement.

A circular containing details of the terms of the Investment Agreement ("**Investment Circular**"), the Convertible Preferred Shares, the Warrants and the proposed amendments to the articles of association of the Company, together with the notice of the extraordinary general meeting of the Company to be held on 13 May 2005 and the form of proxy, was distributed to the Shareholders on 20 April 2005. It is expected that the closing of the Investment Agreement will occur shortly after approval is obtained from the Company's Shareholders at the extraordinary general meeting of the Company to be held to consider and, if thought fit, approve the terms of the Investment Agreement.

MAJOR SHAREHOLDER VOTING UNDERTAKING

On 30 April 2005, the Major Shareholder and IBM entered into a voting undertaking agreement pursuant to which the Major Shareholder has, subject to any applicable laws or regulations, the Listing Rules and the requirement and decisions of any applicable authority, undertaken and agreed with IBM to vote (or procure to be voted) in favour of the resolutions proposed at any general meeting of shareholders of the Company to, inter alia, approve all agreements and other arrangements entered into by IBM and the Company or either of their respective subsidiaries or affiliates as of the Initial Closing and to refresh the connected transaction approvals granted in respect of some or all of such transactions. The agreement includes an undertaking to vote in favour of any shareholder resolution that authorises the Company to repurchase any of the Excess Shares.

INVESTOR VOTING UNDERTAKINGS

Following completion of the Investment Agreement, the Investors will become the registered and/or beneficial owners of the Convertible Preferred Shares and the Warrants. The Investors entered into various investor voting undertakings with IBM on 29 April 2005 pursuant to which the Investors covenanted and agreed to vote in favour of the Repurchase Agreement at any general meeting of the Shareholders of the Company subject to any applicable laws or regulations, the Listing Rules and the requirements and decisions of any regulatory authority or governmental authority. The entry into the voting undertakings was a condition precedent the Second Amendment Agreement pursuant to which IBM consented to the closing of the Investment Agreement as set out above. The Investors are not parties to the Second Amendment Agreement.

REASONS FOR THE SHARE REPURCHASE

The Board considers that IBM having consented to the closing of the Investment Agreement prior to the Company having obtained Shareholders' approval for the Share Repurchase provides the Company with certainty with respect to its fund raising activities and with respect to its working capital requirements.

In consideration for IBM's consent and after arm's length negotiations between the Company and IBM, the Company has agreed to a repurchase price of the Excess Shares of HK$2.725. The Share Repurchase Price is equivalent to the conversion price of the Convertible Preferred Shares into Shares and represents a premium of HK$0.05 to the Issue Price of the Excess Shares. The Company considers that the conversion price of the Convertible Preferred Shares into Shares provides a useful benchmark for determining the boundaries of the Share Repurchase Price. Furthermore, the Company considers that as the Share Repurchase Price is equivalent to the conversion price of the Convertible Preferred Shares and that the agreement with IBM permits the timely closing of the Investment Agreement, the Repurchase Agreement's terms and conditions are in the best interests of the Company and the Shareholders as a whole.

The Board also considers that the Repurchase Agreement reduces the dilution effect (on an earnings per share basis) resulting from the closings of the Investment Agreement and the Initial Closing.

In addition, the Company views the investment in the Company by the Investors as being of strategic benefit to the Company from both a financial and operational perspective.

In view of the above, the Board believes that the Share Repurchase is in the interests of the Company and the Shareholders as a whole.

SHAREHOLDING STRUCTURE

Based on the information available to the Directors as at 3 May 2005 (being the latest practicable date for ascertaining certain information contained in this announcement), set out below are the shareholding structures of the Company as at that date and upon Closing of the Share Repurchase.

Shareholding Structure after the issue of Convertible Preferred Shares and after the Initial Closing of the IBM Acquisition but before the Closing of Share Repurchase

	As at 3 May 2005		After the issue of Convertible Preferred Shares and after the Initial Closing of the IBM Acquisition but before the Closing of Share Repurchase			
	Number and class of shares	Percentage of total issued share capital (approx.)	Number and class of shares	Percentage of voting rights assuming no conversion of the Non-voting Shares held by IBM (approx.)	Percentage of enlarged ordinary share capital including Non-voting Shares and assuming no conversion of Convertible Preferred Shares (approx.)	Percentage of enlarged ordinary share capital including Non-voting Shares and assuming full conversion of Convertible Preferred Shares (approx.)
Legend Holdings Limited	4,227,699,971 Shares	45.9%	4,227,699,971 Shares	45.5%	45.9%	41.4%
IBM	821,234,569 Shares and 921,636,459 Non-voting Shares	18.9%	821,234,569 Shares, 921,636,459 Non-voting Shares	8.8%	18.9%	17.0%
TPG	–	–	1,560,000 Convertible Preferred Shares	6.2%	0%	5.6%
General Atlantic Group	–	–	780,000 Convertible Preferred Shares	3.1%	0%	2.8%
Newbridge Capital Group	–	–	390,000 Convertible Preferred Shares	1.5%	0%	1.4%
Directors	53,980,000 Shares	0.6%	53,980,000 Shares	0.6%	0.6%	0.5%
Public	3,195,764,137 Shares	34.6%	3,195,764,137 Shares	34.3%	34.6%	31.3%
		100.0%		100%	100%	100%

Shareholding Structure after the issue of Convertible Preferred Shares and the Closing of the Share Repurchase

	As at 3 May 2005		After the issue of Convertible Preferred Shares and the Closing of the Share Repurchase				
	Number and class of shares	Percentage of total issued share capital (approx.)	Number and class of shares	Number of voting Shares assuming full conversion of Convertible Preferred Shares and no conversion of the Non-voting Shares held by IBM	Percentage of voting rights assuming no conversion of the Non-voting Shares held by IBM (approx.)	Percentage of enlarged ordinary share capital including Non-voting Shares and assuming no conversion of Convertible Preferred Shares (approx.)	Percentage of enlarged ordinary share capital including Non-voting Shares and assuming full conversion of Convertible Preferred Shares (approx.)
Legend Holdings Limited	4,227,699,971 Shares	45.9%	4,227,699,971 Shares	4,227,699,971	45.5%	48.1%	43.2%
IBM	821,234,569 Shares and 921,636,459 Non-voting Shares	18.9%	1,307,153,271 Shares (i.e. 821,234,569 Shares, 485,918,702 Non-voting Shares)	821,234,569	8.8%	14.9%	13.4%
TPG	-	-	1,560,000 Convertible Preferred Shares	572,477,064	6.2%	0%	5.8%
General Atlantic Group	-	-	780,000 Convertible Preferred Shares	286,238,532	3.1%	0%	2.9%
Newbridge Capital Group	-	-	390,000 Convertible Preferred Shares	143,119,266	1.5%	0%	1.5%
Directors	53,980,000 Shares	0.6%	53,980,000 Shares	53,980,000	0.6%	0.6%	0.6%
Public	3,195,764,137 Shares	34.6%	3,195,764,137 Shares	3,195,764,137	34.3%	36.4%	32.6%
		100.0%		9,300,513,539	100%	100%	100%

As at 3 May 2005
Percentage of total issued share capital


Legend Holdings Limited
Directors
Public
IBM
45.9%
0.6%
34.6%
18.9%
the Company

Immediately upon the full conversion of the Convertible Preferred Shares (after closing of the Share Repurchase) assuming no exercise of Warrants


Legend Holdings Limited
IBM
TPG
General Atlantic Group
Newbridge Capital Group
Directors
Public
43.2%
13.4%
5.8%
2.9%
1.5%
0.6%
32.6%
the Company

Immediately upon the full conversion of the Convertible Preferred Shares (after closing of the Share Repurchase) and full exercise of Warrants


Legend Holdings Limited
IBM
TPG
General Atlantic Group
Newbridge Capital Group
Directors
Public
42.2%
13.0%
7.1%
3.5%
1.8%
0.5%
31.9%
the Company

SOURCE OF FUNDING

The funds required for the Share Repurchase, of approximately US$152,221,909 (approximately HK$1,187,330,888), will be financed out of the proceeds of US$350,000,000 (approximately HK$2,730,000,000) from the issue of the Convertible Preferred Shares and the Warrants to the Investors pursuant to the Investment Agreement. Closing of the Share Repurchase is conditional, among other things, upon closing of the Investment Agreement. As the Initial Closing occurred prior to the closing of the Investment Agreement, the Company will use a portion of the proceeds raised pursuant to the Investment Agreement to fund the repurchase of the Excess Shares issued to IBM in lieu of cash consideration. The Company believes that the financing of the Share Repurchase will not have any adverse impact on the financial position of the Company.

INFORMATION ON THE COMPANY

The principal activity of the Company is investment holding. Since the closing of IBM Acquisition, the principal activity of the Group is provision of desktop and notebook computers in worldwide markets. The Group also provides information technology products including mobile handsets, servers, peripherals and digital entertainment products in the PRC.

The terms of the Share Repurchase were negotiated at arm's length between the Company and IBM. The Directors consider that the Share Repurchase is in the best interests of the Company.

INFORMATION ON IBM

IBM is the largest supplier of "hardware", "software" and information technology services, and pioneered the development and implementation of "e-business" solutions. Over the past decade, IBM has been a leader in the information technology market's shift of focus from selling hardware, software, and services, to the creation of solutions to clients' business problems. The common stock of IBM is listed on the New York, Chicago and Pacific stock exchanges and on other exchanges in the USA and around the world.

SHARES REPURCHASE CODE IMPLICATIONS

Pursuant to Rule 2 of the Share Repurchase Code, the Share Repurchase must be approved by the Executive. The Share Repurchase is also conditional upon the approval by at least three-fourths of the votes cast on a poll by disinterested shareholders present in person or by proxy at the EGM. In accordance with the Share Repurchase Code, IBM and its concert parties are required to abstain from voting in respect of the Share Repurchase. All disinterested shareholders within the meaning of the Share Repurchase Code are eligible to vote. The Company, the Major Shareholder and the Investors will approach the SFC to determine whether or not the Major Shareholder and the Investors will be eligible to vote at the EGM.

GENERAL

Following the Initial Closing, the Share Repurchase also constitutes a connected transaction and shall be conditional upon approval by the Independent Shareholders at the EGM under the Listing Rules. The Company, the Major Shareholder and the Investors will approach the Stock Exchange to determine whether or not the Major Shareholder and the Investors will be eligible to vote at the EGM.

A committee of independent non-executive Directors of the Company has been appointed to advise the Independent Shareholders and N M Rothschild & Sons (Hong Kong) Limited has been appointed as the independent financial adviser to advise the Independent Shareholders and the Independent Board Committee formed for the purpose of advising the Independent Shareholders of the Share Repurchase.

A circular containing further details of the terms of the Share Repurchase and letters from the independent financial adviser and the Independent Board Committee, together with the notice of the EGM and the form of proxy, will be distributed to the Shareholders as soon as possible.

IBM and such other shareholders that are deemed by the SFC or the Stock Exchange to be interested in the Share Repurchase and their respective concert parties and associates will abstain from voting at the EGM on the resolutions to approve the Share Repurchase.

RESPONSIBILITY STATEMENT

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and that there are no other facts not contained in this announcement, the omission of which would make any statement in the announcement misleading.

RESUMPTION OF TRADING

On the application of the Company, trading in the Shares was suspended from 9:30 a.m. on 3 May 2005 pending the release of this announcement. The Company has applied for resumption of trading in the Shares with effect from 9:30 a.m. on 5 May 2005.

DEFINITIONS

In this announcement, unless the context requires otherwise, the following terms have the meanings as set out below:

"Asset Purchase Agreement"	the agreement dated 7 December 2004 entered into between the Company and IBM in relation to the IBM Acquisition
"associates"	has the meaning ascribed to it under the Listing Rules
"Board"	the board of Directors of the Company
"Closing"	closing of the Repurchase Agreement in accordance with its terms
"Company"	Lenovo Group Limited, a company incorporated on 5 October 1993 with limited liability under the laws of Hong Kong, the Shares of which are listed on the main board of the Stock Exchange
"Company Agreement"	the company agreement entered into between the Company and IBM on 7 December 2004 which became effective on the Initial Closing, details of which are set out in the section entitled "Company Agreement" in this announcement
"Consideration Shares"	821,234,569 new Shares and 921,636,459 new Non-voting Shares allotted and issued by the Company to IBM to satisfy part of the consideration under the Asset Purchase Agreement
"Convertible Preferred Shares"	Series A cumulative convertible preferred shares of nominal value HK$9.175 each and stated value of HK$1,000 in the share capital of the Company
"Directors"	the directors of the Company
"Executive"	the Executive Director of the Corporate Finance Division of the SFC or any delegate of the Executive Director
"Excess Shares"	435,717,757 of the non-voting Consideration Shares issued to IBM to satisfy part of the consideration for the IBM Acquisition
"Extraordinary General Meeting" or "EGM"	the extraordinary general meeting of the Company to be held for the purposes of considering and, if thought fit, approving, among other things, the Share Repurchase
"General Atlantic Group"	collectively, General Atlantic Partners (Bermuda), L.P., GAPSTAR, LLC, GAP Coinvestments III, LLC, GAP Coinvestments IV, LLC and GAPCO GmbH & Co. KG and affiliates that are under common control with such entities
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong Dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"IBM"	International Business Machines Corporation
"IBM Acquisition"	the Group's acquisition of IBM's global desktop computer and notebook computer business, details of which are contained in the IBM Circular
"IBM Circular"	the circular of the Company in relation to the IBM Acquisition dated 31 December 2004
"Independent Board Committee"	the independent committee of the board of directors of the Company appointed to advise the Independent Shareholders
"Independent Shareholders"	shareholders who do not have any material interest in the Share Repurchase, being shareholders other than IBM and such other shareholders that are deemed by the SFC or the Stock Exchange to be interested in the Share Repurchase and their respective concert parties and associates
"Initial Closing"	initial closing of the IBM Acquisition on 30 April 2005 in accordance with the terms of the Asset Purchase Agreement
"Investment Agreement"	the investment agreement entered into between the Company and the Investors dated 30 March 2005 in relation to the issue of the Convertible Preferred Shares and the Warrants

"Investment Agreement Closing Date"	the date on which closing of the Investment Agreement takes place in accordance with its terms
"Investors"	TPG IV Acquisition Company LLC, General Atlantic Partners (Bermuda), L.P., GAPSTAR, LLC, GAP Coinvestments III, LLC, GAP Coinvestments IV, LLC, GAPCO GmbH & Co. KG and Newbridge Asia Acquisition Company LLC; and the term "Investor" shall mean any one of them
"Issue Price"	the price of HK$2.675 per Share and Non-voting Share
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Major Shareholder"	Legend Holdings Limited, the controlling shareholder of the Company holding approximately 45.9% of all the Shares in issue as at the date hereof
"Newbridge Capital Group"	collectively Newbridge Asia Acquisition Company LLC and affiliates that are under common control with such entity
"Non-voting Shares"	ordinary unlisted shares of par value HK$0.025 each in the share capital of the Company, which have the same rights as the Shares save that the Non-voting Shares shall not carry any voting rights until they are converted into Shares
"Repurchase Agreement"	the agreement dated 1 May 2005 entered into between the Company and IBM in relation to the Share Repurchase
"SFC"	the Securities and Futures Commission
"Shares"	ordinary shares of nominal value of HK$0.025 each in the share capital of the Company
"Share Repurchase"	the purchase of 435,717,757 Excess Shares, constituting Non-voting Shares, by the Company from IBM pursuant to the Repurchase Agreement
"Share Repurchase Code"	the Hong Kong Code on Share Repurchases
"Share Repurchase Price"	HK$2.725 per Excess Share
"Shareholders"	holders of the Shares and Convertible Preferred Shares (if any)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"TPG"	collectively TPG IV Acquisition Company LLC and affiliates that are under common control with such entity
"US$"	United States Dollars, the lawful currency of the United States of America
"Warrants"	237,417,474 unlisted warrants to be issued by the Company entitling the holders of the Warrants to subscribe for the same number of new Shares to be issued upon the exercise of the subscription rights attaching to the Warrants at the price of HK$2.725 per Share (subject to certain anti-dilution adjustments) at any time from the Investment Agreement Closing Date up to the fifth anniversary of the Investment Agreement Closing Date (both dates inclusive)

This announcement contains translation between HK$ and US$ at HK$7.80 = US$1.00. The translation shall not be taken as representation that the HK$ amount could actually be converted into US$ at that rate, or at all.

As of the date of this announcement, the Executive Directors are Mr Yang Yuanqing, Mr Stephen Maurice Ward Jr. and Ms Ma Xuezheng, the Non-executive Directors are Mr Liu Chuanzhi and Mr Zhu Linan; and the Independent Non-executive Directors are Mr Wong Wai Ming, Professor Woo Chia-Wei, and Mr Ting Lee Sen.

By Order of the Board
Yang Yuanqing
Chairman

Hong Kong, 4 May 2005

"Please also refer to the published version of this announcement in The Standard"

lenovo联想

Lenovo Group Limited 聯想集團有限公司

（於香港註冊成立之有限公司）

（股份代號：992）

建議於場外購回無投票權股份
及關連交易

於二零零五年五月一日，本公司與IBM訂立購回協議，據此，IBM同意出售及本公司同意購買超額股份，相當於435,717,757股超額股份，該等股份已根據IBM收購的條款發行予IBM作為部份代價。購回協議涉及的超額股份為無投票權股份，佔本公司於本公告日期已發行股本約4.7%及本公司於本公告日期已發行無投票權股本約47.3%。本公司就購回超額股份應付總現金代價約152,221,909美元（約1,187,330,888港元），相當於每股超額股份2.725港元。

於股份購回交割及投資協議交割後，IBM及其聯繫人士將於本公司有如下利益：821,234,569股股份及485,918,702股無投票權股份，佔總已發行股本13.4%（假設根據投資協議發行及悉數轉換可換股優先股）。於股份購回交割後，超額股份將被註銷而已發行無投票權股份數目將由921,636,459股減至485,918,702股。

股份購回以下列（其中包括）為條件(i)投資協議交割；(ii)執行人員批准；及(iii)於股東特別大會上獲獨立股東以四分三票數投票批准。IBM及其一致行動人士將於股東特別大會上禁止投票。股份購回的交割預期將於獨立股東於股東特別大會上批准股份購回的下一個營業日進行。本公司、主要股東及投資者將聯絡證監會以決定主要股東及投資者是否有資格於股東特別大會投票。

由於購回協議的先決條件不一定達成，購回協議不一定會完成及股份購回亦不一定會進行。股東及其他投資者於買賣股份時務請審慎行事。

於首次交割後，IBM被聯交所視為本公司一名關連人士，根據上市規則，因股份購回乃屬一項關連交易並須經獨立股東於股東特別大會批准。

本公司將委任獨立董事委員會，就股份購回向獨立股東提供意見。本公司亦已委任洛希爾父子（香港）有限公司為獨立財務顧問就股份購回向獨立董事委員會提供意見。

一份載有（其中包括）股份購回之進一步詳情，連同獨立財務顧問函件及獨立董事委員會函件，以及召開以批准股份購回之股東特別大會通告之通函，將於本公告日期起計21日內儘快寄發予各股東。

應本公司要求，由二零零五年五月三日上午九時三十分起已暫停股份買賣，以待刊發本公告。本公司已申請由二零零五年五月五日上午九時三十分起恢復股份買賣。

購回協議

訂約各方	：	本公司及IBM
日期	：	二零零五年五月一日
超額股份	：	435,717,757股無投票權股份，佔本公司於本公告日期已發行股本約4.7%及於本公告日期已發行無投票權股本約47.3%。於股份購回後IBM將不會持有任何超額股份。
代價	：	約152,221,909美元（約1,187,330,888港元），相當於每股超額股份2.725港元。
條件	：	股份購回以下列（其中包括）為條件：

(i) 投資協議交割；

(ii) 執行人員批准股份購回；及

(iii) 於股東特別大會上由獨立股東投票表決時以不少於四分三票數批准；

該等條件不得豁免。

完成 : 股份購回的交割將於達成所有購回協議條件的下一個營業日或雙方同意之其他日期（除非根據購回協議提早終止協議）。

成本 : 與購回協議及當中所述交易有關的所有成本及費用須由引致該等成本及費用的人士支付，惟股份購回的相關印花稅將由本公司承擔。

股份購回價

股份購回價經本公司及IBM公平磋商釐定。股份購回價相當於：

(i) 超額股份發行價2.675港元之1.87%溢價；

(ii) 二零零四年十二月三日即首次公佈IBM收購前股份在聯交所的最後交易日收市報價2.675港元[1]之1.87%溢價；

(iii) 二零零五年四月二十九日即簽訂購回協議前股份在聯交所的最後交易日收市報價2.425港元之12.37%溢價；

(iv) 二零零五年四月二十九日即本公告發表前股份在聯交所的最後交易日收市報價2.425港元之12.37%溢價；

(v) 截至二零零五年四月二十九日（包括該日）止股份的十日平均收市價2.413港元之12.93%溢價；及

(vi) 由二零零四年十一月一日起至二零零五年四月二十九日（包括該日）期間股份的6個月平均收市價2.416港元之12.79%溢價。

根據本公司截至二零零四年三月三十一日的最近經審核綜合賬目，賬面資產淨值為575.48百萬美元（按二零零四年三月三十一日已發行股份7,475,594,108股計算相當於每股約0.077美元（0.60港元））。股份購回價相當於每股賬面資產淨值溢價約354.17%。根據本公司截至二零零四年十二月三十一日的未經審核綜合賬目，賬面資產淨值為646.69百萬美元（按截至二零零四年十二月三十一日已發行股份7,474,152,108股計算相當於約每股0.086美元（0.67港元））。

截至二零零三年三月三十一日及二零零四年三月三十一日止年度，本公司除稅及少數股東權益前經審核綜合溢利分別為約131.88百萬美元（1,028.65百萬港元）（二零零三年）及127.54百萬美元（994.85百萬港元）（二零零四年）。同期本公司除稅及少數股東權益後經審核綜合溢利分別為約130.40百萬美元（1,017.15百萬港元）（二零零三年）及134.99百萬美元（1,052.89百萬港元）（二零零四年）。截至二零零四年十二月三十一日止九個月期間本公司除稅及少數股東權益前未經審核綜合溢利為124.63百萬美元（972.11百萬港元），而本公司除稅及少數股東權益後未經審核綜合溢利為122.32百萬美元（954.12百萬港元）

IBM收購

於二零零四年十二月七日，本公司與IBM訂立資產收購協議。本公司應付的代價為12.5億美元（約為97.5億港元），惟可予若干調整（調整詳情載於IBM通函）。在首次交割時於二零零五年四月三十日，本公司支付現金代價6.5億美元（包括於二零零四年十二月八日支付的商譽按金及其應計利息，（約50.7億港元），以及發行821,234,569股新股份及921,636,459股新無投票權股份列賬為繳足股款股份，兩類股份均以發行價（每股股份及無投票權股份2.675港元）發行予IBM。

於二零零五年四月三十日IBM收購首次交割後，IBM持有本公司於緊隨首次交割後的經擴大已發行股本總額約9.9%（僅包括有投票權股份）及經擴大已發行股本總額約18.9%（包括有投票權及無投票權股份）。然而，根據上市規則，在首次交割後，聯交所已視IBM為本公司之關連人士。

訂立資產收購協議及向IBM配發及發行代價股份已於二零零五年一月二十七日舉行的股東特別大會上獲股東批准。

誠如本公司日期為二零零五年四月三十日之公佈及IBM通函所述，截至次交割時未轉移予本公司的餘下資產將按本公司與IBM協定在一個或以上隨後交割中不時作出轉移。本公司將於最後的隨後交割發生時及作進一步公佈，亦會就其他隨後交割作進一步公佈。首次交割的進一步資料請參閱本公司日期為二零零五年四月三十日的公佈。

1 無投票權股份並無於聯交所上市，因而並無特定的市價資料。無投票權股份可按一比一基準轉換為股份，因而股份於聯交所的成交價為供說明之用。

公司協議

根據公司協議，本公司同意合理地盡力安排將超額股份銷售予一個或以上的第三方，或承諾在適用法例及規例的規限下按不低於(i)每股股份當時的現行市價；及(ii)發行價（以較高者為：）的每股價格購回超額股份。本公司及IBM於二零零五年三月三十日訂立一項名為修訂、豁免及協議的協議（「**首次修訂協議**」），據此各方同意倘投資協議的交割未能與首次交割同一時間發生，則須待本公司取得本公司股東批准購回超額股份後方可進行投資協議的交割。

於二零零五年四月二十九日，本公司及IBM訂立第二次修訂公司協議（「**第二次修訂協議**」），據此IBM同意無需本公司股東批准股份購回而進行投資協議的交割，方便本公司提早進行投資協議交割。而本公司則同意以下各項作為代價：(i)本公司將訂立購回協議；(ii)本公司將合理地盡力促使IBM對本公司進行的超額股份買賣遵照適用法律及規例獲本公司不少於四分三獨立股東以投票方式表決通過；(iii)倘本公司未能於緊隨IBM收購的首次交割後六個月期間完成購回協議，則就公司協議而言，435,717,757股有投票權的股份將被視為超額股份取代435,717,757股無投票權股份；及(iv)本公司將合理地盡力，透過各種所需方法於投資協議的交割前取得執行人員及聯交所的書面確認，確認投資者及主要股東合資格投票贊成本公司股東決議案，以批准購回協議及其所述交易，以及使該確認於購回協議年期內維持有效。

有關公司協議的詳情載於IBM通函：。首次修訂協議及第二次修訂協議的進一步詳情載於列出股份購回資料的通函。

投資協議

於二零零五年三月三十日，本公司與投資者訂立投資協議，據此，投資者同意認購，而本公司同意發行2,730,000股非上市可換股優先股及可認購237,417,474股非上市認股權證，總現金代價為3.5億美元（約為27.3億港元）。雖然誠如第二次修訂協議所述IBM於二零零五年四月二十九日同意投資協議交割，但本公司並不得悉IBM就為考慮及酌情通過批准投資通函所載投資協議條款而舉行的股東特別大會之投票意向。

一份載有投資協議、可換股優先股、認股權證及本公司的公司細則的建議修訂詳情，以及本公司於二零零五年五月十三日舉行的股東特別大會的通告及代表委任表格的通函（「**投資通函**」），已於二零零五年四月二十日寄發予股東。預計為考慮及酌情通過批准投資協議條款而舉行的股東特別大會上取得本公司股東批准後不久，投資協議交割即會進行。

主要股東投票承諾

於二零零五年四月三十日，主要股東與IBM訂立一項投票承諾協議，據此，在任何適用法律或法規、上市規則及任何當時適用的規定及決定的規限下，主要股東已承諾及與IBM協定於任何股東大會上投票（或促使投票）贊成所提呈之決議案以批准（其中包括）IBM與本公司或彼等各自之附屬公司或聯屬公司於首次交割時訂立的一切協議及其他安排以及就若干或所有該等交易更新關連交易批准。該協議包括一項投票贊成授權本公司購回任何超額股份的任何股東決議案的承諾。

投資者投票承諾

於投資協議完成後，投資者將成為可換股優先股及認股權證的登記及／或實益擁有人。於二零零五年四月二十九日，投資者與IBM作出若干投資者投票承諾，根據該等承諾，投資者承諾及同意於本公司任何股東大會上，在任何適用法例或條例、上市規則及任何監管機構或政府部門的規定及決定下，投票贊成購回協議。訂立投票承諾是第二次修訂協議的先決條件，據此IBM同意上述投資協議的交割。投資者並非第二修訂協議的訂約方。

購回股份的原因

董事會認為IBM於本公司獲得股東批准購回股份前已同意投資協議的交割，可讓本公司能確定其集資活動及營運資金需要。

經考慮IBM的同意及經本公司與IBM公平磋商後，本公司協定超額股份的購回價為2.725港元。股份購回價與可換股優先股轉換股份的轉換價相同，代表超額股份發行價溢價0.05港元。本公司認為，可換股優先股轉換股份的轉換價為釐定股份購回價範圍提供有用的基準。此外，本公司認為，由於股份購回價與可換股優先股的轉換價相同，而與IBM的協議容許投資協議準時交割，故購回協議的條款及條件符合本公司及全體股東的最佳利益。

董事會亦認為，購回協議減低由投資協議交割及首次交割帶來的攤薄影響（按每股盈利基準）。

此外，本公司認為，就財務及營運角度而言，投資者於本公司的投資為本公司帶來策略性益處。

經作出上述考慮，董事會相信購回股份符合本公司及全體股東的利益。

股權架構

根據董事於二零零五年五月三日(即為確定本公告所載若干資料的最後實際可行日期)所得的資料，以下為本公司於股份購回當日及股份購回交割後的股權架構。

發行可換股優先股後及IBM收購首次交割後但於股份購回交割前的股權架構

	截至二零零五年五月三日		發行可換股優先股後及IBM收購首次交割後但於股份購回交割前			
	股數及類別	總發行股本百分比(概約)	股數及類別	假設IBM並無轉換無投票權股份的投票權百分比(概約)	假設並無轉換可換股優先股佔經擴大普通股本(包括無投票權股份)百分比(概約)	假設可換股優先股獲悉數轉換時佔經擴大普通股本(包括無投票權股份)百分比(概約)
聯想控股有限公司	4,227,699,971股股份	45.9%	4,227,699,971股股份	45.5%	45.9%	41.4%
IBM	821,234,569股股份及921,636,459股無投票權股份	18.9%	821,234,569股股份；921,636,459股無投票權股份	8.8%	18.9%	17.0%
TPG	—	—	1,560,000股可換股優先股	6.2%	0%	5.6%
General Atlantic集團	—	—	780,000股可換股優先股	3.1%	0%	2.8%
Newbridge Capital集團	—	—	390,000股可換股優先股	1.5%	0%	1.4%
董事	53,980,000股股份	0.6%	53,980,000股股份	0.6%	0.6%	0.5%
公眾人士	3,195,764,137股股份	34.6%	3,195,764,137股股份	34.3%	34.6%	31.3%
		100.0%		100%	100%	100%

發行可換股優先股及股份購回交割後的股權架構

	截至二零零五年五月三日		發行可換股優先股及股份購回交割後				
	股數及類別	總發行股本百分比(概約)	股數及類別	假設可換股優先股獲悉數轉換時及IBM並無轉換無投票權股份的有投票權股份數目	假設IBM並無轉換無投票權股份的投票權百分比(概約)	假設並無轉換可換股優先股佔經擴大普通股本(包括無投票權股份)百分比(概約)	假設可換股優先股獲悉數轉換時佔經擴大普通股本(包括無投票權股份)百分比(概約)
聯想控股有限公司	4,227,699,971股股份	45.9%	4,227,699,971股股份	4,227,699,971	45.5%	48.1%	43.2%
IBM	821,234,569股股份及921,636,459股無投票權股份	18.9	1,307,153,271股股份(即821,234,569股股份及485,918,702股無投票權股份)	821,234,569	8.8%	14.9%	13.4%
TPG	—	—	1,560,000股可換股優先股	572,477,064	6.2%	0%	5.8%
General Atlantic集團	—	—	780,000股可換股優先股	286,238,532	3.1%	0%	2.9%
Newbridge Capital集團	—	—	390,000股可換股優先股	143,119,266	1.5%	0%	1.5%
董事	53,980,000股股份	0.6%	53,980,000股股份	53,980,000	0.6%	0.6%	0.6%
公眾人士	3,195,764,137股股份	34.6%	3,195,764,137股股份	3,195,764,137	34.3%	36.4%	32.6%
		100.0%		9,300,513,539	100%	100%	100%

於二零零五年五月三日
總發行股本百分比


聯想控股有限公司
董事
公眾人士
IBM
45.9%
0.6%
34.6%
18.9%
本公司

緊接可換股優先股獲悉數轉換（於股份購回交割後）及假設並無認股權證獲行使


聯想控股有限公司
IBM
TPG
General Atlantic集團
Newbridge Capital集團
董事
公眾人士
43.2%
13.4%
5.8%
2.9%
1.5%
0.6%
32.6%
本公司

緊接可換股優先股獲悉數轉換（於股份購回交割後）及認股權證獲悉數行使


聯想控股有限公司
IBM
TPG
General Atlantic集團
Newbridge Capital集團
董事
公眾人士
42.2%
13.0%
7.1%
3.5%
1.8%
0.5%
31.9%
本公司

資金來源

股份購回所需的資金約為152,221,909美元（約1,187,330,888港元），將以根據投資協議向投資者發行可換股優先股及認股權證的所得款項350,000,000美元（約2,730,000,000港元）撥付。股份購回的交割須待（其中包括）投資協議交割後，方可作實。由於首次交割發生於投資協議交割前，本公司將利用部份來自投資協議的所得款項購回代替現金代價而發行予IBM的超額股份。本公司相信，股份購回的融資將不會對本公司的財政狀況造成任何不利影響。

本公司資料

本公司的主要業務為投資控股。自IBM收購交割以來，本集團的主要業務為在全球市場供應台式電腦及筆記本電腦。本集團亦於中國供應資訊科技產品，包括移動手機、伺服器、周邊設備及數字娛樂產品。

股份購回的條款乃經本公司與IBM按公平基準磋商後來達致。董事認：，股份購回符合本公司最佳利益。

IBM的資料

IBM是一家規模最龐大的「硬件」、「軟件」及信息科技服務供應商，並率先開發及實行「電子商務」解決方案。過去十年來，IBM在行內佔領導地位，成功引領信息科技市場的發展重心，由銷售硬件、軟件及服務轉移至開創協助客戶處理業務問題的解決方案。IBM的普通股在紐約、芝加哥及太平洋證券交易所及美國和全球各地證券交易所上市。

股份購回守則的影響

根據股份購回守則第2條，股份購回必須獲理事批准。股份購回亦須獲不少於四分三親身或委派代表出席股東特別大會而並無涉及利益的股東以投票表決方式通過。根據股份購回守則，IBM及其一致行動人士須放棄就股份購回投票。股份購回守則所界定所有並無涉及利益的股東均有權投票。本公司、主要股東及投資者將聯絡證監會以決定主要股東及投資者是否有資格於股東特別大會投票。

一般資料

根據上市規則，首次交割後，股份購回亦構成一項關連交易，須於股東特別大會上取得獨立股東的批准。本公司、主要股東及投資者將聯絡聯交所以決定主要股東及投資者是否有資格於股東特別大會投票。

本公司已組成獨立非執行董事委員會，以為獨立股東提供意見，並委任洛希爾父子（香港）有限公司為獨立董事委員會的獨立財務顧問，以就股份購回為獨立股東提供意見。

一份載有股份購回的條款詳情及獨立財務顧問及獨立董事委員會的函件，以及股東特別大會通告及代表委任表格的通函將在實際可行情況下儘快寄發予股東。

IBM及該等被證監會或聯交所視作於股份購回中擁有權益的其他股東及彼等各自的一致行動人士及聯繫人士將於股東特別大會上放棄就批准股份購回的決議案投票。

責任聲明

本公司各董事願就本公告所載資料之準確性共同及個別承擔全部責任，並且於作出一切合理查詢後確認，就彼等所知，本公告所表達之意見乃經審慎周詳考慮後始行作出，且本公告並無遺漏任何其他事實，致令本公告之內容有所誤導。

恢復買賣

根據本公司的申請，股份已由二零零五年五月三日上午九時三十分時起暫停買賣，以待刊發本公告。本公司已申請將股份由二零零五年五月五日上午九時三十分起恢復買賣。

釋義

於本公告：，除文義另有所指外，下列詞彙應具有下列涵義：

「資產收購協議」	指	本公司與IBM就IBM收購於二零零四年十二月七日訂立的協議
「聯繫人士」	指	上市規則賦予的涵義
「董事會」	指	本公司董事會
「交割」	指	購回協議根據其條款的交割
「本公司」	指	聯想集團有限公司，於一九九三年十月五日根據香港法律成立的有限公司，其股份在聯交所主板上市
「公司協議」	指	本公司與IBM於二零零四年十二月七日訂立的公司協議，已於首次交割時生效，有關詳情載於本公告「公司協議」一節
「代價股份」	指	本公司向IBM配發及發行的821,234,569股新股份及921,636,459股新無投票權股份，作：支付資產收購協議的部分代價
「可換股優先股」	指	本公司股本中每股面值9.175港元及設定價1,000港元的A類累計可換股優先股
「董事」	指	本公司董事
「執行人員」	指	證監會企業融資部的執行人員或執行人員的任何代表
「超額股份」	指	向IBM配發及發行以支付IBM收購部份代價的435,717,757股無投票權代價股份
「股東特別大會」	指	本公司就考慮及酌情通過（其中包括）股份購回而即將舉行的股東特別大會
「General Atlantic集團」	指	General Atlantic Partners (Bermuda), L.P.，GAPSTAR, LLC，GAP Coinvestments III, LLC，GAP Coinvestments IV, LLC及GAPCO GmbH & Co. KG及受該等實體共同控制的聯繫公司的統稱
「本集團」	指	本公司及其附屬公司
「港元」	指	港元，香港的法定貨幣
「香港」	指	中華人民共和國香港特別行政區
「IBM」	指	International Business Machines Corporation
「IBM收購」	指	本集團收購IBM的全球台式電腦及筆記本電腦業務，詳情載於IBM通函
「IBM通函」	指	日期為二零零四年十二月三十一日關於IBM收購的本公司通函
「獨立董事委員會」	指	本公司董事會的獨立董事委員會，就向獨立股東提供意見而委任
「獨立股東」	指	於股份購回並無重大利益的股東，即IBM及該等被證監會或聯交所視作於股份購回中擁有權益的其他股東及彼等各自的一致行動人士及聯繫人士以外的股東
「首次交割」	指	根據資產收購協議的條款，於二零零五年四月三十日IBM收購的首次交割
「投資協議」	指	本公司與投資者於二零零五年三月三十日就發行可換股優先股及認股權證而訂立的投資協議
「投資協議交割日」	指	投資協議根據其條款而發生的交割之日
「投資者」	指	TPG IV Acquisition Company LLC，General Atlantic Partners (Bermuda), L.P.，GAPSTAR, LLC，GAP Coinvestments III, LLC，GAP Coinvestments IV, LLC，GAPCO GmbH & Co. KG及Newbridge Asia Acquisition Company LLC；而「各投資者」則指彼等任何之一

「發行價」	指	每股股份及無投票權股份2.675港元的價格
「上市規則」	指	聯交所證券上市規則
「主要股東」	指	聯想控股有限公司，即持有於本公告日期所有已發行股份約45.9%的本公司控權股東
「Newbridge Capital集團」	指	Newbridge Asia Acquisition Company LLC及受該實體共同控制的聯繫公司
「無投票權股份」	指	本公司股本中每股面值0.025港元的普通非上市股份，除在轉換為股份前不帶任何投票權益外，其與股份享有同等權益
「購回協議」	指	本公司與IBM就股份購回於二零零五年五月一日訂立的協議
「證監會」	指	證券及期貨事務監察委員會
「股份」	指	本公司股本中每股面值0.025港元的普通股
「股份購回」	指	本公司根據購回協議向IBM購回435,717,757股超額股份（無投票權股份）
「股份購回守則」	指	香港公司股份購回守則
「股份購回價」	指	每股超額股份2.725港元
「股東」	指	股份及可換股優先股（如有）持有人
「聯交所」	指	香港聯合交易所有限公司
「TPG」	指	TPG IV Acquisition Company LLC及受該實體共同控制的聯繫公司的統稱
「美元」	指	美元，美利堅合眾國的法定貨幣
「認股權證」	指	本公司將予發行的237,417,474股非上市認股權證，賦予認股權證持有人於投資協議交割日至投資協議交割日第五周年（包括首尾兩日）止任何時間，於附於認股權證的認購權獲行使時，按行使價每股股份2.725港元（可作出若干反攤薄調整）認購相同數目的新股份

本公告內，港元與美元之間按1美元兑7.8港元兑換率兑換，這並不代表任何港元金額，可以實際上按該兑換率或任何其他兑換率兑換為美元。

於本公告日期，執行董事包括楊元慶先生、Stephen Maurice Ward, Jr.先生及馬雪征女士，非執行董事包括柳傳志先生及朱立南先生，獨立非執行董事包括黃偉明先生、吳家瑋教授及丁利生先生。

承董事會命
主席
楊元慶

香港，二零零五年五月四日

「請同時參閱本公布於經濟日報刊登的內容。」



lenovo 联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 992)

THE INITIAL CLOSING OF THE VERY SUBSTANTIAL ACQUISITION RELATING TO THE PERSONAL COMPUTER BUSINESS OF IBM

AND

CHANGES OF DIRECTORATES AND CHIEF EXECUTIVE OFFICER

The Board is pleased to announce that the Initial Closing of the acquisition of the personal computer business of IBM took place on 30 April 2005 (Eastern Daylight Time).

With effect from the Initial Closing, the Board has the following changes:

(i) Mr Liu Chuanzhi has ceased to be the Chairman of the Board and has been re-designated as a non-executive Director.

(ii) Mr Yang Yuanqing, an executive Director and the preceding Chief Executive Officer of the Company, has been appointed as the Chairman of the Board to replace Mr Liu.

(iii) Mr Stephen Maurice Ward, Jr. has been appointed as an executive Director.

(iv) Mr Zhu Linan has been appointed as a non-executive Director.

(v) Mr Zeng Maochao has resigned as a non-executive Director.

The Board also announces that following the appointment of Mr Yang Yuanqing as the Chairman of the Board, Mr Yang resigned from the position of the Chief Executive Officer of the Company and Mr Stephen Maurice Ward, Jr. has been appointed as the new Chief Executive Officer of the Company with effect from the Initial Closing to replace Mr Yang.

With effect from the Initial Closing, IBM has nominated Mr Robert W Moffat, Jr. and Mr Henry WK Chow to sit on the Board as observers.

BACKGROUND

Reference is made to the announcements made by the Company dated 8, 10 and 28 December 2004 (the "Announcements") and to the shareholders' circular dated 31 December 2004 (the "Circular") relating to the very substantial acquisition by the Company of the personal computer business of IBM. Unless the context requires otherwise, terms defined in the Announcements and the Circular have the same meanings when used in this announcement.

SATISFACTION OF CONDITIONS PRECEDENT

The Board is pleased to announce that all the Conditions Precedent in respect of the Initial Closing of the acquisition by the Company of the personal computer business of IBM have been satisfied and that the Initial Closing took place on 30 April 2005 (Eastern Daylight Time).

PAYMENT OF CASH CONSIDERATION AND ALLOTMENT AND ISSUE OF CONSIDERATION SHARES TO IBM

On 8 December 2004, the Company paid US$25 million cash as Goodwill Deposit to IBM. Interest in an amount of US$252,493 had been accrued on the Goodwill Deposit up to the Initial Closing. The Goodwill Deposit together with the interest accrued thereon were kept by IBM and have been used to set off against the Cash Consideration payable by the Company to IBM at Initial Closing.

Pursuant to the terms of the Asset Purchase Agreement, at Initial Closing, the Company (i) paid US$624,747,507 in cash to IBM as settlement of the Cash Consideration (after deducting US$25,252,493 representing the Goodwill Deposit and the interest accrued thereon) and (ii) allotted and issued to IBM 821,234,569 Shares and 921,636,459 Non-voting Shares credited as fully paid up at the Issue Price of HK$2.675 per share. Immediately following the Initial Closing, IBM held approximately 18.9% of the total issued share capital of the Company (including Shares and Non-voting Shares) and approximately 9.9% of the total voting rights of the Company. Pursuant to the Listing Rules, IBM has been deemed to be a connected person of the Company by the Stock Exchange following the Initial Closing.

UNDERTAKINGS

In the Company Agreement and as disclosed in the Circular, IBM has undertaken not to, without the prior written consent of the Board, transfer any of the Excess Shares for a period of six months following the date of the Initial Closing or transfer any of the Base Consideration Shares for a period of up to three years following the date of the Initial Closing, except to the extent permitted by the Company Agreement. IBM may transfer up to such percentage of the Base Consideration Shares equal to the greater of:

(a) the percentage determined by dividing the number of Shares disposed of by the Major Shareholder during the period between 27 January 2005 (the date on which the Extraordinary General Meeting approving, among others, the Asset Acquisition was held) and up to the date of the relevant transfer by the total number of Shares held by the Major Shareholder on 27 January 2005; and

(b) the following applicable percentage or fraction of the Base Consideration Shares as at the relevant time:

Period	**Percentage/fraction**
Until the first anniversary of the Initial Closing	0%
From the day after the first anniversary of the Initial Closing	One-third (1/3)
From the day after the second anniversary of the Initial Closing	Two-thirds (2/3)
After the third anniversary of the Initial Closing	100%

The above transfer restrictions do not apply to a transfer by IBM of the Consideration Shares to any of its affiliates or a transfer of such number of the Consideration Shares necessary to enable IBM to qualify for the cost method of accounting under US GAAP with respect to its holding of the Consideration Shares.

Among the Consideration Shares, 435,717,757 Consideration Shares represent the Excess Shares which IBM took up as part of the consideration for the Asset Acquisition. The Company is currently in active discussions with IBM in relation to a possible repurchase of the Excess Shares from IBM following the Initial Closing. So far, no definitive agreement has been reached and the repurchase may or may not proceed. The Company will ensure that the repurchase, if proceeded, will be carried out in compliance with the Listing Rules and all applicable rules and regulations and that all applicable consents and approvals will be obtained from the relevant authorities. Should the Company and IBM reach an agreement for such repurchase, the Company will issue a further announcement in respect of such repurchase.

ADJUSTMENT TO CONSIDERATION

Pursuant to the terms of the Asset Purchase Agreement and as stated in the Circular, the total amount of the consideration will be adjusted by subtracting the target net working capital from the actual net working capital. The target net working capital will be determined based on the historical patterns of the relationship between (a) accounts receivable, inventory and accounts payable, and (b) revenue, in each case, of the Business. It is not possible to determine the target net working capital at this stage. If the adjustment amount is less than zero by an amount in excess of US$25 million, IBM will pay the Company an amount equal to the adjustment amount minus US$15 million. If the adjustment amount is greater than zero by an amount in excess of US$25 million, the Company will pay IBM an amount equal to the adjustment amount minus US$15 million.

The Directors expect that the target net working capital amount and the amount of the adjustment to the consideration will be determined at around 150 days following the Initial Closing. The Company will make a further announcement in relation to the "target net working capital" amount and the adjustment amount once they are determined.

SUBSEQUENT CLOSINGS

As stated in the Announcements and the Circular, with respect to the Remaining Assets which have not been transferred to the Company as of the Initial Closing, they will be transferred from time to time in one or more Subsequent Closings to be agreed between the Company and IBM. The Company will make a further announcement when the final Subsequent Closing takes place and further announcements in respect of other Subsequent Closings, if appropriate.

CHANGES OF DIRECTORATES

The Board announces the following changes of directorates with effect from the Initial Closing:

(i) Mr Liu Chuanzhi has ceased to be the Chairman of the Board and has been re-designated as a non-executive Director.

(ii) Mr Yang Yuanqing, an executive Director and the preceding Chief Executive Officer of the Company, has been appointed as the Chairman of the Board to replace Mr Liu.

(iii) Mr Stephen Maurice Ward, Jr. has been appointed as an executive Director.

(iv) Mr Zhu Linan has been appointed as a non-executive Director.

(v) Mr Zeng Maochao has resigned as a non-executive Director.

Mr Liu Chuanzhi, aged 61, has ceased to be the Chairman of the Board and been re-designated as a non-executive Director with effect from the Initial Closing. Mr Liu had been the Chairman of the Board and an executive Director since 8 February 1994 and 8 November 1993 respectively. He graduated from the Department of Radar Communications, Xian Military Communications Engineering College of China in 1966. He has over 35 years of experience in the computer industry. Mr Liu is a director of Legend Holdings Limited, the controlling shareholder of the Company, and certain of its associates (as defined in the Listing Rules). Mr Liu does not have any family relationships with any other Directors and senior management of the Company. Mr Liu did not hold any directorship in any listed public companies in the last three years. As at the date of this announcement, no service contract has been entered into by him with the Company. Mr Liu was not appointed for a specific term, but is subject to retirement by rotation and re-election at the annual general meetings of the Company in accordance with the Articles of Association. Mr Liu will receive such director's fee and other remuneration as the Board may determine from time to time pursuant to the power given to it under the Articles of Association or otherwise granted to the Board by the Shareholders. In determining the director's fee and remuneration for Mr Liu, the Board will take into account the level of remuneration paid to a non-executive director of comparable companies, time and responsibilities committed and assumed by Mr Liu in attending to the affairs of the Company and the recommendations given by the remuneration committee of the Board. The Company will make an announcement when the director's fee and remuneration of Mr Liu is fixed. According to the register maintained by the Company pursuant to section 352 of the SFO as of 30 April 2005, Mr Liu was interested in 16,986,000 Shares and 5,250,000 underlying Shares in respect of share options granted under the share option scheme of the Company.

Mr Stephen Maurice Ward, Jr., aged 50, has been appointed as an executive Director, Chief Executive Officer and President of the Company with effect from the Initial Closing. Prior to joining the Group, Mr Ward spent over 26 years with IBM and was the senior vice president and general manager of IBM's Personal Systems Group responsible for IBM's Personal Computing Division, Retail Store Solutions Division and Printing Systems Division. During his time with IBM, Mr Ward held a number of senior management positions in key product development, manufacturing management, industrial sector management, and was once the chief information officer of IBM. Mr Ward has not previously held any positions with the Company or any of its subsidiaries. He is also a director of Carpenter Technology Corporation, a company listed on the New York Stock Exchange in the United States. Save as other disclosed above, Mr Ward did not hold any other directorship with any listed companies in the last three years and has no relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company. The Company entered into a service contract with Mr Ward on 30 April 2005 for a term of three years pursuant to which Mr Ward will be entitled to a base salary of US$600,000 per annum and a maximum annual bonus of US$1,000,000 depending on his performance for that year. According to the register maintained by the Company pursuant to section 352 of the SFO as at 30 April 2005, Mr Ward was not interested in any Shares of the Company.

Mr Zhu Linan, aged 43, has been appointed as a non-executive Director with effect from the Initial Closing. He graduated with a Master degree in Electronic Engineering from Shanghai Jiao Tong University in 1987. He has over 18 years of management experience. He serves on the board of directors of Legend Holdings Limited, the controlling shareholder of the Company, and certain of its associates (as defined in the Listing Rules). Mr Zhu does not have any family relationships with any other Directors and senior management of the Company. Mr Zhu was a vice president of the Group from 1999 to 2000 and did not hold any directorship in other listed public companies in the last three years. As at the date of this announcement, no service contract has been entered into by him with the Company. Mr Zhu was not appointed for a specific term, but is subject to retirement by rotation and re-election at the annual general meetings of the Company in accordance with the Articles of Association. Mr Zhu will receive such director's fee and other remuneration as the Board may determine from time to time pursuant to the power given to it under the Articles of Association or otherwise granted to the Board by the Shareholders. In determining the director's fee and remuneration for Mr Zhu, the Board will take into account the level

of remuneration paid to a non-executive director of comparable companies, time and responsibilities committed and assumed by Mr Zhu in attending to the affairs of the Company and the recommendations given by the remuneration committee of the Board. The Company will make an announcement when the director's fee and remuneration of Mr Zhu is fixed. According to the register maintained by the Company pursuant to section 352 of the SFO as of 30 April 2005, Mr Zhu was interested in 3,720,000 Shares and no underlying Shares in respect of share options granted under the share option scheme of the Company.

Mr Zeng Maochao has confirmed that his resignation was due to personal reason and there are no matters or disagreements with the Board that need to be brought to the attention of Shareholders.

The Board wishes to express their appreciation for the valuable contribution of Mr Liu and Mr Zeng during their leadership and directorship with the Company and to welcome the appointment of Mr Yang as the new Chairman and Mr Ward and Mr Zhu to join the Board.

CHANGE OF CHIEF EXECUTIVE OFFICER

Following the appointment of Mr Yang Yuanqing as the Chairman of the Board, Mr Yang resigned from the position of the Chief Executive Officer of the Company, and Mr Stephen Maurice Ward, Jr. has been appointed as the new Chief Executive Officer of the Company with effect from the Initial Closing to replace Mr Yang.

APPOINTMENT OF BOARD OBSERVERS

IBM has nominated Mr Robert W Moffat, Jr. and Mr Henry WK Chow to sit on the Board as observers with effect from the Initial Closing. Mr Moffat and Mr Chow will have the rights to attend all meetings of the Board and any committee of the Board. As Mr Moffat and Mr Chow are not Directors, accordingly they will have no right to vote and may not exercise any other rights of a Director at such meetings. The purpose of appointing board observers is to ensure co-ordination of the strategic relationship between IBM and the Company. IBM will not appoint any Director.

The Company Agreement provides that the board observer shall maintain all information obtained from the Board confidential and shall observe all internal guidelines of the Company applicable to the Directors and insider dealing rules including the SFO and the Model Code for Securities Transactions by Directors of Listed Issuers under the Listing Rules. The Board may withhold information from the board observers if there is a potential conflict of interests. In the event of a breach of confidentiality by a board observer, the Company may bring legal action against IBM including seeking a court order of specific performance to prevent the board observer from any unauthorized disclosure of confidential material. With the confidentiality protection afforded by the provisions of the Company Agreement, the Board believes that the participation of board observers from IBM should be beneficial to the Company as the board observers would bring valuable expertise and management experience in the global information technology industry to the Company.

Mr Robert W Moffat, Jr. joined IBM in 1978 and has been appointed as a senior vice president of Integrated Supply Chain of IBM since February 2002. He leads IBM's end-to-end supply chain operations, including procurement, systems manufacturing, logistics and customer fulfilment processes for IBM worldwide. Mr Moffat has spent the majority of his career in the personal computer business during which he has held a number of executive positions with IBM, including general manager of manufacturing, fulfilment and procurement initiatives and vice president of finance and planning. Mr Moffat has not entered into any service contract with the Company and has not previously held any positions with the Company or any of its subsidiaries. Mr Moffat has confirmed that he does not have any family relationships

with any Director and senior management of the Company nor did he hold directorship in other listed public companies in the last three years. Mr Moffat has confirmed that he did not have any interests in the shares of the Company within the meaning of Part XV of the SFO as of 30 April 2005.

Mr Henry WK Chow joined IBM Hong Kong in 1968 and has been appointed as General Manager of IBM Greater China Group since September 1995. Mr Chow is responsible for IBM's operations in the Greater China as well as 12 joint ventures of IBM in the region engaged in manufacturing, professional services and software development. Before the current position, Mr Chow had been the Director of Operations of IBM Hong Kong, General Manager of IBM Taiwan and General Manager of IBM's personal computer business in Asia Pacific South (ex Japan). He is a member of IBM's Worldwide Management Council which is made up of the top 50 senior executives worldwide. Mr Chow has not entered into any service contract with the Company and has not previously held any positions with the Company or any of its subsidiaries. Mr Chow has confirmed that he does not have any family relationships with any Director and senior management of the Company nor did he hold directorship in other listed public companies in the last three years. Mr Chow has confirmed that he did not have any interests in the shares of the Company within the meaning of Part XV of the SFO as of 30 April 2005.

Prior to Initial Closing, the executive Directors were Mr Liu Chuanzhi, Mr Yang Yuanqing and Ms Ma Xuezheng; the non-executive Director was Mr Zeng Maochao; and the independent non-executive Directors were Mr Wong Wai Ming, Professor Woo Chia-Wei and Mr Ting Lee Sen.

**Following Initial Closing, the executive Directors are Mr Yang Yuanqing, Mr Stephen Maurice Ward, Jr and Ms Ma Xuezheng; the non-executive Directors are Mr Liu Chuanzhi and Mr Zhu Linan; and independent non-executive Directors are Mr Wong Wai Ming, Professor Woo Chia-Wei, and Mr Ting Lee Sen.*

By order of the Board
Yang Yuanqing
*Chairman**

Hong Kong, 30 April 2005

"Please also refer to the published version of this announcement in South China Morning Post"

lenovo联想

Lenovo Group Limited 聯想集團有限公司

(於香港註冊成立之有限公司)

(股份代號：992)

有關IBM個人電腦業務
的非常重大收購的首次交割
及
董事及首席執行官變動

董事會欣然宣佈，收購IBM個人電腦業務的首次交割已於二零零五年四月三十日（東部夏季時間）進行。

由首次交割起生效，董事會的變動如下：

(i) 柳傳志先生終止出任董事會主席及獲轉任為非執行董事。

(ii) 執行董事及本公司前任首席執行官楊元慶先生獲委任為董事會主席以接替柳先生。

(iii) Stephen Maurice Ward, Jr.先生獲委任為執行董事。

(iv) 朱立南先生獲委任為非執行董事。

(v) 曾茂朝先生辭任為非執行董事。

董事會亦宣佈，在楊元慶先生獲委任為董事會主席後，楊先生已辭任本公司首席執行官，Stephen Maurice Ward, Jr.先生已獲委任為本公司新首席執行官以接替楊先生，由首次交割起生效。

IBM已提名Robert W Moffat, Jr.先生及周偉焜先生進入董事會作為觀察員，由首次交割起生效。

背景

茲提述有關本公司就IBM個人電腦業務的非常重大收購而刊發的日期為二零零四年十二月八日、十日及二十八日的各份公告(「公告」)及日期為二零零四年十二月三十一日的致股東通函(「通函」)。除非文義另有所指，公告及通函所界定詞彙與本公告所用者具相同涵義。

達成先決條件

董事會欣然宣佈，本公司收購IBM個人電腦業務的首次交割的所有先決條件已經達成，而首次交割已於二零零五年四月三十日(東部夏季時間)發生。

向IBM支付現金代價及配發及發行代價股份

於二零零四年十二月八日，本公司向IBM支付現金25,000,000美元作為商譽保證金。就商譽保證金截至首次交割的應計利息為252,493美元。商譽保證金連同應計利息由IBM保管並已於首次交割時用作抵扣本公司應付予IBM的現金代價。

根據資產購買協議條款，於首次交割時本公司(i) 向IBM支付現金624,747,507美元用以結付現金代價(經扣除25,252,493美元的商譽保證金連同應計利息)及(ii)按發行價每股2.675港元向IBM配發及發行並入賬列作繳足的821,234,569股股份及921,636,459股無投票權股份。緊隨首次交割後，IBM持有約18.9%本公司已發行股本總額(包括股份及無投票權股份)及約9.9%本公司投票權總額。根據上市規則，IBM於首次交割後已被聯交所視為本公司的關連人士。

承諾

根據公司協議及如通函所述，IBM已作出承諾，除公司協議容許者則除外，於首次交割日期後六個月期間不會在未事先取得董事會書面同意前轉讓任何超額股份或在首次交割日期後三年內不會轉讓任何基本代價股份。IBM可轉讓的基本代價股份百分比最多可達相等於下列各項的較高者：

(a) 主要股東於二零零五年一月二十七日(為召開批准(其中包括)資產收購的股東特別大會的日期)至截至相關轉讓日期止期間出售的股份數目除以主要股東於二零零五年一月二十七日持有的股份總數所釐訂的百分比；及

(b) 下列相關時間的適用基本代價股份百分比或分數：

期間	**百分比／分數**
至首次交割一周年	0%
由首次交割一周年翌日起	三分一($^{1}/_{3}$)
由首次交割二周年翌日起	三分二($^{2}/_{3}$)
由首次交割三周年後	100%

上述的轉讓限制不適用於IBM轉讓代價股份予其任何聯屬公司或IBM必須轉讓若干數目的代價股份以符合美國公認會計準則的成本會計法計算其持有的代價股份。

於代價股份中，435,717,757股代價股份乃指IBM接納以作為資產收購的部份代價的超額股份。本公司目前正與IBM積極商討有關於首次交割後向IBM回購超額股份的可能性。至現時為止，因雙方尚未達成最終協議而該項回購不一定進行。本公司將會確保回購(如進行)將會遵照上市規則及所有適用規則和條例進行，並確保向有關當局取得所有適用的同意及批准。倘本公司及IBM就該項購回達成協議，本公司將會就該項回購另行發表公告。

代價調整

根據資產購買協議條款及如通函所述，總代價將從實際淨營運資金中扣減目標淨營運資金以作出調整。目標淨營運資金將基於該業務的(a)應收賬款、存貨及應付賬款及(b)收入的關係的過去模式而決定。於現階段並不可能釐訂目標淨營運資金。倘調整值為多於25,000,000美元的負數，則IBM將向本公司支付相等於調整值減15,000,000美元的金額，倘調整值為多於25,000,000美元的正數，則本公司將向IBM支付相等於調整值減15,000,000美元的金額。

董事預期目標淨營運資金及代價調整的金額將於首次交割後約150日釐定。當目標淨營運資金及代價調整金額釐定後，本公司將再作公告。

隨後交割

誠如公告及通函所述，有關於首次交割時未轉移予本公司的餘下資產，將會按本公司與IBM的協定不時於隨後交割中轉移。本公司將會於最終的隨後交割發生時另行發表公告及於適當時就其他隨後交割另行發表公告。

董事變動

董事會謹此宣佈，由首次交割起生效，董事的變動如下：

(i) 柳傳志先生終止成為董事會主席及獲轉任為非執行董事。

(ii) 執行董事及本公司前任首席執行官楊元慶先生獲委任為董事會主席接替柳先生。

(iii) Stephen Maurice Ward, Jr.先生獲委任為執行董事。

(iv) 朱立南先生獲委任為非執行董事。

(v) 曾茂朝先生辭任為非執行董事。

柳傳志先生，61歲，由首次交割起終止出任董事會主席及獲轉任為非執行董事。柳先生分別自一九九四年二月八日及一九九三年十一月八日起出任董事會主席及執行董事。彼於一九六六年畢業於中國西安軍事電訊工程學院的雷達通訊專業。彼於電腦業擁有逾35年經驗。柳先生為本公司的控股股東聯想控股有限公司及其若干聯繫人士(定義見上市規則)的董事。柳先生與本公司任何其他董事或高級管理層並無任何親屬關係。彼於過去三年亦無在其他上市公眾公司出任董事。於本公告日期，彼並無與本公司訂有任何服務合約。彼並無指定任職年期，惟須按本公司的公司細則於本公司股東週年大會上輪席告退及膺選連任。柳先生將會收取董事袍金及其他酬金，董事會會按公司細則給予的權力或股東授予董事會的權力不時釐訂董事袍金及其他酬金。於釐訂柳先生的董事袍金及酬金時，董事會將考慮可予比較的公司支付非執行董事的酬金水平、柳先生對本公司事務投入的時間及所負的責任，以及董事會薪酬委員會提供的意見。本公司將於釐定柳先生的董事袍金及酬金後作出公告。根據本公司按證券及期貨條例第352條存置的登記冊，於二零零五年四月三十日，柳先生於16,986,000股股份及就本公司購股權計劃下授出的購股權而於5,250,000股相 關股份中擁有權益。

Stephen Maurice Ward, Jr.先生，50歲，由首次交割起獲委任為本公司執行董事、首席執行官及總裁。於加盟本集團前，彼於IBM工作逾26年，並為IBM個人系統業務的高級副總裁及總經理，負責IBM個人電腦部、零售解決方案部及印刷系統部。於IBM的工作期間，彼在主要產品開發、生產管理、工業部管理方面曾擔任多項高級管理職務，並曾出任IBM的首席資訊官。Ward先生於過去並無在本公司及其附屬公司擔任任何職務。彼現為美國紐約證券交易所上市公司Carpenter Technology Corporation的董事。除上文披露者外，過去三年Ward先生並無在其他上市公司出任董事，而彼與本公司任何其他董事、高級管理層、主要股東或控股股東概無任何關係。於二零零五年四月三十日，本公司與Ward先生訂立為期三年的服務合約，據此

彼享有基本年薪600,000美元及視乎其於該年度表現可享有每年最高1,000,000美元花紅。根據本公司按證券及期貨條例第352條存置的登記冊，於二零零五年四月三十日，Ward先生並無於本公司股份中擁有權益。

朱立南先生，43歲，由首次交割起獲委任為非執行董事。彼於一九八七年畢業於上海交通大學，擁有電子工程碩士學位。彼擁有逾18年管理經驗。彼為本公司的控股股東聯想控股有限公司及其若干聯繫人士(定義見上市規則)的董事會成員。朱先生與本公司任何其他董事或高級管理層並無任何親屬關係。朱先生由一九九九年至二零零零年擔任本集團副總裁，彼於過去三年並無在其他上市公眾公司出任董事。於本公告日期，彼並無與本公司訂有任何服務合約. 彼並無指定任職年期，惟須按本公司的公司細則於本公司股東週年大會上輪席告退及膺選連任。朱先生將會收取董事袍金及其他酬金，董事會會按公司細則給予的權力或股東授予董事會的權力不時釐訂董事袍金及其他酬金。於釐訂朱先生的董事袍金及酬金時，董事會將考慮可予比較的公司支付非執行董事的酬金水平、朱先生對本公司事務投入的時間及所負的責任，以及董事會薪酬委員會提供的意見。本公司將於釐定朱先生的董事袍金及酬金後作出公告。朱先生本公司按證券及期貨條例第352條存置的登記冊，於二零零五年四月三十日，彼於本公司3,720,000股股份但並無就本公司購股權計劃下獲授的購股權的相關股份中擁有權益。

曾茂朝先生已確認，彼以個人理由辭任非執行董事；惟彼並無與董事會意見不合及有任何事項需要股東注意。

董事會藉此感謝柳先生及曾先生於領導本公司及擔任本公司董事期間所作出的寶貴貢獻；並熱烈歡迎楊先生上任新主席和Ward先生及朱先生加盟董事會。

首席執行官變動

繼楊元慶先生獲委任為董事會主席後，楊先生已辭任本公司首席執行官，Stephen Maurice Ward, Jr.先生已獲委任為本公司新首席執行官以接替楊先生，由首次交割起生效。

委任董事會觀察員

IBM已提名Robert W Moffat, Jr.先生及周偉焜先生進入董事會成為觀察員，由首次交割生效。Moffat先生及周先生將有權出席董事會及董事會所有委員會的會議。由於Moffat先生及周先生並非董事，因此彼等於該等會議上無權投票及行使董事的其他權利。委任董事會觀察員的目是確保IBM與本公司的戰略性夥伴關係得到協調。IBM不會委任任何董事。

公司協議規定董事會觀察員應將從董事會獲保密文件，並遵守適用於董事的本公司內部指引、內幕交易規定，包括證券及期貨條例及上市規則內上市公司董事進行證券交易的標準守則。當有機會出現利益衝突時，董事會可不向董事會觀察員提供有關資料。倘董事會觀察員違反保密，本公司可向IBM提出訴訟，包括尋求特別履定法令，防止董事會觀察員在未獲授權情況下披露任何保密資料。既有公司協議規定內的保密保障，董事相信IBM的董事會觀察員的參予對本公司有利，因董事會觀察員將為本公司帶來其於全球信息科技業的寶貴專長及管理經驗。

Robert W Moffat, Jr.先生於一九七八年加入IBM，並於二零零二年二月獲委任為IBM綜合供應鏈的高級副總裁。彼負責帶領IBM的端對端供應鏈業務的運作，包括IBM全球業務的採購、系統製造、物流及客戶滿意程序。Moffat先生專注其事業於個人電腦業務方面，彼曾出任IBM多個行政職位，包括製造、履行及採購部的總經理，及財務及策劃部的副總裁。Moffat先生並無與本公司訂立任何服務合約，過去亦無於本公司或其任何附屬公司擔任任何職位。Moffat先生已確認，彼與本公司任何董事或高級管理層並無任何親屬關係，彼亦無於過去三年內在其他上市公眾公司出任董事。Moffat先生已確認，彼於二零零五年四月三十日並無於本公司股份中擁有證券及期貨條例第XV部所界定的任何權益。

周偉焜先生於一九六八年加入IBM Hong Kong，自一九九五年九月起獲委任為IBM大中華區的總經理。周先生負責大中華區的IBM業務營運以及於該區從事製造、專業服務及軟件開發的12間IBM合營企業的營運。於擔任現有職務之前，周先生曾出任IBM Hong Kong的營運總裁，IBM Taiwan的總經理以及亞太南區(日本除外)的IBM個人電腦業務總經理。彼為由全球首50名高級行政人員組成的IBM Worldwide Management Council的成員之一。周先生並無與本公司訂立任何服務合約，過去亦無於本公司或其任何附屬公司擔任任何職位。周先生已確認，彼與本公司任何董事或高級管理層並無任何親屬關係，彼亦無於過去三年內在其他上市公眾公司出任董事。周先生已確認，彼於二零零五年四月三十日並無於本公司股份中擁有證券及期貨條例第XV部所界定的任何權益。

於首次交割前，執行董事包括柳傳志先生、楊元慶先生及馬雪征女士；非執行董事包括曾茂朝先生；及獨立非執行董事包括黃偉明先生、吳家瑋教授及丁利生先生。

**首次交割後，執行董事包括楊元慶先生、Stephen Maurice Ward, Jr.先生及馬雪征女士；非執行董事包括柳傳志先生及朱立南先生；及獨立非執行董事包括黃偉明先生、吳家瑋教授及丁利生先生。*

承董事會命
楊元慶
*主席**

香港，二零零五年四月三十日

「請同時參閱本公布於經濟日報刊登的內容。」


JUN 06 2005
SECTION

lenovo联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 992)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of Lenovo Group Limited (the "**Company**") will be held at 9:30 a.m. on Friday, 13 May 2005 at Harcourt Room, Lower Lobby, Conrad Hong Kong, Pacific Place, 88 Queensway, Hong Kong for the purpose of considering and, if thought fit, passing, with or without modification, the following resolutions:

ORDINARY RESOLUTION

(1) (a) To increase the authorised share capital of the Company from HK$500,000,000 to HK$527,525,000 by the creation of 3,000,000 Series A Cumulative Convertible Preferred Shares (the "**Series A Preferred Shares**"), of nominal value HK$9.175 each and stated value HK$1,000 each (the "**Stated Value**");

(b) conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited granting the listing of and the permission to deal in the Ordinary Shares (as defined in the full version of the Notice of Extraordinary General Meeting contained in the Circular dispatched to shareholders on 20 April 2005 (the "**full EGM Notice**")) issuable upon the subscription rights attaching to the Warrants (as defined and described in the full EGM Notice) or upon the conversion of the Series A Preferred Shares, to authorise the Directors:

(i) to create and grant Warrants to subscribe for new Ordinary Shares and the granting of certain anti-dilution rights to the holders of Warrants;

(ii) to allot and issue to the holders of the Warrants and the Series A Preferred Shares such number of ordinary shares as are issuable upon the exercise of the Warrants and the conversion of the Series A Preferred Shares respectively; and

(iii) to do all such acts and things as they consider necessary or expedient to give effect to the grant of the Warrants, the issue of the Series A Preferred Shares and the foregoing arrangements.

SPECIAL RESOLUTION

(2) (a) Subject to the passing of Resolution (1), to approve the issue by the Company of the Series A Preferred Shares on the terms of the Investment Agreement (as defined and described in the full EGM Notice) dated as of 30 March 2005 and to approve the granting of certain anti-dilution rights to the holders of such Series A Preferred Shares (the "**Holders**");

(b) to amend the Articles of Association of the Company by inserting a new Article A after the existing Article 178 to provide for the rights attaching to the Series A Preferred Shares. A brief summary of the proposed amendments is set out as follows:

(i) the Series A Preferred Shares shall accumulate preferential dividends at a rate of 4.5% per annum of the Stated Value. Such dividends shall accumulate from day to day whether or not the Company has sufficient funds legally available for such payments. Payment of dividends shall be made in cash in four quarterly instalments;

(ii) upon liquidation of the Company, the Holders shall have priority in the distribution of assets of the Company before the holders of any Junior Liquidation Securities (including the holders of Ordinary Shares and the Non-voting Shares, as defined in the full EGM Notice), and shall be entitled to the assets of the Company in the amount of the Stated Value of the Series A Preferred Shares plus any accrued and unpaid dividends, but shall not be entitled to participate in any distribution of assets thereafter;

(iii) the Company, at any time after the seventh anniversary of the Issue Date (as defined in the full EGM Notice), has the right and option to redeem part or all of the Series A Preferred Shares at a price equal to the Stated Value together with accrued and unpaid dividends (the "**Redemption Price**");

(iv) any Holder, at any time after the seventh anniversary of the Issue Date, has the right to require the Company to redeem part or all of the Series A Preferred Shares at the Redemption Price;

(v) upon a Change of Control (as defined in the full EGM Notice), any Holder has the right to require the Company to redeem part or all of the Series A Preferred Shares at a price equal to 101% of the Stated Value together with accrued and unpaid dividends;

(vi) at the option of the Holder, each Series A Preferred Share can be converted into such number of fully paid Ordinary Shares of the Company equal to the Stated Volume divided by HK$2.725 subject to certain anti-dilution adjustments set out in the full EGM Notice;

(vii) if the Company issues rights, warrants or options exercisable for or convertible into Ordinary Shares at an exercise or conversion price, or issue Ordinary Shares at a subscription price per share less than the current market price per Ordinary Share, the Holders shall be entitled to acquire such rights, warrants, options or Ordinary Shares on the same terms and conditions as are offered to third parties;

(viii) the Series A Preferred Shares shall have the same voting rights as the Ordinary Shares of the Company as if the Series A Preferred Share have been converted into Ordinary Shares. Additional requirements apply for a class meeting of the Holders; and

(ix) further undertakings by and restrictions on the Company to issue, redeem or deal with its shares.

As of the date of this announcement, the Executive Directors are Mr Liu Chuanzhi, Mr Yang Yuanqing, Ms Ma Xuezheng, Non-executive Director is Mr Zeng Maochao, and Independent Non-executive Directors are Mr Wong Wai Ming, Professor Woo Chia-Wei, and Mr Ting Lee Sen.

By Order of the Board
Liu Chuanzhi
Chairman

Hong Kong, 20 April 2005

Notes:

1. This announcement is made pursuant to Rules 13.51 and 13.73 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

2. This is a summary of the full text of the Notice of Extraordinary General Meeting. The full text of the resolutions is set out in the Notice of Extraordinary General Meeting which will be included in the Circular to be despatched to members on 20 April 2005. The Circular can also be viewed and downloaded from the website of the Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk. This announcement adopts the same definitions of the full EGM Notice unless otherwise specified.

3. A member entitled to attend and vote at the Extraordinary General Meeting convened by this notice is entitled to appoint one or more proxies to attend and vote in his stead. A proxy need not be a member of the Company.

4. To be effective, the instrument appointing a proxy together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, must be completed and lodged at the share registrar of the Company, Abacus Share Registrars Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not less than 48 hours before the time for holding the Extraordinary General Meeting or any adjournment thereof.

5. Where there are joint registered holders of any share of the Company, any one of such persons may vote at the Extraordinary General Meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint registered holders be present at the Extraordinary General Meeting personally or by proxy, then the registered holder so present whose name stands first on the register of members of the Company in respect of such share will alone be entitled to vote in respect thereof.

6. The votes to be taken in the Extraordinary General Meeting will be taken by way of poll.

"Please also refer to the published version of this announcement in The Standard"



Lenovo Group Limited 聯想集團有限公司

(於香港註冊成立之有限公司)

(股份代號：992)

股東特別大會通告

茲通告聯想集團有限公司(「**本公司**」)股東特別大會，謹訂於二零零五年五月十三日(星期五)上午九時三十分，假座香港金鐘道八十八號太古廣場港麗酒店五樓夏愨廳舉行，以考慮並酌情通過(不論有否修改)以下決議案：

普通決議案

(1) (a) 藉增設3,000,000股每股面值9.175港元及每股設定價格(「**設定價格**」)1,000港元的A類累計可換股優先股(「**A類優先股**」)，將本公司的法定股本由500,000,000港元增加至527,525,000港元；

(b) 待香港聯合交易所有限公司上市委員會批准於認股權證(定義及詳見全份股東特別大會通告(「**全份股東特別大會通告**」))所附帶的認購權可發行的普通股(定義見二零零五年四月二十日寄發予股東的本通函所載全份股東特別大會通告)上市及買賣，或兑換A類優先股的條件達成時，則授權董事：

(i) 增設及授出認股權證以認購新普通股，及授予認股權證持有人若干反攤薄權利；

(ii) 向認股權證持有人及A類優先股持有人配發及發行於分別行使認股權證及兑換A類優先股時可發行普通股的該等數目；及

(iii) 作出彼等認為必要或適宜的一切行為及行動，致使授出的認股權證、發行A類優先股及上文所述的安排生效。

特別決議案

(2) (a) 待第(1)項決議案通過，批准本公司於二零零五年三月三十日所訂立的投資協議（定義及詳見全份股東特別大會通告）的條款，由本公司發行A類優先股，及批准授予該等A類優先股持有人（「**該等持有人**」）若干反攤薄權利；

(b) 在現有條款第178條後加入以下新第A條，以修訂本公司的公司細則，以提供A類優先股所附權利。修訂建議的概要載列如下：

(i) A類優先股可按設定價格計年息4.5%累計優先股息。該等股息應按日累計，不論本公司是否有合法可供分派股息的資金。股息的款項可以現金分四期支付；

(ii) 在本公司清盤時，該等持有人較次級清盤證券持有人（包括普通股及無投票權股份持有人（定義見全份股東特別大會通告））有優先權分派本公司資產，並有權享有本公司的資產，金額為A類優先股的設定價格另加任何累計及未付股息，但無權參與其後資產的任何分派，

(iii) 本公司在發行日（定義見全份股東特別大會通告）後第七年任何時間有權利及選擇權按相等於設定價格連同累計及未付股息（「**贖回價**」）贖回部分或全部A類優先股；

(iv) 任何持有人，於發行日第七年後任何時間均有權要求本公司按贖回價贖回部分或全部A類優先股；

(v) 控制權變動（定義見全份股東特別大會通告）時，任何持有人均有權要求本公司按相等於設定價格101%另加累計及未付股息的價格贖回部分或全部A類優先股；

(vi) 按持有人的選擇權，每股A類優先股可兌換為本公司已繳足普通股的該等數量，相等於設定數量除以2.725港元（視乎全份股東特別大會通告所載若干反攤薄調整而定）；

(vii) 倘本公司按行使或兌換價發行可行使以認購或兌換為普通股的權利、認股權證或期權或按認購價發行普通股而有關價格是低於每股普通股的現行市價，則持有人有權按照向第三方所提呈建議的相同條款及條件購得有關權利、認股權證、期權或普通股；

(viii) A類優先股擁有本公司普通股所擁有的相同投票權利，猶如A類優先股已獲兑換為普通股一般。額外規定適用於該等持有人的股份類別大會；及

(ix) 本公司發行、贖回或處理其股份的進一步承諾及對其的限制。

於本公布刊發的日期，執行董事為柳傳志先生、楊元慶先生及馬雪征女士；非執行董事為曾茂朝先生，而獨立非執行董事則為黃偉明先生、吳家瑋教授及丁利生先生。

承董事會命
主席
柳傳志

香港，二零零五年四月二十日

附註：

1. 本公布是根據香港聯合交易所有限公司證券上市規則第13.51及13.73條編製。

2. 本文為股東特別大會通告全文的概要。決議案的全文載於股東特別大會通告，並將載入將於二零零五年四月二十日寄發予股東的通函。該通函亦可於香港交易所有限公司網頁www.hkex.com.hk瀏覽及下載。除非另有所指，本公布乃採用與全份股東特別大會通告相同的釋義。

3. 凡有權出席本通告召開的股東特別大會並於會上投票的股東，均有權委任一名或多名代表代其出席及投票。受委代表毋須為本公司股東。

4. 委任代表之文件連同經簽署之授權書或其他授權文件（如有），或經由公證人簽署證明之授權書或授權文件副本，須於股東特別大會或其任何續會舉行時間48小時前，填妥並遞交到本公司的股份過戶登記處雅柏勤證券登記有限公司，地址為香港灣仔告士打道五十六號東亞銀行港灣中心地下，方為有效。

5. 如為本公司任何股份的聯名登記持有人，則任何一位該等持有人均可就該等股份親自或委派代表在股東特別大會投票，猶如其為唯一持有人，但如有多名聯名持有人親自或派代表出席股東特別大會，則只有出席並在本公司股東名冊上就該等股份排名首位之登記持有人方有權就此投票。

6. 股東特別大會的投票將以投票表決形式進行。

「請同時參閱本公布於經濟日報刊登的內容。」

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Lenovo Group Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

This circular is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for the securities mentioned herein.

lenovo 联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 992)

PROPOSED ISSUE OF UNLISTED CONVERTIBLE PREFERRED SHARES

PROPOSED ISSUE OF UNLISTED WARRANTS

AND

PROPOSED AMENDMENT TO THE ARTICLES OF ASSOCIATION

A notice convening the Extraordinary General Meeting to be held at 9:30 a.m. on Friday, 13 May 2005 at Harcourt Room, Lower Lobby, Conrad Hong Kong, Pacific Place, 88 Queensway, Hong Kong is set out on pages 28 to 59 of this circular. Whether or not you are able to attend the Extraordinary General Meeting, please complete the enclosed form of proxy in accordance with the instructions printed thereon and return it to the share registrar of the Company, Abacus Share Registrars Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong as soon as possible and in any event no less than 48 hours before the time appointed for the holding of the Extraordinary General Meeting or any adjourned meeting thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the Extraordinary General Meeting or any adjourned meeting thereof and, in such event, the relevant form of proxy shall be deemed to be revoked.

20 April 2005

CONTENTS

In this circular, the following expressions have the meanings set out below unless the context otherwise requires:

"Articles of Association"	the articles of association of the Company
"Board"	the board of Directors of the Company
"Closing"	closing of the subscription of the Convertible Preferred Shares and the Warrants
"Closing Date"	the date on which Closing takes place in accordance with the terms of the Investment Agreement
"Company"	Lenovo Group Limited, a company incorporated in Hong Kong with limited liability, the Shares of which are listed on the Stock Exchange
"Convertible Preferred Shareholders"	holders of the Convertible Preferred Shares
"Convertible Preferred Shares"	Series A Cumulative Convertible Preferred Shares of nominal value HK$9.175 each in the share capital of the Company
"Date of Announcement"	30 March 2005, being the day on which the announcement in respect of the transactions and matters discussed in this circular was made
"Directors"	the directors of the Company
"Excess Shares"	up to 435,717,757 new Shares and Non-voting Shares to be allotted and issued to IBM to satisfy part of the consideration for the IBM Acquisition, subject to the Company's ability to pay cash instead
"Exercise Price"	HK$2.725 per Share, subject to certain anti-dilution adjustments
"Expiry Date"	the fifth anniversary of the Closing Date
"Extraordinary General Meeting"	the extraordinary general meeting of the Company to be held on 13 May 2005, notice of which is set out on pages 28 to 59 of this circular

"General Atlantic Group"	collectively, General Atlantic Partners (Bermuda), L.P., GAPSTAR, LLC, GAP Coinvestments III, LLC, GAP Coinvestments IV, LLC and GAPCO GmbH & Co. KG and affiliates that are under common control with such entities
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong Dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"IBM"	International Business Machines Corporation
"IBM Acquisition"	the Group's acquisition of IBM's global desktop computer and notebook computer business, details of which are contained in the IBM Circular
"IBM Circular"	the circular of the Company in relation to the IBM Acquisition dated 31 December 2004
"Investment Agreement"	the agreement entered into between the Company and the Investors dated 30 March 2005 in relation to the subscription and issue of the Convertible Preferred Shares and the Warrants
"Investors"	TPG IV Acquisition Company LLC, General Atlantic Partners (Bermuda), L.P., GAPSTAR, LLC, GAP Coinvestments III, LLC, GAP Coinvestments IV, LLC, GAPCO GmbH & Co. KG and Newbridge Asia Acquisition Company LLC; and the term "Investor" shall mean any one of them
"Latest Practicable Date"	18 April 2005, being the latest practical date for ascertaining certain information contained in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Major Shareholder"	Legend Holdings Limited, the controlling shareholder of the Company holding approximately 57% of all the Shares in issue as at the Latest Practicable Date

"Maturity Date"	the seventh anniversary of the Closing Date
"Newbridge Capital Group"	collectively Newbridge Asia Acquisition Company LLC and affiliates that are under common control with such entity
"Non-voting Shares"	ordinary unlisted shares of nominal value HK$0.025 each in the share capital of the Company which do not carry any voting rights to be issued under the IBM Acquisition
"Shareholders"	holders of the Shares
"Shares"	ordinary shares of nominal value HK$0.025 each in the share capital of the Company
"Stated Value"	HK$1,000 per Convertible Preferred Share
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"TPG" or "Texas Pacific Group"	collectively TPG IV Acquisition Company LLC and affiliates that are under common control with such entity
"US$"	United States Dollars, the lawful currency of the United States of America
"Voting Undertaking"	the voting undertaking given by the Major Shareholder in favour of the Investors on 30 March 2005
"Warrant Shares"	new Shares to be issued upon the exercise of the subscription rights attaching to the Warrants
"Warrantholders"	holders of the Warrants
"Warrants"	237,417,474 unlisted warrants to be issued by the Company entitling the Warrantholders to subscribe for the same number of new Warrant Shares at the Exercise Price at any time from the Closing Date up to the Expiry Date (both dates inclusive)

This circular contains translation between HK$ and US$ at HK$7.80 = US$1.00. The translation shall not be taken as representation that the HK$ amount could actually be converted into US$ at that rate, or at all.



Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

Executive Directors:
Mr Liu Chuanzhi
Mr Yang Yuanqing
Ms Ma Xuezheng

Non-executive Director:
Mr Zeng Maochao

Independent Non-executive Directors:
Mr Wong Wai Ming
Professor Woo Chia-Wei
Mr Ting Lee Sen

Registered Office:
23rd Floor, Lincoln House
Taikoo Place
979 King's Road
Quarry Bay
Hong Kong

20 April 2005

To the Shareholders

Dear Sir or Madam

PROPOSED ISSUE OF UNLISTED CONVERTIBLE PREFERRED SHARES

PROPOSED ISSUE OF UNLISTED WARRANTS

AND

PROPOSED AMENDMENT TO THE ARTICLES OF ASSOCIATION

INTRODUCTION

On 30 March 2005, the Company entered into the Investment Agreement with the Investors pursuant to which the Investors have agreed to subscribe for, and the Company has agreed to issue, 2,730,000 unlisted Convertible Preferred Shares at an issue price of HK$1,000 per share and unlisted Warrants to subscribe for 237,417,474 Shares for an aggregate cash consideration of US$350 million.

The Convertible Preferred Shares bear a fixed cumulative preferential cash dividend, payable quarterly, at the rate of 4.5% per annum on the Stated Value of each Convertible Preferred Share. The Convertible Preferred Shares are redeemable, in whole or in part, at a price equal to the Stated Value together with accrued and unpaid dividends at the option of the

Company or the Convertible Preferred Shareholders at any time after the Maturity Date. In addition, the Convertible Preferred Shareholders are entitled to require the Company to make an offer to repurchase all or part of the Convertible Preferred Shares at a purchase price equal to the aggregate of 101% of the Stated Value of the Convertible Preferred Shares and 100% of the accrued and unpaid dividends upon a change of control of the Company.

Each Convertible Preferred Share is convertible, at the option of the Convertible Preferred Shareholder, into Shares at any time at a conversion price equal to HK$2.725, subject to certain anti-dilution adjustments. In the aggregate, the Convertible Preferred Shares to be issued under the Investment Agreement will be convertible into 1,001,834,862 Shares at a conversion price equal to HK$2.725 per Share, representing approximately 13.40% of the Company's total issued share capital as at the Latest Practicable Date and approximately 10.24% of the Company's issued share capital as enlarged by the issue of the Shares upon full conversion of the Convertible Preferred Shares and assuming the issue of 1,307,153,271 Shares to IBM upon closing of the IBM Acquisition.

Each Warrant carries the right to subscribe for one Share at the Exercise Price, subject to certain anti-dilution adjustments. Warrantholders may exercise the subscription rights attaching to the Warrants, in whole or in part, at any time from the Closing Date until the Expiry Date. Assuming full exercise of the Warrants at an Exercise Price of HK$2.725, the Company will issue 237,417,474 Warrant Shares, representing approximately 3.18% of the Company's total issued share capital as at the Latest Practicable Date and approximately 2.63% of the Company's issued share capital as enlarged by the issue of the Warrant Shares upon full exercise of the Warrants and assuming the issue of 1,307,153,271 Shares to IBM upon closing of the IBM Acquisition.

The Convertible Preferred Shares and the Warrants will not be listed on the Stock Exchange or any other stock market. However, the Company will apply for the listing on the Stock Exchange of the Shares issuable upon the exercise of the Warrants and the conversion of the Convertible Preferred Shares.

In connection with the proposed issue of the Convertible Preferred Shares, the Board proposes a special resolution for amending the Articles of Association.

Closing is conditional upon, among other things:

(a) the issue and allotment of the Convertible Preferred Shares and the granting of certain anti-dilution rights to the Convertible Preferred Shareholders, details of which are set out on pages 14 to 19 of this circular (which requires 75% of approval of the Shareholders at the Extraordinary General Meeting), and the proposed amendment to the Articles of Association (which will authorise the creation of preferred shares and the issuance of the Convertible Preferred Shares) having been passed by special resolutions by the Shareholders, and the issue of the Warrants (and the granting of certain anti-dilution rights to the Warrantholders, details of which are set out on pages 20 to 24 of this circular) and the Shares (upon exercise of the

Warrants and conversion of the Convertible Preferred Shares) and increase in the share capital of the Company having been passed by ordinary resolutions by the Shareholders, in each case at the Extraordinary General Meeting;

(b) the Listing Committee of the Stock Exchange having granted the listing of, and permission to deal in, any Shares to be issued upon exercise of the Warrants and upon the conversion of the Convertible Preferred Shares;

(c) the initial closing of the IBM Acquisition taking place concurrently with, or having occurred prior to, the Closing;

(d) the consents to the transactions contemplated by the Investment Agreement having been obtained from the financiers to the Company and IBM; and

(e) there having been no material adverse change on the condition of the Group since the date of the Investment Agreement.

The purpose of this circular are:

(a) to provide you with further information regarding the Investment Agreement, the Convertible Preferred Shares (and the issuance of Shares in the event of a conversion of the same), the Warrants (and the exercise thereof) and the anti-dilution rights granted to the Convertible Preferred Shareholders and the Warrantholders; and

(b) to give you notice of the Extraordinary General Meeting (which contains, inter alia, a special resolution setting out the proposed amendment to the Articles of Association).

Assuming Closing takes place no later than the initial closing of the IBM Acquisition, the Directors intend to apply the net proceeds from the issue of the Convertible Preferred Shares and the Warrants as to approximately US$150 million to satisfy part of the consideration payable to IBM for the IBM Acquisition, and as to the balance for general corporate purposes. If the Company pays US$150 million cash to IBM, it would not issue the Excess Shares to IBM that would otherwise be issuable as consideration for the IBM Acquisition. However, in the event that Closing does not occur before or concurrently with the initial closing of the IBM Acquisition and depending on the financial resources then available to the Company, the Company may pay IBM cash of up to US$150 million or issue the Excess Shares to IBM as partial settlement of the consideration. Further, if the Company has issued the Excess Shares, subject to applicable laws and regulations and the Company having obtained all the relevant approvals, it would consider repurchasing the Excess Shares from IBM when the Company has sufficient financial resources and the Directors consider appropriate to do so. In that event, the Company will ensure that all applicable rules and regulations (such as chapters 10 and 14A of the Listing Rules and the Code on Share Repurchases) are complied with and all applicable consents or approvals are obtained from the relevant authorities (such as the Securities and Futures Commission).

The terms of the Convertible Preferred Shares and the Warrants were negotiated at arm's length between the Company and the Investors. After taking into account the overall credit facility portfolios utilised by or available to the Company, the Directors consider that the issue of the Convertible Preferred Shares and Warrants is in the Shareholders' interest as a whole and the most appropriate funding means available to the Company. Part of the proceeds will be used to satisfy part of the consideration payable to IBM for the IBM Acquisition or to repurchase Excess Shares, as described above.

The Directors consider that the Investors offer expertise and experience that are expected to be valuable to the Company. The Investors have extensive insight into business operations, as well as a strong competency in strategic planning. With rich experience helping companies integrate operations, their investment in the Company will help ensure a smooth transition period following the IBM Acquisition and stable development in the future. The Investors also have a strong understanding of the governance structure of multinational operations as well as substantial experience working with information technology investors.

The Directors also consider that the terms of the Convertible Preferred Shares and Warrants are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

SHAREHOLDING STRUCTURE

Based on the information available to the Directors as at the Latest Practicable Date, set out below are the shareholding structures of the Company as at that date and upon full conversion of the Convertible Preferred Shares and the initial closing of the IBM Acquisition.

	As at the Latest Practicable Date		After the issue of Convertible Preferred Shares and the initial closing of the IBM Acquisition				
	Number and class of Shares	Percentage of voting rights (approx.)	Number and class of Shares	Number of Shares assuming full conversion of Convertible Preferred Shares and no conversion of the Non-voting Shares held by IBM	Percentage of voting rights assuming no conversion of the Non-voting Shares held by IBM (approx.)	Percentage of enlarged ordinary share capital including Non-voting Shares and assuming no conversion of Convertible Preferred Shares (approx.)	Percentage of enlarged ordinary share capital including Non-voting Shares and assuming full conversion of Convertible Preferred Shares (approx.) *(Note 4)*
Legend Holdings Limited	4,229,121,971 Shares	56.6%	4,229,121,971 Shares	4,229,121,971	45.475%	48.146%	43.217%
IBM *(Note 1)*	–	–	1,307,153,271 Shares (assuming 821,234,569 Shares, 485,918,702 Non-voting Shares and no Excess Shares are issued to IBM) *(Notes 2 and 3)*	821,234,569	8.831%	14.881%	13.358%
TPG	–	–	1,560,000 Convertible Preferred Shares	572,477,064	6.156%	0%	5.850%
General Atlantic Group	–	–	780,000 Convertible Preferred Shares	286,238,532	3.078%	0%	2.925%
Newbridge Capital Group	–	–	390,000 Convertible Preferred Shares	143,119,266	1.539%	0%	1.463%
Directors	58,940,000 Shares	0.8%	58,940,000 Shares	58,940,000	0.634%	0.671%	0.602%
Public	3,188,826,137 Shares	42.6%	3,188,826,137 Shares	3,188,826,137	34.289%	36.302%	32.586%
Total		100.0%		9,299,957,539	100%	100%	100%

Notes:

1. The numbers of Shares (comprising voting and Non-voting Shares) to be issued to IBM as indicated in the above table are based on the assumption set out in Note 3 below. The actual numbers of Shares (comprising voting and Non-voting Shares) to be issued to IBM will only be fixed upon initial closing of the IBM Acquisition.

2. Assuming 821,234,569 Shares, 485,918,702 Non-voting Shares and no Excess Shares will be issued to IBM upon the initial closing of the IBM Acquisition. As referred to in the IBM Circular, the maximum number of Consideration Shares (i.e. 821,234,569 voting Shares and 921,636,459 Non-voting Shares) issuable to IBM at initial closing would comprise of 821,234,569 voting Shares and 921,636,459 Non-voting Shares. If the Company applies US$150 million from the proceeds from the issue of the Convertible Preferred Shares and the Warrants to pay IBM, the Company will not issue the 435,717,757 Excess Shares to IBM. Accordingly, it was assumed on such basis that 821,234,569 voting Shares and 485,918,702 Non-voting Shares (representing 921,636,459 Non-voting Shares minus 435,717,757 Excess Shares) will be issued to IBM.

3. 1,307,153,271 Shares to be issued to IBM represent the "Base Consideration Shares" described in the IBM Circular. If the Company applies US$150 million from the proceeds from the issue of the Convertible Preferred Shares and the Warrants to pay IBM, the Company will not issue the 435,717,757 Excess Shares (as defined in the IBM Circular) to IBM. Under the Asset Purchase Agreement in relation to the IBM Acquisition, IBM will take Excess Shares, representing up to 435,717,757 voting Shares or Non-voting Shares, as settlement of the consideration. However, instead of issuing the Excess Shares to IBM, the Company may pay cash to IBM. The value of 435,717,757 Excess Shares calculated by reference to the formula set out in the Asset Purchase Agreement amounts to approximately US$150 million. The cash payment alternative was disclosed in the IBM Circular.

   Among the "Base Consideration Shares", the exact numbers of Shares (comprising voting and Non-voting Shares) to be issued to IBM will only be determined upon initial closing of the IBM Acquisition. Further, pursuant to the Company Agreement as described in the IBM Circular, IBM may convert such number of its Non-voting Shares up to 9.9% of the outstanding voting capital stock of the Company into voting Shares at any time. If IBM decided to increase its holding of voting Shares to 9.9% of the total voting capital stock of the Company, it would need to convert 110,159,955 Non-voting Shares into voting Shares. Following such conversion and based on the assumption in Note 2 above, there would be 9,408,025,494 voting Shares in issue; and IBM would hold 931,394,524 voting Shares and 375,758,747 Non-voting Shares.

4. These figures are arrived at by taking into account the issuance of 821,234,569 voting Shares and 485,918,702 Non-voting Shares to IBM upon initial closing of the IBM Acquisition only, on the assumption that none of the Convertible Preferred Shares have been converted into Shares and none of the Warrants have been exercised.

As at the Latest Practicable Date


Legend Holdings Limited
Directors
Public
56.6%
0.8%
42.6%
the Company

Immediately upon the full conversion of the Convertible Preferred Shares (after the initial closing of the IBM Acquisition) assuming no exercise of Warrants


Legend Holdings Limited
IBM
TPG
General Atlantic Group
Newbridge Capital Group
Directors
Public
43.217%*
13.358%*
5.850%*
2.925%*
1.463%*
0.602%*
32.586%*
the Company

Immediately upon the full conversion of the Convertible Preferred Shares (after the initial closing of the IBM Acquisition) and full exercise of Warrants


Legend Holdings Limited
IBM
TPG
General Atlantic Group
Newbridge Capital Group
Directors
Public
42.193%*
13.041%*
7.065%*
3.533%*
1.766%*
0.588%*
31.814%*
the Company

* Represents percentages of the enlarged issued ordinary share capital of the Company and assuming: 1,307,153,271 Shares (comprising voting and Non-voting Shares) will be issued to IBM upon the initial closing of the IBM Acquisition.

THE INVESTMENT AGREEMENT

Date

30 March 2005

Parties

The Company and the Investors

Subscription of Convertible Preferred Shares and Warrants

Pursuant to the Investment Agreement, the Investors have agreed to subscribe for, and the Company has agreed to issue, 2,730,000 Convertible Preferred Shares, together with Warrants to subscribe for an aggregate of 237,417,474 Warrant Shares at an initial Exercise Price of HK$2.725 per Share, subject to certain anti-dilution adjustments, for an aggregate cash consideration of US$350 million (approximately HK$2,730 million). The Investors have each agreed to subscribe for the following number of Convertible Preferred Shares and Warrants set opposite their respective names:

Investor	Number of Convertible Preferred Shares	Percentage of enlarged issue share capital of the Company *(Note 1)*	Number of Warrants
TPG IV Acquisition Company LLC	1,560,000	5.851%	135,667,128
General Atlantic Partners (Bermuda), L.P. *(Note 2)*	715,145	2.682%	62,193,400
GAPSTAR, LLC *(Note 2)*	9,750	0.037%	847,920
GAP Coinvestments III, LLC *(Note 2)*	42,737	0.160%	3,716,658
GAP Coinvestments IV, LLC *(Note 2)*	11,149	0.042%	969,596
GAPCO GmbH & Co. KG *(Note 2)*	1,219	0.005%	105,990
Newbridge Asia Acquisition Company LLC	390,000	1.463%	33,916,782
Total	2,730,000	10.240%	237,417,474

Notes:

1. Assuming full conversion of the Convertible Preferred Shares and 1,307,153,271 Shares (comprising Shares and Non-voting Shares) have been issued to IBM upon closing of the IBM Acquisition.

2. The number of Convertible Preferred Shares and Warrants to be allotted to and among General Atlantic Partners (Bermuda), L.P., GAPSTAR, LLC, GAP Coinvestments III, LLC, GAP Coinvestments IV, LLC and GAPCO GmbH & Co. KG are subject to changes. The changes, if any, are expected to be insignificant and would be resulting from final fine-tuning of the allocation among the Investors within the General Atlantic Group. However, the total number of Convertible Preferred Shares and Warrants to be allotted to General Atlantic Partners (Bermuda), L.P., GAPSTAR, LLC, GAP Coinvestments III, LLC, GAP Coinvestments IV, LLC and GAPCO GmbH & Co. KG will not be changed.

Information on the Investors

Texas Pacific Group

Texas Pacific Group, or TPG, is a leading global private equity investment firm and currently manages over US$13 billion of committed equity capital. TPG investment entities acquire interests in companies in various industries as financial investments, and its portfolio companies total over US$35 billion in revenues and over 500,000 employees. TPG is a leading global private equity investor in technology whose investments include MEMC Electronic Materials, ON Semiconductor, Seagate Technology, Business Objects, Conexant Semiconductor, Eutelsat, Isola, Network General, Paradyne Networks and Smart Modular. Other TPG investments have included Burger King, Continental Airlines, Del Monte Foods, Ducati Motorcycles and J.Crew. TPG is based in Fort Worth, Texas, San Francisco and London.

TPG IV Acquisition Company LLC is a limited liability company wholly-owned by funds managed by TPG that has been established specifically for the purpose of holding the proposed investment in the Company.

General Atlantic Group

General Atlantic Group is a leading global private equity firm focused on investing in companies providing information technology or using information technology to drive growth. Investment entities affiliated with General Atlantic LLC make investments on an arm's length basis in portfolio companies. General Atlantic Group's current investments in China include Vimicro and Digital China. The firm was founded in 1980 and has about US$8 billion in capital under management. General Atlantic Group has invested in over 140 companies and has current holdings in over 50 companies, of which almost half are based outside the United States. General Atlantic Group has offices in Greenwich, New York, Palo Alto, Washington, D.C., London, Düsseldorf, Singapore, Tokyo, Mumbai, Hong Kong and São Paulo.

General Atlantic Partners (Bermuda), L.P., GAPSTAR, LLC, GAP Coinvestments III, LLC, GAP Coinvestments IV, LLC and GAPCO GmbH & Co. KG are affiliated investment entities. The general partner of General Atlantic Partners (Bermuda), L.P. is GAP (Bermuda) Limited. The sole member of GAPSTAR, LLC is General Atlantic LLC. The Managing Directors of General Atlantic LLC are the senior executive officers and directors of GAP (Bermuda) Limited and control the voting and investment power over securities owned by GAPCO GmbH & Co. KG. In addition, the Managing Members of GAP Coinvestments III, LLC and GAP Coinvestments IV, LLC are Managing Directors of General Atlantic LLC.

To the best of the Directors' knowledge, information and belief after having made all reasonable enquiries, no members of the General Atlantic Group have any relationship with, and each member of the General Atlantic Group is a third party independent of, Texas Pacific Group and Newbridge Capital Group.

Newbridge Capital Group

Newbridge Capital Group is one of Asia's leading private equity investment firms with US$1.7 billion of capital under management. Founded in 1994 by Texas Pacific Group and Blum Capital Partners, Newbridge Capital Group was one of the first private equity firms dedicated to Asian investments. The firm has offices in Hong Kong, San Francisco, Shanghai, Tokyo, Seoul, Mumbai and Melbourne. Newbridge Capital Group acquires interests in companies in various industries as financial investments, and has made significant investments in such companies as Hanaro Telecom, Japan Telecom, Korea First Bank, Matrix Laboratories and Shenzhen Development Bank.

Newbridge Asia Acquisition Company LLC is a limited liability company wholly-owned by funds managed by Newbridge Capital Group that has been established specifically for the purpose of holding the proposed investment in the Company. Newbridge Asia Acquisition Company LLC is indirectly controlled by a corporation of which 50% is owned by a corporation under common control with TPG IV Acquisition Company LLC. The other 50% is owned by an entity controlled by Blum Capital Partners, a San Francisco based private equity investment firm.

Save as disclosed in this circular, each of the Investors and its ultimate beneficial owners and fund managers is independent from the other Investors and their respective ultimate beneficial owners and fund managers.

Based on the above information provided by the Investors and to the best of the Directors' knowledge, information and belief after having made all reasonable enquiries, each of the Investors, TPG, Newbridge Capital Group and the General Atlantic Group, is a third party independent of the Company and any connected persons of the Company (as defined in the Listing Rules).

Conditions and Closing

Closing is conditional upon, among other things:

(a) the issue and allotment of the Convertible Preferred Shares and the granting of certain anti-dilution rights to the Convertible Preferred Shareholders, details of which are set out on pages 14 to 19 of this circular (which requires 75% approval of the Shareholders at the Extraordinary General Meeting) and the proposed amendment to the Articles of Association (which will authorise the creation and issuance of the Convertible Preferred Shares) having been passed by special resolutions by the Shareholders, and the issue of the Warrants (and the granting of certain anti-dilution rights to the Warrantholders, details of which are set out on pages 20 to 24 of this circular) and the Shares (upon exercise of the Warrants and conversion of the Convertible Preferred Shares) and the increase in the authorised capital of the Company having been passed by ordinary resolutions by the Shareholders, in each case at the Extraordinary General Meeting;

(b) the Listing Committee of the Stock Exchange having granted the listing of, and permission to deal in, any Shares to be issued upon the exercise of the Warrants and upon the conversion of the Convertible Preferred Shares;

(c) the initial closing of the IBM Acquisition taking place concurrently with, or having occurred prior to, the Closing;

(d) the consents to the transactions contemplated by the Investment Agreement having been obtained from the financiers to the Company and IBM; and

(e) there having been no material adverse change on the condition of the Group since the date of the Investment Agreement.

Closing is scheduled to take place on the third business day following the satisfaction of all of the conditions precedent, which cannot be later than 30 September 2005.

PRINCIPAL TERMS OF THE CONVERTIBLE PREFERRED SHARES

Form

The Convertible Preferred Shares will only be issued in registered form. Definitive certificates will be issued to the Investors as holders of the Convertible Preferred Shares.

Preferential dividends

The Convertible Preferred Shares will bear a fixed cumulative preferential cash dividend, payable quarterly, at the rate of 4.5% per annum on the Stated Value of each Convertible Preferred Share. The Company may defer the payment of cash dividends if it is unable to make such payments by law or under the Company's bank credit facility in effect on the date on which the Convertible Preferred Shares are first issued. If at any time the Company has deferred payment of a dividend, it shall be prohibited from paying cash dividends on its junior securities, including the Shares, until all such deferred dividends shall have been paid in full. If the Company fails to pay cash dividends when accumulated or deemed to accumulate, the Convertible Preferred Shareholders will have the right to receive additional interest at the rate of 4.5% per annum on the amount of such cash dividend payment that was not paid when accumulated or deemed to accumulate. No additional Convertible Preferred Shares will be issued in respect of unpaid dividends.

Redemption and repurchase

The Convertible Preferred Shares are redeemable, in whole or in part, at a price equal to the Stated Value together with accrued and unpaid dividends at the option of the Company or the Convertible Preferred Shareholders at any time after the Maturity Date. In addition, the Convertible Preferred Shareholders are entitled to require the Company to make an offer to repurchase all or part of the Convertible Preferred Shares at a purchase price equal to the aggregate of 101% of the Stated Value of the Convertible Preferred Shares and 100% of the accrued and unpaid dividends upon a change of control of the Company.

Conversion

Each Convertible Preferred Share is convertible, at the option of the Convertible Preferred Shareholder at any time, into a number of Shares equal to the Stated Value divided by HK$2.725, subject to certain anti-dilution adjustments. Shares that are to be issued upon conversion of the Convertible Preferred Shares will rank *pari passu* in all respects with the Shares in issue on the conversion date except that they will not be entitled to any rights or entitlement to dividends or distributions the record date for which precedes the conversion date.

The Convertible Preferred Shares will not be listed on the Stock Exchange or any other stock exchange. However, the Company will apply for the listing on the Stock Exchange of the Shares issuable upon conversion of the Convertible Preferred Shares.

Upon conversion of all the Convertible Preferred Shares at a conversion price of HK$2.725, 1,001,834,862 Shares will be issued, representing approximately 13.40% of the issued share capital of the Company (being 7,476,888,108 Shares in issue) as at the Latest Practicable Date and approximately 10.24% of the issued share capital as enlarged by the allotment and issue of such Shares and assuming the issue of 1,307,153,271 Shares to IBM upon initial closing of the IBM Acquisition (please also refer to the notes set out below the table in the paragraph headed "Shareholding Structure" in this circular).

Transferability

During the first 12 months from and after the Closing Date, the Investors are not permitted to transfer any of the Convertible Preferred Shares or Shares issuable upon conversion of the Convertible Preferred Shares. From and after the date occurring 12 months and one day after the Closing Date, except as described below, there will be no restrictions on the transfers by the Investors of the Convertible Preferred Shares or Shares issuable upon conversion of the Convertible Preferred Shares.

Transfers of Convertible Preferred Shares and Shares issuable upon conversion thereof by the Investors to any person who holds, or would hold, as a result of any such transfer, more than 4.9% of the issued share capital of the Company, or, to certain designated competitors of the Company, will be restricted when it can be ascertained that the transferee meets the foregoing criteria. Designated competitors generally include any person, together with its controlled affiliates, primarily engaged in the computer business that has, together with its controlled affiliates, annual consolidated gross revenues in excess of US$1,000,000,000.

Transfers among the Investors will not be subject to the foregoing restrictions.

Voting, anti-dilution and other rights attaching to the Convertible Preferred Shares

Each Convertible Preferred Share will be voted on an "as if" converted basis. The holder of each Convertible Preferred Share will have the right to one vote for each whole Share into which a Convertible Preferred Share is convertible at the close of business on the record date for any meeting of Shareholders at which such Convertible Preferred Shares will be voted.

Right to subscribe in below-market issuance (an anti-dilution right)

The Convertible Preferred Shareholders shall have the right, when the Company proposes to issue shares (or rights, warrants or options exercisable for or convertible into shares) at below the then current market value, to subscribe in such proposed issue on the same terms as that offered by the Company to other subscribers in an amount no greater than the percentage of the shares, rights or securities so offered as equals the percentage of the issued Shares and Non-voting Shares represented by the Shares issuable upon conversion of the Convertible Preferred Shares held by such Convertible Preferred Shareholders, unless such Shares are being (1) sold as part of an underwritten offering in which the price per share received by the Company, net of all underwriting commissions paid to the underwriters in such offer, is at least 97% of the current market price per share (a "Qualifying Issuance"), (2) issued as part of a share dividend, (3) issued as part of a reclassification of Shares into securities other than Shares (for example, through a consolidation of shares or issuance of new classes of shares), or (4) issued in connection with an employee benefit plan approved by the Board. Neither the existence nor the exercise of the above-mentioned participation right will in itself contractually require the Company to issue securities in addition to those contemplated to be issued and allotted under the relevant below-market issuance.

Adjustment of conversion price

The conversion price for the Convertible Preferred Shares will be adjusted downwards to account for stock dividends, stock splits, reclassifications of shares and below market issuances of shares (referred to in the second paragraph of Note A below) in which a Convertible Preferred Shareholder elects not to participate. In the event of such an adjustment, the Company's auditors will be involved to ensure that the relevant calculations are correct by reference to the terms of the Convertible Preferred Shares and the Company will issue a public announcement to inform the Shareholders of the adjustment.

In the case where the Convertible Preferred Shareholders do not participate in the above-mentioned offer, the conversion price is adjusted to account for the below-market issuance. However, no adjustment is provided unless the offer price is at least 85% of the market price and then only with respect to amounts below the 85% trigger.

Independent shareholders' approval where Convertible Preferred Shareholder becomes connected person

Please note that in the event that a Convertible Preferred Shareholder becomes a connected person of the Company (as defined in the Listing Rules) as a result of, for example, further acquisition of Shares, then at any time it exercises the above-mentioned participation right, and provided that:

(a) a Director (including any Director appointed by the Convertible Preferred Shareholder) having a material interest in the relevant below-market issuance of shares by the Company will abstain from voting in the determination of the pricing

of the issuance and be excluded from the quorum in the relevant Board meetings if such abstention and exclusion are required by applicable laws, rules or the Articles of Association at the relevant time (note: such abstention and exclusion are required under applicable laws, rules and the Articles of Association in force as at the date of this circular);

(b) the proposed issuance and allotment of Shares as a result of the below-market issuance as well as the exercise of the said participation right will be undertaken pursuant to the general mandate approved by the Shareholders at the Company's preceding annual general meeting; and

(c) the price of the below-market issuance does not represent a discount of more than 10% to the benchmarked price referred to in Rule 13.36(5) of the Listing Rules at the relevant time,

the proposed exercise of such participation right will not be subject to further shareholders' approval at the time of such exercise. Otherwise, the Company will comply with all applicable requirements under Chapter 14A of the Listing Rules in respect of such proposed exercise of participation right by the Convertible Preferred Shareholder in advance of the same.

A comparison of the respective rights of the holders of the Convertible Preferred Shares and the holders of Shares is set out below:

	Convertible Preferred Shares	**Shares**
Voting	Vote on an "as if" converted basis with the Shares	One vote per Share
Dividends	Entitled to quarterly dividend at a rate of 4.5% subject to additional dividends if such dividend is not paid when due	Entitled to dividends when, as and if declared by the Company
Anti-Dilution	Contains anti-dilution protections (see Note A below)	No anti-dilution protections but may be subject to contractual pre-emptive rights in certain cases if negotiated with a given shareholder
Conversion	Convertible into Shares (see Note B below)	Not convertible
Preference	Preferential dividend and liquidation payments	No right to preferential payments
Ranking	Ranks senior to Shares	Ranks junior to Convertible Preferred Shares

Notes:

A. The conversion price at which the Convertible Preferred Shares are convertible into Shares will be adjusted downwards in the event that at any time after the original issuance of the Convertible Preferred Shares, the Company (A1) pays a dividend or other distribution on the Shares, such dividend payable in whole or in part, in Shares, (A2) subdivides any of its issued Shares into a greater number of Shares, (A3) distributes certain special dividends in the form of evidence of its indebtedness or assets (except (a) Shares, rights, options or warrants issued in a below-market issuance in which a Convertible Preferred Shareholder has a right to subscribe for Shares or a Qualifying Issuance, (b) any dividend or distribution paid exclusively in cash, (c) any dividend or distribution paid exclusively in Shares or (d) any dividend or distribution in a merger, sale, transfer, share exchange, reclassification or similar transaction in which the Shares are converted into the right to receive securities, cash or other property) to holders of Shares, (A4) issues Shares (or rights, warrants or options exercisable for or convertible into Shares) at a price that is less than 85% of the then-current market price, (A5) distributes cash dividends that exceed the greater of (i) 2.0% of the product of (A) the current market price per Share on the date fixed for the determination of shareholders entitled to receive such distribution multiplied by (B) the number of issued Shares outstanding on such date, then, and in each such case, immediately after the close of business on the date fixed for such determination, and (ii) 35% of the consolidated net earnings of the Company for the 12-month period preceding the date fixed for the determination of the shareholders entitled to receive such distribution, (A6) reclassifies its Shares into other securities. The adjustment of the conversion price will be carried out pursuant to formulae that are customary for convertible bonds, convertible preferred shares or warrants and are designed to assure the Investors that the amount and value of the Shares received upon conversion will remain stable or that adjustments are made to protect their investment if the attributes of the Shares are changed (note: certain figures used in such formulae are calculated on the assumption that the discount of the below-market issuance is 15%, before an adjustment to the conversion price is triggered). The adjustments will be made in accordance with the commercial terms agreed among the Investors and the Company as set forth in the Investment Agreement. The Company will engage an independent auditor to check the accuracy of the computation of the adjustments of conversion price by reference to the terms of the Convertible Preferred Shares.

   In addition, when the Company proposes to issue shares at below the then current market value, subject to the exceptions described above under "Rights to subscribe in below-market issuance", Convertible Preferred Shareholders will have the right to subscribe for shares in such proposed issue as described above under the paragraph headed "Voting, anti-dilution and other rights attaching to the Convertible Preferred Shares" in this circular. In the event a Convertible Preferred Shareholder elects to subscribe in such an offering, the adjustment to the conversion price described in sub-point (A4) of the preceding paragraph of this Note will not apply.

B. Each Convertible Preferred Share is convertible into such number of Shares equal to the Stated Value of the Convertible Preferred Share of HK$1,000 per share divided by HK$2.725, subject to certain adjustments to the conversion price in accordance with the anti-dilution provisions described Note A above.

Board composition and representation

During the period commencing on the Closing Date and ending on the third anniversary of the Closing Date, the Board shall consist of no more than 12 Directors, of whom four shall be independent non-executive directors and at least two shall be members of the management of the Company.

TPG shall be entitled to designate a total of two individuals for election to the Board, which after three years from the Closing Date, may be reduced to one individual at the option of the Company. Subject to the foregoing right of the Company, TPG shall be entitled to designate two such individuals for so long as TPG and Newbridge Capital Group, taken together, beneficially own at least 50% of the number of Convertible Preferred Shares (or Shares issuable upon conversion of the Convertible Preferred Shares) issued to them on the Closing Date. For so long as TPG and Newbridge Capital Group, taken together, beneficially own at least 25% of the number of Convertible Preferred Shares (or Shares issuable upon

conversion of the Convertible Preferred Shares) issued to them on the Closing Date, TPG shall be entitled to designate one such individual.

The General Atlantic Group shall be entitled to designate one individual for election to the Board for so long as the General Atlantic Group beneficially owns at least 50% of the number of Convertible Preferred Shares (or Shares issuable upon conversion of the Convertible Preferred Shares) issued to the General Atlantic Group on the Closing Date.

If the Board shall determine in good faith that nomination of any individual designated by an Investor for election to the Board would not be consistent with the fiduciary duties of the Board, the Investor shall have the right to nominate another individual for election to the Board. The Company is required to cause individuals nominated by the Investors to be elected to the Board, including by placing such individuals on the slate of nominees recommended for election and soliciting proxies for the election of such individuals. If individuals nominated by the Investors are not elected to the Board, the Company undertakes to use its reasonable best efforts to cause a Director (other than a Director nominated by an Investor or an independent non-executive Director; in other words, likely to be a Director nominated by the Major Shareholder) to resign and to be elected in place of such Director an individual (not being the individual originally failed to be elected to the Board) nominated by the Investors. Such undertaking is subject at all times to the Board's duty to act in the best interests of the Company and its shareholders.

For so long as any Investor is entitled to designate an individual for election to the Board, at least one such individual who is appointed as a Director shall be appointed as a member of each committee of the Board (such as the audit committee and the remuneration committee). In the event that such individual does not satisfy the relevant eligibility criteria set out under the Listing Rules (because, for example, the Director is not an independent non-executive director of the Company), such Director nominated by the Investor shall have the right to attend each such committee meetings as an observer. Such observer will be entitled to observe all proceedings of such committee meeting but he will not have the right to vote or otherwise participate in such committee meetings. For the avoidance of doubt, only an Investor nominated individual who is appointed as a Director can serve as an observer of such committee and accordingly he will be subject to the usual fiduciary duties and other requirements imposed by the laws and the Listing Rules on a director including the duty to keep confidential all the material non-public information obtained from the meetings of the committees to which he is an observer. Further, pursuant to the Investment Agreement, the Investors and their representatives undertake confidentiality obligations to the Company (under which they cannot disclose any such confidential information to the public). The Investors have agreed to use such information only in connection with their investment in the Company as well as their rights and obligations under the Investment Agreement.

In general, in the event that the Board is required to decide on an issue in respect of which there is a conflict of interest on the part of a Director appointed by the Investors (such as, where applicable, the determination of pricing and other matters incidental to a below-market issuance undertaken by the Company), the Director appointed by the Investors will not participate in the relevant decision-making process.

PRINCIPAL TERMS OF THE WARRANTS

Issuer

The Company

Number of Warrants

Warrants conferring rights to subscribe for up to a total of 237,417,474 Warrant Shares at an initial Exercise Price of HK$2.725 per Share, subject to certain anti-dilution adjustments.

Status

The Warrants will be constituted by a deed poll to be executed by the Company at Closing. The Warrants will not be listed on the Stock Exchange or any other stock market. However, the Company will apply for the listing on the Stock Exchange of the Shares issuable upon the exercise of the Warrants.

Form

The Warrants will be issued in registered form. Definitive certificates will be issued to the Investors as holders of the Warrants.

The Issue Price and Exercise Price

The Warrants are to be issued in conjunction with the Convertible Preferred Shares and there is no separate issue price for the Warrants.

Each Warrant carries the right to subscribe for one Warrant Share at the initial Exercise Price of HK$2.725, subject to certain anti-dilution adjustments. The initial Exercise Price was determined at arm's length between the Investors and the Company on the basis of the share price of the Shares at the time of negotiation, expectations on the future share price performance of the Company and the Investors' consideration of the prospects of the Group at the time of negotiation.

The initial Exercise Price represents a premium of 6.86% compared to the closing price of the Shares of HK$2.55 as quoted on the Stock Exchange on 24 March 2005, being the latest closing price before the date of the Investment Agreement, a premium of 9.66% compared to the average closing prices of the Shares of HK$2.485 for the five consecutive trading days up to and including 24 March 2005, a premium of 9.99% compared to the average closing prices of the Shares of HK$2.4775 for the ten consecutive trading days up to and including 24 March 2005, a premium of 16.70% compared to the average closing prices of the Shares of HK$2.335 for the thirty consecutive trading days up to and including 24 March 2005, and a premium of 20.93% compared to the average closing prices of the Shares of HK$2.253 for the sixty consecutive trading days up to and including 24 March 2005.

The Exercise Price must be paid in cash. However, the Investors will also be entitled to pay the portion of the Exercise Price in excess of the nominal value of HK$0.025 per Share using the in-the-money value of other Warrants. An Investor wishing to exchange Warrants pursuant to this right will deliver a notice to the Company, stating the number of Shares for which it wishes to subscribe, accompanied by the same number of Warrants and cash in a minimum amount equal to the aggregate nominal value of such number of Shares, plus Warrants having an "in-the-money" value equal to the balance of the Exercise Price for such Shares (after taking into account the cash payment of the nominal value of such Shares). A Warrant's "in-the-money value" is the excess, if any, of the market price on the date of the exchange for a Share over the Exercise Price. Upon surrender of such Warrants and cash, the Warrantholder will become entitled to receive the specified number of Shares. For example, if the Exercise Price of the Warrant is HK$2.725, and the market price of one Share is HK$4.725, the "in-the-money value" of the Warrant would be HK$2.00, which could be used to pay a portion of the Exercise Price. It follows that, if an Investor wishes to acquire 100 Shares under this exchange right, it would exercise 100 Warrants, having an aggregate Exercise Price of HK$272.50, and in lieu of paying the entire Exercise Price in cash, surrender an additional 135 Warrants (which Warrants shall be cancelled upon surrender), having an aggregate "in-the-money value" of HK$270, and pay HK$2.50 (being the nominal value of 100 Shares) in cash.

Where the number of Warrants that an Investor wishes to exercise has an aggregate Exercise Price that (together with the cash payment made for the nominal value of the Warrant Shares to be received) would require such Investor to surrender a fraction of a Warrant, the Investor shall be required to pay cash rather than surrender such fractional amount. For example if the Exercise Price of the Warrants is HK$2.725 and the market price of one Share is HK$4.80, the "in-the-money" value of the Warrant would be HK$2.075. If an Investor wishes to acquire 100 Shares by exercising its Warrants, it would exercise 100 Warrants, having an aggregate exercise price of HK$272.50. The Investor would surrender 130 Warrants having an aggregate "in-the-money" value of HK$269.75 and pay HK$2.75 (HK$2.50 being the nominal value of 100 Shares and HK$0.25 being the amount necessary to pay the remainder of the aggregate Exercise Price).

Owing to the right of the Investors to exchange Warrants for Warrant Shares as described above, the aggregate amount of cash which the Company will receive upon full exercise of the Warrants cannot be ascertained as at the date of this circular.

Exercise

The subscription rights attaching to the Warrants may be exercised, in whole or in part, at any time from the Closing Date until the Expiry Date.

Shares that are to be issued upon exercise of the subscription rights attaching to the Warrants will rank *pari passu* in all respects with the Shares in issue on the exercise date except that they will not be entitled to any rights or entitlement to dividends or distributions the record date for which precedes the exercise date. Application will be made to the Stock Exchange for the listing of, and permission to deal in, the Warrant Shares to be allotted and issued upon exercise of the subscription rights attaching to the Warrants.

Upon exercise of the subscription rights attaching to the Warrants in full at an Exercise Price of HK$2.725, 237,417,474 Shares will be issued, representing approximately 3.18% of the issued share capital of the Company as at the Latest Practicable Date and approximately 2.63% of the issued share capital as enlarged by the allotment and issue of such Shares and assuming the issue of 1,307,153,271 Shares to IBM upon closing of the IBM Acquisition.

Transferability

During the first 12 months from and after the Closing Date, the Investors are not permitted to transfer any of the Warrants or the Warrant Shares. From and after the date occurring 12 months and one day after the Closing Date, there will be no restrictions on the transfers of the Warrants or Warrant Shares by the Investors, except as described below.

Subject to exceptions described below, during the first three years after the Closing, Investors' transfers of Warrants to third parties in private transactions will be subject to a right of first refusal on the part of the Company, while transfers pursuant to market transactions and those effected through brokers will be subject to the Company's right of first offer.

In addition, transfers of Warrants and Warrant Shares by the Investors to any person who holds, or would hold, as a result of any such transfer, more than 4.9% of the issued share capital of the Company, or, to certain designated competitors of the Company, will be restricted when it can be ascertained that the transferee meets the foregoing criteria. Designated competitors generally include any person, together with its controlled affiliates, primarily engaged in the computer business that has, together with its controlled affiliates, annual consolidated gross revenues in excess of US$1,000,000,000.

Transfers of Warrants among the Investors will not be subject to the foregoing restrictions.

Voting, anti-dilution and other rights of the Warrantholders

The Warrantholders shall not have any right to attend or vote at any general meeting of the Company by virtue of holding the Warrants.

Right to subscribe in below-market issuance (an anti-dilution right)

The Warrantholders shall have the right, when the Company proposes to issue shares (or rights, warrants or options exercisable for or convertible into shares) at below the then current market value, to subscribe in such proposed issue on the same terms as that offered by the Company to other subscribers in an amount no greater than the percentage of the shares, rights or securities so offered as equals the percentage of the issued Shares and Non-voting Shares represented by the Warrant Shares issuable upon exercise of Warrants held by such Warrantholders, unless such shares are being (1) sold as part of a Qualifying Issuance (as defined in the paragraph headed "Voting, anti-dilution and other rights attaching to the Convertible Preferred Shares" above), (2) issued as part of a share dividend, (3) issued as part

of a reclassification of the Company's securities, or (4) issuance in connection with an employees benefit plan approved by the Company's Board. Neither the existence nor the exercise of the above-mentioned participation right will in itself require the Company to issue securities in addition to those contemplated to be issued and allotted under the relevant below-market issuance.

Adjustment of Exercise Price

In addition, the Exercise Price will be adjusted to account for stock dividends, stock splits, reclassifications and below market issuances in which a Warrantholder elects not to participate.

Notes:

1. The Exercise Price will be adjusted downwards in the event that at any time after the original issuance of the Warrants, the Company (A1) pays a dividend or other distribution on the Shares, such dividend payable in whole or in part, in Shares, (A2) subdivides any of its issued Shares into a greater number of Shares, (A3) distributes certain special dividends in the form of evidence of its indebtedness or assets (except (a) Shares, rights, options or warrants issued in a below-market issuance in which a Warrantholder has a right to subscribe for Shares or a Qualifying Issuance, (b) any dividend or distribution paid exclusively in cash, (c) any dividend or distribution paid exclusively in Shares or (d) any dividend or distribution in a merger, sale, transfer, share exchange, reclassification or similar transaction in which the Shares are converted into the right to receive securities, cash or other property) to holders of Shares, (A4) issues Shares (or rights, warrants or options exercisable for or convertible into Shares) at a price that is less than 85% of the then-current market price, (A5) distributes cash dividends that exceed the greater of (i) 2.0% of the product of (A) the current market price per Share on the date fixed for the determination of shareholders entitled to receive such distribution multiplied by (B) the number of issued Shares on such date, then, and in each such case, immediately after the close of business on the date fixed for such determination, and (ii) 35% of the consolidated net earnings of the Company for the 12-month period preceding the date fixed for the determination of the shareholders entitled to receive such distribution, (A6) reclassifies its Shares into other securities. The adjustment of the Exercise Price will be carried out pursuant to formulae that are customary for convertible bonds or warrants and are designed to assure the Investors that the amount and value of the Shares received upon exercise of the Warrants will remain stable or that adjustments are made to protect their investment if the attributes of the Shares are changed (note: certain figures used in such formulae are calculated on the assumption that the discount of the below-market issuance is 15%, before an adjustment to the Exercise Price is triggered). The adjustments will be made in accordance with the commercial terms agreed among the Investors and the Company as set forth in the Investment Agreement. The auditors will be involved solely to ensure that the calculations are correct by reference to the terms of the Warrants.

2. The Warrantholders will not benefit from "double protection" by having the above-mentioned participation right because the participation right and Exercise Price adjustment are mutually exclusive. If the Warrantholders elect to exercise the participation right in the event of a below-market issuance, the Exercise Price will not be further adjusted to reflect the dilution resulting from such share issuance.

Independent shareholders' approval where Warrantholder becomes connected person

Please note that in the event that a Warrantholder becomes a connected person of the Company (as defined in the Listing Rules), as a result of, for example, further acquisition of Shares, then at the time it exercises the above-mentioned participation right, and provided that:

(a) a Director (including any Director appointed by the Warrantholder, where applicable) having a material interest in the relevant below-market issuance of shares by the Company will abstain from voting in the determination of the pricing of the issuance and be excluded from the quorum in the relevant Board meetings where such abstention and exclusion are required by applicable laws, rules or the Articles of Association at the relevant time (note: such abstention and exclusion are required under applicable laws, rules and the Articles of Association in force as at the date of this circular; and

(b) the proposed issuance as well as allotment of Shares as a result of the below-market issuance and the exercise of the said participation right will be undertaken pursuant to the general mandate approved by the Shareholders at the Company's preceding annual general meeting; and

(c) the price of the below-market issuance does not represent a discount of more than 10% to the benchmarked price referred to in Rule 13.36(5) of the Listing Rules at the relevant time,

the proposed exercise of participation right by that Warrantholder will not be subject to further shareholders' approval. Otherwise, the Company will comply with all applicable requirements under Chapter 14A of the Listing Rules in respect of such proposed exercise of participation right by the Warrantholder in advance of the same.

Any modification of a Warrant or the provisions of the Warrant certificates may be effected only by deed poll and must be approved by a resolution passed at a meeting of Warrantholders and carried by a majority consisting of not less than 75% of the votes cast at such meeting.

RISK FACTORS IN RELATION TO CERTAIN FEATURES OF THE CONVERTIBLE PREFERRED SHARES AND THE WARRANTS

Risks associated with below-market anti-dilution mechanisms

If as a result of a below market issuance of Shares, the conversion price for the Convertible Preferred Shares is adjusted or the Exercise Price of the Warrants is reduced, the Company's shareholders will be subject to greater dilution when and if the Convertible Preferred Shares are converted into Shares or the Warrants are exercised (as the case may be). The amount of dilution cannot be quantified at this time as it is a function of numerous factors, including the market value of the Shares, the offer price in the below market issuance, when and if the Convertible Preferred Shares are converted into Shares as well as when and if the Warrants are exercised. As a result, a below market issuance that requires an adjustment of the conversion price for the Convertible Preferred Shares or the Exercise Price could have an adverse effect on the per share value of the Shares.

Risks relating to the participation right of Convertible Preferred Shareholders and Warrantholders

If a Convertible Preferred Shareholder or Warrantholder chooses to participate in a below market offering, the Convertible Preferred Shareholder or Warrantholder (as the case may be) will be able to protect its investment from being diluted by purchasing Shares at the same price offered to other potential purchasers up to the amounts specified above. The effect of this provision is the same as other contractual pre-emption rights. In the absence of such right, a Shareholder may not be able to participate in an offering of the Company's Shares and its ownership interest will be diluted as a result.

However, the existing shareholders of the Company will generally not suffer any additional dilutive effect as a result of the Convertible Preferred Shareholders or Warrantholders exercising the above-mentioned participation right in a below-market issuance because the Company will not be required to issue any additional shares to satisfy the Convertible Preferred Shareholders' or Warrantholders' participation right. By way of illustration, where the Company proposes, pursuant to the general mandate which is approved by the Shareholders at the preceding annual general meeting to undertake a placing of Shares equal to 5% of the Company's total issued capital to a third party at a price which is 10% below the then market price of the Shares and the Convertible Preferred Shareholders or Warrantholders decide to exercise their participation right, the number of Shares which the third party is entitled to subscribe for would be reduced to account for the exercise of such Convertible Preferred Shareholders' or Warrantholders' participation right so that the Company would issue no more than the 5% of share capital it originally intended to place to the third party. Consequently, the other Shareholders do not suffer any more dilution than they would have if the entire 5% of the share capital was sold to the third party purchaser. In addition, the provision in the Convertible Preferred Shares and the Warrants do not change in any way the restrictions of the Listing Rules or the Company's general mandate which are designed to protect the interests of the Shareholders.

Risks related to the Investors' right to exchange Warrants for Warrant Shares

If an Investor chooses to exercise its Warrants by paying for the portion of the Exercise Price in excess of the nominal value of the Shares using the in-the-money value of other Warrants, the Company will receive substantially less cash as a result of such exercise. As the cash received from the exercise of Warrants represents a potential source of funds for the Company, such feature of the Warrants may require the Company to seek alternative sources for the funds that it would otherwise have received if the entire Exercise Price must be paid in cash.

However, the Shareholders will suffer less dilution in the event of an Investor exercising its right to pay a portion of the Exercise Price by surrendering Warrants as the additional Warrants used to pay a portion of the Exercise Price in lieu of cash could have been exercised to acquire additional Shares.

ACCOUNTING TREATMENT OF THE CONVERTIBLE PREFERRED SHARES AND THE WARRANTS

Under Hong Kong Financial Reporting Standards, the Convertible Preferred Shares is a compound financial instrument, containing both a financial liability component and an equity component. On initial recognition: (a) fair value of the financial liability component is determined using valuation technique with reference to the present value of future cash flows on redemption and cumulative preferential cash dividend payments; and (b) the residual amount, determined by deducting the fair value of the financial liability component from the carrying amount of the Convertible Preferred Shares, is regarded as the equity component. In subsequent periods, the financial liability component is measured at amortized cost using the

effective interest method. Upon conversion: (i) the financial liability component is derecognised and an equity of the same amount is recognised; and (ii) the original equity component will remain as equity.

Under Hong Kong Financial Reporting Standards, the Warrants will be treated as a financial liability and measured at fair value through the Company's profit and loss account.

MATERIAL TERMS

All the material terms of the Convertible Preferred Shares and the Warrants as documented under the Investment Agreement and the deed poll constituting the Warrants which the Directors consider should be brought to the attention of the Shareholders have been disclosed in this Letter from the Board.

SPECIAL RESOLUTION REGARDING PROPOSED AMENDMENT TO THE ARTICLES OF ASSOCIATION

The Board proposes a special resolution for amending the Articles of Association to entrench the terms of the Convertible Preferred Shares. A full text of such a special resolution is contained in the notice of the Extraordinary General Meeting set out on pages 28 to 59 of this circular.

SHAREHOLDERS' APPROVAL

The issue of the Convertible Preferred Shares and the Shares to be issued upon conversion of the Convertible Preferred Shares, the issue of the Warrants and the Warrant Shares to be issued upon exercise of the subscription rights attaching to the Warrants as well as the granting of certain anti-dilution rights to the Convertible Preferred Shareholders and the Warrantholders are subject to the approval by the Shareholders at the Extraordinary General Meeting.

Neither the Major Shareholder nor its associates has any interest in the issuance of the Convertible Preferred Shares and the Warrants which is different from that of the other Shareholders. Hence, the Major Shareholder will not be required to abstain from voting at the Extraordinary General Meeting. The Company is not aware of any Shareholder who will need to abstain from voting at the Extraordinary General Meeting.

EXTRAORDINARY GENERAL MEETING AND VOTING UNDERTAKING

A notice convening the Extraordinary General Meeting to be held at 9:30 a.m. on Friday, 13 May 2005 at Harcourt Room, Lower Lobby, Conrad Hong Kong, Pacific Place, 88 Queensway, Hong Kong or any adjournment thereof is set out on pages 28 to 59 of this circular.

A form of proxy for use by the Shareholders at the Extraordinary General Meeting is enclosed. Whether or not you are able to attend the meeting in person, you are requested to complete and return the form of proxy in accordance with the instructions printed thereon to

the share registrar of the Company, Abacus Share Registrars Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong as soon as possible and in any event not later than 48 hours before the time appointed for holding such meeting or any adjourned meeting (as the case may be). Completion and return of the form of proxy will not preclude you from attending and voting in person at the Extraordinary General Meeting or any adjourned meeting thereof (as the case may be) and in such event, the relevant forms of proxy shall be deemed to be revoked.

The votes to be taken at the Extraordinary General Meeting will be taken by poll.

Pursuant to Article 73 of the Articles of Association, a poll may be demanded by the Chairman or:

(a) by at least three Shareholders present in person or by proxy for the time being entitled to vote at the meeting; or

(b) by any Shareholder present in person or by proxy and representing no less than one-tenth of the total voting rights of all the Shareholders having the right to vote at the meeting; or

(c) by any Shareholder present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to and not less than one-tenth of the total sum paid up on all the Shares conferring that right.

Subject to any applicable laws or regulations, the Listing Rules and decisions of any applicable authority, the Major Shareholder has, under the Voting Undertaking, undertaken and agreed with the Investors to vote (or procure to be voted) in favour of any resolutions to approve the Investment Agreement, the deed poll relating to the Warrants and other agreements relating to the transactions mentioned herein, and any action and transaction contemplated under such agreements at any shareholder meeting and Board meeting.

RECOMMENDATION

The Directors consider that the issue of the Convertible Preferred Shares and the Warrants (notwithstanding the anti-dilution rights that may put the Convertible Preferred Shareholders and the Warrantholders in a better position as compared with the other Shareholders) as well as the proposed amendment to the Articles of Association are in the best interests of the Company and the Shareholders as a whole and, accordingly, the Directors recommend all the Shareholders to vote in favour of the resolutions to be proposed to the Extraordinary General Meeting.

By order of the Board
Liu Chuanzhi
Chairman



Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of Lenovo Group Limited (the "**Company**") will be held at 9:30 a.m. on Friday, 13 May 2005 at Harcourt Room, Lower Lobby, Conrad Hong Kong, Pacific Place, 88 Queensway, Hong Kong for the purpose of considering and, if thought fit, passing, with or without modification, the following resolutions:

ORDINARY RESOLUTION

(1) "**THAT**:

(a) the authorised share capital of the Company be and is hereby increased from HK$500,000,000 divided into 20,000,000,000 shares of HK$0.025 each to HK$527,525,000 divided into 20,000,000,000 ordinary shares of HK$0.025 each and 3,000,000 Series A Cumulative Convertible Preferred Shares, of nominal value HK$9.175 each and stated value HK$1,000 each (the "**Series A Preferred Shares**"), with the respective rights and privileges and subject to the restrictions set out in the Articles of Association of the Company as amended by Resolution (2) set out below;

(b) conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited granting the listing of and the permission to deal in the Ordinary Shares issuable upon the subscription rights attaching to the Warrants (as defined below) in accordance with the deed poll, dated as of the seventh anniversary of the Issue Date (the "**Warrant Instrument**") or upon the conversion of the Series A Preferred Shares in accordance with Article A(8) of Resolution (2) set out below, the Directors be and are hereby authorised;

(i) to create and grant warrants ("**Warrants**") to subscribe for 237,417,474 new Ordinary Shares at any time on or after the Issue Date until the fifth anniversary thereof (both dates inclusive) at the Exercise Price, on the terms and conditions set out in the Warrant Instrument (a copy of a draft Warrant Instrument is produced to the meeting marked "A" and signed by the Chairman of the meeting for the purpose of identification) and the granting of certain anti-dilution rights to the holders of Warrants thereunder;

(ii) to allot and issue to the holders of the Warrants such number of Ordinary Shares as are issuable from time to time upon the exercise of the Warrants in accordance with the Warrant Instrument, and to allot and issue to the holders of the Series A Preferred Shares such number of Ordinary Shares as are issuable from time to time upon the conversion of the Series A Preferred Shares in accordance with the terms set out in the Articles of Association as amended by Resolution (2) set out below; and

(iii) to do all such acts and things as they consider necessary or expedient to give effect to the grant of the Warrants on the terms set out in the Warrant Instrument, the issue of the Series A Preferred Shares on the terms set out in Resolution (2) below and the foregoing arrangements";

SPECIAL RESOLUTION

(2) "**THAT**, subject to the passing of Resolution (1):

(a) the issue by the Company of 2,730,000 Series A Preferred Shares on the terms of and pursuant to the Investment Agreement, dated as of 30 March 2005, by and among TPG IV Acquisition Company LLC, Newbridge Asia Acquisition Company LLC, General Atlantic Partners (Bermuda), L.P., GAPSTAR, LLC, GAP Coinvestments III, LLC, GAP Coinvestments IV, LLC, GAPCO GmbH & Co. KG and the Company (and the granting of certain anti-dilution rights to the holders of such Series A Preferred Shares thereunder) be and is hereby approved;

(b) the Articles of Association of the Company be and are hereby amended by inserting the following immediately after the existing Article 178 as new Article A:

"Series A Cumulative Convertible Preferred Shares

A.

(1) Rank

(a) With respect to dividend rights, the Series A Preferred Shares shall rank (i) junior to each other class or series of equity securities which by its terms ranks senior to the Series A Preferred Shares as to payment of dividends, (ii) on a parity with each other class or series of equity securities which by its terms ranks on a parity with the Series A Preferred Shares as to payment of dividends, and (iii) prior to the Company's ordinary shares (including the Ordinary Shares and the Company's non-voting ordinary shares, nominal value HK$0.025 per share (the "**Non-Voting Shares**")), and, except as specified above, all other classes and series of equity securities of the Company issued after the date of the original issuance of Series A Preferred Shares by the Company. With respect to dividends, all equity securities of the Company to which the Series A Preferred Shares rank senior, including the Ordinary Shares and the Non-Voting Shares, are collectively referred to herein as the "**Junior Dividend Securities**"; all equity securities of the Company with which the Series A Preferred Shares rank on a parity are collectively referred to herein as the "**Parity Dividend Securities**"; and all equity securities of the Company to which the Series A Preferred Shares rank junior are collectively referred to herein as the "**Senior Dividend Securities**".

(b) With respect to rights upon the distribution of assets upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary (a "**Liquidation**"), the Series A Preferred Shares shall rank (i) junior to each other class or series of equity securities which by its terms ranks senior to the Series A Preferred Shares as to distribution of assets upon a Liquidation, (ii) on a parity with each other class or series of equity securities which by its terms ranks on a parity with the Series A Preferred Shares as to distribution of assets upon a Liquidation, and (iii) prior to the Company's ordinary shares (including the Ordinary Shares and the Non-Voting Shares) and, except as specified above, all other classes and series of equity securities of the Company issued after the date of the original issuance of Series A Preferred Shares by the Company. With respect to the distribution of assets upon a Liquidation, whether voluntary or involuntary, all equity securities of the Company to which the Series A Preferred Shares rank senior, including the Ordinary Shares and the Non-Voting Shares, are collectively referred to herein as "**Junior Liquidation Securities**"; all equity securities of the Company to which the Series A Preferred Shares rank on parity, are collectively referred to herein as "**Parity Liquidation Securities**"; and all equity securities of the Company to which the Series A Preferred Shares rank junior are collectively referred to herein as "**Senior Liquidation Securities**".

(c) The Series A Preferred Shares shall be subject to the creation of Junior Dividend Securities and Junior Liquidation Securities (collectively, "**Junior Securities**"). No Parity Dividend Securities or Parity Liquidation Securities (collectively, "**Parity Securities**"), or Senior Dividend Securities or Senior Liquidation Securities (collectively, "**Senior Securities**") shall exist and be outstanding while any Series A Preferred Shares shall be issued and outstanding be created except in accordance with the terms hereof, including, without limitation, Article A(12)(a)(i) hereof.

(2) Dividends

(a) Series A Preferred Shares shall accumulate dividends at a rate of 4.5% per annum of the Stated Value. Dividends shall begin to accumulate on the Series A Preferred Shares from the Issue Date and shall be deemed to accumulate from day to day whether or not there shall be funds of the Company legally available for the payment of such dividends and whether or not such dividends are declared. Dividends shall accumulate on the basis of a 360-day year consisting of twelve 30-day months (four 90-day quarters), and any dividend payable on the Series A Preferred Shares for any partial dividend period shall be computed based upon the actual number of days elapsed in the period for which it is payable.

(b) Payment of dividends shall be made in cash, in four equal quarterly instalments (except that in the case of a partial dividend period, the instalment shall be calculated in accordance with the last sentence of Article A(2)(a)) on the last day of March, June, September and December of each year after the Issue Date, or if any such date is not a Business Day, the Business Day next preceding such day (each

such date, regardless of whether any dividends have been paid or declared and set aside for payment on such date, a "**Dividend Payment Date**"), to the Holders as of the fifteenth day prior to the relevant Dividend Payment Date. Dividends shall be paid only when, as and if declared by the Board of Directors out of funds at the time legally available for the payment of dividends provided that at the time of each such payment, no default or event of default exists or would result from such payment under the terms of the agreements governing indebtedness of the Company entered into in connection with the Company's acquisition of the personal computer business of International Business Machines Corporation and outstanding on the date hereof. Accumulated dividends (including dividends accumulated on any Arrearage) not paid in cash on a Dividend Payment Date pursuant to the preceding sentence shall constitute an Arrearage from and after such Dividend Payment Date.

(c) Dividends on the Series A Preferred Shares shall be cumulative, and from and after (i) any Dividend Payment Date on which any dividend, including any Arrearage, that has accumulated or been deemed to have accumulated through such date (including on any Arrearage) has not been paid in full, (ii) any payment date set for a redemption pursuant to Article A(4) or Article A(5) on which any Redemption Price is not paid in full or (iii) any payment date set for a redemption pursuant to Article A(6) on which any COC Redemption Price is not paid in full, additional dividends shall accumulate in respect of the amount of such unpaid dividends, unpaid Redemption Price or unpaid COC Redemption Price, as the case may be (the "**Arrearage**"), at the rate of 4.5% per annum (or such lesser rate as may be the maximum rate that is then permitted by applicable law). Such additional dividends in respect of any Arrearage shall be deemed to accumulate from day to day whether or not there shall be funds of the Company legally available for the payment of such dividends and whether or not such dividends are declared until the Arrearage is paid, shall be calculated as of such successive Dividend Payment Date and shall constitute an additional Arrearage from and after any Dividend Payment Date to the extent not paid on such Dividend Payment Date. References in any Article herein to "dividends" that have accumulated or that have been deemed to have accumulated with respect to the Series A Preferred Shares shall include the amount, if any, of any Arrearage together with any dividends accumulated or deemed to have accumulated on any Arrearage pursuant to this Article A(2)(c). Additional dividends in respect of any Arrearage may be declared and paid at any time, in whole or in part, without reference to any regular Dividend Payment Date, to the Holders on such special record date as may be fixed by the Board of Directors (which special record date shall be no less than 5 days prior to the corresponding payment date). All dividends, including dividends accumulated or deemed to have accumulated in respect of any Arrearage shall be paid in cash subject to the proviso in the penultimate sentence of Article A(2)(b).

(d) All dividends paid on the Series A Preferred Shares shall be allocated pro rata on a share-by-share basis among all such Series A Preferred Shares then in issue. Dividends that are declared and paid in an amount less than the full amount of dividends, including any Arrearage, accumulated or deemed to have accumulated on the Series A Preferred Shares (and on any Arrearage) shall be applied first to the earliest dividend which has not theretofore been paid. All cash payments of dividends on the Series A Preferred Shares shall be made in such currency of Hong Kong as at the time of payment is legal tender for payment of public and private debts.

(3) Liquidation Preference

(a) In the event of a Liquidation, before any payment shall be made or any assets distributed to the holders of any Junior Liquidation Securities, the Holders of Series A Preferred Shares then in issue shall be entitled to receive out of the assets of the Company an amount per share equal to the sum of (i) the unpaid dividends and Arrearages, if any, accumulated or deemed to have accumulated thereon (including on any Arrearage) to the date of final distribution to such Holders, whether or not such dividends are or have been declared or earned, and (ii) the Stated Value thereof, and no more. After any such payment in full, the holders of Series A Preferred Shares shall not, as such, be entitled to any further participation in any distribution of assets of the Company. All the assets of the Company available for distribution to shareholders after payment of the liquidation preferences of any Senior Liquidation Securities shall be distributed ratably (in proportion to the full distributable amounts to which holders of Series A Preferred Shares and Parity Liquidation Securities, if any, are respectively entitled upon such Liquidation) among the holders of the Series A Preferred Shares then in issue and Parity Liquidation Securities, if any, when such assets are not sufficient to pay in full the aggregate amounts payable thereon.

(b) Neither a consolidation, amalgamation, or merger of the Company with or into any other Person or Persons, nor a sale, conveyance, lease, exchange or transfer of all or a substantial part of the Company's assets for cash, securities or other property to a Person or Persons shall be deemed to be a Liquidation for purposes of this Article A(3), but the Holders shall nevertheless be entitled from and after any such consolidation, amalgamation, merger or sale, conveyance, lease, exchange or transfer of all or a substantial part of the Company's assets to the rights provided by this Article A(3) following any such transaction (and such rights shall be in addition to the rights provided by Article A(6)).

(4) Redemption at the Option of the Company

(a) At any time or from time to time, on and after the seventh anniversary of the Issue Date, the Company shall have the right (subject to the legal availability of funds therefor), at its option and election at any time, or from time to time, to redeem all or part (in minimum increments of 1,000 shares) the issued and outstanding Series A Preferred Shares in accordance with the provisions of this Article A(4). The redemption price for such Series A Preferred Shares shall be paid in cash out of funds legally available therefor and shall be in an amount per share equal to the sum of (i) the unpaid dividends and Arrearages, if any, accumulated or deemed to have accumulated thereon (including on any Arrearage) to the date of actual payment of the Redemption Price, whether or not such dividends are or have been declared, and (ii) the Stated Value (such sum being referred to as the "**Redemption Price**"). In case of any redemption under this Article A(4) of less than all of the Series A Preferred Shares, the shares to be redeemed shall be redeemed on a pro rata basis among all Holders.

(b) Written notice of the redemption of the issued and outstanding Series A Preferred Shares pursuant to this Article A(4) (the "**Redemption Notice**") shall be sent to all Holders to be redeemed by first class mail, postage prepaid, at each such Holder's address as it appears on the register of members of the Company, not more than 60 nor fewer than 30 days prior to the date fixed for redemption pursuant to this Article A(4) (the "**Redemption Date**"); *provided, however,* that any failure to give such Redemption Notice or any defect therein or in the mailing thereof shall not affect the validity of the proceedings for the redemption of any Series A Preferred Shares, except as to any Holder to whom the Company has failed to give such Redemption Notice or except as to any Holder to whom such Redemption Notice was defective. In order to facilitate the redemption of Series A Preferred Shares pursuant to this Article A(4), the Board of Directors may fix a record date for the determination of the Holders whose Series A Preferred Shares will be redeemed, which record date shall not be more than five Business Days prior to the date such Redemption Notice is mailed. In addition to any information required by law, such Redemption Notice shall state: (i) the Redemption Date; (ii) the record date, if any; (iii) the Redemption Price; (iv) the number of Series A Preferred Shares to be redeemed and, if fewer than all Series A Preferred Shares held by such Holder are to be redeemed, the number of such Holder's Series A Preferred Shares to be redeemed; (v) the place or places where certificates for such Series A Preferred Shares are to be surrendered for payment of the Redemption Price; (vi) that payment of the Redemption Price of Series A Preferred Shares will be made only upon surrender of the certificates representing such shares as specified in such Redemption Notice; and (vii) that, unless the Company defaults in paying the Redemption Price of the Series A Preferred Shares called for redemption, dividends on such Series A Preferred Shares shall cease to accumulate on and after the Redemption Date. Upon the mailing of any such Redemption Notice, the Company shall become obligated to redeem at the time of redemption specified therein Series A Preferred Shares called for redemption. Notwithstanding any other provision of this Article A(4), each Holder of a Series A Preferred Share shall have the right to convert such Series A Preferred Share into Ordinary Shares pursuant to Article A(8) at any time prior to the Redemption Date.

(c) The Company shall, no later than 11:00 a.m., Hong Kong time, on any Redemption Date pursuant to this Article A(4), deposit with its share registrar or other redemption agent having a capital and surplus of at least US$250,000,000, as a trust fund for the benefit of the Holders of the Series A Preferred Shares to be redeemed, cash that is sufficient in amount to redeem the Series A Preferred Shares to be redeemed in accordance with the notice required by Article A4(b) (other than those theretofore surrendered for conversion into Ordinary Shares), with irrevocable instructions and authority to such share registrar or other redemption agent to pay to the respective Holders of such shares, as evidenced by a list of such Holders certified by an officer of the Company, the aggregate Redemption Price for the shares to be redeemed upon surrender of their respective share certificates. Any such deposit of funds shall be irrevocable, except that (i) if any Series A Preferred Shares called for redemption are converted pursuant Article A(8), any funds deposited with such share registrar or other redemption agent shall be paid to the Company upon its request, and (ii) any balance of monies so deposited by the Company and unclaimed by the Holders of the Series A Preferred Shares entitled thereto at the expiration of 12 months from the applicable Redemption Date shall be repaid, together with any interest or other earnings earned thereon, to the Company. After any such repayment, such transfer or redemption agent shall be relieved of all responsibility to the Holders entitled to the funds so repaid, and such Holders shall look only to the Company for payment without interest or other earnings as general creditors of the Company.

(d) If (i) a Redemption Notice has been mailed in accordance with Article A(4)(b) above and (ii) on or before the applicable Redemption Date, all funds necessary for such redemption have been deposited as provided in Article A(4)(c), then, from and after such Redemption Date, dividends on the Series A Preferred Shares so called for redemption shall cease to accumulate, and said shares shall no longer be deemed to be in issue and shall not have the status of Series A Preferred Shares, whether or not certificates representing such Series A Preferred Shares have been delivered to the share registrar of the Company, and all rights of the Holders thereof as Holders (except the right to receive from the Company the Redemption Price for each of such Holder's Series A Preferred Shares) shall cease. Upon surrender, in accordance with the relevant Redemption Notice, of the certificates for any shares so redeemed, such shares shall be redeemed by the Company at the Redemption Price and thereafter cancelled in accordance with the Companies Ordinance. Notwithstanding the foregoing provisions of this Article A(4)(d), if the Company shall default in the payment of the Redemption Price in respect of any Series A Preferred Share on the applicable Redemption Date, dividends on such share shall continue to accumulate, and the Holder of such share shall continue to have all rights as a Holder of such Series A Preferred Share unless and until such share is redeemed and such price is paid in accordance with the terms hereof.

(5) Redemption at the Option of the Holder

(a) At any time or from time to time, on and after the seventh anniversary of the Issue Date, any Holder, in accordance with the procedures set forth in this Article A(5), may require the Company to redeem all or any part of such Holder's Series A Preferred Shares at a price per share equal to the Redemption Price.

(b) In the event a Holder shall elect to require the Company to redeem all or any portion of such Holder's Series A Preferred Shares (in minimum increments of 1,000 shares) pursuant to this Article A(5), such Holder shall deliver a written notice (a "**Holder Notice**") to the Company so stating, it being understood that such Holder shall have the right to deliver a Holder Notice prior to the seventh anniversary of the Issue Date; *provided* that the Holder Optional Redemption Date shall be after the seventh anniversary of the Issue Date. The Holder Notice (and each Subsequent Notice, as defined below) shall include: (i) the certificate number and number of Series A Preferred Shares to be redeemed and (ii) the account or accounts (together with wire payment instructions) into which the Redemption Price is to be paid. On or prior to the 10th day after receipt of any Holder Notice, the Company shall send a notice of redemption pursuant to this Article A(5) (a "**Notice of Holder Optional Redemption**") to all Holders, by first class mail, postage prepaid, at each such Holder's address as it appears on the register of members of the Company, which notice shall specify the date fixed for redemption pursuant to this Article A(5) (the "**Holder Optional Redemption Date**"), which shall be not more than 60 nor fewer than 30 days after the date of such Notice of Holder Optional Redemption; *provided, however*, that any failure to give such Notice of Holder Optional Redemption or any defect therein or in the mailing thereof shall not affect the validity of the proceedings for the redemption of any Series A Preferred Shares, except as to any Holder to whom the Company has failed to give such Notice of Holder Optional Redemption or to whom such notice was defective. In addition to any information required by law, such Notice of Holder Optional Redemption shall state: (i) the Holder Optional Redemption Date; (ii) the Redemption Price; (iii) the place or places where certificates for such Series A Preferred Shares are to be surrendered for payment of the Redemption Price; (iv) that payment of the Redemption Price of Series A Preferred Shares will be made only upon surrender of such shares as specified in such Notice of Holder Optional Redemption; and (v) that, unless the Company defaults in paying the Redemption Price of the Series A Preferred Shares called for redemption, dividends on such Series A Preferred Shares shall cease to accumulate on and after the Holder Optional Redemption Date.

(c) At any time during the period from delivery of a Holder Notice until the date that is 15 days prior to the Holder Optional Redemption Date, any Holder shall be entitled to deliver additional written notices (each, a "**Subsequent Notice**") to the Company electing to require the Company to redeem all or any portion of the Series A Preferred Shares held by such Holder on the Holder Optional Redemption Date (other than those theretofore surrendered for conversion into Ordinary Shares). The

Company shall redeem all of the Series A Preferred Shares specified in the Holder Notice and any Subsequent Notice delivered in accordance with this Article A(5)(c) (other than those theretofore surrendered for conversion into Ordinary Shares) on the Holder Optional Redemption Date, as provided in Article A(5)(d). Upon the mailing of any Holder Notice or timely Subsequent Notice, such Holder shall be deemed to have irrevocably elected to cause the Company to redeem the number of such Holder's Series A Preferred Shares specified in such Holder Notice or Subsequent Notice. Upon the mailing of any Holder Notice or timely Subsequent Notice, the Company shall become obligated to redeem at the time of redemption specified therein the number of such Series A Preferred Shares specified therein out of funds legally available therefor.

(d) In the event a Holder shall deliver a Holder Notice or a Subsequent Notice to the Company pursuant to Article A(5)(b), the Company shall, no later than 11:00 a.m., Hong Kong time on the Holder Optional Redemption Date, pay, by wire transfer of immediately available funds to the account or accounts specified by the Holder in the Holder Notice or Subsequent Notice, cash that is sufficient in amount to redeem the shares to be redeemed in accordance with Article A(5)(b) (other than those theretofore surrendered for conversion into Ordinary Shares); *provided* that, prior to the Holder Optional Redemption Date, such Holder shall have delivered to the Company the certificate or certificates representing the Series A Preferred Shares to be redeemed. Notwithstanding any other provision of this Article A(5), each Holder of a Series A Preferred Share shall have the right to convert such Series A Preferred Share into Ordinary Shares pursuant to Article A(8) at any time prior to the Holder Optional Redemption Date.

(e) From and after the date on which payment of the Redemption Price is made as provided in Article A(5)(d), dividends on the Series A Preferred Shares so redeemed shall cease to accumulate, and said shares shall be cancelled in accordance with the Companies Ordinance, whether or not certificates representing such Series A Preferred Shares have been delivered to the share registrar, and all rights of the Holders thereof as Holders shall cease. Notwithstanding the foregoing provisions of this Article A(5)(e), if the Company shall default in the payment of the Redemption Price in respect of any Series A Preferred Share on the applicable Holder Optional Redemption Date, dividends on such share shall continue to accumulate, and the Holder of such Series A Preferred Share shall continue to have all rights as a Holder of such share unless and until such share is redeemed and such Redemption Price is paid in accordance with the terms hereof.

(6) Redemption Upon a Change of Control

(a) In the event there occurs a Change of Control, any Holder as of the date of such Change of Control, in accordance with the procedures set forth in this Article A(6), may require the Company to redeem any or all of the Series A Preferred Shares held by such Holder at a price per share equal to the sum of (i) 100% of the unpaid

dividends, if any, accumulated or deemed to have accumulated thereon (including on any Arrearage) to the date of actual payment of the COC Redemption Price that have not become Arrearages, whether or not such dividends are or have been declared, and (ii) 101% of the sum of the Stated Value plus any Arrearages (the "**COC Redemption Price**").

(b) Notice of any Change of Control (a "**Change of Control Notice**") shall be sent to all Holders on or prior to the fifth Business Day after a Change of Control. Failure by the Company to give the Change of Control Notice or any defect therein or in the mailing thereof shall not affect the validity of the proceedings for the redemption of any Series A Preferred Shares, except as to any Holder to whom the Company has failed to give such Change of Control Notice or except as to any Holder to whom such notice was defective. In addition to any information required by law, such Change of Control Notice shall set forth: (i) in reasonable detail the transaction or transactions constituting such Change of Control and set forth each Holder's right to require the Company to redeem any and all Series A Preferred Shares held by such Holder out of funds legally available therefor; (ii) the date fixed for redemption pursuant to this Article A(6) (the "**COC Redemption Date**"), which date shall be not fewer than 30 nor more than 45 days after the date of such Change of Control Notice; (iii) the COC Redemption Price; (iv) the procedures to be followed by such Holders in exercising their rights to cause such redemption, including the place or places where certificates for such shares are to be surrendered for payment of the COC Redemption Price; (v) that payment of the COC Redemption Price of Series A Shares called for redemption will be made only upon surrender of the certificates representing such shares as specified in the Change of Control Notice; and (vi) that, unless the Company defaults in paying the COC Redemption Price of the Series A Preferred Shares as to which a COC Redemption Notice is delivered in accordance with this Article A(6), dividends on each Series A Preferred Share to be redeemed shall cease to accumulate on the COC Redemption Date.

(c) In the event a Holder shall elect to require the Company to redeem any or all of such Holder's Series A Preferred Shares pursuant to this Article A(6), such Holder shall deliver, at least 15 days prior to the COC Redemption Date specified in the Change of Control Notice, or, if such notice is not given as required by under Article A(6)(b), at any time following the last day on which the Company was required to give such notice (in which case the COC Redemption Date with respect to the Change of Control shall be the date which is the later of (x) 15 days following the last day the Company was required to give the Change of Control Notice in accordance with Article A(6)(b) and (y) 30 days following the delivery of such election by such Holder), a written notice (the "**COC Redemption Notice**"), in the reasonable form specified by the Company, to the Company stating: (i) the certificate number and number of Series A Preferred Shares to be redeemed pursuant to this Article A(6) and (ii) the account or accounts (together with wire payment instructions) into which the Redemption Price is to be paid. The Company shall redeem the number of Series A Preferred Shares specified in each COC Redemption

Notice on the COC Redemption Date with respect to the Change of Control fixed by the Company or as provided in the preceding sentence. The Company shall comply with any securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the redemption of Series A Preferred Shares as a result of a Change of Control. Notwithstanding any other provision of this Article A(6), each Holder of a Series A Preferred Share shall have the right to convert such Series A Preferred Share into Ordinary Shares pursuant to Article A(8) at any time prior to the COC Redemption Date.

(d) The Company shall, no later than 11:00 a.m., Hong Kong time, on any redemption date pursuant to this Article A(6), deposit with its share registrar or other redemption agent having a capital and surplus of at least US$250,000,000, as a trust fund for the benefit of the Holders of the Series A Preferred Shares to be redeemed, cash that is sufficient in amount to redeem the shares to be redeemed in accordance with this Article A(6) (other than those theretofore surrendered for conversion into Ordinary Shares), with irrevocable instructions and authority to such share registrar or other redemption agent to pay to the respective Holders of such shares, as evidenced by a list of such Holders certified by an officer of the Company, the aggregate COC Redemption Price for the shares to be redeemed upon surrender of their respective share certificates. Any such deposit of funds shall be irrevocable, except that (i) if any Series A Preferred Shares called for redemption are converted pursuant to Article A(8), any funds deposited with such share registrar or other redemption agent shall be paid to the Company upon its request, and (ii) any balance of monies so deposited by the Company and unclaimed by the Holders of the Series A Preferred Shares entitled thereto at the expiration of 12 months from the applicable COC Redemption Date shall be repaid, together with any interest or other earnings earned thereon, to the Company. After any such repayment, such transfer or redemption agent shall be relieved of all responsibility to the Holders entitled to the funds so repaid, and such Holders shall look only to the Company for payment without interest or other earnings as general creditors of the Company.

(e) If, (i) a COC Redemption Notice has been given in accordance with Article A(6)(c) above and (ii) on or before the applicable COC Redemption Date, all funds necessary for such redemption shall have been deposited as provided in Article A(6)(d), then, from and after the COC Redemption Date, dividends on the Series A Preferred Shares to be redeemed in accordance with this Article A(6) shall cease to accumulate, and said shares shall no longer be deemed to be in issue and shall not have the status of Series A Preferred Shares, whether or not certificates representing such Series A Preferred Shares have been delivered to the share registrar of the Company, and all rights of the Holders thereof as Holders (except the right to receive from the Company the COC Redemption Price for each of such Holder's Series A Preferred Shares) shall cease. Upon surrender, in accordance with said COC Redemption Notice, of the certificates for any shares so redeemed, such shares shall be redeemed by the Company at the COC Redemption Price and thereafter cancelled in accordance with the Companies Ordinance. Notwithstanding the foregoing

provisions of this Article A(6)(e), if the Company shall default in the payment of the COC Redemption Price in respect of any Series A Preferred Share on the COC Redemption Date under this Article A(6), dividends on such share shall continue to accumulate without giving effect to the provisions of the first sentence of this Article A(6)(e), and the Holder of such Series A Preferred Share shall continue to have all rights as a Holder of such Series A Preferred Share unless and until such share is redeemed and such price is paid in accordance with the terms hereof.

(f) Notwithstanding any other provision of this Article A(6), the right of any and all Holders to cause the Company to redeem Series A Preferred Shares shall be subject to the condition that (i) all principal of, interest on, and premium, if any, and all other obligations of the Company under agreements for indebtedness of the Company entered into in connection with the Company's acquisition of the personal computer business of International Business Machines Corporation and outstanding on the date hereof shall have been repaid or prepaid in full in cash at the time of such redemption or (ii) at the time of each such redemption, no default or event of default exists or would result from such redemption under the agreements for indebtedness of the Company entered into in connection with the Company's acquisition of the personal computer business of International Business Machines Corporation and outstanding on the date hereof.

(7) Application of Funds

In the event that, in connection with the redemption of any Series A Preferred Shares pursuant to Article A(4), Article A(5) or Article A(6), the Company shall make total payment in an aggregate amount less than the aggregate Redemption Price or the aggregate COC Redemption Price, as applicable, for all Series A Preferred Shares to be redeemed (including in the event the funds of the Company legally available for redemption of Series A Preferred Shares on any date fixed for redemption are insufficient to redeem the total number of Series A Preferred Shares to be redeemed on such date), those funds available for such payment shall be allocated pro rata among the Holders who are entitled to receive payment in connection with such redemption, based on each Holder's proportion of the total number of Series A Preferred Shares to be redeemed. Notwithstanding the foregoing provisions of this Article A(7), any Series A Preferred Share as to which the Redemption Price or COC Redemption Price, as applicable, is not paid in full on the redemption date under Article A(4), Article A(5) or Article A(6), as applicable, dividends on such share shall continue to accumulate, and the Holder of such Series A Preferred Share shall continue to have all rights as a Holder of such share unless and until such share is redeemed and such price is paid in accordance with the terms hereof. In the event that funds legally available for redemption of Series A Preferred Shares are insufficient to redeem the total number of Series A Preferred Shares on any date fixed for redemption, at any time thereafter when additional funds are legally available for the redemption of any Series A Preferred Shares, such funds will immediately be used to redeem all or any part of the balance of the Series A Preferred Shares that the Company has become obliged to redeem on any date fixed for redemption but that it has not redeemed.

(8) Conversion

(a) At the option and election of the holder thereof, each Series A Preferred Share may be converted in the manner provided herein at any time into fully paid Ordinary Shares. As of the Conversion Date with respect to a Series A Preferred Share, subject to subsection (e) this Article A(8), such Series A Preferred Share shall be converted into that number of Ordinary Shares (as such shares shall then be constituted) equal to the quotient of (i) the Stated Value, divided by (ii) the Conversion Price in effect on the Conversion Date.

(b) Conversion of Series A Preferred Shares may be effected by any Holder thereof upon the surrender to the Company at the office of the transfer agent for the Series A Preferred Shares, of the certificate for such Series A Preferred Shares to be converted, accompanied by a written notice (a "**Conversion Notice**") in the form set forth in Article A(8)(c), stating that such Holder elects to convert all or a specified whole number of Series A Preferred Shares represented by such certificate in accordance with the provisions of this Article A(8) and specifying the name or names in which such Holder wishes the certificate or certificates for Ordinary Shares to be issued, and shall be accompanied by transfer taxes, if required pursuant to Article A(8)(g).

(c) Conversion pursuant to subsection (b) of this Article A(8) shall be deemed to have occurred at the close of business on the first date (the "**Conversion Date**") on which the relevant Conversion Notice has been given by the Holder of the Series A Preferred Shares to be converted and the certificate or certificates representing the Series A Preferred Shares to be converted have been surrendered as provided in subsection (b) of this Article A(8). As of such time:

(i) the rights of the Holder thereof as to the shares being converted shall cease except for the right to receive Ordinary Shares and cash in lieu of fractional Ordinary Shares in accordance herewith;

(ii) the person in whose name any certificate or certificates for the Ordinary Shares shall be issuable upon such conversion shall be deemed to have become on the Conversion Date the holder of record of the shares represented thereby; *provided, however*, that if any such surrender occurs on any date when the share transfer books of the Company shall be closed, the conversion shall be effected on the next succeeding day on which such share transfer books are open, and the person in whose name the certificates are to be issued shall be the record holder thereof for all purposes, but such conversion shall be at the Conversion Price in effect on the date upon which certificate or certificates representing such Series A Preferred Shares were surrendered.

(d) The Company shall promptly (and in any event within seven Business Days) after the Conversion Date, issue and allot the relevant Ordinary Shares and issue and cause to be delivered as directed by the Holder of the Series A Preferred Shares being converted: (i) certificates representing the number of validly issued and fully paid and nonassessable full Ordinary Shares to which such Holder shall be entitled, (ii) any cash that is required to be paid pursuant to Article A(8)(e), and (iii) if less than the full number of Series A Preferred Shares evidenced by the surrendered certificate or certificates is being converted, a new certificate or certificates, of like tenor, for the number of Series A Preferred Shares evidenced by such surrendered certificate or certificates less the number of Series A Preferred Shares being converted.

(e) In connection with the conversion of any Series A Preferred Share, no fractions of Ordinary Shares shall be issued, but in lieu thereof the Company shall pay a cash adjustment in respect of such fractional interest in an amount equal to such fractional interest multiplied by the Closing Price per Ordinary Share on the Conversion Date (or on the Trading Day immediately preceding the Conversion Date, if the Conversion Date is not a Trading Day). If more than one Series A Preferred Share shall be surrendered for conversion by the same Holder on the same Conversion Date, the number of full Ordinary Shares issuable on conversion thereof shall be computed on the basis of the total number of Series A Preferred Shares so surrendered. On or before the earlier of (i) the Dividend Payment Date next occurring after the Conversion Date with respect to a Series A Preferred Share and (ii) the tenth day after such Conversion Date, the Company shall pay to the Holder of such Series A Preferred Share on the record date for such Dividend Payment Date or such Conversion Date, as the case may be, all dividends and Arrearages accumulated or deemed to have accumulated thereon (including on any Arrearage) and unpaid in respect of such Series A Preferred Share through the Conversion Date.

(f) To the extent that any Series A Preferred Share is to be redeemed pursuant to Article A(4), Article A(5) or Article A(6) hereof, from and after the applicable redemption date, the right of a Holder to convert such Series A Preferred Share pursuant to this Article A(8) shall cease and terminate, except if the Company shall default in payment of the Redemption Price or the COC Redemption Price, as the case may be, on the applicable redemption date, in which case all such rights shall continue unless and until such Series A Preferred Share is redeemed and such price is paid in full in accordance with the terms hereof. Notwithstanding anything in the foregoing to the contrary, if the Conversion Date shall occur with respect to any Series A Preferred Share on or prior to any redemption date pursuant to Article A(4), Article A(5) or Article A(6) hereof, such Series A Preferred Share shall be converted by the Company into Ordinary Shares in the manner provided in this Article A(8).

(g) The issue of certificates representing the Ordinary Shares on conversions of the Series A Preferred Shares shall be made without charge to the holders of such shares for any issuance tax in respect thereof imposed by the government of Hong Kong or any political subdivision thereof or other cost incurred by the Company in connection with such conversion and/or the issuance of such Ordinary Shares. The Company shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issue and delivery of shares in any name other than the name in which the Series A Preferred Shares with respect to which such Ordinary Shares are issued are registered, and the Company shall not be required to issue or deliver any such certificate unless and until the person or persons requesting the issue thereof shall have paid to the Company the amount of such tax or shall have established to the reasonable satisfaction of the Company that such tax has been paid.

(9) Adjustment of Conversion Price. The Conversion Price shall be subject to adjustment as follows:

(a) Share Dividends. In case at any time after the original issuance of the Series A Preferred Shares, the Company shall pay or make a dividend or other distribution on all or any portion of its Common Shares or shall make a dividend or other distribution on any other class of shares of its capital stock, which dividend or distribution is paid or payable, in whole or in part, in Common Shares, the Conversion Price in effect at the opening of business on the Business Day following the date fixed for the determination of shareholders entitled to receive such dividend or other distribution shall be reduced by multiplying such Conversion Price by a fraction of which (x) the *numerator* shall be the number of Common Shares outstanding at the close of business on the date fixed for such determination and (y) the *denominator* shall be the *sum of* (1) such number of Common Shares outstanding and (2) the total number of Common Shares constituting such dividend or other distribution, such reduction to become effective immediately after the opening of business on the Business Day following the date fixed for such determination. If any dividend or other distribution of the type described in this Article A(9)(a) is declared but not so paid or made, the Conversion Price shall again be adjusted to be the Conversion Price that would then be in effect if such dividend or distribution had not been declared.

(b) Stock Splits and Reverse Splits. In case at any time after the date of the original issuance of the Series A Preferred Shares, all or any portion of the Common Shares outstanding shall be subdivided into a greater number of Common Shares, the Conversion Price in effect at the opening of business on the Business Day following the day upon which such subdivision becomes effective shall be proportionately reduced, and, conversely, in case at any time after the date of the original issuance of the Series A Preferred Shares, all or any portion of the Common Shares outstanding shall be combined into a smaller number of Common Shares, the Conversion Price in effect at the opening of business on the Business Day following

the day upon which such combination becomes effective shall be proportionately increased, such reduction or increase, as the case may be, to become effective immediately after the opening of business on the Business Day following the day upon which such subdivision or combination becomes effective.

(c) Special Dividends. In case at any time after the date of the original issuance of the Series A Preferred Shares, the Company shall, by dividend or otherwise, distribute to all holders of Common Shares evidences of its indebtedness or assets (including securities, rights, warrants or options, but excluding (i) any Common Shares, rights, warrants or options issued in a Below Market Issuance effected in compliance with Article A(10) or a Qualifying Issuance, (ii) any dividend or distribution paid exclusively in cash, (iii) any dividend or distribution referred to in Article A(9)(a) and (iv) any dividend or distribution comprising a transaction to which Article A(9)(m) applies), the Conversion Price in effect immediately prior to the close of business on the date fixed for the determination of shareholders entitled to receive such distribution shall be reduced by multiplying such Conversion Price by a fraction of which (x) the *numerator* shall be (1) the current market price per Ordinary Share (determined as provided in Article A(9)(g)) on the date fixed for such determination, *less* (2) the then-fair market value (determined in reasonable good faith by the Board of Directors) of the assets or evidence of indebtedness so distributed, divided by the number of Common Shares outstanding on the date fixed for such determination, and (y) the *denominator* shall be such current market price per Ordinary Share, such adjustment to become effective immediately prior to the opening of business on the Business Day following the date fixed for the determination of shareholders entitled to receive such distribution. If any dividend or distribution of the type described in this Article A(9)(c) is declared but not so paid or made, the Conversion Price shall again be adjusted to the Conversion Price that would then be in effect if such dividend or distribution had not been declared. The Company shall provide any Holder, upon receipt of a written request therefor, with any indenture or other instrument defining the rights of the holders of any indebtedness or assets referred to in this Article A(9)(c).

(d) Cash Dividends. In case at any time after the date of the original issuance of the Series A Preferred Shares, the Company shall, by dividend or otherwise, make a distribution to all holders of Common Shares consisting exclusively of cash (excluding any cash that is distributed pursuant to a transaction to which Article A(9)(m) applies or as part of a distribution referred to in Article A(9)(c)) in an aggregate amount that, combined together with the aggregate amount of any other dividends and other distributions to all holders of Common Shares made exclusively in cash within the 12 months preceding the date of payment of such distribution (excluding any distribution paid prior to the date of original issuance of the Series A Preferred Shares) and in respect of which no adjustment pursuant to this Article A(9)(d) has been made exceeds the greater of (i) 2.0% of the *product of* (A) the current market price per Ordinary Share on the date fixed for the determination of shareholders entitled to receive such distribution *multiplied by* (B) the number of

Common Shares outstanding on such date, then, and in each such case, immediately after the close of business on the date fixed for such determination, and (ii) 35% of the consolidated net earnings of the Company for the 12-month period preceding the date fixed for the determination of the shareholders entitled to receive such distribution (such amount the "*Excess*"), the Conversion Price in effect immediately prior to the close of business on the date fixed for determination of the shareholders entitled to receive such distribution shall be reduced by multiplying such Conversion Price by a fraction (x) the *numerator* of which shall be equal to (1) the current market price per Ordinary Share (determined as provided in Article A(9)(g)) on the date fixed for such determination *less* (2) an amount equal to the *quotient of* (a) the Excess *divided by* (b) the number of Common Shares outstanding on the date fixed for such determination and (y) the *denominator* of which shall be the current market price per Ordinary Share (determined as provided in Article A(9)(g)) on the date fixed for such determination. If any dividend or other distribution of the type described in this Article A(9)(d) is declared but not so paid or made, the Conversion Price shall again be adjusted to the Conversion Price that would then be in effect if such dividend or distribution had not been declared.

(e) Below Market Issuance. If the Company shall effect a Below Market Issuance (whether or not in compliance with Article A(10)) at a subscription, exercise or conversion price per Common Share, as the case may be, that is less than 85% of the current market price per Ordinary Share (determined as provided in Article A(9)(g)) on the Determination Date, then solely with respect to the Series A Preferred Shares held by Holders who did not participate in such Below Market Issuance pursuant to Article A(10), the Conversion Price in effect at the close of business on the Determination Date shall be reduced by multiplying such Conversion Price by a fraction of which (x) the *numerator* shall be the *sum of* (1) the number of Common Shares outstanding at the close of business on the Determination Date and (2) the number of Ordinary Shares that the Aggregate Consideration for such Below Market Issuance would subscribe at 85% of such current market price and (y) the *denominator* shall be the *sum of* (1) the number of Common Shares outstanding at the close of business on the Determination Date and (2) the number of Common Shares issued in (or issuable upon the exercise or conversion of the rights, warrants or options issued in) such Below Market Issuance, such reduction to become effective immediately prior to the opening of business on the Business Day following the Determination Date. This Article A(9)(e) shall not apply to (i) any dividend or distribution referred to in Article A(9)(a) or (ii) any dividend or distribution upon a transaction to which Article A(8)(m) applies.

(f) Reclassification. The reclassification of Common Shares into securities other than Common Shares (other than any reclassification upon a transaction to which Article A(9)(m) applies) shall be deemed to involve (i) a distribution of such securities other than Common Shares to all holders of Common Shares (and the effective date of such reclassification shall be deemed to be "the date fixed for the determination of shareholders entitled to receive such distribution" within the meaning of Article

A(9)(c)) and (ii) a subdivision or combination, as the case may be, of the number of Common Shares outstanding immediately prior to such reclassification into the number of Common Shares outstanding immediately thereafter (and the effective date of such reclassification shall be deemed to be "the day upon which such subdivision or combination becomes effective" within the meaning of Article A(9)(b)).

(g) Market Price Determination. For the purpose of any computation under Article A(10) or paragraphs (c), (d), (e) or (f) of this Article A(9), the current market price per Ordinary Share on any date shall be deemed to be the average of the daily Closing Prices per Ordinary Share for the ten consecutive Trading Days immediately preceding the earlier of such date and the day before the "ex date" with respect to the issuance or distribution requiring such computation. For purposes of this Article A(9)(g), the term "ex date," when used with respect to any issuance or distribution, means the first date on which the Ordinary Shares trades regular way on the applicable securities exchange or in the applicable securities market without the right to receive such issuance or distribution.

(h) The Company may (but shall not be required to) make such reductions in the Conversion Price, in addition to those required by paragraphs (a) through (f) of this Article A(9), as it considers to be advisable to avoid or diminish any income tax to holders of Common Shares or rights to subscribe for Common Shares resulting from any dividend or distribution of shares of capital stock (or rights to acquire shares of capital stock) or from any event treated as such for income tax purposes. The Company from time to time may reduce the Conversion Price by any amount for any period of time if the period is at least twenty days, the reduction is irrevocable during the period and the Board of Directors (or, to the extent permitted by applicable law, a duly authorised committee thereof) shall have made a determination that such reduction would be in the best interests of the Company, which determination shall be conclusive. Whenever the Conversion Price is reduced pursuant to the preceding sentence, the Company shall give to each Holder a written notice of the reduction at least fifteen days prior to the date the reduced Conversion Price takes effect, and such notice shall state the reduced Conversion Price and the period it will be in effect.

(i) Notwithstanding any other provision of this Article A(9), no adjustment to the Conversion Price shall reduce the Conversion Price below the then nominal value per Ordinary Share, and any such purported adjustment shall instead reduce the Conversion Price to such nominal value. The Company hereby covenants not to take any action (i) to increase the nominal value of the Ordinary Shares or (ii) that would or does result in any adjustment in the Conversion Price that would cause the Conversion Price to be less than the then nominal value of the Ordinary Shares.

(j) Notwithstanding any other provision of this Article A(9), no adjustment in the Conversion Price (and no related adjustment in the number of Ordinary Shares into which a Series A Preferred Share is convertible) need be made until all cumulative adjustments to the Conversion Price amount to 1% or more of the Conversion Price as last adjusted. Any adjustments that are not made shall be carried forward and taken into account in any subsequent adjustment.

(k) Whenever the Conversion Price is adjusted as herein provided:

(i) the Company shall compute the adjusted Conversion Price, as well as the related change in the number of Ordinary Shares into which Series A Preferred Shares are convertible, and shall prepare a certificate signed by the Company Secretary or any director of the Company setting forth the adjusted Conversion Price and the number of Ordinary Shares into which Series A Preferred Shares are convertible and showing in reasonable detail the facts upon which such adjustments were based; and

(ii) a notice stating that the Conversion Price and the number of Ordinary Shares into which Series A Preferred Shares are convertible has been adjusted and setting forth the adjusted Conversion Price and the adjusted number of Ordinary Shares into which Series A Preferred Shares are convertible, shall as soon as reasonably practicable be given by the Company to each Holder.

(l) In any case in which this Article A(9) provides that an adjustment shall become effective immediately after a record date for an event, the Company may defer until the occurrence of such event (i) issuing to the Holder of Series A Preferred Shares converted after such record date and before the occurrence of such event the additional Ordinary Shares issuable upon such conversion by reason of the adjustment required by such event over and above the Ordinary Shares issuable upon such exercise before giving effect to such adjustment and (ii) paying to such Holder any amount in cash in lieu of any fractional Ordinary Share pursuant to Article A(8)(e).

(m) In the event that the Company shall be a party to any transaction, including without limitation any (i) recapitalisation or reclassification of Common Shares (other than a decrease in nominal value, or a change from nominal value to no nominal value, or as a result of a subdivision or combination of Common Shares), (ii) any consolidation or amalgamation or reconstruction of the Company with, or merger of the Company into, any other Person, any merger of another Person into the Company (other than a merger that does not result in a reclassification, conversion, exchange or cancellation of outstanding Common Shares), (iii) any sale or transfer of all or substantially all of the assets of the Company, or (iv) any compulsory share exchange, pursuant to which Common Shares are converted into the right to receive other securities, cash or other property, then lawful provision shall be made as part of the terms of such transaction whereby each Holder shall have the right thereafter,

to convert such Series A Preferred Shares into the kind and amount of securities, cash and other property receivable upon such recapitalisation, reclassification, consolidation, amalgamation, reconstruction, merger, sale, transfer or share exchange by a holder of the number of Ordinary Shares into which such Series A Preferred Shares might have been converted immediately prior to such recapitalisation, reclassification, consolidation, amalgamation, reconstruction, merger, sale, transfer or share exchange. The Company or the Person formed by such consolidation or amalgamation or reconstruction or resulting from such merger or which acquires such assets or which acquires the Company's shares, as the case may be, shall make such necessary provisions (including in its certificate or articles of incorporation or other constituent documents if necessary) to establish such right and shall also make lawful provision so that all other terms hereof shall remain in full force and effect following such recapitalisation, reclassification, consolidation, amalgamation, reconstruction, merger, sale, transfer or share exchange. Such provisions shall provide for adjustments which, for events subsequent to the effective date of such provisions, shall be as nearly equivalent as may be practicable to the adjustments provided for in Article A(10) and this Article A(9), and all other terms of such new securities shall be substantially equivalent to the terms provided herein. The above provisions shall similarly apply to successive recapitalisations, reclassifications, consolidations, amalgamations, mergers, reconstructions, sales, transfers or share exchanges.

(n) No Adjustment. Notwithstanding anything to the contrary set forth herein, no adjustment to the Conversion Price or the number of Ordinary Shares issuable upon conversion of Series A Preferred Shares shall be made pursuant to this Article A(9) as a result of, or in connection with, (i) the issuance of Common Shares or other equity interests of the Company (or options or rights to subscribe for such Common Shares or other equity interests) issued to directors, officers or employees of the Company or its Subsidiaries pursuant to a stock option or other similar plan adopted by the Board of Directors or an employment agreement approved by the Board of Directors, or the modification, renewal or extension of any such plan or agreement approved by the Board of Directors, or (ii) the issuance of Ordinary Shares upon the conversion of Series A Preferred Shares or the exercise of warrants issued by the Company on the Issue Date (or any warrants issued by the Company in replacement for such warrants).

(o) In case:

(i) the Company shall authorise or take an action that would, upon consummation, require an adjustment to the Conversion Price pursuant to subparagraphs (a), (b), (c), (d), (e) or (f) of Article A(9); or

(ii) of any transaction to which Article A(9)(m) applies; or

(iii) of the Liquidation of the Company;

then the Company shall cause to be given to the Holder, by first-class mail, postage prepaid, at such Holder's last address as it appears on the register of members of the Company, at least twenty days prior to the proposed record or effective date as the case may be, notice stating (x) the date on which a record (if any) is to be taken for the purpose of such action, dividend or distribution, or, if a record is not to be taken, the date as of which the holders of Common Shares to be entitled to such dividend or distribution are to be determined or (y) the date on which such action, such transaction to which Article A(9)(m) applies or such dissolution, liquidation or winding up is expected to become effective, and the date as of which it is expected that holders of Common Shares shall be entitled to exchange their Common Shares for securities or other property deliverable upon such action, such transaction to which Article A(9)(m) applies or such dissolution, liquidation or winding up (but no failure to mail such notice or any defect therein or in the mailing thereof shall affect the validity of the corporate action required to be specified in such notice). Any such notice of a Liquidation shall also set forth, in addition to any information required by applicable law, the payment date or dates when, and the place or places where, the amounts distributable to each Holder in such circumstances shall be payable.

(10) Below Market Issuances

(a) So long as any Series A Preferred Shares remain outstanding, the Company shall not (x) issue rights, warrants or options (including rights, warrants or options embedded in convertible or derivative securities) exercisable for or convertible into Common Shares at an exercise or conversion price per Common Share (or equivalent thereof), or (y) issue Common Shares at a subscription price per Common Share (or equivalent thereof) (net of underwriting discounts and commissions), in each case less than the current market price per Ordinary Share (determined as provided in Article A(9)(g)) on the date of such issuance (or, in the case of any issuance effected by dividend or distribution to shareholders, the date fixed for determination of shareholders entitled to receive such dividend or distribution) (such date, the "**Determination Date**" and such issuance a "**Below Market Issuance**"), unless the Company shall have delivered to each Holder, not less than 15 days before the Determination Date, a written notice of such Below Market Issuance, which shall set forth in reasonable detail the terms and conditions of such Below Market Issuance and each Holder's right (the "**Participation Right**") to acquire, at the same price and otherwise on the same terms and conditions as are offered to third parties, a percentage of such Common Shares (or rights, warrants, options or other securities convertible into or exercisable for a percentage of such Common Shares) equal to the percentage of the Company's outstanding Common Shares represented by the Ordinary Shares issuable upon the conversion of Series A Preferred Shares held on the Determination Date by such Holder (such percentage to be determined as of the Determination Date after giving effect to the deemed issuance of such Ordinary Shares but before giving effect to the Below Market Issuance) (its "**Pro Rata Portion**").

(b) Each Holder shall be entitled to exercise its Participation Right by delivering a written notice (a "**Participation Notice**") to the Company prior to the Determination Date, which Participation Notice shall set forth the number of such Common Shares, rights, warrants, options or other securities it elects to acquire, which shall not exceed such Holder's Pro Rata Portion.

(c) Any consideration received in return for the rights, warrants or options issued in a Below Market Issuance shall be taken into account in determining (i) whether any rights, warrants or options have a subscription, conversion or exercise price per share, as the case may be, that is less than the current market price per Ordinary Share (determined as provided in Article A(9)(g)) on the Determination Date, and (ii) the aggregate consideration which the Company receives for the Common Shares (or will receive upon the exercise or conversion of the rights, warrants or options) issued in the Below Market Issuance (the "**Aggregate Consideration**"). The value of the Aggregate Consideration, to the extent other than cash, shall be determined in the reasonable good faith judgment of the Board of Directors.

(d) The Participation Right shall not apply to: (i) any dividend or distribution referred to in Article A(9)(a); (ii) any dividend or distribution upon a transaction to which Article A(9)(m) applies; (iii) any issuance of Common Shares in a bona fide underwritten offering in which the price per Common Share received by the Company, net of all underwriting discounts and commissions paid to the underwriters in such offer, is at least 97% of the current market price per Ordinary Share (determined as provided in Article A(9)(g)) on the Determination Date (a "**Qualifying Issuance**"); (iv) the issuance of Common Shares or other equity interests of the Company (or options or rights to subscribe for such Common Shares or other equity interests) issued to directors, officers or employees of the Company or its Subsidiaries pursuant to a stock option or other similar plan adopted by the Board of Directors or an employment agreement approved by the Board of Directors, or the modification, renewal or extension of any such plan or agreement approved by the Board of Directors; or (v) the issuance of Ordinary Shares upon the conversion of Series A Preferred Shares or the exercise of warrants issued by the Company on the Issue Date (or any warrants issued by the Company in replacement for such warrants).

(11) Certain Undertakings of the Company. The Company undertakes to and with each Holder that so long as any Series A Preferred Shares remain outstanding, it will comply with the following provisions of this Article A(11).

(a) If an offer is made to the holders of Ordinary Shares (or such holders other than the offeror and/or any Person controlled by the offeror and/or Persons acting in concert with the offeror) to repurchase, redeem or otherwise acquire (including in an exchange for other securities) Ordinary Shares (or a scheme of arrangement or a similar proposal is made having the same effect), the Company shall forthwith give notice of such offer or scheme or proposal to each Holder.

(b) All Ordinary Shares issued and allotted upon conversion of Series A Preferred Shares: (i) will upon delivery be duly and validly issued, fully paid and non-assessable, free of all liens and charges and not subject to any preemptive rights; and (ii) shall rank *pari passu* in all respects with the fully paid Ordinary Shares in issue on the Conversion Date of the Series A Preferred Shares so converted and shall accordingly entitle the holders thereof to participate in full in all dividends or other distributions paid or made on the Ordinary Shares on or after such Conversion Date, other than any dividend or other distribution previously declared, or recommended or resolved to be paid or made for which the record date is on or before the Conversion Date.

(c) If on the Conversion Date with respect to any Series A Preferred Share, any Ordinary Shares are admitted to listing on the HKSE, the Company shall ensure that all Ordinary Shares allotted upon conversion of such Series A Preferred Share shall be admitted to listing on the HKSE.

(d) The Company shall not repurchase, redeem or otherwise acquire (including in an exchange for other securities) any Ordinary Shares of the Company other than in: (i) any offer to repurchase, redeem or otherwise acquire (including an offer to exchange for other securities) Ordinary Shares that is extended to holders of Ordinary Shares generally, including the Investors and their Affiliates that hold Series A Preferred Shares or Ordinary Shares, written notice of which shall have been provided to each Holder no fewer than 10 Business Days before the last date on which tenders can be made in response to such offer; (ii) bona fide on-market transactions effected through the facilities of the HKSE (or any other recognized stock exchange or national quotation system on which the equity securities of the Company are quoted or listed or admitted for trading) in accordance with all applicable rules and regulations and in which the Company's offer to purchase can be accepted by market participants generally; or (iii) any offer to repurchase, redeem or otherwise acquire up to 435,717,757 Ordinary Shares and/or Non-Voting Shares, in the aggregate, of the Company from International Business Machines Corporation.

(e) From and after the date of original issuance of the Series A Preferred Shares, so long as any Series A Preferred Shares remain outstanding, the Company shall at all times reserve and keep available for issuance and delivery upon conversion of Series A Preferred Shares, free from preemptive rights, the number of authorised but unissued Ordinary Shares as may at any time be required for issuance or delivery upon conversion of all the Series A Preferred Shares then outstanding.

(12) Restrictive Covenants

(a) So long as any Series A Preferred Shares shall be in issue, and unless the consent or approval of a greater number of Series A Preferred Shares shall then be required by law, without first obtaining a Qualifying Resolution given in person or by proxy or by authorised representative at a separate general meeting at which the holders of such shares shall be entitled to vote separately as a class, or by written consent, the Company shall not:

(i) authorise, create, allot, issue or permit to exist any Senior Securities or Parity Securities (whether by merger, consolidation, amalgamation or otherwise);

(ii) reclassify, redesignate, convert or exchange any shares of any capital or capital stock of the Company into Senior Securities or Parity Securities (whether by merger, consolidation, amalgamation or otherwise);

(iii) authorise, create, allot, issue or permit to exist any security exchangeable for, convertible into, or evidencing the right to subscribe for any Senior Securities or Parity Securities (whether by merger, consolidation, amalgamation or otherwise);

(iv) authorise, create, allot, issue or permit to exist any class or series of equity securities, or any shares of any class or series of equity securities, or any security convertible into or exercisable for any class or series of equity securities, redeemable mandatorily or redeemable at the option of the holder thereof at any time on or prior to the seventh anniversary of the Issue Date (whether or not only upon the occurrence of a specified event) (whether by merger, consolidation, amalgamation or otherwise);

(v) amend, alter or repeal any provision of the Articles of Association, or authorise or take any other action which would require the approval of the Company's shareholders, to alter or change the powers, preferences, designations, rights, qualifications, limitations or restrictions of the Series A Preferred Shares or any Senior Securities or Parity Securities so as to affect the Series A Preferred Shares in any material adverse respect (whether by merger, consolidation, amalgamation or otherwise);

(vi) declare or pay or set apart for payment dividends or make any other distributions on any Junior Securities, or redeem or repurchase any Junior Securities or any warrants, rights or options exercisable for or convertible into any Junior Securities (other than (A) dividends, distributions, redemptions, or repurchases made in the form of, or exchangeable for, Junior Securities, or warrants, rights or options exercisable for or convertible into Junior Securities, and (B) from time to time during the period in which Series A Preferred Shares are in issue, redemptions or repurchases of Junior Securities held by

management of the Company in connection with termination of employment, retirement and similar circumstances), unless prior to or concurrently with such declaration, payment, setting apart for payment, other distribution, redemption or repurchase, as the case may be, (x) all dividends, including any Arrearages, that have accumulated or been deemed to have accumulated through such date (including on any Arrearage) on the Series A Preferred Shares and on any Parity Dividend Securities shall have been paid with respect to all past dividend periods with respect to the Series A Preferred Shares and such Parity Dividend Securities shall have been paid in full and (y) sufficient funds shall have been set apart for the payment of the dividend for the current dividend period with respect to the Series A Preferred Shares and any Parity Dividend Securities; or

(vii) declare or pay or set apart for payment dividends or make any other distributions on any Parity Securities, or redeem or repurchase any Parity Securities or any warrants, rights or options exercisable for or convertible into any Parity Securities (other than (A) dividends or distributions effected ratably on Series A Preferred Shares and all Parity Securities, in proportion to the total amounts (including Arrearages and any dividends accumulated or deemed to have accumulated on the Series A Preferred Shares) to which the holders of all such securities are then entitled, (B) redemptions or repurchases in exchange for shares of Junior Securities, or warrants, rights or options exercisable for or convertible into Junior Securities, and (C) other redemptions or repurchases effected ratably on Series A Preferred Shares and all Parity Securities, in proportion to the total amounts (including Arrearages and any dividends accumulated or deemed to have accumulated on the Series A Preferred Shares) to which the holders of all such securities are then entitled; or

(viii) amend, alter or repeal this Article A(12).

(13) Voting Rights

(a) The Holders of Series A Preferred Shares shall have no voting rights except as set forth in this Article A(13), or in Article A(12) hereof or as otherwise from time to time required by law.

(b) So long as any Series A Preferred Shares are in issue, each Series A Preferred Share shall entitle the Holder thereof to vote on all matters voted on by holders of Ordinary Shares, and the Series A Preferred Shares shall vote together with Ordinary Shares as a single class. On any such matter, each Series A Preferred Share shall entitle the Holder thereof to a number of votes equal to the number of Ordinary Shares into which such Series A Preferred Share is convertible at the time of the record date with respect to such vote (assuming all conditions precedent to such conversion have been satisfied and that such conversion had occurred as of the record date for such vote).

(c) At any separate general meeting at which the Holders of Series A Preferred Shares shall be entitled to vote separately as a class, (i) a quorum for the conduct of business shall be no less than two Persons holding or representing by proxy or by authorised representatives Series A Preferred Shares representing, in the aggregate, at least one-third of the aggregate Stated Value of all Series A Preferred Shares then in issue, and (ii) each Holder of Series A Preferred Shares present in person or by proxy or by authorised representative shall be entitled to one vote per Series A Preferred Share.

(14) Other Securities

The Company shall not enter into any agreement or issue any security that directly conflicts with this Article A.

(15) Additional Definitions

For the purposes of this Article A(15), the following terms shall have the meanings indicated:

"**Affiliate**" means, with respect to Person, any other Person that directly or indirectly controls, is controlled by or is under common control with such Person (it being understood, that a Person shall be deemed to "control" another Person, for purposes of this definition, if such Person directly or indirectly has the power to direct or cause the direction of the management and policies of such other Person, whether through holding ownership interests in such other Person, through agreements or otherwise).

"**Aggregate Consideration**" has the meaning set forth in Article A(10)(c).

"**Approved Person**" means the Company, International Business Machines Corporation or Legend Holdings Limited, in each case, together with their respective controlled Affiliates.

"**Arrearage**" has the meaning set forth in the Articles of Association, as in effect from time to time.

"**Articles of Association**" means the Articles of Association of the Company, as amended from time to time.

"**Below Market Issuance**" has the meaning set forth in Article A(10)(a).

"**Beneficially Own**" with respect to any securities means having the power, directly or indirectly, to vote or direct the voting of, or to dispose or direct the disposition of, such securities. A Person shall be deemed to Beneficially Own all such securities that such Person has the right to acquire by conversion or otherwise whether such right is exercisable immediately or after the passage of time. The terms "**Beneficial Ownership**" and "**Beneficial Owner**" have correlative meanings.

"**Board of Directors**" means the Board of Directors of the Company or any authorised committee thereof.

"**Business Day**" means any day, other than a Saturday, Sunday or a day on which banking institutions in Hong Kong are authorised or obligated by law or executive order to close.

"**Change of Control**" means (i) the consummation of (a) sale of all or substantially all the assets of the Company and its subsidiaries, (b) the acquisition of beneficial ownership, directly or indirectly, by any Person other than the Company or any of its subsidiaries of any equity interest in IBM Products Asia Pte Ltd (Singapore) or any successor thereto or (c) a sale of capital stock, business combination, merger, amalgamation, consolidation or joint venture as a result of which any of the following shall have occurred: (i) any Person or group of persons acting in concert (other than an Approved Person) being the beneficial owner, directly or indirectly, of in excess of 40% of the total voting power or equity interest in the Company or any successor thereto or (ii) a majority of the Board of Directors consisting of Persons other than Continuing Directors. As used in this definition, "voting power" in any Person shall mean the right to vote for the election of directors or other equivalent managing body of such Person or, if there are no such directors or managing body, the right to make material business decisions with respect to such Person; and (ii) the adoption of a plan relating to the liquidation or dissolution of the Company shall have been completed, whether or not otherwise in compliance with the provisions of hereof.

"**Change of Control Notice**" has the meaning set forth in Article A(6)(b).

"**Closing Price**" means, with respect to an Ordinary Share on any day, the closing price (based on a Trading Day from 9:30 a.m. to 4:00 p.m. Hong Kong time) per security on the HKSE for the Ordinary Shares on such day or, in case no such sale takes place on such day, the average of the reported closing bid and asked prices per security, regular way, in each case on the HKSE, or, if the Ordinary Shares are not listed or admitted to trading on the HKSE, on the principal national securities exchange or quotation system on which the Ordinary Shares are quoted or listed or admitted to trading, or, if not quoted or listed or admitted to trading on any national securities exchange or quotation system, the average of the closing bid and asked prices per security on the over-the-counter market on the day in question as reported by a generally accepted reporting service, or if not so available, in such manner as reasonably determined by the Board of Directors.

"**COC Redemption Date**" has the meaning set forth in Article A(6)(b).

"**COC Redemption Notice**" has the meaning set forth in Article A(6)(c).

"**COC Redemption Price**" has the meaning set forth in Article A(6)(a)

"**Common Shares**" means Ordinary Shares and Non-Voting Shares.

"**Continuing Directors**" means (a) the members of the Company's Board of Directors on the Issue Date and (b) any other Person nominated for election or appointed to the Board of Directors by the affirmative vote of the Continuing Directors who at the time represent the majority of the members of the Board of Directors.

"**Conversion Price**" means HK$2.725, as adjusted from time to time pursuant to Article A(9).

"**Determination Date**" has the meaning set forth in Article A(10)(a).

"**Dividend Payment Date**" has the meaning set forth in Article A(2)(b).

"**Excess**" has the meaning set forth in Article A(9)(d).

"**General Atlantic**" means, collectively, General Atlantic Partners (Bermuda), L.P., GapStar, LLC, GAP Coinvestments III, LLC, GAP Coinvestments IV, LLC and GAPCO GmbH & Co. KG and any permitted assignee of the foregoing.

"**Governmental Entity**" means any government or political subdivision or department thereof, any governmental or regulatory body (including the HKSE or any other securities exchange or securities quotation system), any commission (including the Hong Kong Securities and Futures Commission), board, bureau, agency or instrumentality, or any court or arbitrator or alternative dispute resolution body, or other entity controlled directly or indirectly by any government or political subdivision or department thereof, in each case whether federal, state, local or foreign.

"**HK$**" means Hong Kong Dollars.

"**HKSE**" means the Stock Exchange of Hong Kong Limited.

"**Holder**" means the record holder of one or more Series A Preferred Shares, as shown on the register of members of the Company, it being understood that a "Holder" as of any particular date means the record holder of one or more Series A Preferred Shares, as shown on the register of members the Company as of the close of business on such date.

"**Holder Notice**" has the meaning set forth in Article A(5)(b).

"**Holder Optional Redemption Date**" has the meaning set forth in Article A(5)(b).

"**Hong Kong**" means the Hong Kong Special Administrative Region of the People's Republic of China.

"**Investor**" means any of TPG, Newbridge or General Atlantic, and "**Investors**" means, collectively, TPG, Newbridge and General Atlantic.

"**Issue Date**" means the date on which the Convertible Preferred Share are first issued.

"**Junior Dividend Securities**" has the meaning set forth in Article A(1)(a).

"**Junior Liquidation Securities**" has the meaning set forth in Article A(1)(b).

"**Junior Securities**" has the meaning set forth in Article A(1)(c).

"**Liquidation**" has the meaning set forth in Article A(1)(b).

"**Newbridge**" means Newbridge Asia Acquisition Company LLC and any permitted assignee of Newbridge Asia Acquisition Company LLC.

"**Non-Voting Shares**" means non-voting ordinary shares, nominal value HK$0.025 per share, of the Company.

"**Notice of Holder Optional Redemption**" has the meaning set forth in Article A(5)(b).

"**Ordinary Shares**" mean the class of share capital of the Company designated as ordinary shares, nominal value HK$0.025 per share, as of the Issue Date. For purposes of Article A(9) hereof, "Ordinary Shares" shall be deemed to include any class or classes resulting from any reclassification or reclassifications thereof.

"**Parity Dividend Securities**" has the meaning set forth in Article A(1)(a).

"**Parity Liquidation Securities**" has the meaning set forth in Article A(1)(b).

"**Parity Securities**" has the meaning set forth in Article A(1)(c).

"**Participation Notice**" has the meaning set forth in Article A(10)(b).

"**Participation Right**" has the meaning set forth in Article A(10)(a).

"**Person**" means any individual, corporation, company, association, partnership, limited liability company, joint venture, trust, unincorporated organization or Governmental Entity.

"**Pro Rata Portion**" has the meaning set forth in Article A(10)(a).

"**Preferred Shares**" means any series of preferred shares of the Company.

"**Qualifying Issuance**" has the meaning set forth in Article A(10)(d).

"**Qualifying Resolution**" means either: (a) a resolution passed at a separate general meeting of the Holders duly convened for the conduct of business by the Holders of 75% of the outstanding Series A Preferred Shares (whether represented in person, by proxy or by authorised representative); or (b) a consent or consents in writing, setting forth the action so taken shall be signed by the Holders of 75% of the outstanding Series A Preferred Shares.

"**Redemption Price**" has the meaning set forth in Article A(4)(a).

"**Securities Act**" means the United States Securities Act of 1933, as amended.

"**Senior Dividend Securities**" has the meaning set forth in Article A(1)(a).

"**Senior Liquidation Securities**" has the meaning set forth in Article A(1)(b).

"**Senior Securities**" has the meaning set forth in Article A(1)(c).

"**Series A Preferred Shares**" has the meaning set forth in the preamble hereto.

"**Stated Value**" means HK$1,000 per share.

"**Subsequent Notice**" has the meaning set forth in Article A(5)(c).

"**TPG**" means TPG IV Acquisition Company LLC and any permitted assignee of TPG IV Acquisition Company LLC.

"**Trading Day**" means any day on which the HKSE is open for trading, or if the Ordinary Shares are not listed or admitted for trading on the HKSE, any day on which the principal national securities exchange or quotation system on which the Ordinary Shares are quoted or listed or admitted to trading is open for trading, or if the Ordinary Shares are not so quoted, listed or admitted to trading, any Business Day.

"**US$**" means United States Dollars.

"**Voting Securities**" means the Ordinary Shares and any other securities of the Company entitled to vote generally for the election of directors.

(16) Miscellaneous

(a) Notices. Any notice referred to in this Article A shall be in writing and, unless first-class mail shall be specifically permitted for such notices under the terms hereof, shall be deemed to have been given upon personal delivery thereof, upon transmittal of such notice by telecopy (with confirmation of receipt by telecopy or telex) or five days after transmittal by registered or certified mail, postage prepaid, addressed as follows:

(i) if to the Company, to its office at 23rd Floor, Lincoln House, Taikoo Place, 979 King's Road, Quarry Bay, Hong Kong (Attention: Corporate Secretary);

(ii) if to a Holder of Series A Preferred Shares, to such Holder at the address of such Holder as listed in the register of members of the Company; or

(iii) to such other address as the Company or such holder, as the case may be, shall have designated by notice similarly given.

(b) Transfer Agent. The Company shall appoint, and may from time to time discharge and change, a transfer agent for the Series A Preferred Shares. Upon any such appointment or discharge of a transfer agent, the Company shall send notice thereof to each Holder of Series A Preferred Shares.

(c) Record Dates. In the event that the Series A Preferred Shares shall be registered under either the Securities Act or the U.S. Securities Exchange Act of 1934, as amended, the Company shall establish appropriate record dates with respect to payments and other actions to be made with respect to the Series A Preferred Shares.""

By Order of the Board
Liu Chuanzhi
Chairman

Hong Kong, 20 April 2005

Registered office:
23rd Floor
Lincoln House
Taikoo Place
979 King's Road
Quarry Bay
Hong Kong

Executive Directors:
Mr Liu Chuanzhi
Mr Yang Yuanqing
Ms Ma Xuezheng

Non-executive Director:
Mr Zeng Maochao

Independent Non-executive Directors:
Mr Wong Wai Ming
Professor Woo Chia-Wei
Mr Ting Lee Sen

Notes:

1. A member entitled to attend and vote at the Extraordinary General Meeting convened by this notice is entitled to appoint one or more proxies to attend and vote in his stead. A proxy need not be a member of the Company.

2. To be effective, the instrument appointing a proxy together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, must be completed and lodged at the share registrar of the Company, Abacus Share Registrars Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not less than 48 hours before the time for holding the Extraordinary General Meeting or any adjournment thereof.

3. A form of proxy for use at the meeting is enclosed. Completion and return of the form of proxy will not preclude you from attending and voting in person at the Extraordinary General Meeting or any adjournment thereof and, in such event, the relevant form of proxy shall be deemed to be revoked.

4. Where there are joint registered holders of any Share, any one of such persons may vote at the Extraordinary General Meeting, either personally or by proxy, in respect of such Share as if he were solely entitled thereto; but if more than one of such joint registered holders be present at the Extraordinary General Meeting personally or by proxy, then the registered holder so present whose name stands first on the register of members of the Company in respect of such Share will alone be entitled to vote in respect thereof.

5. The translation into Chinese language of the notice (including the Special Resolution) which contains the proposed new Articles of Association is for reference only. In case of any discrepencies, the English version shall prevail.

6. The votes to be taken in the Extraordinary General Meeting will be taken by way of poll.



Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 992)

PROXY FORM FOR USE AT THE EXTRAORDINARY GENERAL MEETING

I/We[1] ______________________________

of______________________________

being the registered holder(s) of[2]______________________________shares of HK$0.025 each in the share capital of Lenovo Group Limited (the "Company") HEREBY APPOINT[3] the Chairman of the Extraordinary General Meeting or[1]______________________________

of______________________________

as my/our proxy to attend and vote for me/us at the Extraordinary General Meeting of the Company to be held at 9:30 a.m. on Friday, 13 May 2005 at Harcourt Room, Lower Lobby, Conrad Hong Kong, Pacific Place, 88 Queensway, Hong Kong and at any adjournment thereof and to vote for me/us and in my/our name(s) in respect of such resolution as indicated below and, if no such indication is given, as my/our proxy thinks fit.

RESOLUTIONS	FOR[4]	AGAINST[4]
Ordinary Resolution – Resolution (1)		
Special Resolution – Resolution (2)		

Dated this ____________ day of ____________ 2005   Signature[5]______________________

Notes:

1. Full name(s) and address(es) to be inserted in **BLOCK CAPITALS.**

2. Please insert the number of shares registered in your name(s). If no number is inserted, this proxy form will be deemed to relate to all the shares in the share capital of the Company registered in your name(s).

3. If any proxy other than the Chairman of the Meeting is preferred, strike out the words "the Chairman of the Extraordinary General Meeting or" and insert the name and address of the proxy desired in the space provided. Any shareholder may appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a shareholder of the Company.

4. **Important: If you wish to vote for the resolution, tick in the appropriate box marked "FOR". If you wish to vote against the resolution, tick in the appropriate box marked "AGAINST".** Failure to tick a box will entitle your proxy to cast your vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the meeting other than referred to above.

5. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, either under seal, under the hand of an officer or attorney duly authorised.

6. Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such shares of the Company as if he were solely entitled thereto; but if more than one of such joint registered holders be present at the meeting personally or by proxy, then the registered holder so present whose name stands first on the register of members of the Company in respect of such shares of the Company will alone be entitled to vote in respect thereof.

7. To be valid, this form of proxy along with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, must be completed and lodged at the share registrar of the Company, Abacus Share Registrars Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not less than 48 hours before the time for holding the meeting or any adjourned meeting thereof. Completion and return of the form of proxy will not preclude you from attending the meeting and voting in person at the meeting or any adjournment thereof and, in such event, the relevant form of proxy shall be deemed to be revoked.

8. Any alteration made to this form of proxy must be initialled by the person who signs it.


SEC MAIL
RECEIVED
PROCESSING
JUN 0 6 2005
WASH. D.C.
209
SECTION

此乃要件　請即處理

閣下如對本通函任何部分或應採取的行動**有任何疑問**，應諮詢　閣下的持牌證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下的聯想集團有限公司股份全部**售出或轉讓**，應立即將本通函及隨附的代表委任表格送交買主，或經手買賣或轉讓的銀行、持牌證券交易商或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函的內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部分內容而產生或因倚賴該等內容而引致的任何損失承擔任何責任。

本通函僅為提供資料而發出，並不構成收購、購買或認購本通函所述證券的邀請或要約。

lenovo联想

Lenovo Group Limited 聯想集團有限公司

（在香港註冊成立的有限公司）

（股份代號：992）

建議發行非上市可換股優先股

建議發行非上市認股權證

及

建議修訂公司細則

股東特別大會謹訂於二零零五年五月十三日（星期五）上午九時三十分假座香港金鐘道八十八號太古廣場港麗酒店五樓夏愨廳舉行，大會通告載於本通函第28至59頁。無論　閣下能否出席股東特別大會，務請按照隨附的代表委任表格上印備的指示將表格填妥，儘快但無論如何最遲須於股東特別大會或其任何續會指定舉行時間四十八小時前，交回本公司股份過戶登記處雅柏勤證券登記有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。填妥及交回代表委任表格後，　閣下仍可親身出席股東特別大會或其任何續會，並於會上投票，在上述情況下，有關代表委任表格將視作被撤回。

二零零五年四月二十日

目　錄

頁碼

於本通函內，除文義另有所指外，下列詞彙具有以下涵義：

「公司細則」	指	本公司的公司細則
「董事會」	指	本公司的董事會
「交割」	指	認購可換股優先股及認股權證的交割
「交割日」	指	根據投資協議的條款進行交割之日
「本公司」	指	聯想集團有限公司，一家於香港註冊成立的有限公司，其股份在聯交所上市
「可換股優先股股東」	指	可換股優先股的持有人
「可換股優先股」	指	本公司股本中每股面值9.175港元的A類累計可換股優先股
「公告日期」	指	二零零五年三月三十日，即有關本通函所討論的交易及事項而發出的公告日期
「董事」	指	本公司的董事
「超額股份」	指	向IBM配發及發行最多435,717,757股新股份及無投票權股份，以支付IBM收購的部分代價，惟須視本公司以現金支付的能力而定
「行使價」	指	每股股份2.725港元，可作出若干反攤薄調整
「到期日」	指	交割日滿五週年當日
「股東特別大會」	指	本公司將於二零零五年五月十三日舉行的股東特別大會，大會通告載於本通函第28至第59頁

「General Atlantic集團」	指	General Atlantic Partners (Bermuda), L.P.、GAPSTAR, LLC、GAP Coinvestments III, LLC、GAP Coinvestments IV, LLC及GAPCO GmbH & Co. KG以及受該等實體共同控制的聯屬公司的統稱
「本集團」	指	本公司及其附屬公司
「港元」	指	港元，香港的法定貨幣
「香港」	指	中華人民共和國香港特別行政區
「IBM」	指	International Business Machines Corporation
「IBM收購」	指	本集團收購IBM的全球台式電腦及筆記本電腦業務，詳情載於IBM通函
「IBM通函」	指	日期為二零零四年十二月三十一日關於IBM收購的本公司股東通函
「投資協議」	指	本公司與投資者於二零零五年三月三十日就認購及發行可換股優先股及認股權證而訂立的協議
「投資者」	指	TPG IV Acquisition Company LLC、General Atlantic Partners (Bermuda), L.P.、GAPSTAR, LLC、GAP Coinvestments III, LLC、GAP Coinvestments IV, LLC及GAPCO GmbH & Co. KG及Newbridge Asia Acquisition Company LLC；於單獨提述時，「投資者」指彼等任何之一
「最後實際可行日期」	指	二零零五年四月十八日，即確定載於本通函若干資料的最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「主要股東」	指	聯想控股有限公司，於最後實際可行日期持有本公司所有已發行股份約57%的控股股東

「屆滿日」	指	交割日滿七週年當日
「Newbridge Capital集團」	指	Newbridge Asia Acquisition Company LLC及受該實體共同控制的聯屬公司
「無投票權股份」	指	本公司股本中每股面值0.025港元的普通非上市股份，其不帶任何投票權益，並根據IBM收購發行
「股東」	指	股份的持有人
「股份」	指	本公司股本中每股面值0.025港元的普通股
「設定價格」	指	每股可換股優先股1,000港元
「聯交所」	指	香港聯合交易所有限公司
「TPG」或「Texas Pacific集團」	指	TPG IV Acquisition Company LLC及受該實體共同控制的聯屬公司
「美元」	指	美元，美利堅合眾國的法定貨幣
「投票承諾」	指	主要股東於二零零五年三月三十日向投資者作出的投票承諾
「權證股份」	指	行使認股權證所附認購權時將予發行的新股份
「認股權證持有人」	指	認股權證的持有人
「認股權證」	指	本公司將予發行的237,417,474份非上市認股權證，賦予認股權證持有人權利可於交割日至到期日(包括首尾兩日)隨時按行使價認購相同數目的新權證股份

本通函內，港元與美元按1.00美元兑7.80港元兑換率兑換，這並不代表任何港元金額可以實際上按該兑換率或任何其他兑換率兑換為美元。

lenovo联想

Lenovo Group Limited 聯想集團有限公司

(在香港註冊成立的有限公司)

執行董事：
柳傳志先生
楊元慶先生
馬雪征女士

非執行董事：
曾茂朝先生

獨立非執行董事：
黃偉明先生
吳家瑋教授
丁利生先生

註冊辦事處：
香港
鰂魚涌
英皇道979號
太古坊
林肯大廈23樓

敬啟者:

建議發行非上市可換股優先股

建議發行非上市認股權證

及

建議修訂公司細則

緒言

於二零零五年三月三十日，本公司與投資者訂立投資協議，據此，投資者同意認購及本公司同意按發行價每股1,000港元發行2,730,000股非上市可換股優先股及可認購237,417,474股股份的非上市認股權證，總現金代價為350,000,000美元。

可換股優先股帶有固定累積優先現金股息，每季按每股可換股優先股設定價格4.5%年息支付。本公司或可換股優先股股東可選擇於屆滿日後隨時按相等於設定

價格的價格連同應計但未付股息贖回全部或部分可換股優先股。此外，可換股優先股股東有權於本公司控制權變動時要求本公司提呈購回全部或部分可換股優先股，購買價相等於可換股優先股設定價格的101%加100%的應計但未付股息。

可換股優先股股東可選擇隨時以轉換價每股2.725港元(可作出若干反攤薄調整)將每股可換股優先股轉換為股份。根據投資協議將予發行的可換股優先股將可按轉換價每股2.725港元轉換為合共1,001,834,862股股份，佔本公司於最後實際可行日期現有已發行股本總額約13.40%，及本公司經可換股優先股獲全面轉換時發行股份和假設IBM收購交割時向IBM發行1,307,153,271股股份擴大後的已發行股本約10.24%。

每份認股權證附有權利可按行使價(可作出若干反攤薄調整)認購一股股份。認股權證持有人可於交割日至到期日期間內行使全部或部分附於認股權證的認購權以認購股份。假設認股權證按行使價2.725港元獲全數行使，本公司將發行237,417,474股權證股份，佔本公司於最後實際可行日期已發行股本總額約3.18%，及本公司經認股權證獲全面行使時發行權證股份和假設IBM收購交割時向IBM發行1,307,153,271股股份擴大後的已發行股本約2.63%。

可換股優先股及認股權證將不會於聯交所或任何其他股票市場上市。然而，本公司將申請於認股權證獲行使及於可換股優先股獲轉換時將發行的股份於聯交所上市。

關於建議發行可換股優先股，董事會提呈一項特別決議案以修訂公司細則。

交割的條件(其中包括)如下：

(a) 於股東特別大會股東以特別決議案通過發行及配發可換股優先股及向可換股優先股股東授出若干反攤薄權利，詳情載於本通函第14至第19頁(須於股東特別大會上獲75%股東批准)和公司細則的建議修訂(將授權設置優先股及發行可換股優先股)，及以普通決議案通過發行認股權證(及向

認股權證持有人授出若干反攤薄權利，詳情載於本通函第20至第24頁）及股份（於認股權證獲行使及可換股優先股獲轉換時發行）及增大本公司股本；

(b) 聯交所上市委員會批准因認股權證獲行使及於可換股優先股獲轉換時須發行的任何股份上市及買賣;

(c) IBM收購的首次交割同時於交割或之前發生；

(d) 投資協議內所訂明的交易已獲本公司的資金提供者及IBM同意; 及

(e) 自投資協議日期以來本集團的狀況並無重大逆轉。

本通函的主要目的為：

(a) 向　閣下提供有關投資協議、可換股優先股（及在可換股優先股獲轉換時發行股份）、認股權證（及其行使）以及授予可換股優先股股東及認股權證持有人反攤薄權利的進一步資料：及

(b) 向　閣下發出股東特別大會通告（內載（其中包括）有關建議修訂公司細則的特別決議案）。

假設交割於不遲於IBM收購的首次交割後發生，董事擬動用發行可換股優先股及認股權證所得的款項淨額中約150,000,000美元以向IBM支付IBM收購的部分代價，而餘額則用作一般企業用途。倘若本公司向IBM支付現金150,000,000美元，其將不向IBM發行原應作為支付IBM收購代價而發行的超額股份。然而，倘交割並無於IBM收購的首次交割前或與其同時發生及視本公司當時可用財務資源而定，本公司可向IBM支付最多150,000,000美元現金或發行超額股份以支付部分代價。此外，倘本公司已發行超額股份，在適用法例及法規以及本公司獲得所有相關批准的規限下，當本公司擁有充足財務資源及董事認為適宜時，本公司將考慮自IBM購回超額股份。在此情況下，本公司將確保遵守所有適用規則及規例（例如上市規則第10及14A章以及股份購回守則），並向有關當局（例如證券及期貨事務監察委員會）取得所有適用的同意或批准。

可換股優先股及認股權證的條款乃經本公司與投資者公平磋商釐定。考慮到本公司使用或可用的整體信貸融資組合，董事認為發行可換股優先股及認股權證符合股東的整體利益並為本公司可用的最佳集資途徑。誠如上文所述，有關部分所得款項將用於支付有關IBM收購而應付予IBM的部分代價或購回超額股份。

董事認為投資者可提供預期對本公司寶貴的專業知識及經驗。投資者對業務運作有深入的了解，而且善於策略性規劃。投資者在協助不同公司整合業務方面經驗豐富，獲其注資將有助本公司確保在IBM收購後平穩過渡及在未來穩定發展。投資者亦對跨國經營的管治架構有深入認識，與資訊科技投資者亦有相當的共事經驗。

董事亦認為可換股優先股及認股權證的條款乃公平合理及符合本公司及股東的整體利益。

股權架構

根據董事於截至最後實際可行日期的資料，於該日期及可換股優先股獲悉數轉換時及IBM收購首次交割時的本公司股權架構載列如下：

	截至最後實際可行日期		於發行可換股優先股及IBM收購首次交割後				
	股數及類別	投票權百分比(概約)	股數及類別	假設可換股優先股獲悉數轉換時及IBM並無轉換無投票權股份的股份數目	假設IBM並無轉換無投票權股份的投票權百分比(概約)	假設並無轉換可換股優先股佔經擴大普通股本(包括無投票權股份)百分比(概約)	假設可換股優先股獲悉數轉換時佔經擴大普通股本(包括無投票權股份)百分比(概約)(附註4)
聯想控股有限公司	4,229,121,971股股份	56.6%	4,229,121,971股股份	4,229,121,971	45.475%	48.146%	43.217%
IBM(附註1)	–	–	1,307,153,271股股份(假設821,234,569股股份、485,918,702股無投票權股份及並無超額股份發行予IBM)(附註2及3)	821,234,569	8.831%	14.881%	13.358%
TPG	–	–	1,560,000股可換股優先股	572,477,064	6.156%	0%	5.850%
General Atlantic集團	–	–	780,000股可換股優先股	286,238,532	3.078%	0%	2.925%
Newbridge Capital集團	–	–	390,000股可換股優先股	143,119,266	1.539%	0%	1.463%
董事	58,940,000股股份	0.8%	58,940,000股股份	58,940,000	0.634%	0.671%	0.602%
公眾人士	3,188,826,137股股份	42.6%	3,188,826,137股股份	3,188,826,137	34.289%	36.302%	32.586%
合計		100.0%		9,299,957,539	100%	100%	100%

附註：

1. 上表所示將向IBM發行的股份(包括有投票權及無投票權股份)數目是以下文附註3的假設為依據，僅可於IBM收購首次交割時始決定向IBM發行的股份(包括有投票權及無投票權股份)的確實數目。

2. 假設於IBM收購首次交割時將向IBM發行821,234,569股股份、485,918,702股無投票權股份及不向其發行超額股份。誠如IBM通函所述，於首次交割時可向IBM發行的代價股份(即821,234,569股有投票權股份及921,636,459股無投票權股份)最多包括821,234,569股有投票權股份及921,636,459股無投票權股份。倘本公司利用發行可換股優先股及認股權證所得款項150,000,000美元支付予IBM，本公司將不會向IBM發行435,717,757股超額股份。因此，在此情況下，已假設將向IBM發行821,234,569股有投票權股份及485,918,702股無投票權股份(即921,636,459股無投票權股份減435,717,757股超額股份)。

3. 將向IBM發行的1,307,153,271股股份指IBM通函所指的「基本代價股份」。倘本公司利用發行可換股優先股及認股權證所得款項150,000,000美元支付IBM，本公司將不會向IBM發行435,717,757股超額股份(定義見IBM通函)。根據有關IBM收購的資產購買協議，IBM將獲得超額股份，即最多435,717,757股有投票權股份或無投票權股份，以支付代價。然而，本公司並不向IBM發行超額股份，而可能會向IBM支付現金。依照資產購買協議內所示公式計算的435,717,757股超額股份價值合共約150,000,000美元。該項現金付款的選擇載於IBM通函內。

   在「基本代價股份」中，將向IBM發行的股份(包括有投票權及無投票權股份)的確實數目會於IBM收購首次交割時始會決定。此外，根據IBM通函所述的公司協議，IBM可把若干無投票權股份轉換為有投票權股份，但以本公司發行有投票權股本9.9%為限。倘若IBM決定增持公司有投票權股本達總額的9.9%，IBM需要把110,159,955股無投票權股份轉換為有投票權股份，轉換後及以上文附註2的假設為依據，已發行股份將達9,408,025,494股有投票權股份而IBM將持有931,394,524股有投票權股份及375,758,747股無投票權股份。

4. 在假設並無可換股優先股獲轉換及並無認股權證獲行使的情況下，此等數字已經計及僅於IBM收購首次交割時向IBM發行821,234,569股有投票權股份及485,918,702股無投票權股份。

於最後實際可行日期


聯想控股
有限公司
董事
公眾人士
56.6%
0.8%
42.6%
本公司

緊接可換股優先股獲悉數轉換
(於IBM收購首次交割後)及假設並無認股權證獲行使


聯想控股
有限公司
IBM
TPG
General
Atlantic
集團
Newbridge
Capital
集團
董事
公眾人士
43.217%*
13.358%*
5.850%*
2.925%*
1.463%*
0.602%*
32.586%*
本公司

緊接可換股優先股獲悉數轉換
(於IBM收購首次交割後)及認股權證獲悉數行使


聯想控股
有限公司
IBM
TPG
General
Atlantic
集團
Newbridge
Capital
集團
董事
公眾人士
42.193%*
13.041%*
7.065%*
3.533%*
1.766%*
0.588%*
31.814%*
本公司

* 指佔本公司擴大後已發行普通股本百分比及假設1,307,153,271股股份(包含有投票權及無投票權股份)將於IBM收購首次交割時發行予IBM。

投資協議

日期

二零零五年三月三十日

訂約各方

本公司及投資者

認購可換股優先股及認股權證

根據投資協議，投資者已同意認購及本公司已同意發行2,730,000股可換股優先股連同可按初步行使價每股股份2.725港元(可作出若干反攤薄調整)認購最多合共237,417,474股權證股份的認股權證，總現金代價350,000,000美元(約2,730,000,000港元)。每位投資者已同意認購下列數量的可換股優先股及認股權證：

投資者	可換股優先股數目	佔本公司經擴大已發行股本百分比 (附註1)	認股權證數目
TPG IV Acquisition Company LLC	1,560,000	5.851%	135,667,128
General Atlantic Partners (Bermuda), L.P. (附註2)	715,145	2.682%	62,193,400
GAPSTAR, LLC (附註2)	9,750	0.037%	847,920
GAP Coinvestments III, LLC (附註2)	42,737	0.160%	3,716,658
GAP Coinvestments IV, LLC (附註2)	11,149	0.042%	969,596
GAPCO GmbH & Co. KG (附註2)	1,219	0.005%	105,990
Newbridge Asia Acquisition Company LLC	390,000	1.463%	33,916,782
合計	2,730.000	10.240%	237,417,474

附註：

1. 假設悉數轉換可換股優先股及於IBM收購交割時向IBM發行1,307,153,271股股份(包含股份及無投票權股份)。

2. 分配予General Atlantic Partners (Bermuda), L.P.、GAPSTAR, LLC、GAP Coinvestments III, LLC、GAP Coinvestments IV, LLC及GAPCO GmbH & Co. KG各自的可換股優先股及認股權證數目乃可予更改。數目的更改(如有)預期為細微及將因應General Atlantic集團投資者之間的分配而予以調整。然而，分配予General Atlantic Partners (Bermuda), L.P.、GAPSTAR, LLC、GAP Coinvestments III, LLC、GAP Coinvestments IV, LLC及GAPCO GmbH & Co. KG 的可換股優先股及認股權證的總數則不會改變。

投資者資料

Texas Pacific集團

Texas Pacific集團或TPG乃一家領先環球私人股票投資公司，目前管理超過130億美元承擔資金。TPG投資實體收購不同行業的公司的權益作為金融投資，其投資組合公司的收入合共逾350億美元及聘用超過500,000名員工。TPG為投資科技的領先環球私人股票投資者，其投資包括MEMC Electronic Materials、ON Semiconductor、Seagate Technology、Business Objects、Conexant Semiconductor、Eutelsat、Isola、Network General、Paradyne Networks及Smart Modular。TPG的其他投資包括Burger King、Continental Airlines、Del Monte Foods、Ducati Motorcycles及J.Crew。TPG的據點設於沃夫茲堡、德薩斯州、三藩市及倫敦。

TPG IV Acquisition Company LLC乃一家有限公司，由TPG管理的基金全資擁有，專為擬投資本公司而成立。

General Atlantic集團

General Atlantic集團乃一家領先環球私人股票投資公司，專注於投資提供資訊科技或利用資訊科技推動增長的公司。投資公司聯同General Atlantic LLC，按公平磋商原則向投資組合公司作出投資。General Atlantic集團目前在中國的投資包括Vimicro及Digital China。該公司創立於一九八零年，被管理的資金約80億美元。General Atlantic集團投資逾140家公司，目前擁有逾50家公司的股權，其中超過半數位於美國境外。General Atlantic集團的辦事處遍佈格林威爾、紐約、帕洛阿圖、華盛頓、倫敦、杜塞爾多夫、新加坡、東京、孟買、香港及聖保羅。

General Atlantic Partners (Bermuda), L.P.、GAPSTAR, LLC、GAP Coinvestments III, LLC、GAP Coinvestments IV, LLC及GAPCO GmbH & Co. KG為聯屬投資公司。General Atlantic Partners (Bermuda), L.P.的一般合夥人為GAP (Bermuda) Limited。GAPSTAR, LLC的唯一股東是General Atlantic LLC。General Atlantic LLC的董事總經理為GAP (Bermuda) Limited的高級行政人員及董事，並控制由GAPCO GmbH & Co. KG擁有的證券的投票權及投資權。此外，GAP Coinvestments III, LLC及GAP Coinvestments IV, LLC的總經理成員為General Atlantic LLC的董事總經理。

據董事所知、所得資料及所信，並經一切合理查詢後，General Atlantic集團各成員與Texas Pacific集團和Newbridge Capital集團並無關係，及General Atlantic集團各成員乃獨立於 Texas Pacific集團及Newbridge Capital集團的第三方。

Newbridge Capital集團

Newbridge Capital集團乃其中一家率先投資亞洲的私人股票投資公司，管理資金逾17億美元，於一九九四年由Texas Pacific集團及Blum Capital Partners創辦。Newbridge Capital集團為專門投資亞洲的亞洲領先私人股票投資公司。該公司的辦事處遍佈香港、三藩市、上海、東京、首爾、孟買及墨爾本。Newbridge Capital集團收購金融投資等不同行業的公司的權益，並於以下公司擁有重大投資：Hanaro Telecom、Japan Telecom、Korea First Bank、Matrix Laboratories及深圳發展銀行。

Newbridge Asia Acquisition Company LLC乃一家有限公司，由Newbridge Capital集團管理的基金全資擁有，專為擬持有本公司的建議投資而成立。Newbridge Asia Acquisition Company LLC 乃由一家公司間接控制，該公司50%權益由TPG IV Acquisition Company LLC共同控制的公司擁有，其餘50%權益由另一家私人股票投資公司Blum Capital Partners(以三藩市為據點)控制的公司擁有。

除本通函披露者外，各投資者及其最終實益擁有人及基金經理乃獨立於其他投資者及其最終實益擁有人及基金經理。

基於上述由投資者所提供的資料及據董事所知、所得資料及所信，並經一切合理查詢後，TPG、Newbridge Capital集團及General Atlantic集團各投資者均為獨立於本公司及本公司任何關連人士(定義見上市規則)的第三方。

條件及交割

交割的條件(其中包括)為：

(a) 於股東特別大會股東以特別決議案通過發行及配發可換股優先股及授予可換股優先股股東若干反攤薄權利(詳情載於本通函第14頁至第19頁)(須於股東特別大會上獲75%股東批准)和公司細則的建議修訂(將授權設置及發行可換股優先股)，及以普通決議案通過發行認股權證(及授予認股權證持有人若干反攤薄權利，詳情載於本通函第20頁至第24頁)及股份(於認股權證獲行使及轉換可換股優先股時發行)及增大本公司法定股本；

(b) 聯交所上市委員會批准因認股權證獲行使及於可換股優先股獲轉換時須發行的任何股份上市及買賣；

(c) IBM收購的首次交割同時於交割或之前發生；

(d) 投資協議內所訂明的交易已獲本公司的資金提供者及IBM同意；及

(e) 自投資協議日期以來本集團的狀況並無重大逆轉。

交割的時間為達成上述所有先決條件後第三個營業日當日，惟不得遲於二零零五年九月三十日。

可換股優先股的主要條款

形式

可換股優先股將僅以登記形式發行。正式股票將發給作為可換股優先股持有人的投資者。

優先股息

可換股優先股帶有固定累積優先現金股息，每季按每股可換股優先股設定價格4.5%年息支付。如本公司按照法律或根據本公司的銀行信貸融資(於首次發行可換股優先股時有效)無法支付以上股息，則本公司可遞延支付現金股息。倘本公司已遞延支付股息，則本公司不得支付較低優先性證券(包括股份)的現金股息直至所有該等遞延股息獲悉數支付為止。倘本公司未能於累計或視為累計股息時以現金支付，則可換股優先股持有人將有權按4.5%年利率收取該等於累計或視為累計但未付的現金股息的額外利息；公司不會就未付股息發行任何額外可換股優先股。

贖回及購回

本公司或可換股優先股股東可選擇於屆滿日後隨時按相等於設定價格的價格全部或部分贖回可換股優先股連同應計及未付股息。此外，可換股優先股股東有權於本公司控制權變動時要求本公司提呈購回全部或部分可換股優先股，購買價相等於可換股優先股設定價格的101%連同100%應計及未付股息。

轉換

可換股優先股股東可選擇隨時以相等於設定價格除以2.725港元(可作出若干反攤薄調整)將每股可換股優先股轉換為股份。於轉換可換股優先股時將予發行的股份將與轉換日期已發行的股份在各方面享有同等權益，惟該等股份不享有於轉換日期前的記錄日期派發的股息或分派的任何權利或份額。

可換股優先股將不會在聯交所或任何其他證券交易所上市。然而，本公司將申請於可換股優先股獲轉換時將予發行的股份在聯交所上市。

於以轉換價2.725港元悉數轉換可換股優先股後，將發行1,001,834,862股股份，佔本公司於最後實際可行日期已發行股本(即7,476,888,108股已發行股份)約13.40%，及經配發及發行該等股份和假設IBM收購首次交割時向IBM發行1,307,153,271股股份擴大後的已發行股本約10.24%(請參閱本通函「股權架構」一段的列表下的附註)。

可轉讓性

於交割日起計首12個月內，投資者不准轉讓任何可換股優先股或轉讓由可換股優先股轉換時發行的股份。由交割日後第12個月零一日起及其後，除下述者外，投資者轉讓可換股優先股或轉讓由可換股優先股轉換時發行的股份將不受限制。

當確定受讓方符合前述條件時，投資者不得向任何持有或因有關轉讓而持有本公司已發行股本超過4.9%的人士，或向本公司的某些指定競爭者轉讓可換股優先股。指定競爭者一般包括擁有超過年計綜合收益總額1,000,000,000美元而主要從事電腦業務的任何人士連同其控制聯屬公司。

投資者之間的轉讓將不受上述規限制約。

可換股優先股附有的投票權、反攤薄及其他權利

每股可換股優先股將按「猶如」已轉換股份一般享有投票權。可換股優先股的持有人憑可換股優先股，在任何股東大會記錄日期營業時間結束時，以每股可由可換股優先股轉換的股份中每一完整股份，享有一票投票權。

低於市價發行的認購權利(反攤薄權利)

可換股優先股股東有權在本公司擬以低於當時市值發行股份(或可行使或轉換為股份的權利、認股權證或購股權)時，以其他認購人所獲得的相同條款認購股份，而股份數目不超過相等於該等可換股優先股股東轉換所持可換股優先股而發行的股份佔已發行股份及無投票權股份百分比的所發售股份、權利或證券的百分比；惟該等股份、權利或證券在(1)作為包銷發售的部分出售時本公司所收取的每股股份價格，在扣除發售中支付予包銷商的一切包銷佣金後最少相等於當時每股市價的97%(「合資格發行」)時；(2)作為股息一部分而發行時；(3)作為股份重訂類別為股份以外的證券(例如透過合併股份或發行新類別股份)的一部分而發行時；或(4)作為董事會批准的僱員福利計劃時而發行者除外。上述參與權的存在或行使本身不會構成合約性要求限定本公司在根據有關低於市價發行下將予發行及配發的證券以外發行其他證券。

調整轉換價

可換股優先股轉換價將予調低以計及股份股息、股份拆細、股份重訂類別及可換股優先股股東不選擇參與的低於市價股份發行(請參閱下文附註A第二段)。倘因該項調整，本公司的核數師將獲邀參予以確保有關計算依據可換股優先股條款乃正確無誤，及本公司將刊發公告以知會股東有關調整。

倘若可換股優先股股東不參與以上發售，轉換價將作調整以計及該低於市價的發行。倘發售價不少於市價的85%，轉換價將不予以調整，調整僅涉及低於該85%觸發點的金額。

於可換股優先股股東成為關連人士時的獨立股東批准

務請垂注，倘可換股優先股股東因成為本公司關連人士(定義見上市規則)(例如透過進一步收購股份)，於其行使上述參與權時，及在以下情況：

(a) 倘在相關時間的適用法例、法規及公司細則規定董事(包括可換股優先股股東委任的任何董事)就低於市價發行本公司股份中擁有重大利益，

將於釐定發行價時放棄投票權及不計入法定人數(注：有關放棄投票及不計入法定人數乃根據於本通函日期有效的有關法律、規則及公司細則的規定)；

(b) 因低於市價發行及行使上述參與權而引致的建議發行及配發股份，將根據股東於本公司上屆股東週年大會上批准的一般授權進行;及

(c) 低於市價發行的價格並非於相關時間較上市規則第13.36(5)條所指的指標價格有多於10%的折讓；

在此情況下，行使該參與權時將不須進一步尋求股東批准。否則，本公司將就可換股股東該參與權的建議行使事先遵守上市規則第14A章內的一切適用規定。

可換股優先股股東及股份持有人各自的權利的比較載列如下：

	可換股優先股	**股份**
投票權	按「猶如」已轉換股份基準投票	一股一票
股息	享有每季累積4.5%股息，如股息未按時支付則享有額外股息	享有本公司如分派的股息
反攤薄	含反攤薄保護(見下文附註A)	無反攤薄保護，但在若干情況下倘與指定股東商討，則或享有合約優先選擇權
轉換	可轉換為股份(見下文附註B)	不可轉換
優先	優先股息及清盤支付	無優先支付權
地位	地位較股份為高	地位較可換股優先股為低

附註：

A. 倘於可換股優先股原有發行後的任何時間發生以下事項，可換股優先股可轉換為股份的換股價向下調整轉換價格：本公司(A1) 以股份支付就股份派發的全數或部分股息或其他分派；(A2)分拆任何已發行股份為更大的股份數目；(A3)以作為負債或資產憑證方式(例外情況為：(a)可換股優先股股東有權於當中認購股份的一項低於市價發行內所發出股份、權利、購股權或認股權證或一項合資格發行；(b)純以現金支付的任何股息或分派；(c)純以股份支付的任何股息或分派；或(d)在合併、出售、轉讓、股份交換、重訂類別或類似交易(當中股份被轉換為收取證券、現金或其他財產的權利)中的任何股息或分派)分派若干特別股息予股份持有人；(A4)以低於當時市價85%發行股份(或可行使或可轉換為股份的權利、認股權證或購股權)；(A5)分派現金股息超過以下的較高者(i)(A)釐定股東收取分派權利的日期的每股股份當時市價乘以(B)該日(在各情況下為緊隨該釐定日期營業時間結束)已發行股份數目的2.0%，及(ii)釐定股東收取分派權利的日期前12個月期間本公司綜合純利35%；(A6)重訂其股份為其他證券。轉換價的調整將會根據若干公式進行；而該等公式一般用於可換股債券、可換股優先股或認股權證；及用以確保投資者在換股時所收到的股份數額及價值將保持不變，或確保假若股份的特性轉變時會作出調整以保障他們的投資(註：用於該公式的若干數字乃假設於觸發轉換價的調整前低於市價發行的折讓為15%計算)。調整將會根據投資協議所載由投資者與本公司協訂的條款作出。本公司將聘請獨立核數師據可轉換優先股條款檢查計算轉換價調整的準確性。

   此外，倘本公司擬按低於當時市值發行股份，除上文「低於市價發行的權利」下所述的例外情況，可換股優先股股東將有權按上文中「可換股優先股附有的投票權、反攤薄及其他權利」一段所述在該發行中認購股份。倘若可換股優先股股東選擇在該發售中認購股份，本附註前段分點(A4)所述的轉換價調整將不適用。

B. 每股可換股優先股可轉換為股份的數目相等於可換股優先股的設定價格每股1,000港元除以2.725港元；惟須根據上述附註A所載的反攤薄規定就轉換價作出若干調整。

董事會組成及代表

於交割日開始起至交割日第三年屆滿止的期間，董事會將由不超過12位董事組成，其中四位為獨立非執行董事及至少兩位為本公司管理層成員。

TPG有權指派合共兩名人士參選加入董事會，本公司可於交割日三年後選擇減少至一名人士。在不抵觸以上本公司的權利下，只要TPG及Newbridge Capital集團合計實益擁有於交割日發行予彼等的可換股優先股(或於可換股優先股獲轉換時

可發行的股份）數目不少於50%，TPG有權指派兩名上述人士； 而只要TPG及Newbridge Capital集團合計實益擁有於交割日發行予彼等的可換股優先股（或於可換股優先股獲轉換時可發行的股份）數目不少於25%，TPG有權指派一名上述人士。

只要General Atlantic集團實益擁有於交割日發行予General Atlantic集團的可換股優先股（或於可換股優先股獲轉換時可發行的股份）數目不少於50%，General Atlantic集團有權指派一名人士參選加入董事會。

倘董事會以真誠釐定投資者指派提名以參選加入董事會的任何個別人士不符合董事會的誠信責任，則該名投資者有權提名另一位人士參選董事會。本公司亦須促使由投資者提名的人士獲選加入董事會，包括將該等人士列入推薦選舉的提名名單以及為選舉該等人士而尋求委任代表。倘投資者提名之人士不被選入董事會，本公司承諾合理地盡力促使一名董事（由投資者提名的董事或獨立非執行董事除外，換言之，可能為由主要股東提名的董事）辭任及選舉一名由投資者提名的人士補替其作為董事（並非原本不被選入董事會的人士）。該項承諾須在任何時間不抵觸董事會為本公司及其股東的最佳利益行事的義務。

只要任何投資者有權指派個別人士參選董事會，至少一名被委任董事的該個別人士須獲委任為各董事委員會（例如審核委員會及薪酬委員會）的成員。倘該個別人士不符合上市規則下的有關遴選條件（如因該董事並非本公司的獨立非執行董事），該名獲投資者提名的人須有權以觀察員身份出席各董事委員會。該觀察員將有權觀察有關委員會會議的一切程序，但無權投票或參與有關委員會會議。為免混淆，僅該名獲投資者提名且被委任為董事的人可擔任該委員會的觀察員，因此，其將須遵守法例及上市規則對董事提出的一般誠信責任及其他要求，包括對來自彼所觀察的委員會會議的所有重要非公佈資料保守秘密的責任。此外，根據投資協議，投資者及彼等的代表向本公司作出保密責任承諾（據此彼等不得向公眾披露任何該等機密資料）。投資者同意使用僅與彼等於本公司投資有關及彼等根據投資協議的權利及責任的該等資料。

總而言之，倘董事會須就與投資者委任的董事有利益衝突的事項作出決策（例如（倘適用）釐訂價格及其他與本公司進行低於市價發行有關的其他事項），投資者委任的董事將不得參與有關決策過程。

認股權證的主要條款

發行人

本公司

認股權證數目

賦予權利可按初步行使價每股股份2.725港元(可作出若干反攤薄調整)認購最多合共237,417,474股權證股份的認股權證。

地位

認股權證將由本公司於交割時簽立的單邊契據構成。認股權證將不會於聯交所或任何其他股票市場上市。然而,本公司將申請將因行使認股權證而發行的股份於聯交所上市。

形式

認股權證將以記名形式發行。正式證書將發給作為認股權證持有人的投資者。

發行價及行使價

認股權證將與可換股優先股一併發行,因此認股權證並無獨立發行價。

每份認股權證附帶權利可按初步行使價2.725港元認購一股權證股份(可作出若干反攤薄調整)。初步行使價乃投資者與本公司按公平磋商基準,根據磋商期間的股份股價、本公司股價未來表現期望及磋商期間投資者對本集團前境的考慮而釐定。

初步行使價較股份於二零零五年三月二十四日聯交所收市報價2.55港元(即投資協議日期前最後收市價)溢價6.86%,較股份截至二零零五年三月二十四日(包括該日)止連續五個交易日平均收市價2.485港元溢價9.66%,較股份截至二零零五年三月二十四日(包括該日)止連續十個交易日平均收市價2.4775港元溢價9.99%,較股份截至二零零五年三月二十四日(包括該日)止連續三十個交易日平均收市價2.335港元溢價16.70%,及較股份截至二零零五年三月二十四日(包括該日)止連續六十個交易日平均收市價2.253港元溢價20.93%。

行使價須以現金支付。然而，投資者亦將有權以其他認股權證的價內值支付超過每股股份面值0.025港元的行使價的部分。投資者欲根據此項權利交換認股權證將向本公司送達通知，列明其欲認購之股份數目，連同相同數目的認股權證及金額最低相等於該等股份數目總面值的現金款項，另加「價內值」相等於該等股份行使價餘額的認股權證（經計及該等股份面值的現金付款）。認股權證的「價內值」指股份交易當日市價超出行使價的部分（如有）。於交回該等認股權證及現金後，認股權證持有人將有權收取所述數目的股份。例如，倘認股權證行使價為2.725港元而一股股份之市價為4.725港元，則認股權證之「價內值」為2.00港元及可用作支付部份行使價。因而，倘若一名投資者有意根據轉換權以購入100股股份，則需行使100份總行使價272.50港元的認股權證，及不用全數以現金支付行使價，而需交出額外135份（於交出時須予註銷的認股權證）總「價內值」為270港元的認股權證以及支付現金2.50港元（即100股股份的面值）。

倘一名投資者欲行使認股權證的數目所涉及的總行使價（連同就將收取的權證股份面值所作出的金額）將導致該名投資者須交出若干零碎認股權證，則投資者須支付現金而非交出該零碎數額。舉例，倘認股權證的行使價為2.725港元，一股股份的市價為4.80港元，則認股權證的「價內值」將為2.075港元。倘投資者擬透過行使其認股權證而認購100股股份，其行使100份認股權證的總行使價為272.50港元。投資者須交出總「價內值」為269.75港元的130份認股權證及支付2.75港元（2.50港元為該100股股份的面值，而0.25港元為須支付總行使價的餘額）。

鑑於如上文所述投資者擁有將認股權證轉換為權證股份的權利，於認股權證獲全面行使時本公司將收取之現金合計總額於本通函日期未能確定。

行使

由交割日起至到期日止任何時間，認股權證附有的認購權可予全部或部分行使。

於認股權證附有的認購權獲行使時將予發行的股份會在各方面與於行使日的已發行股份享有同等權益，惟不會享有記錄日期為行使日前的股息或分派的任何權利或資格。本公司將申請於認股權證附有的認股權證獲行使時配發及發行的權證股份於聯交所上市及買賣。

全面行使認股權證所附認購權時，將須按行使價2.725港元發行237,417,474股股份，佔本公司於最後實際可行日期已發行股本約3.18%，及佔經配發及發行有關股份和假設IBM收購交割時向IBM發行1,307,153,271股股份擴大後的已發行股本約2.63%。

可轉讓性

於交割日起計首12個月內，投資者不准轉讓任何認股權證或權證股份。由交割日後第12個月零一日起及其後，除下述者外，投資者可轉讓認股權證及權證股份而不受限制。

除下述例外情況外，於交割後首三年，投資者於私人交易中向第三方轉讓認股權證時，本公司享有優先受讓權，而根據市場交易或透過經紀進行的轉讓，則本公司將享有優先要約權。

此外，投資者不得向任何持有或因有關轉讓而持有本公司已發行股本超過4.9%的人士，或向本公司的某些指定競爭者轉讓認股權證及權證股份(倘可確定承讓人符合上述條件)。指定競爭者一般包括主要擁有超過年計綜合收益總額1,000,000,000美元而從事電腦業務的任何人士連同其控制聯屬公司。

投資者間進行之認股權轉讓不受上述限制約束。

認股權證持有人的投票權、反攤薄及其他權利

認股權證持有人無權僅以持有認股權證出席本公司任何股東大會或在會上投票。

低於市價發行的認購權利(反攤薄權利)

認股權證持有人有權在本公司擬以低於當時市值發行股份(或可行使或轉換為股份的權利、認股權證或購股權)時以其他認購人相同條款認購股份，而股份數目不超過相等於該等認股權證持有人行使所持認股權證而發行的權證股份佔已發行股份及無投票權股份百分比的所發售股份、權利或證券的百分比，惟該等股份(1)作為「合資格發行」(定義見上文「可換股優先股附有的投票權、反攤薄及其他權利」一段)之部分而出售；(2)作為股息一部分而發行；(3)作為本公司證券重組之一部分而

發行；或(4)作為本公司董事會批准之僱員福利計劃而發行者除外。上述參與權的存在或行使本身不會構成合約性要求限定本公司在根據有關低於市價發行下將予發行及配發的證券以外發行其他證券。

調整行使價

此外，行使價將予調整以計及股息、股份拆細、重訂類別及認股權證持有人不選擇參與的低於市價發行。

附註：

1. 倘於可換股優先股原有發行認股權證後的任何時間發生以下事項，行使價將向下調整：本公司(A1)以股份支付就股份派發的全數或部分股息或其他分派；(A2)分拆任何已發行股份為更大數目的股份；(A3)以作為負債或資產憑證方式分派若干特別股息予股東(例外情況為：(a)可換股優先股股東有權於當中認購股份的一項低於市價發行內所發出股份、權利、購股權或認股權證或一項合資格發行，(b)純以現金支付的任何股息或分派，(c)純以股份支付的任何股息或分派或(d)在一項合併、出售、轉讓、股份交換、重訂類別或類似交易(當中股份被轉換為收取證券、現金或其他產權)中的任何股息或分派)；(A4)以低於當時市價85%發行股份(或可行使或可轉換為股份的權利、認股權證或購股權)；(A5)分派現金股息超過以下的較高者(i)(A)釐定股東收取分派權利之日期的每股股份當時市價乘以(B)該日(在各情況下為緊隨該釐定日期營業時間結束)已發行股份數目的2.0%，及(ii)釐定股東收取分派權利之日前12個月期間本公司綜合純利35%；(A6)重定其股份為其他證券。行使價的調整將會根據若干公式進行；而該等公式一般用於可換股債券或認股權證及用以確保投資者在換股時所收到的股份數額及價值將保持不變，或確保假若股份的特性轉變時會作出調整以保障他們的投資(註：用於該公式的若干數字乃假設於觸發轉換價的調整前低於市價發行的折讓為15%計算)。調整將會根據投資協議所載由投資者與本公司協定的條款作出。核數師的參與純粹確保有關計算依據認股權證條款為正確無誤。

2. 認股權證持有人將不會藉着上述的參與權而受惠於「雙重保護」，因為參與權及行使價的調整乃互相排除。倘認股權證持有人在低於市價發行時選擇行使參與權，則行使價將不會再予調整以反映該股份發行所引致的攤薄。

於可換股優先股股東成為關連人士時的獨立股東批准

務請垂注，倘認股權證持有人因成為本公司關連人士(定義見上市規則)(例如進一步收購股份)，於其行使上述參與權時，及在以下情況：

(a) 倘在相關時間的適用法例、法規及公司細則規定董事(包括認股權證持有人委任的任何董事)就低於市價發行本公司股份中擁有重大利益，將於釐定發行價時放棄投票權及不計入法定人數(註：有關放棄投票及不計入法定人數乃根據於本通函日期有效的有關法律、規則及公司細則的規定)；

(b) 因低於市價發行及行使上述參與權而引致的建議發行及配發股份，將根據股東於本公司上屆股東週年大會上批准的一般授權進行；及

(c) 低於市價發行的價格並非於相關時間較上市規則第13.36(5)條所指的指標價格有多於10%的折讓；

在此情況下，認股權證持有人行使參與權時將不須進一步尋求股東批准。否則，本公司將就認股權證持有人該參予權的建議行使事先遵守上市規則第14A章內的一切適用規定。

任何認股權證或認股權證的規定的修改僅可以平邊契據方式進行，並須於認股權證持有人大會上以通過決議案方式批准，且須以該大會上不少於75%的大多數票數批准。

有關可換股優先股及認股權證若干特性的風險因素

有關低於市價反攤薄機制的風險

倘由於股份低於市價發行而調整可換股優先股換股價或調低認股權證的行使價，於及倘若轉換可換股優先股或行使認股權證時(視情況而定)本公司股東將面對更大攤薄。現時未能量化攤薄程度，原因為其受若干因素影響，包括股份市值、低於市價發行的發售價、於何時及是否轉換可換股優先股為股份及於何時及是否行使認股權證。因此，需要調整可換股優先股的換股價或行使價的低於市價發行可能對股份的每股價值構成負面影響。

有關可換股優先股股東及認股權證持有人參與權的風險

倘可換股優先股股東或認股權證持有人選擇參與低於市價發行，可換股優先股股東或認股權證持有人(視情況而定)將可透過按給予其他潛在買家的相同價格購買上述股份數目而確保其投資免受攤薄。此規定的影響與其他合約性優先權相同。任何未獲該權利的股東將不得參與本公司股份的發售，而彼等的擁有權權益可能因此而攤薄。

然而，本公司現有股東將一般不會由於在以上低於市價發行情況下可換股優先股股東或認股權證持有人行使以上參與權而蒙受任何額外攤薄影響，原因為本公司無須發行額外股份以應付可換股優先股股東或認股權證持有人的參與權。現說明如下，倘本公司根據上一次股東週年大會股東批准的一般授權，按低於市價10%向一名第三者配售本公司總已發行股本5%的股份而可換股優先股股東或認股權證持有人決定行使參與權，則該第三者可認購股份數目將減少以計及該等可換股優先股股東或認股權證持有人行使參與權，因而本公司將發行不超股本的5%即原本計劃向第三者配售股份的數目。結果，其他股東蒙受的攤薄不會大於倘全部5%股東出售予該第三者的攤薄影響。此外，可換股優先股及認股權證的條款並不改變保護股東權益的上市規則有關限制或本公司一般授權的限制。

有關投資者轉換認股權證為權證股份權利的風險

倘一名投資者選擇透過以其他認股權證的價內值支付超過股份面值的行使價部分來行使其認股權證，本公司將就該項行使而收取的現金將大幅減少。由於認股權證獲行使而所得的現金是本公司一項潛在資金來源，認股權證的有關特性可能令本公司需要尋求其他資金來源以填補倘若行使價全部以現金支付時本公司應可獲得的現金。

然而，在投資者行使其權利透過交回認股權證以支付部分行使價情況下，股東蒙受的攤薄將減少，原因是用以取代現金支付部份行使價的額外認股權證會被行使以認購更多的股份。

可換股優先股及認股權證的會計處理

根據香港財務報告準則，可換股優先股屬複合財務工具，兼含財務負債成份及股本成份。於初步確認時：(a)財務負債成份之公允值乃參照贖回時未來現金流量現值及累計派付優先現金股息按估值法釐定；及(b)餘值（以可換股優先股賬面值減財務負債成份之公允值釐定）則視作股本成份。於隨後期間，財務負債成份使用實

質利率方法按攤銷成本量度。於轉換時：(i)不確認財務負債成份及確認等值之股本；及(b)原股本成份仍視為股本。

根據香港財務報告準則，認股權證被視為財務負債並透過本公司損益賬以公允值計量。

重要條款

投資協議及構成認股權證的平邊契據項下的各項可換股優先股及認股權證的重要條款(董事認為股東應注意該等條款)已於本董事會函件內披露。

有關建議修訂公司細則的特別決議案

董事會提呈一項有關修訂公司細則的特別決議案以確立可換股優先股的條款。特別決議案的全文載於本通函第28頁至第59頁股東特別大會通告內。

股東批准

發行可換股優先股及於可換股優先股獲轉換時發行股份，發行認股權證及於認股權證附有之認購權獲行使時發行權證股份以及授予可換股優先股股東及認股權證持有人若干反攤薄權利須經股東於股東特別大會上批准。

主要股東或其聯繫人士於可換股優先股及認股權證發行中概無任何權益為與其他股東不同者。因此，主要股東將無須於股東特別大會上放棄投票。本公司並不知悉任何股東須於股東特別大會上放棄投票。

股東特別大會及投票承諾

股東特別大會將於二零零五年五月十三日(星期五)上午九時三十分假座香港金鐘道八十八號太古廣場港麗酒店五樓夏慤廳召開，股東特別大會或其任何續會通告載於本通函第28至第59頁。

隨函附奉股東適用於股東特別大會的代表委任表格。無論　閣下能否出席大會，務請按照隨附的代表委任表格上所印備的指示將表格填妥，盡快但無論如何最遲須於股東特別大會或其任何續會(視乎情況而定)指定舉行時間四十八小時前，交

回本公司股份過戶登記處雅柏勤證券登記有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。填妥及交回代表委任表格後，　閣下仍可親身出席股東特別大會或其任何後續會議(視乎情況而定)，並於會上投票。在上述情況下，有關代表委任表格將被視作被撤回。

於股東特別大會之表決將以投票方式進行。

按照公司細則第73條，主席或下列人士可要求以投票方式表決：

(a) 至少三名(親身或通過代表)出席並於當時有權於該股東大會上投票的股東；或

(b) 親身或通過代表出席之任何股東，並代表不少於有權於該股東大會上投票的全體股東之總投票權之十份之一；或

(c) 親身或通過代表出席的股東，而彼等持有有權於該常會上投票的本公司股份(即已繳足股款總額的股份相等於及不少於具有該權力的所有股份之已繳足股款合計的十份之一)。

在不抵觸任何適用法例或法規、上市規則及任何適用機構的決定的情況下，主要股東根據投票承諾向投資者承諾及同意在任何股東大會及董事會會議上投票贊成有關批准投資協議、有關認股權證之平邊契據及有關該等交易的其他協議的任何決議案，以及根據該等協擬進行的任何行動及交易。

推薦意見

董事認為發行可換股優先股及認股權證(儘管反攤薄權利或會令可換股優先股股東及認股權證持有人較其他股東處於較佳位置)以及建議修訂公司細則乃符合本公司及全體股東的最佳利益，因此董事建議全體股東投票贊成將於股東特別大會上提呈的決議案。

此致

列位股東　台照

承董事會命
主席
柳傳志

二零零五年四月二十日



Lenovo Group Limited 聯想集團有限公司

（在香港註冊成立的有限公司）

茲通告聯想集團有限公司（「**本公司**」）股東特別大會，謹訂於二零零五年五月十三日（星期五）上午九時三十分，假座香港金鐘道八十八號太古廣場港麗酒店五樓夏愨廳舉行，以考慮並酌情通過（不論有否修改）以下決議案：

普通決議案

(1) 「**動議**：

(a) 本公司的法定股本由500,000,000港元（分為20,000,000,000股每股面值0.025港元的普通股）增加至527,525,000港元，分為20,000,000,000股每股面值0.025港元的普通股及3,000,000股每股票面值9.175港元的A類累計可換股優先股（每股設定價格1,000港元）（「**A類優先股**」），各股份分別附帶權利及特權，並受下文第(2)項決議案所修訂的本公司公司細則載列的限制所規限；

(b) 待香港聯合交易所有限公司上市委員會批准於認股權證（定義見下文）所附帶的認購權根據於發行日第七年所訂立的平邊契約（「**認股權證文據**」）獲行使時可發行的普通股上市及買賣，或於按照下文所述第(2)項決議案第A(8)條兌換A類優先股的條件達成時，則董事將獲授權；

(i) 增設及授出認股權證（「**認股權證**」），按照認股權證文據（印有「A」字樣及經由主席簽署以資識別的認股權證文據草稿的副本已呈交予大會）所載的條款及條件，於發行日或之後截至其五周年屆滿（包括首尾兩日）期間按行使價隨時認購237,417,474股新普通股及已授予認股權證持有人若干反攤薄權利；

(ii) 向認股權證的持有人，配發及發行於根據認股權證文據行使認股權證時不時可發行普通股的該等數目，以及向A類優先股的持有人，配發及發行於根據公司細則（經下文所載第(2)項決議案所修訂）所載條款兌換A類優先股時不時可發行普通股的該等數目；及

(iii) 作出彼等認為必要或適宜的一切行為及行動，致使按照認股權證文據所載條款授出的認股權證，按照下文所述的第(2)項決議案A類優先股的發行及上文所述的安排生效。」；

特別決議案

(2) 「**動議**，待第(1)項決議案通過後：

(a) 批准根據TPG IV Acquisition Company LLC、Newbridge Asia Acquisition Company LLC、General Atlantic Partners (Bermuda), L.P.、GAPSTAR, LLC、GAP Coinvestments III, LLC、GAP Coinvestments IV, LLC、GAPCO GmbH & Co. KG及本公司於二零零五年三月三十日所訂立的投資協議的條款，由本公司發行2,730,000股A類優先股（及授予A類優先股持有人若干反攤薄權利）；

(b) 透過緊隨現有條款第178條後加入以下新第A條，以修訂本公司的公司細則：

「A類累計可換股優先股」

A.

(1) 地位

(a) 就股息權利而言，A類優先股的地位，(i)低於其他各類別或各類具優於A類優先股的支付股息條款的股本證券，(ii)相等於其他各類別或各類具等同於A類優先股的支付股息條款的股本證券；及(iii)優先於本公司的普通股（包括普通股及本公司的無投票權普通股（每股票面值0.025港元）（「**無投票權股份**」）），以及（除以上指定者外）本公司於A類優先股原定發行日後發行的本公司所有其他各類別或各類股本證券。就股息而言，所有較A類優先股地位為低的本公司股本證券（包括普通股及無投票權股份）於此統稱為「**次級股息證券**」；所有與A類優先股地位相等的本公司股本證券於此統稱為「**平價股息證券**」；及所有較A類優先股地位為高的本公司股本證券於此統稱為「**高級股息證券**」。

(b) 就於本公司自願或非自願清盤、解散或結業(「**清盤**」)時資產分派權利而言，A類優先股的地位，(i)相對於其他各類別或各類具優於A類優先股的清盤時資產分派條款的股本證券為低，(ii)相等於其他各類別或各類具等同於A類優先股的清盤時資產分派條款的股本證券；及(iii)優先於本公司的普通股(包括普通股及無投票權普股份，以及(除以上指定者外)本公司於A類優先股原定發行日後發行的本公司所有其他各類別或各類股本證券。就自願或非自願清盤時資產分派而言，所有較A類優先股地位為低的本公司股本證券(包括普通股及無投票權股份)於此統稱為「**次級清盤證券**」；所有與A類優先股地位相等的本公司股本證券於此統稱為「**平價清盤證券**」；及所有較A類優先股地位為高的本公司股本證券於此統稱為「**高級清盤證券**」。

(c) A類優先股受增設次級股息證券及次級清盤證券(統稱「**次級證券**」)的規限。當任何A類優先股須發行在外，則不會有平價股息證券或平價清盤證券(統稱「**平價證券**」)，或高級股息證券或高級清盤證券(統稱「**高級證券**」)存在及發行在外，惟根據本文條款(包括但不限於本文第A(12)(a)(i)條)而增設者則除外。

(2) **股息**

(a) A類優先股可按設定價格計年息4.5%累計股息。股息自發行日起於A類優先股累計，並視為按日累計，不論是否有合法可供分派股息的資金及不論有否宣派該等股息。股息按每年十二個月，每月30日，一年360日(四個90日的季度)累計，而任何A類優先股的任何部分股息期的應付股息將按應付期內實際流失日子計算。

(b) 股息將以現金支付，分四季付等息(倘為部分股息期則除外，就此該期將按第A(2)(a)條最後一句計算)，日期為發行日後每年的三月、六月、九月及十二月最後一日，或倘任何該日並非營業日，則為前一個營業日(各個該日子，不論任何股息已於該日(「**派息日**」)支付或宣派及保留以作派付)，於有關派息日前十五日向持有人支付。股息僅可於董事會宣派及自合法可供派息的資金中派付的情況下方可派付，惟每當派息時，

須在並無因根據本公司就收購International Business Machines Corporation個人電腦業務而訂立涉及本公司債務的協議的條款進行的該派付而出現違約或違約事件存在的情況下進行，及當時未付該等股息。於派息日非以現金派付的累計股息(包括按任何未付款項累計的股息)，根據上文文句所述須構成自該派息日或之後的未付股息。

(c) A類優先股股息須累計，日期為起自以下日期及其後：(i)任何派息日(於該日任何股息(包括任何未付款項)過期未全付而已累計或視為已累計，(ii)任何據第A(4)條或第A(5)條的贖回而設定的付息日(該日任何贖回價仍未全付)或(iii)任何據第A(6)條的贖回而設定的付息日(該日任何COC贖回價仍未全付)，額外股息將按該等欠付股息、欠付贖回價或欠付COC贖回價(視屬何情況而定)(「**未付款項**」)累計，年息率為4.5%(或按適用法律當時容許的最高息率而定的更低息率)。該因任何未付款項而附加的股息被視為按日累計，不論是否有合法可供本公司派股息的資金及不論支付未付款項前有否宣派該等股息，均須按截至該其後派息日計算，並構成任何派息日起計或其後所計的額外未付款項，以至該派息日未付者為限。本文各條款所指的「股息」乃就A類優先股已累計或視為累計者，須包括(如有)任何未付款項連同任何已因任何未付款項根據第A(2)(c)條累計或視為累計的股息。任何關於未付款項的額外股息均可於董事會可能設定的該特別記錄日(該特別紀錄日不得後於相對付息日前5日)的任何時間全部或局部向持有人宣派及支付，而毋須考慮任何定期的派息日。所有股息(包括就任何未付款項累計或被視為已累計的股息)須按第A(2)(b)條倒數第二句文句的附帶條文以現金支付。

(d) 所有就A類優先股支付的股息須按每股計的比例，就當時已發行的所有A類優先股分配。股息的宣派及支付金額少於股息全額（包括就A類優先股（及就任何未付款項）的任何累計或視為已累計未付款項）者，須首先支付當時尚未償付的最早期股息。所有就A類優先股支付的現金股息須按付款時法定可作支付公眾及私人債項的香港貨幣支付。

(3) 清盤時的優先性

(a) 倘清盤，在向任何次級清盤證券持有人作出任何派付或分派任何資產之前，當時已發行A類優先股的持有人有權收取自本公司的資產撥出的款項，每股所得分派相等於以下數目的總和：(i)就此（包括任何未付款項）按截至向有關持有人作最終分派的日所累計或欠付的股息及未付款項（如有），不論該等股息是否現時或已經宣派或賺取，及(ii)有關的設定價格（及再無其他）。於悉數收到任何該等支付後，A類優先股持有人不會有權獲得進一步參與任何本公司的資產分派。於任何高級清盤證券的清盤優先派付後，當所有本公司可供分派的資產不足按應付數額全數支付予當時已發行的A類優先股及平價清盤證券（如有）持有人，則會按比例向彼等分派（按A類優先股及平價清盤證券（如有）分別有權於清盤時可獲分派的全數金額的比例）。

(b) 本公司與任何其他人士或人等的綜合、兼併或合併，或銷售、轉讓、出租、交換或轉移本公司全部或大部分資產予一名或多名人士以取得現金、證券或其他物業，就此第A(3)條將被視為清盤，惟持有人於綜合、兼併或合併或銷售、轉讓、出租、交換或轉移本公司全部或大部分資產的日起或其後，仍會於任何該等交易後對本條款第A(3)條所賦予的權利擁有權利（及該等權利將加到第A(6)所賦予的權利上）。

(4) 由本公司決定的贖回

(a) 於發行日第七年及其後的任何時間或所有時間，本公司有權(視乎可合法可供如此動用的資金而定)根據本條款第A(4)條自主決定及選擇於任何時間贖回全部或部分(最少增持量為1,000股)已發行在外的A類優先股。該等A類優先股的贖回價將自合法可供如此動用的資金中以現金支付，及每股金額將相等於以下數目的總和：(i)就此(包括任何未付款項)按截至實際支付贖回價當日所累計或被視為已累計的未付股息及未付款項(如有)，不論該等股息是否現時或已經宣派，及(ii)有關設定價格(該總和稱為「**贖回價**」)。根據本條款第A(4)條，倘任何贖回少於全部A類優先股，將予贖回的股份將對所有持有人按比例贖回。

(b) 根據本條款第A(4)條贖回將予贖回的已發行及發行在外的A類優先股的通知書(「**贖回通知**」)將透過預付郵資的第一類郵遞，按各持有人顯示於本公司股東名冊的地址向彼等寄發。根據本條款第A(4)條，時間不得早於所定贖回日期前60日及晚於該日期前30日(「**贖回日期**」)，惟倘未能發出該贖回通知或有任何此等缺失或郵遞失誤，均不會影響任何A類優先股贖回程序的有效性，除非本公司沒有向任何持有人寄發有關的贖回通知或贖回通知已毀。為使A類優先股的贖回乃按照本條款第A(4)條進行，董事會或會就將會贖回A類優先股的持有人釐定一個固定的日期，有關的紀錄日須為寄發該贖回通知的日期前不多於五個營業日的日子。除了法律要求的任何資料外，該贖回通知須註明：(i)贖回日期；(ii)紀錄日(如有)；(iii)贖回價；(iv)將贖回A類優先股的數目，如將予贖回的數目少於該持有人所持的全部A類優先股，則為將贖回的A類優先股數目；(v)將交回A類優先股股票以收取贖回價的地點；(vi)贖回A類優先股的款項將於交回有關代表贖回通知所述的股份的股票後方會支付；及(vii)除非本公司欠付要求贖回A類優先股的贖回價，該等A類優先股的股息於贖回日及其後將停止累計。於郵寄該等贖回通知後，本公司將有責任於當中所述贖回時間時贖回被要求贖的A類優先股(不包括截至當時已交回股票以兌換普通股者)。儘管本條款第A(4)條有任何其他條文，各A類優先股持有人有權根據第A(8)條在贖回日前任何時間將該等A類優先股兌換為普通股。

(c) 根據本條款第A(4)條，本公司須不遲於任何贖回日的香港時間上午十一時正內，於其股份過戶處或其他贖回代理處存入一筆為數至少達250,000,000美元現金的資金及盈餘，作為為將贖回A類優先股持有人而設的信託基金，此金額須足以贖回按第A4(b)條的要求根據通知將予贖回的A類優先股（不包括截至當時已交回股票以兑換普通股者），連同不可撤回指示及權力授予該股份過戶處或其他贖回代理，以便於各該等股份持有人（經本公司人員核實的持有人名單為準）交回股票時就將贖回的股份向彼等支付總贖回價。任何該等資金存款均為不可撤回，惟以下者除外(i)倘任何需贖回的A類優先股據第A(8)條兑換，任何已存入股份過戶及代理處的資金將於本公司要求時付予本公司，及(ii)於適用的贖回日起計12個月屆滿時，倘任何此等本公司存款結餘及A類優先股持有人有權取得而未申領者，將連同有關利息或其他已賺取的盈利償還予本公司。作出該等償還後，該等過戶或贖回代理對持有人於如此償還的款項再無任何責任，並該等持有人須僅可以本公司一般債權人身份向本公司尋求不計息或其他盈利的付款。

(d) 倘(i)根據上文第A(4)(b)條寄出贖回通知及(ii)於適用贖回日或之前，所有按第A(4)(c)條已存入的贖回所需資金，則於該贖回日起及其後，如此要求贖回的A類優先股股息將不再累計，並有關股份將不再被視為已發行及再無A類優先股的地位，而不論代表A類優先股的股票是否已送交本公司的股份過戶處，所有有關持有人作為持有人的權利均告終止（惟各A類優先股持有人向本公司收取贖回價的權利除外）。於交回如此贖回的任何股份的股票後，根據相關贖回通知，該股份被視為由本公司按贖回價贖回及其後根據公司條例註銷。儘管有本條款第A(4)(d)條的上述條文，倘本公司未能於適用贖回日就任何A類優先股支付贖回價，則該等股份的股息將繼續累計，而該等股份持有人將繼續擁有作為該等A類優先股持有人的一切權利，除非及直至該等股份按本文的條款贖回及支付贖回價。

(5) 由持有人選擇的贖回

(a) 於發行日第七年及其後的任何時間或所有時間，任何持有人可根據本條款第A(5)條所載的手續，要求本公司按相等於贖回價的每股股價，贖回全部或任何部分該A類優先股持有人的此等股份。

(b) 倘持有人根據本條款第A(5)條選擇要求本公司贖回其全部或任何部分A類優先股（最少增持量為1,000股），該持有人須向本公司遞交書面通知（「**持有人通知**」），申述其上述要求，就此已明白該持有人有權於發行日第七年前發出持有人通知，惟持有人選擇性贖回日將為發行日第七年後。持有人通知（及各隨後通知（定義見下文））須包括：(i)將贖回的A類優先股股票號碼及其數目及(ii)將獲付予贖回價的賬戶。於收到持有人通知後第十日或之前，本公司須按本條款第A(5)條，透過預付郵資的第一類郵遞，按各持有人顯示於本公司股東名冊的地址向彼等寄發通知（「**持有人選擇性贖回通知**」），當中須指明根據本條款第A(5)條指定的贖回日（「**持有人選擇性贖回日**」），時間不得早於持有人選擇性贖回通知日期前60日及晚於該日期前30日，然而，惟倘未能發出該持有人選擇性贖回通知或有任何此等缺失或郵遞失誤，均不會影響任何A類優先股贖回程序的有效性，除非本公司沒有向任何持有人寄發持有人選擇性贖回通知或持有人選擇性贖回通知已毀。除了法律要求的任何資料外，該持有人選擇性贖回通知須註明：(i)持有人選擇性贖回日；(ii)贖回價；(iii)將交回A類優先股股票以收取贖回價的地點；(iv)贖回A類優先股的款項將於交回有關代表持有人選擇性贖回通知所述的股份的股票後方會支付；及(v)除非本公司欠付要求贖回A類優先股的贖回價，該等A類優先股的股息於持有人選擇性贖回日當日及其後將停止累計。

(c) 於持有人通知發出日期至持有人選擇性贖回日前15日止期間任何時間，任何持有人均有權發出額外書面通知（各自稱為「**隨後通知**」）予本公司，以選擇要求本公司在持有人選擇性贖回日贖回該持有人所持的全部或任何部分A類優先股（不包括截至當時已交回股票以兌換普通股者）。本公司將按本條款第A(5)(c)條於持有人選擇性贖回日（按第A(5)(d)條的規定）贖回所送遞的持有人通知及任何隨後通知所述的全部A類優先股（不包括

截至當時已交回股票以兌換普通股者）。於寄發任何持有人通知或及時寄發隨後通知後，該持有人即被視為已不可撤銷地選擇由本公司贖回持有人通知或隨後通知所述的持有人的該數目A類優先股。於寄發任何持有人通知或隨後通知後，本公司將有責任於當中所述贖回時間時贖回當中所述的該數目的A類優先股。

(d) 倘持有人根據第A(5)(b)條向本公司發出持有人通知或隨後通知，本公司須不遲於持有人選擇性贖回日的香港時間上午十一時正內，透過即期電匯現金至持有人通知或隨後通知所述的賬戶，此金額須足以贖回根據第A(5)(b)條將贖回的股份（不包括截至當時已交回股票以兌換普通股者）。惟於持有人選擇性贖回日前，該持有人須將代表將予贖回A類優先股的股票送遞本公司。儘管有本條款第A(5)條的任何其他條文，根據第A(8)條，A類優先股各持有人有權於持有人選擇性贖回日前任何時間將任何A類優先股兌換成普通股。

(e) 於根據第A(5)(d)條支付贖回價該日及其後，如此贖回的A類優先股的股息將不再累計及根據公司條例註銷，而不論代表A類優先股的股票是否已送交股份過戶處，有關持有人作為持有人的一切權利均告終止。儘管有本條款第A(5)(e)條的上述條文，則該等A類優先股的股息將繼續累計，而該等股份持有人將繼續擁有作為該等A類優先股持有人的一切權利，除非及直至該等股份按本文的條款贖回及支付有關贖回價。

(6) 控制權變動時贖回

(a) 倘發生控制權變動，根據本條款第A(6)條所載程序，於該控制權變動當日的任何持有人可要求本公司贖回該持有人所持的任何或全部A類優先股，每股作價相當於(i)截至COC贖回價（未成為未付款項）實際支付日期

累計或視為已累計(包括任何未付款項)的全部未派付股息(如有)(無論該等股息是否已宣派),及(ii)設定價格加任何未付款項總和的101%(「**COC贖回價**」)。

(b) 任何控制權變動的通知書(「**控制權變動通知**」)須於控制權變動後的第五個營業日或之前寄發予全體持有人。本公司未能發出控制權變動通知或有任何此等缺失或郵遞失誤,均不會影響贖回任何A類優先股程序的有效性,除非本公司未有向任何持有人發出控制權變動通知,或除非向任何持有人發出的通知已毀。除法例規定的任何資料外,該控制權變動通知須列明:(i)構成該控制權變動的交易或該等交易的合理詳情,並列明各持有人有權要求本公司動用可合法作此用途的資金贖回該持有人所持的任何或全部A類優先股;(ii)根據本條款第A(6)條釐定的贖回日期(「**COC贖回日**」)不得少於發出控制權變動通知當日後的30日或不得多於發出該控制權變動通知當日後的45日;(iii)COC贖回價;(iv)該等持有人於行使其促使贖回的權利所依循的程序(包括交回該等股份的股票,以獲支付COC贖回價的地點或該等地點);(v)要求贖回的A類優先股的COC贖回價將僅於交回該等股份(控制權變動通知所列明者)所代表的股票後方予支付;及(vi)除非本公司欠付A類優先股的COC贖回價(就此已根據本條款第A(6)條送達COC贖回通知),每股將予贖回A類優先股的股息將不再於COC贖回日累計。

(c) 倘持有人根據本條款第A(6)條選擇要求本公司贖回任何或全部該持有人的A類優先股,則該持有人須於控制權變動通知所指明的COC贖回日前至少15日向本公司遞交,或倘該通知並無根據第A(6)(b)條發出,則於本公司須發出通知的最後日期後任何時間(在此情況下,有關控制權變動的COC贖回日須為(x)本公司根據第A(6)(b)條須發出控制權變動通知的最後日期後15日)及(y)該持有人選擇遞交後30日(以較遲者為準))向本公司

遞交按本公司指定的合理格式作出的通知書(「**COC贖回通知**」),其中載列(i)根據第A(6)條將予贖回A類優先股的股票編號及數目,及(ii)贖回價撥付的賬戶或該等賬戶(連同電匯指示)。本公司須於本公司所釐定有關控制權變動的贖回日或依照先例,贖回的A類優先股數目(於各份COC贖回通知中指明)。本公司須遵守任何有關證券法例及規例,惟該等法例及規例乃適用於有關因控制權變動而贖回A類優先股。儘管本條款第A(6)條有其他規定,根據第A(8)條,A類優先股各持有人有權於COC贖回日前任何時間將任何A類優先股兑換成普通股。

(d) 根據本條款第A(6)條,本公司須於不遲於任何贖回日香港時間上午十一時,將一筆為數最少250,000,000美元的資金及盈餘(足以應付根據本條款第A(6)條將予贖回股份(交回以兑換成普通股者除外)數額的現金)存於股份過戶登記處或其他贖回代理,作為為將予贖回A類優先股持有人利益的信託基金,不可撤回地指示及授權該股份過戶登記處或其他贖回代理向該等股份各自的持有人(以經本公司高級職員認證的該等持有人名單為證)於其各自交回的股票後就將予贖回股份支付COC贖回價總額。任何該等資金存款將不可撤回,除非(i)倘要求贖回的任何A類優先股根據第A(8)條兑換,則存於該股份過戶登記處或其他贖回代理的任何資金將應要求付予本公司,及(ii)本公司如此存放而有權取得A類優先股的持有人於應用COC贖回日期起計12個月屆滿時仍未領取的款項的任何餘額,將連同任何利息或賺取的其他盈利付還本公司。任何該等付還後,該股份過戶登記處或贖回代理須解除對有權取得已如此付還資金的持有人的一切責任,而該等持有人僅可作為本公司一般債權人要求本公司支付,而不獲支付利息或其他盈利。

(e) 倘(i)COC贖回通知將根據上文第A(6)(c)條發出及(ii)於適用COC贖回日或之前,該贖回所需的一切資金須已按第A(6)(d)條的規定存入,則由COC贖回日期起及之後,有關根據本條款A(6)條將予贖回A類優先股的股息將不再累計,而上述股份將不再視為已發行,且不再擁有A類優先股的地位(無論代表該等A類優先股的股票是否已遞交本公司股份過戶登記處,及其持有人的一切權利(就該持有人的每股A類優先股向本公司收取

COC贖回價的權利除外）須予終止。根據上述COC贖回通知，交回如此贖回的任何股份的股票後，該等股份須由本公司按COC贖回價贖回，並於其後按照公司條例註銷。儘管本條款第A(6)(e)條有上述規定，倘本公司於根據本條款第A(6)條的COC贖回日欠付有關任何A類優先股的COC贖回價，則有關該等股份的股息將繼續累計，而本條款第A(6)(e)條第一句的規定將告無效，且該等A類優先股的持有人將繼續擁有身為該等A類優先股持有人的一切權利，除非及直至該等股份根據有關條款贖回及支付價格。

(f) 儘管有本條款第A(6)條的任何其他規定，任何及全體持有人促使本公司贖回A類優先股的權利須受下列條件規限：(i)所有本金、利息及額外費用（如有），以及就於本文的日期本公司收購International Business Machines Corporation個人電腦業務及未償還款項而訂立涉及本公司債務的協議項下的所有其他責任須已悉數於贖回時以現金償還或預付，或(ii)惟每當進行該贖回時，須在並無因根據本公司於本文的日期就本公司收購International Business Machines Corporation個人電腦業務及未償還款項而訂立涉及本公司債務的協議而出現違約或違約事件存在的情況下進行。

(7) 資金運用

倘有關根據第A(4)條、第A(5)條或第A(6)條贖回任何A類優先股，本公司須就將予贖回的全部A類優先股全數支付的總額少於贖回價總額或COC贖回價總額（倘適用）（包括倘本公司於釐定作贖回的任何日期可合法用作贖回A類優先股的資金不足以贖回於該日期將予贖回A類優先股總額），則可作該支付的該等資金須按比例以各持有人所佔將予贖回A類優先股總數的比例為基準於有權就該贖回收取款項的持有人之間作出分配。儘管本條款第A(7)條有上述規定，任何A類優先股（就此，贖回價或COC贖回價（倘適用））並無根據第A(4)條、第A(5)條或第A(6)條於贖回日全數支付）的股息須繼續累計，而該A類優先股持有人須繼續擁有身為該股份持有人的一切權利，除非及直至該股份根據有關條款贖回及支付價格。倘可合法用於贖回A類優先股的資金不足以贖回釐定作贖回的任何日期的A類優先股總數，則於其後任何時間有額外資金可合法用作贖回任何A類優先股時，即時將該等資金用於贖回本公司於釐定作贖回的任何日期有責任贖回而尚未贖回的全部或任何部分A類優先股餘數。

(8) 兑換

(a) 每股A類優先股可按有關持有人的選擇及決定，按本文所規定的方式隨時兑換成繳足普通股。截至A類優先股的換股日，受本條款第A(8)條(e)分節的規限下，有關A類優先股須兑換成普通股（按當時所涉及的該等股份而定），數目相當於(i)設定價格除以(ii)於換股日生效的換股價的商數。

(b) A類優先股可由其持有人在向本公司交回將予兑換的A類優先股證書，連同以第A(8)(c)條規定表格發出的書面通知（「**兑換通知**」）至A類優先股的過戶代理辦事處後進行兑換。兑換通知須列明有關持有人選擇兑換按照本條款第A(8)條的有關股票所代表的A類優先股的全部或指定整數數目，以及列明將予發行的普通股股票上的名字及隨付股票交易税（倘根據第A(8)(g)條有需要者）。

(c) 根據本條款第A(8)條(b)分節進行的兑換，將被視為於將予兑換的A類優先股持有人發出相關兑換通知及代表該予兑換的A類優先股的股票已按本條款第A(8)條(b)分節的規定交回的首日（「**換股日**」）辦公時間結束時已獲兑換，而該時候：

(i) 除有權按本文規定收取普通股及現金以代替零碎部分的普通股外，其持有人有關就所兑換的股份的權利將告終止；

(ii) 名列於在兑換後將予發行的任何普通股股票上的人士，將被視為於換股日成為所代表的股份的紀錄持有人，然而，惟倘於本公司股份過戶冊暫停辦理登記的任何日期交回上述股份，兑換將於股份過戶冊辦理登記的翌日進行，而將獲發行股票的人士，將就一切目的而言為其紀錄持有人，惟該兑換須按代表該等A類優先股的股票已交回當日的換股價進行。

(d) 本公司將於換股日後盡快（且於任何情況下在七個營業日內）發行及配發有關普通股，並按所兑換的A類優先股持有人的指示發行及寄發：(i)代表其持有人有權獲得的有效發行及繳足以及不可催繳的全部普通股數目的股票，(ii)須根據第A(8)(e)條予以支付的任何現金，及(iii)（倘已交回的股票所證明的股份少於所兑換的A類優先股的整數數目）所交回的有關股票所證明的A類優先股數目減去所兑換的A類優先股數目的新股票。

(e) 就兑換任何A類優先股而言，普通股的零碎部分將不予發行，惟本公司將就該零碎權益支付調整現金代替該等股份，其金額相當於該零碎權益乘以於換股日（或緊接換股日前的交易日（倘換股日並非交易日））每股普通股的收市價。倘同一名持有人交回於相同換股日兑換的A類優先股多於一股，兑換該等股份時可予行使的全部普通股數目，將按所交回的A類優先股總數的基準計算。在(i)A類優先股的換股日後的下一個派息日及(ii)該換股日後第十日（以較早者為準）或之前，本公司將向派息日或該換股日（視屬情況而定）的記錄日的A類優先股持有人支付該A類優先股截至換股日的所有股息及累計應計款項或其累計及未支付的款項（包括應計款項）。

(f) 倘根據本第A(4)條、第A(5)條或第A(6)條將贖回任何A類優先股，持有人根據本條款第A(8)條兑換該A類優先股的權利將告停止及終止，惟倘本公司於適用的贖回日欠付贖回價或COC贖回價（視屬情況而定），則所有有關權利將繼續有效，除非及直至該A類優先股被贖回及該價格已根據其條款悉數支付。即使上文有任何相反規定，倘根據第A(4)條、第A(5)條或第A(6)條，任何A類優先股的換股日相等於或早於任何贖回日，該A類優先股將由本公司按本條款第A(8)條所規定的方式兑換成普通股。

(g) 代表兌換A類優先股的股票的發行將無須由該等股份的持有人支付任何香港政府或任何有關政治分局就該等股票所徵收的發行稅項，或本公司就該兌換及／或該等普通股而產生的其他費用。然而，本公司毋須支付任何稅項(就發行該等普通股而登記A類優先股的名字所涉及者除外)，以及本公司毋須發行或寄發任何有關股票，除非及直至要求發行有關股票的人士已向本公司支付該稅項或向本公司合理地證明已支付有關稅項。

(9) *換股價的調整*。換股價可能須作出以下調整：

(a) *股息*。倘初發行A類優先股後任何時間內，本公司須就其全部或部分普通股支付或作出股息或其他分派，或須就其股本的任何其他股份類別作出股息或其他分派而已支付或應支付全部或部分普通股的股息或分派，於決定有權收取該股息或其他分派的股東的指定日期後的營業日辦公時間開始時的實際換股價，須由換股價乘以一個分數予以調低，分子(x)為作決定的指定日期辦公時間結束時的已發行普通股數目，而分母(y)為(1)已發行普通股數目及(2)涉及該股息或其他分派的普通股總數兩者的總和，該調整於緊隨作該決定的指定日期後的營業日辦公時間開始後生效。倘任何股息或本條款第A(9)(a)條所述的其他類型分派已經宣派但並未支付或作出，換股價將再次調整至猶如該股息或分派並未宣派時的換股價。

(b) *證券拆細及反拆細*。倘初發行A類優先股的日期後任何時間內，已發行的全部或部分普通股將拆細為較高數目的普通股，於拆細生效後的營業日辦公時間開始時的實際換股價須按比例調低；相反地，倘於初發行A類優先股的日期後任何時間內，已發行的全部及部分普通股將合併為較

低數目的普通股，於合併生效後的營業日辦公時間開始時的實際換股價須按比例調高，而有關調低或調高(視屬何情況而定)將於緊隨上述拆細或合併的生效日期後的營業日辦公時間開始後生效。

(c) *特別股息*。倘初發行A類優先股的日期後任何時間內，本公司須以股息或其他方式向所有普通股持有人分派其債項或資產(包括證券、權利、認股權證或期權，但不包括(i)任何遵照第A(10)條或合資格發行以低於市場發行方式發行的任何普通股、權利、認股權證或期權)，(ii)任何僅以現金支付的股息或分派，(iii)第A(9)(a)條所述的任何股息或分派及(iv)包含第A(9)(m)條的適用交易的任何股息或分派)證明，則緊接決定有權獲發該分派的股東的指定日期辦公時間結束前的實際換股價，須由該換股價乘以一個分數，該分數的分子(x)為(1)作該決定的指定日期的每股普通股的現行市價(按第A(9)(g)條的規定決定)，減去(2)所分派的資產當時的公平市值(由董事會合理真誠地決定)或債項，再除以作該決定的指定日期的已發行普通股數目，及分母(y)為每股普通股的現行市價，而該調整於緊接決定有權收取該分派的股東的指定日期後的營業日辦公時間開始前生效。倘股息或本條款第A(9)(c)條所述的分派類型已宣派但並未支付或作出，換股價須再次調整至猶如該股息或分派並無宣派的換股價。本公司須於接獲有關書面要求後向任何持有人提供契約或其他文據，界定本第A(9)(c)條所述的任何債項或資產持有人的權利。

(d) *現金股息*。倘初發行A類優先股的日期後任何時間內，本公司須以股息或其他方式向所有普通股持有人僅以現金(不包括根據第A(9)(m)條適用的交易分派的任何現金或作為第A(9)(c)條所述的一部分分派)作出分派，而總金額連同於支付該分派(不包括於原定發行A類優先股日期前已支付任何分派)前十二個月內所有向普通股持有人僅以現金作出的任何其他股息及其他分派，並作出本條款第A(9)(d)條的有關調整後，高於(i)(A)於

決定有權收取該分派的股東的指定日期每股普通股的現行市價，乘以(B)該日期當時及每次緊作該決定的指定日期辦公時間結束後，已發行普通股數目的積數2.0%，及(ii)本公司於決定有權獲得該分派的指定日期前十二個月期間的綜合淨盈利的35%(該款項稱為「超出額」)，則緊接決定有權收取該分派的指定日期辦公時間結束前的實際換股價，須由該換股價乘以一個分數(x)予以調低，該分數的分子相當於(1)於決定有權收取該分派的股東的指定日期每股普通股的現行市價(按第A(9)(g)條的規定決定)，減去(2)相等於(a)商數超出額除以(b)作該決定的指定日期的已發行普通股數目，而分母(y)為作該決定的指定日期每股普通股的現行市價(按第A(9)(g)條決定)。倘任何股息或本條款第A(9)(d)條所述的其他分派類形已宣派但並未支付或作出，換股價須調整至猶如該股息或分派並無宣派的換股價。

(e) *低於市場價發行*。倘本公司須按每股普通股的認購、行使或換股價(視屬何情況而定)進行低於市場價發行(不論是否遵守第A(10)條)，即按釐訂日低於每股普通股的現行市價85%(按第A(9)(g)條的規定決定)，則僅就並無參與根據第A(10)條的上述低於市場價發行的持有人所持有的A類優先股而言，釐訂日辦公時間結束時的實際換股價須由該換股價乘以一個分數予以調低，其中分子(x)為(1)於釐訂日辦公時間結束時的已發行普通股份數目的總和，及(2)該低於市場價發行的總代價按該現行市價的85%可認購的普通股數目的總和，而分母(y)為釐訂日的已發行普通股數目及(2)於該低於市場價發行下已發行(或因行使已發行的權利、認股權證或期權的兑換權而可予發行)的普通股份數目，而該調低於緊接釐訂日後的營業日辦公時間開始前生效。本條款第A(9)(e)條不適用於(i)第A(9)(a)條所述的任何股息或分派或(ii)進行第A(8)(m)條適用的交易後的任何股息或分派。

(f) *重新分類*。將普通股重新分類至普通股以外的證券(因進行適用於第A(9)(m)條的交易所作的任何重新分類除外)，將被視為涉及(i)分派普通股以外的證券予所有普通股持有人(而該重新分類的生效日期須被視為「決定有權獲得該分派的股東的指定日期」(定義見第A(9)(c)條)及(ii)拆細

或合併（視屬何情況而定）緊接上述重新分類前的已發行普通股數目至緊隨其後的已發行普通股數目（而該重新分類的生效日期須被視為「決定有權獲得該分派的股東的指定日期」（定義見第A(9)(b)條）。

(g) 決定市價。就第A(10)條或本條款第A(9)條(c)、(d)、(e)或(f)段而言，於任何日期每股普通股的現行市價須被視為每股普通股於緊接該日期及「除息日」前一日（以較早者為準）的連續十個交易日的平均每股收市價。就本條款第A(9)(g)條而言，就任何發行或分派而使用的「除息日」指股份於適用的證券交易所或於適用的證券市場進行無權收取上述發行或分派的首個普通交易日。

(h) 當本公司認為有利於避免或減低普通股持有人的所得稅或因任何股息或派付股本（或購入股本的股份的權利）的任何股息或分派而產生認購普通股的權利，或就所得稅目的作為考慮的任何事件而言，本公司可（但並非必須）就換股價作出本條款第A(9)條(a)至(f)段所規定以外的調低。本公司可不時調低任何期間的換股價（如期間最短為二十日），該調低於期內不得撤回；而董事會（或倘適用法例允許，則為獲正式授權的委員會）須斷定（該斷定為不可推翻的斷定）該調低符合本公司的最佳利益。每當換股價根據前句句子而被調低，本公司須於換股價調低生效前最少十五日向每名持有人發出書面通知知會有關調低，而該通知須列出被調低後的換股價及其生效日期。

(i) 即使本條款第A(9)條的任何其他條文有所規定，換股價不得調低至低於當時每股普通股的票面值，而任何有關調整須將換股價調低至票面值。本公司謹此契諾不會採取任何行動(i)提高普通股的票面值，或(ii)導致或引致換股價須作任何調整，令換股價低於當時普通股的票面值。

(j) 即使本條款第A(9)條的任何其他條文有所規定，直至換股價的所有累計調整達上一次調整前的換股價1%或以上前，兑換毋須作出任何調整（而A類優先股可兑換的普通股數目不得作出相關調整）。任何並未作出的調整須作結轉，並計入任何其他須予作出的調整。

(k) 每當換股價按本文的規定進行調整前：

(i) 本公司須計算經調整的換股價及A類優先股可兑換的普通股數目的相關變動，並須準備由本公司的公司秘書或任何董事簽署的證書，當中列明經調整換股價及A類優先股可兑換的普通股數目，以及載列該等調整所依據的合理詳情；及

(ii) 本公司須於切實可行情況下盡快向每名持有人發出通知，列明換股價及A類優先股可兑換的普通股數目已作出調整，以及載列經調整的換股價及A類優先股可兑換的經調整普通股數目。

(l) 本條款第A(9)條規定調整須於緊隨一項事件的記錄日生效後的任何情況下，本公司延遲直至(i)向於該記錄日後及發生該事件前兑換的A類優先股的持有人發行於該調整後可予發行的額外普通股，倘理由是該事項所須的調整高於及超過該調整生效前行使而可予發行的普通股，及(ii)根據第A(8)(e)條，向該持有人支付任何現金款項以代替任何零碎普通股。

(m) 倘本公司為任何交易（包括但不限於任何(i)普通股份的資本重組或重新分類（調低票面值或由有票面值改為無票面值或因普通股份拆細或合併除外），(ii)本公司進行任何綜合或兼併或重組，或本公司與任何其他人士進行合併、任何其他人士合併入本公司（不會導致重新分類、兑換、交換或註銷發行在外普通股的合併除外），(iii)任何出售或轉讓本公司全部或接近全部資產，或(iv)任何強制性換股，據此，普通股份兑換成權利以收取其他證券、現金或其他財產）的一方，而其後須作出法律條文作為該交易的一部分，據此每名持有人其後有權在該資本重組、重新分類、綜合、兼併、重組、合併、出售、轉讓或換股後，兑換該等A類優

先股至該等A類優先股，可兑換成的普通股數量的持有人在緊接該資本重組、重新分類、綜合、兼併、重組、合併、銷售、轉讓或換股前應收的證券、現金及其他財產的數額。因有關的綜合、或兼併或重組或因有關的合併或涉及購入有關資產或購入本公司的股份(視屬情況而定)而形成的本公司或該人士，須令有關必須的條文(載入其證書或公司細則或其他涉及的文件(如有必要)，以確立該項權利，以及須制定合法條文，以便本文的所有其他條款仍然保持完全有效，並實行以下的重組、重新分類、綜合、兼併、重組、合併、銷售、轉讓或換股)。該等條文須就條文生效日期後出現的事項須作的調整作出規定，致使第A(10)條及本條款第A(9)條所規定的調整及該等新證券的所有其他條款的調整，實際上與本文所規定的條款盡量近似。上述條文須同樣適用於其後所進行的資本重組、重新分類、綜合、兼併、合併、重組、銷售、轉讓或換股。

(n) 不得調整。即使有任何情況與本文內容有所違背，倘由於或基於(i)根據董事會採納的購股權或其他類似計劃或董事會批准的僱傭協議，修改、更新或延長任何由董事會批准的有關計劃或協議，而向本公司或其附屬公司的董事、高級職員或僱員發行本公司普通股份或其他股權(或期權或認購該等普通股的權利或其他股權)，或(ii)於兑換A類優先股或於發行日因行使由本公司所發行的認股權證(或由本公司所發行以替代該等認股權證的任何認股權證)時發行普通股份。

(o) 倘：

(i) 本公司授權或採取行動，於完成時，須根據第A(9)條(a)、(b)、(c)、(d)、(e)或(f)分段對換股價作出調整；或

(ii) 適用於第A(9)(m)條的任何交易；或

(iii) 本公司清盤；

則本公司須安排持有人在所建議的記錄或生效日期(視情況而定)最少二十日前，以第一類郵遞、預付郵費的方式獲投寄通知函件至本公司股東名冊上所示的持有人最新地址，通知內須列明(x)就該行動、股息或分派須予記錄(如有)的日期或如並無記錄，則為普通股份持有人有權獲得將予決定的有關股息或分派的日期或(y)適用於第A(9)(m)條的該行動、該交易或該解散、清盤或結業預期將會生效的日期，以及預期普通股份持有人有權在適用於第A(9)(m)條的有關行動、有關交易或有關解散、清盤或結業後以彼等的普通股份換取證券或其他應交付財產的日期(惟倘郵寄該通知失敗或當中以及郵寄時有任何錯失，均不影響該通知特別指定的所須公司行動的有效性)。任何該清盤通知須列明適用法例規定以外的任何資料、每名持有人在該等情況下應獲支付款項的日期及地點。

(10) 低於市價發行

(a) 只要A類可換股優先股仍然發行在外，則本公司不會(x)發行可按每股普通股份(或其同等證券)的行使價或兌換價行使或兌換為普通股份的各種權利、認股權證或購股權(包括可換股或衍生證券包含的權利、認股權證或購股權)，或(y)按每股普通股份(或其同等證券)的認購價(扣除包銷折讓及佣金)發行普通股份，在上述各種情況下，價格均低於每股普通股於上述發行當日(或因向股東分派股息或分配而進行任何發行的情況下，為釐定有權收取此等股息或分配的股東當日)(上述日期稱為「**釐訂日**」，上述發行稱為「**低於市價發行**」)的現時市價(按第A(9)(g)條規定釐定)，除非本公司於不遲於釐訂日之前15日，已向各持有人寄發低於市價發行的書面通知(該等通知須詳細載明低於市價發行的各項條款及條件，以及各持有人按向第三方發售的同等價格及在其他方面按同等條款及條件認購的權利(「**參與權**」)。該等普通股(或可兌換為普通股份或就普通股份可行使的權利、認股權證、購股權或其他證券)的比例等於上述持有人於釐訂日持有的A類優先股於兌換時可以普通股份方式發行的本公司發行在外的普通股份(該比例將於釐訂日確定，為進行該等普通股的設定發行之後但於進行低於市價發行之前)(其「**按比例部分**」)。

(b) 各持有人有權於釐訂日前透過向本公司發出書面通知(「**參與通知**」)行使參與權，參與通知須註明其選擇獲取的該等普通股份、權利、認股權證、購股權或其他證券的數目，而該數目不得超過該持有人的按比例部分。

(c) 任何就獲取低於市價發行中所發出權利、認股權證或購股權而收取的代價，將於釐定以下各項時計及在內：(i)於釐訂日，任何權利、認股權證或購股權的每股股份認購價、換股價或行使價(視屬情況而定)是否低於每股普通股的現行市價(按第A(9)(g)條所述者釐定)，及(ii)本公司就低於市價發行中所發行普通股所收(或於行使或兑換權利、認股權證或購股權時將收)的總代價(「**總代價**」)。總代價的價值(倘並非現金)將由董事會按合理誠信判斷而釐定。

(d) 參與權不適用於：(i)第A(9)(a)條所指的任何股息或分派；(ii)適用於第A(9)(m)條於進行交易時的任何股息或分派；(iii)在誠意包銷要約下發行任何普通股份，當中本公司所收取每股普通股的價格，在扣除一切包銷折讓及就有關要約向包銷商支付的佣金後，最少為於釐訂日每股普通股當期市價(按第A(9)(g)條所述者釐訂)的97%(「**合資格發行**」)；(iv)根據董事會所採納的購股權或其他類似計劃或董事會所批准的僱傭協議或任何有關計劃的修訂、更新或延展或經由董事會批准的協議向本公司董事、高級職員或僱員或其附屬公司發行普通股份或本公司其他股權(或認購有關普通股份或其他股權的期權或權利)；或(v)於兑換A類優先股或行使本公司於發行日發行的認股權證(或本公司發行的認股權證取代該等認股權證)後發行普通股。

(11) *本公司的若干承諾*。本公司向各持有人承諾，只要任何A類優先股仍然在外發行，其將遵照守本條款第A(11)條的下列條文。

(a) 倘向普通股的持有人(或要約人及／或由要約人控制的任何人士及／或與要約人一致行動的人士以外的該等持有人)提出要約，以購回、贖回或以其他方式購入(包括換取其他證券)普通股(或作出具有相同效果的安排計劃或類似建議)，本公司須立即向各持有人發出有關要約或計劃或建議的通知。

(b) 於兑換A類優先股時發行及配發的所有普通股：(i)將於交收時正式及有效發行，為繳足及不可催繳、並無附帶一切留置權及押記且並不受任何優先購買權的約束；及(ii)將與兑換A類優先股的換股日已發行繳足普通股在任何方面均享有同等權益，亦因此而令有關的持有人有權就普通股，於有關的換股日當日或之後全數取得一切股息或其他所派付或作出的其他分派，惟不包括先前所宣派、或紀錄日為換股日當日或之前建議或議決將予派付或作出的任何股息或其他分派。

(c) 倘於任何A類優先股的換股日，任何普通股獲准於香港聯交所上市，則本公司須保證，於兑換有關A類優先股時配發的一切普通股亦可獲准在香港聯交所上市。

(d) 本公司不得購回、贖回或以其他方式購入（包括換取其他證券）本公司任何普通股，惟不包括(i)藉以購回、贖回或以其他方式購入（包括換取其他證券）普通股的任何要約，一般引伸至普通股的持有人，包括持有A類優先股或普通股的該等投資者及彼等的關聯人士，有關的書面通知，已於就要約作出提呈的截止日期前不少於十個營業日提供予各持有人；或(ii)透過香港聯交所（或任何其他獲認可證券交易所或本公司股本證券報價上市或獲准買賣的國家報價系統）的設施，按照一切適用的規則及規例於市場上進行真正交易，當中本公司購買的要約一般可被市場參與者接受；或(iii)本公司向International Business Machines Corporation購回、贖回或以其他方式購入普通股及／或無投票權股份的要約，合共最多為435,717,757股。

(e) 自A類優先股原本的發行日起及之後，只要任何A類優先股仍然在外發行，本公司須於兑換A類優先股時任何時間保留及保持有足以發行及交收的數量，且並不受優先購買權的約束，獲授權但未發行普通股的數量，可於當時在外發行的一切A類優先股兑換時在任何時間發行或交收。

(12) 限制性契約

(a) 只要A類優先股仍為已發行，且除非應當時法律要求同意或批准有更大數量的已發行A類優先股，而並無親自或由代表或由授權代表(當中該等股份的持有人有權於某類別股份作個別投票)或以書面同意書形式先取得個別的股東大會上授出的合資格決議案，本公司不得：

(i) 授權、增設、配發、發行或批准存在任何高級證券或平價證券(不論以合併、綜合、兼併或以其他方式進行)；

(ii) 將本公司任何資本或股本的任何股份重新分類、重新指定、兌換或交換為高級證券或平價證券(不論以合併、綜合、兼併或以其他方式進行)；

(iii) 授權、增設、配發、發行或批准存在可交換作、兌換作或提出證明有權認購任何高級證券或平價證券權利的任何證券(不論以合併、綜合、兼併或以其他方式進行)；

(iv) 授權、增設、配發、發行或批准存在可於發行日第七年或之前任何時間強制贖回或可贖回期權持有人期權的任何類別或系列股本證券，或任何類別的任何股份或系列股本證券，或就任何類別或系列股本證券可兌換為或可行使的任何證券(不論是否僅於特定事件發生時進行)(不論以合併、綜合、兼併或以其他方式進行)；

(v) 修訂、更改或廢除公司細則的任何條文，或授權或採取須本公司股東批准的任何其他行動，以更改或改變A類優先股或任何高級證券或平價證券的權力、優先權、指定的權利、權利、資格、限制或約束，致使A類優先股有任何重大不利影響(不論以合併、綜合、兼併或以其他方式進行)；

(vi) 按任何次級證券宣派、派付或撥出股息款項或作出任何其他分派，或贖回或購回任何次級證券或任何認股權證、權利或可行使的購股權，以認購或兌換任何次級證券(惟不包括(A)股息、分派、贖回或以次級證券或可行使以認購或兌換為次級證券的認股權證、權利或

購股權的形式進行或交換為次級證券或可行使以認購或兌換為次級證券的認股權證、權利或購股權)；及(B)在A類優先股已發行的期間內，就終止僱用、退休及類似事情不時贖回或購回由本公司管理層人員持有的次級證券)，惟於有關宣派、派付、撥出款項、其他分派、贖回或購回(視屬何情況而定)之前或與其同時進行者則除外，(x)所有股息，(包括就所有過往的股息期間就應已繳足的A類優先股及該等平價股息證券，於A類優先股及任何平價股息證券(包括於任何未付款項)的期間內一直累計或被視為一直累計的應已支付的任何未付款項)；及(y)就A類優先股及任何平價股息證券的當期股息期間股息的派付應已撥出的足夠資金；或

(vii) 按任何平價證券宣派、派付或撥出股息款項或作出任何其他分派，或贖回或購回任何平價證券或任何認股權證、權利或可行使的購股權，以認購或兌換任何平價證券(惟不包括(A)持有人當時持有權益的一切有關證券按總額(包括A類優先股所累計或被視為所累計的未付款項及任何股息)的比例的A類優先股及一切平價證券按比例作出的股息或分派；(B)贖回或購回以換取次級證券的股份，或可行使以認購或可兌換為次級證券的認股權證、權利或購股權；及(C)持有人當時持有權益的一切有關證券按總額(包括A類優先股所累計或被視為所累計的未付款項及任何股息)的比例的A類優先股及一切平價證券按比例作出的其他贖回或購回；或

(viii) 修訂、更改或廢除本條款第A(12)條。

(13) 投票權

(a) A類優先股的持有人並無任何投票權，惟根據本條款第A(13)條或本文第A(12)條所載者或不時根據法例所要求者則除外。

(b) 只要A類優先股仍為已發行，則每股A類優先股的持有人有權就其所持有的A類優先股於普通股持有人投票表決的一切事宜中進行投票，而A類優先股可與普通股作為單一類別一同投票。於任何有關事宜上，每股A類優先股持有人有權就投票的投票數目，相等於該等A類優先股於記錄日時兌換為普通股的數目(假設兌換的所有先決條件得以達成，及有關兌換於投票記錄日已經發生)。

(c) 於任何個別的股東大會上，A類優先股持有人有權作為一個類別進行個別投票(i)業務經營的法定人數總數須為有不少於兩名持有或由代表或授權代表代為持有A類優先股的人士，最少佔當時已發行所有A類優先股總設定價格三分的一；及(ii)每位A類優先股持有人親身出席或由代表或授權代表代為出席享有每股A類優先股一票投票權。

(14) 其他證券

本公司不得訂立任何協議或發行任何證券，直至抵觸本條款第A條。

(15) 附加釋義

就本條款第A(15)條而言，下列詞彙具有所示的涵義：

「**關聯人士**」指就人士而言，為直接或間接控制有關人士的任何其他人士、受有關人士控制或受共同控制的任何其他人士(可理解為被視為「控制」另一名人士的人士，就本釋義而言，則為倘有關人士有權直接或間接對其他有關人士的管理及政策作出指示或造成指示，不論是透過持有有關其他人士的擁有權權益或透過協議或其他方法進行)。

「**總代價**」的涵義載於第A(10)(c)條。

「**認可人士**」指本公司、International Business Machines Corporation或聯想控股有限公司各自及彼等各自的受控關聯人士。

「**未付款項**」的涵義載於不時有效的公司細則。

「**公司細則**」指本公司經不時修訂的公司細則。

「**低於市價發行**」的涵義載於第A(10)(a)條。

「**實益擁有**」就任何證券而言指有權直接或間接就有關證券投票或促使投票，或出售或促使出售有關證券。被視為實益擁有所有有關證券的人士則該人士有權以兑換或其他方式(不論有關權利是否可於該段時間隨即或之後行使)進行購買。「**實益擁有權**」及「**實益擁有人**」亦具備相互的涵義。

「**董事會**」指本公司的董事會或其任何獲授權的委員會。

「**營業日**」指星期六、星期日或香港銀行機構獲授權或遵照法例或行政命令毋須營業日子以外的任何日子。

「**控制權變動**」指(i)完成(a)將所有或幾乎所有本公司及其附屬公司的資產出售；(b)由任何人士(不包括本公司或於IBM Products Asia Pte Ltd (Singapore)有任何股權的其任何附屬公司或其任何承繼人；或(c)因任何下列事情已發生而導致出售股本、業務組合、合併、兼併、綜合或合營企業情況的出現：(i)作為直接或間接實益擁有人擁有佔本公司總投票權或股權超過40%的任何人士或一群一致行動人士(不包括認可人士)或其任何承繼人；或(ii)組成董事會的大部分人士(不包括持續董事)。誠如本釋義所採用者，任何人士的「投票權」是指有關人士有權投票選舉董事或其他相若管理實體的權利，或如並無董事或管理實體，則為有關人士有權作出重大商業決策的權利；及(ii)與本公司清盤或解散計劃有關的採納將告完成(不論是否合乎本文的條文)。

「**控制權變動通知**」的涵義載於第A(6)(b)條。

「**收市價**」指就於任何一日的普通股而言，為於有關日子買賣普通股的香港聯交所每股證券的收市價(根據交易日香港時間上午九時三十分至下午四時正計算)，或倘於有關日子並無進行買賣，則為每股證券所報收市買賣價的平均數(一般而言均指香港聯交所的報價)，或如普通股並無或並未獲批准於香港聯交所進行買賣，則為普通股於其有報價、上市或獲准買賣的主要國家證券交易所或報價系統所報每股證券的收市價，如並無於任何國家證券交易所或報價系統中有報價或上市或獲准買賣，則為於公認報導服務媒體報導涉及當日在場外交易市場每股證券收市買賣價的平均數，如並無有關報導，則為董事會合理釐訂的價格。

「**COC贖回日**」的涵義載於第A(6)(b)條。

「**COC贖回通知**」的涵義載於第A(6)(c)條。

「**COC贖回價**」的涵義載於第A(6)(a)條。

「**普通股份**」指普通股及無投票權股份。

「**持續董事**」指(a)於發行日本公司董事會的成員及(b)為遴選而獲提名或持續董事投贊成票委派入董事會的任何其他人士，彼等於當時指董事會大多數成員。

「**換股價**」指2.725港元，根據本通函第A(9)條經不時調整。

「**釐訂日**」的涵義載於第A(10)(a)條。

「**派息日**」的涵義載於第A(2)(b)條。

「**超出額**」的涵義載於第A(9)(d)條。

「**General Atlantic**」合指General Atlantic Partners (Bermuda), L.P.、GapStar, LLC、GAP Coinvestments III, LLC、GAP Coinvestments IV, LLC及GAPCO GmbH & Co. KG及上文的任何認可承讓人。

「**政府實體**」指任何政府或政治分部或部門、任何政府或監管機構(包括香港聯交所或任何其他證券交易所或證券報價系統)、任何委員會(包括香港證券及期貨事務監察委員會)、董事會、分社、代理或機構、或任何法院或仲裁人或替代爭議決議機構、或任何政府或政治分部或部門直接或間接控制的其他實體，在此情況下，不論聯邦、國家或本地或外國。

「**港元**」指港元。

「**香港聯交所**」指香港聯合交易所有限公司。

「**持有人**」指一股或多股A類優先股的記錄持有人(如本公司股東名冊所示)，即理解為於任何特別日期的「持有人」指於該日期營業時間結束時一股或多股A類優先股的記錄持有人(如本公司股東名冊所示)。

「**持有人通知**」的涵義載於第A(5)(b)條。

「**持有人選擇性贖回日**」的涵義載於第A(5)(b)條。

「**香港**」指中華人民共和國香港特別行政區。

「**投資者**」指任何TPG、Newbridge或General Atlantic，及「**該等投資者**」合指TPG、Newbridge及General Atlantic。

「**發行日**」指可換股優先股首次發行當日。

「**次級股息證券**」的涵義載於第A(1)(a)條。

「**次級清盤證券**」的涵義載於第A(1)(b)條。

「**次級證券**」的涵義載於第A(1)(c)條。

「**清盤**」的涵義載於第A(1)(b)條。

「**Newbridge**」指Newbridge Asia Acquisition Company LLC及Newbridge Asia Acquisition Company LLC的任何認可承讓人。

「**無投票權股份**」指本公司每股票面值0.025港元的無投票權普通股。

「**持有人選擇性贖回通知**」的涵義載於第A(5)(b)條。

「**普通股**」指本公司股本類別指定為於發行日票面值每股0.025港元的普通股。就本文第A(9)條而言，「普通股」應視為包括因重新分類而產生的任何類別股份。

「**平價股息證券**」的涵義載於第A(1)(a)條。

「**平價清盤證券**」的涵義載於第A(1)(b)條。

「**平價證券**」的涵義載於第A(1)(c)條。

「**參與通知**」的涵義載於第A(10)(b)條。

「**參與權**」的涵義載於第A(10)(a)條。

「**人士**」指任何個人、法團、公司、協會、合夥人、有限責任公司、合營企業、信託、無註冊組織或政府實體。

「**按比例部分**」的涵義載於第A(10)(a)條。

「**優先股**」指本公司任何類別的優先股。

「**合資格發行**」的涵義載於第A(10)(d)條。

「**合資格決議案**」指(a)就持有75%已發行A類優先股的持有人經營業務而正式召開個別持有人股東大會上通過的決議案(不論親自、以受委代表或授權代表身份代表)；或(b)持有75%已發行A類優先股的持有人同意或將簽署書面同意會採取所闡明的行動。

「**贖回價**」的涵義載於第A(4)(a)條。

「**證券法**」指一九三三年美國證券法(經修訂)。

「**高級股息證券**」的涵義載於第A(1)(a)條。

「**高級清盤證券**」的涵義載於第A(1)(b)條。

「**高級證券**」的涵義載於第A(1)(c)條。

「**A類優先股**」的涵義載於本通函緒言。

「**設定價格**」指每股1,000港元。

「**隨後通知**」的涵義載於第A(5)(c)條。

「**TPG**」指TPG IV Acquisition Company LLC及TPG IV Acquisition Company LLC的任何認可承讓人。

「**交易日**」指香港聯交所開放交易的任何日子,或倘普通股不獲上市或未獲准在香港聯交所交易,則指普通股在主要國家證券交易所或報價系統報價或上市或獲准開放交易買賣的任何日子,或倘普通股未獲報價、上市或獲准交易,則指任何營業日。

「**美元**」指美元。

「**投票證券**」指為遴選董事一般有權投票的本公司普通股及任何其他證券。

(16) 其他事項

(a) *通知*。除非第一類郵遞根據本文條款就此等通知獲特別批准,否則本條款第A條所指的任何通知須以書面形式及應視為於親身交付、以電傳複製傳送有關通知(連同以電傳複製或電報形式確認收訖)或以掛號或簽收郵件、預付郵費形式郵遞後五日發出,並按以下地址寄出:

(i) 倘寄予本公司,則寄往其辦事處,地址為香港鰂魚涌英皇道979號太古坊林肯大廈23樓(收件人:公司秘書);

(ii) 倘寄予A類優先股持有人,則以本公司股東名冊所列該持有人的地址寄往該持有人;或

(iii) 類似通知所指定本公司或該持有人(視屬何情況而定)的其他地址。

(b) *轉讓代理*。本公司須委任及不時撤銷及更換A類優先股的轉讓代理。於任何委任或撤銷轉讓代理後，本公司須將通知寄予各A類優先股持有人。

(c) *記錄日*。倘A類優先股根據證券法或一九三四年美國證券交易所法案(經修訂)註冊，本公司須就付款設立合適記錄日，並就A類優先股採取其他行動。」」

承董事會命
主席
柳傳志

香港，二零零五年四月二十日

註冊辦事處：
香港
鰂魚涌
英皇道979號
太古坊
林肯大廈
23樓

執行董事：
柳傳志先生
楊元慶先生
馬雪征女士

非執行董事：
曾茂朝先生

獨立非執行董事：
黃偉明先生
吳家瑋教授
丁利生先生

附註：

1. 凡有權出席本通告召開的股東特別大會並於會上投票的股東，均有權委任一名或多名代表代其出席及投票。受委代表毋須為本公司股東。

2. 委任代表的文件連同經簽署的授權書或其他授權文件(如有)，或經由公證人簽署證明的授權書或授權文件副本，須於股東特別大會或其任何續會舉行時間48小時前，填妥並遞交本公司的股份過戶登記處雅柏勤證券登記有限公司，地址為香港灣仔告士打道五十六號東亞銀行港灣中心地下，方為有效。

3. 隨函附奉大會適用的代表委任表格。填妥及交回代表委任表格後，　閣下仍可親身出席股東特別大會或其任何續會，並於會上投票，而在此情況下，有關的代表委任表格將視作被撤回。

4. 如為任何股份的聯名持有人，則任何一位該等持有人均可就該等股份親自或委派代表在股東特別大會投票，猶如其為唯一持有人，但如有多名聯名持有人親自或派代表出席股東特別大會，則只有出席並在本公司股東名冊上就該等股份排名首位的登記持有人方有權就此投票。

5. 本通告(包括特別決議案)的中文譯文載有新公司細則的建議，乃僅供參考之用。如有任何歧義，概以英文為準。

6. 股東特別大會的投票將以投票方式表決。



Lenovo Group Limited 聯想集團有限公司

(在香港註冊成立的有限公司)

(股份代號：992)

股東特別大會適用的代表委任表格

本人／吾等[1]＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿，

地址＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿為聯想集團有限公司

(「本公司」)股本中每股面值0.025港元股份＿＿＿＿＿＿＿＿＿＿股[2]的登記持有人，**茲委任**[3]

股東特別大會主席或[1]＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿

地址＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿

為本人／吾等的代表，代表本人／吾等出席本公司於二零零五年五月十三日(星期五)上午九時三十分，假座香港金鐘道八十八號太古廣場港麗酒店五樓夏愨廳舉行的股東特別大會(及其任何續會)，以本人／吾等名義就下列決議案投票，倘無任何指示，本人／吾等之代表則自行酌情投票。

決議案	贊成[4]	反對[4]
普通決議案 － 第(1)項決議案		
特別決議案 － 第(2)項決議案		

日期：二零零五年＿＿＿＿＿月＿＿＿＿＿日　　　　簽署[5]：＿＿＿＿＿＿＿＿＿＿＿＿＿＿

附註：

1. 請用正楷填上姓名及地址。
2. 請填上登記於 閣下名下的股份數目。倘未有填上股份數目，則本代表委任表格將被視為與全部登記於 閣下名下的本公司股份有關。
3. 如擬委派大會主席以外的人士為代表，請將「股東特別大會主席或」字樣刪去，並在空欄內填上 閣下所擬委派代表的姓名及地址。股東有權委派一名或以上代表出席，並在表決時代其投票。受委代表毋須為本公司的股東。
4. **注意： 閣下如欲投票贊成決議案，請在決議案的「贊成」欄內填上「✓」號。 閣下如欲投票反對決議案，請在決議案的「反對」欄內填上「✓」號。**如無任何指示，則 閣下的代表可自行酌情投票。 閣下的代表亦有權酌情就以上所載以外而於大會上適當提呈的任何決議案投票。
5. 本代表委任表格須由 閣下或 閣下的正式書面授權人簽署。倘股東為有限公司，則須蓋上公司印鑑，或由公司負責人或正式授權人簽署。
6. 如為聯名股東，則任何一位該等股東均可就有關本公司股份親自或委派代表於大會上投票(猶如其為唯一持有人)，但如有一位以上的該等聯名登記股東親身或委派代表出席大會，則只有出席並在本公司股東名冊上就該等本公司股份排名首位的登記持有人，方有權就該等股份投票。
7. 本代表委任表格連同經簽署的授權書或其他授權文件(如有)，或經由公證人簽署證明的授權書的副本，最遲須於上述大會或其任何續會指定舉行時間48小時前，交回本公司股份過戶登記處雅柏勤證券登記有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，方為有效。 閣下填妥及交回代表委任表格後，屆時仍可親身出席大會或其任何續會，並於會上投票，在此情況下，代表委任表格將被視為撤回論。
8. 本代表委任表格的任何更改，均須由簽署人簡簽示可。

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lenovo联想


SEC MAIL
RECEIVED
PROCESSING
JUN 06 2005
WASH. DC
209
SECTION

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 992)

PROPOSED ISSUE OF UNLISTED CONVERTIBLE PREFERRED SHARES AND UNLISTED WARRANTS

On 30 March 2005, the Company entered into the Investment Agreement with the Investors pursuant to which the Investors have agreed to subscribe for, and the Company has agreed to issue, 2,730,000 unlisted Convertible Preferred Shares at an issue price of HK$1,000 per share and unlisted Warrants to subscribe for 237,417,474 Shares for an aggregate cash consideration of US$350 million.

The Convertible Preferred Shares bear a fixed cumulative preferential cash dividend, payable quarterly, at the rate of 4.5% per annum on the Stated Value of each Convertible Preferred Share. The Convertible Preferred Shares are redeemable, in whole or in part, at a price equal to the Stated Value together with accrued and unpaid dividends at the option of the Company or the Convertible Preferred Shareholders at any time after the Maturity Date. In addition, the Convertible Preferred Shareholders are entitled to require the Company to make an offer to repurchase all or part of the Convertible Preferred Shares at a purchase price equal to the aggregate of 101% of the Stated Value of the Convertible Preferred Shares and 100% of the accrued and unpaid dividends upon a change of control of the Company.

Each Convertible Preferred Share is convertible, at the option of the Convertible Preferred Shareholder, into Shares at any time at a conversion price equal to HK$2.725, subject to certain anti-dilution adjustments. In the aggregate, the Convertible Preferred Shares to be issued under the Investment Agreement will be convertible into 1,001,834,862 Shares at a conversion price equal to HK$2.725 per Share, representing approximately 13.40% of the Company's total existing issued share capital as at the date of this announcement and approximately 10.24% of the Company's issued share capital as enlarged by the issue of the Shares upon full conversion of the Convertible Preferred Shares and assuming the issue of up to 1,307,153,271 Shares to IBM upon closing of the IBM Acquisition.

Each Warrant carries the right to subscribe for one Share at the Exercise Price, subject to certain anti-dilution adjustments. Warrantholders may exercise the subscription rights attaching to the Warrants, in whole or in part, at any time from the Closing Date until the Expiry Date. Assuming full exercise of the Warrants, the Company will issue 237,417,474 Warrant Shares, representing approximately 3.18% of the Company's total existing issued share capital as at the date of this announcement and approximately 2.63% of the Company's issued share capital as enlarged by the issue of the Warrant Shares upon full exercise of the Warrants and assuming the issue of up to 1,307,153,271 Shares to IBM upon closing of the IBM Acquisition.

The Convertible Preferred Shares and the Warrants will not be listed on the Stock Exchange or any other stock market. However, the Company will apply for the listing on the Stock Exchange of the Shares issuable upon the exercise of the Warrants and the conversion of the Convertible Preferred Shares.

In connection with the proposed issue of the Convertible Preferred Shares, the Board proposes a special resolution for amending the Articles of Association.

Closing is conditional upon, among other things:

(a) the issue of the Convertible Preferred Shares and the Warrants having been approved by the Stock Exchange;

(b) the issue and allotment of the Convertible Preferred Shares (which requires 75% approval of the Shareholders), and the proposed amendment to the Articles of Association (which will authorise the creation of preferred shares and the issuance of the Convertible Preferred Shares) having been passed by special resolutions by the Shareholders, and the issue of the Warrants and the Shares (upon exercise of the Warrants and conversion of the Convertible Preferred Shares) having been passed by ordinary resolutions by the Shareholders, in each case at the Extraordinary General Meeting;

(c) the Listing Committee of the Stock Exchange having granted the listing of, and permission to deal in, any Shares to be issued upon exercise of the Warrants and upon the conversion of the Convertible Preferred Shares;

(d) the initial closing of the IBM Acquisition taking place concurrently with, or having occurred prior to, the Closing;

(e) the consents to the transactions contemplated by the Investment Agreement having been obtained from the financiers to the Company and IBM; and

(f) there having been no material adverse change on the condition of the Group since the date of the Investment Agreement.

A circular containing further details of the terms of the investment Agreement, the Convertible Preferred Shares, the Warrants and the proposed amendments to the Articles of Association, together with the notice of the Extraordinary General Meeting and the form of proxy, will be distributed to the Shareholders as soon as possible.

The Directors intend to apply the net proceeds from the issue of the Convertible Preferred Shares and the Warrants as to approximately US$150 million to satisfy part of the consideration payable to IBM for the IBM Acquisition, and as to the balance for general corporate purposes.

The terms of the Convertible Preferred Shares and the Warrants were negotiated at arm's length between the Company and the Investors. The Directors consider that the issue of the Convertible Preferred Shares and Warrants is in the Shareholders' interest as a whole as it provides an alternative funding means to the Company and part of the proceeds will be used to satisfy part of the consideration payable to IBM for the IBM Acquisition. In addition, the Directors consider that the Investors offer expertise and experience that are expected to be valuable to the Company. The Directors consider that the terms of the Convertible Preferred Shares and Warrants are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

On the application of the Company, trading in the Shares was suspended from 10:06 a.m. on 24 March 2005 pending the release of this announcement. The Company has applied for resumption of trading in the Shares with effect from 9:30 a.m. on 31 March 2005.

THE INVESTMENT AGREEMENT

Date: 30 March 2005

Parties: (a) Issuer: The Company

(b) Investors: TPG IV Acquisition Company LLC
General Atlantic Partners (Bermuda), L.P.
GAPSTAR, LLC
GAP Coinvestments III, LLC
GAP Coinvestments IV, LLC
GAPCO GmbH & Co. KG
Newbridge Asia Acquisition Company LLC

Pursuant to the Investment Agreement, the Investors have agreed to subscribe for, and the Company has agreed to issue, 2,730,000 Convertible Preferred Shares, together with Warrants to subscribe for an aggregate of 237,417,474 Warrant Shares at an initial Exercise Price of HK$2.725 per Share, subject to certain anti-dilution adjustments, for an aggregate cash consideration of US$350 million (approximately HK$2,730 million). The Investors have each agreed to subscribe for the following number of Convertible Preferred Shares and Warrants set opposite their respective names:

Purchaser	Number of Convertible Preferred Shares	Number of Warrants	Percentage of enlarged issued share capital of the Company* *(Note 1)*
TPG IV Acquisition Company LLC	1,560,000	135,667,128	5.851%
General Atlantic Partners (Bermuda), L.P. *(Note 2)*	715,145	62,193,400	2.682%
GAPSTAR, LLC *(Note 2)*	9,750	847,920	0.037%
GAP Coinvestments III, LLC *(Note 2)*	42,737	3,716,658	0.160%
GAP Coinvestments IV, LLC *(Note 2)*	11,149	969,596	0.042%
GAPCO GmbH & Co. KG *(Note 2)*	1,219	105,990	0.005%
Newbridge Asia Acquisition Company LLC	390,000	33,916,782	1.463%
Total	2,730,000	237,417,474	10.240%

Notes:

1. Assuming full conversion of the Convertible Preferred Shares and up to 1,307,153,271 Shares (comprising Shares and Non-Voting Shares) have been issued to IBM upon closing of the IBM Acquisition.
2. The number of Convertible Preferred Shares and Warrants to be allotted to and among General Atlantic Partners (Bermuda), L.P., GAPSTAR, LLC, GAP Coinvestments III, LLC, GAP Coinvestments IV, LLC and GAPCO GmbH & Co. KG are subject to changes. However, the total number of Convertible Preferred Shares and Warrants to be allotted to General Atlantic Partners (Bermuda), L.P., GAPSTAR, LLC, GAP Coinvestments III, LLC, GAP Coinvestments IV, LLC and GAPCO GmbH & Co. KG will not be changed.

Information on the Investors

TPG

Texas Pacific Group, or TPG, is a leading global private equity investment firm and currently manages over US$13 billion of committed equity capital. Its portfolio companies total over US$35 billion in revenues and over 300,000 employees. TPG is a leading global private equity investor in technology whose investments include MEMC Electronic Materials, ON Semiconductor, Seagate Technology, Business Objects, Conexant Semiconductor, Eutelsat, Isola, Network General, Paradyne Networks and Smart Modular. Other TPG investments have included Burger King, Continental Airlines, Del Monte Foods, Ducati Motorcycles and J. Crew. TPG is based in Fort Worth, Texas, San Francisco and London.

TPG IV Acquisition Company LLC is a limited liability company wholly-owned by funds managed by TPG, that has been established specifically for the purpose of holding the proposed investment in the Company. TPG is a private equity investment firm that acquires interests in companies in various industries as financial investments. Certain of these portfolio companies are listed above.

General Atlantic Group

General Atlantic Group is a leading global private equity firm focused on investing in companies providing information technology or using information technology to drive growth. Investment entities affiliated with General Atlantic LLC make investments on an arm's length basis in portfolio companies. General Atlantic's current investments in China include Vimicro and Digital China. The firm was founded in 1980 and has about US$8 billion in capital under management. General Atlantic has invested in over 140 companies and has current holdings in over 50 companies, of which almost half are based outside the United States. General Atlantic Group has offices in Greenwich, New York, Palo Alto, Washington, D.C., London, Düsseldorf, Singapore, Tokyo, Mumbai, Hong Kong and São Paulo.

General Atlantic Partners (Bermuda), L.P., GAPSTAR, LLC, GAP Coinvestments III, LLC, GAP Coinvestments IV, LLC and GAPCO GmbH & Co. KG are affiliated investment entities. The general partner of General Atlantic Partners (Bermuda), L.P. is GAP (Bermuda) Limited. The sole member of GAPSTAR, LLC is General Atlantic LLC. The Managing Directors of General Atlantic LLC are the senior executive officers and directors of GAP (Bermuda) Limited and control the voting and investment power over securities owned by GAPCO GmbH & Co. KG. In addition, the Managing Members of GAP Coinvestments III, LLC and GAP Coinvestments IV, LLC are Managing Directors of General Atlantic LLC.

To the best of the Directors' knowledge, information and belief after having made all reasonable enquiries, no members of the General Atlantic Group have any relationship with, and each member of the General Atlantic Group is a third party independent of, the Texas Pacific Group and Newbridge Capital Group.

The Newbridge Capital Group

Newbridge Capital Group is one of Asia's leading private equity investment firms with US$1.7 billion of capital under management. Founded in 1994 by Texas Pacific Group and Blum Capital Partners, Newbridge Capital Group was one of the first private equity firms dedicated to Asian investments. The firm has offices in Hong Kong, San Francisco, Shanghai, Tokyo, Seoul, Mumbai and Melbourne. Newbridge Capital Group has made significant investments in such companies as Hanaro Telecom, Japan Telecom, Korea First Bank, Matrix Laboratories and Shenzhen Development Bank.

Newbridge Asia Acquisition Company LLC is a limited liability company wholly-owned by funds managed by Newbridge Capital Group, that has been established specifically for the purpose of holding the proposed investment in the Company. Newbridge Capital Group is a private equity investment firm that acquires interests in companies in various industries as financial investments. Certain of these portfolio companies are listed above.

Newbridge Asia Acquisition Company LLC is indirectly controlled by a corporation of which 50% is owned by a corporation under common control with TPG IV Acquisition Company LLC. The other 50% is owned by an entity controlled by Blum Investment Partners, another private equity investment firm.

Save as disclosed in this announcement, each of the Investors and its ultimate beneficial owners and fund managers is independent from the other Investors and their respective ultimate beneficial owners and fund managers.

Based on the above information provided by the Investors and to the best of the Directors' knowledge, information and belief after having made all reasonable enquiries, each of the Investors, TPG, the Newbridge Capital Group and the General Atlantic Group is a third party independent of the Company and any connected persons of the Company (as defined in the Listing Rules).

Conditions and Completion

Closing is conditional upon, among other things:

(a) the issue of the Convertible Preferred Shares and the Warrants having been approved by the Stock Exchange;

(b) the issue and allotment of the Convertible Preferred Shares (which requires 75% approval of the Shareholders), and the proposed amendment to the Articles of Association (which will authorise the creation of preferred shares and the issuance of the Convertible Preferred Shares) having been passed by special resolutions by the Shareholders, and the issue of the Warrants and the Shares (upon exercise of the Warrants and conversion of the Convertible Preferred Shares) having been passed by ordinary resolutions by the Shareholders, in each case at the Extraordinary General Meeting;

(c) the Listing Committee of the Stock Exchange having granted the listing of, and permission to deal in, any Shares to be issued upon the exercise of the Warrants and upon the conversion of the Convertible Preferred Shares;

(d) the initial closing of the IBM Acquisition taking place concurrently with, or having occurred prior to, the Closing;

(e) the consents to the transactions contemplated by the Investment Agreement having been obtained from the financiers to the Company and IBM; and

(f) there having been no material adverse change on the condition of the Group since the date of the Investment Agreement.

Closing is scheduled to take place on the third business day following the satisfaction of all of the conditions precedent, which cannot be later than 30 September 2005.

PRINCIPAL TERMS OF THE CONVERTIBLE PREFERRED SHARES

Form

The Convertible Preferred Shares will only be issued in registered form. Definitive certificates will be issued to the Investors as holders of the Convertible Preferred Shares.

Preferential dividends

The Convertible Preferred Shares will bear a fixed cumulative preferential cash dividend, payable quarterly, at the rate of 4.5% per annum on the Stated Value of each Convertible Preferred Share. The Company may defer the payment of cash dividends if it is unable to make such payments under law or the Company's bank credit facility. If at any time the Company has deferred payment of a dividend, it shall be prohibited from paying cash dividends on its junior securities, including the Shares, until all such deferred dividends shall have been paid in full. If the Company fails to pay cash dividends when due, the Convertible Preferred Shareholders will have the right to receive additional interest at the rate of 4.5% on the amount of such cash dividend payment that was not paid when due. No additional Convertible Preferred Shares will be issued in respect of unpaid dividends. In addition, the Company is prohibited, in this event, from paying cash dividends on any junior securities, including the Shares.

Redemption and repurchase

The Convertible Preferred Shares are redeemable, in whole or in part, at a price equal to the Stated Value together with accrued and unpaid dividends at the option of the Company or the Convertible Preferred Shareholders at any time after the Maturity Date. In addition, the Convertible Preferred Shareholders are entitled to require the Company to make an offer to repurchase all or part of the Convertible Preferred Shares at a purchase price equal to the aggregate of 101% of the Stated Value of the Convertible Preferred Shares and 100% of the accrued and unpaid dividends upon a change of control of the Company.

Conversion

Each Convertible Preferred Share is convertible, at the option of the Convertible Preferred Shareholder at any time, into a number of Shares equal to the Stated Value divided by HK$2.725, subject to certain anti-dilution adjustments. Shares that are to be issued upon the conversion of the Convertible Preferred Shares will rank *pari passu* in all respects with the Shares in issue on the conversion date except that they will not be entitled to any rights or entitlement to dividends or distributions the record date for which precedes the conversion date.

The Convertible Preferred Shares will not be listed on the Stock Exchange or any other stock exchange. However, the Company will apply for the listing on the Stock Exchange of the Shares issuable upon the conversion of the Convertible Preferred Shares.

Shareholders' approval

The issue of the Convertible Preferred Shares and the Shares to be issued upon the conversion of the Preferred Shares is subject to the approval by the Shareholders at the Extraordinary General Meeting.

Upon the conversion of all Convertible Preferred Shares, 1,001,834,862 Shares will be issued, representing approximately 13.40% of the existing issued share capital of the Company (being 7,474,796,108 Shares in issue) and approximately 10.24% of the issued share capital as enlarged by the allotment and issue of such Shares and assuming the issue of up to 1,307,153,271 Shares to IBM upon initial closing of the IBM Acquisition (please also refer to the notes set out below to the table in the paragraph headed "Shareholding Structure" in this announcement).

Transferability

During the first 12 months from and after the Closing Date, the Investors are not permitted to transfer any of the Convertible Preferred Shares or Shares issuable upon conversion of the Convertible Preferred Shares. From and after the date occurring 12 months and one day after the Closing Date, except as described below, there will be no restrictions on the transfers by the Investors of the Convertible Preferred Shares or Shares issuable upon conversion of the Convertible Preferred Shares.

Transfers of Convertible Preferred Shares and Shares issuable upon conversion thereof by the Investors to any person who holds, or would hold, as a result of any such transfer, more than 4.9% of the issued share capital of the Company, or, to certain designated competitors of the Company, will be restricted when it can be ascertained that the transferee meets the foregoing criteria. Designated competitors generally include any person, together with its controlled affiliates, primarily engaged in the computer business that has, together with its controlled affiliates annual consolidated gross revenues, in excess of US$1,000,000,000.

Voting and other rights attaching to the Convertible Preferred Shares

Each Convertible Preferred Share will be voted on an "as if" converted basis. The holder of each Convertible Preferred Share will have the right to one vote for each whole Share into which a Convertible Preferred Share is convertible at the close of business on the record date for any meeting of Shareholders at which such Convertible Preferred Shares will be voted. The holders of Convertible Preferred Shares shall have the right, when the Company proposes to issue shares at below the then current market value, to subscribe in such proposed issue for shares on the same terms as that offered by the Company to other subscribers, unless such shares are being (1) sold as part of an underwritten offering at a price of no less than 97% of the then current market value (which is intended to reflect customary underwriting discounts and commissions paid to the underwriters in such offerings), (2) issued as part of a share dividend, (3) issued as part of a reclassification of the Company's securities, or (4) issuance in connection with an employees benefit plan approved by the Company's Board. In addition, the conversion price for the Convertible Preferred Shares will be adjusted to account for stock dividends, stock splits, reclassifications and below market issuances in which a holder elects not to participate.

A comparison of the respective rights of the holders of the Convertible Preferred Shares and the holders of Shares is set out below:

	Convertible Preferred Shares	Shares
Voting	Vote on an "as if" converted basis with the Shares	One vote per Share
Dividends	Entitled to quarterly cumulative dividend at a rate of 4.5% subject to additional dividends if such dividend is not paid when due	Entitled to dividends when, as and if declared by the Company
Anti-Dilution	Contains anti-dilution protections (see Note A below)	No anti-dilution protections unless subject to contractual pre-emptive rights
Conversion	Convertible into Shares (see Note B below)	Not convertible
Preference	Preferential dividend and liquidation payments	No right to preferential payments
Ranking	Ranks senior to Shares	Ranks junior to Convertible Preferred Shares

Notes:

A. Including downward adjustments of the conversion price in the event that at any time after the original issuance of the Convertible Preferred Shares, the Company (1) pays a dividend or other distribution on the Shares, such dividend payable in whole or in part, in Shares, (2) subdivides any of its outstanding Shares into a greater number of Shares, (3) distributes certain special dividends in the form of evidence of its indebtedness or assets to holders of Shares, subject to certain exception, (4) issues its shares below market price, (5) distributes cash dividends that exceed a specified formula, (6) reclassifies its Shares into securities other than Shares.

B. Convertible into Shares at a conversion price equal to HK$2.725 per Share, subject *to certain adjustments in accordance with the anti-dilution provisions described above.*

Board composition and representation

During the period commencing on the Closing Date and ending on the third anniversary of the Closing Date, the Board shall consist of no more than 12 Directors, of whom four shall be independent non-executive directors and at least two shall be members of the management of the Company.

TPG shall be entitled to designate a total of two individuals for election to the Board, which after three years from the Closing Date, may be reduced to one individual at the option of the Company. Subject to the foregoing right of the Company, TPG shall be entitled to designate two such individuals for so long as TPG and the Newbridge Capital Group, taken together, beneficially own at least 50% of the number of Convertible Preferred Shares (or Shares issuable upon conversion of the Convertible Preferred Shares) issued to them on the Closing Date. For so long as TPG and the Newbridge Capital Group, taken together, beneficially own 25% of the number of Convertible Preferred Shares (or Shares issuable upon conversion of the Convertible Preferred Shares) issued to them on the Closing Date, TPG shall be entitled to designate one such individual.

The General Atlantic Group shall be entitled to designate one individual for election to the Board for so long as the General Atlantic Group beneficially owns 50% of the number of Convertible Preferred Shares (or Shares issuable upon conversion of the Convertible Preferred Shares) issued to the General Atlantic Group on the Closing Date.

If the Board shall determine in good faith that nomination of any individual designated by an Investor for election to the Board would not be consistent with the fiduciary duties of the Board, the Investor shall have the right to designate a new individual for nomination for election to the Board. The Company is required to cause individuals nominated by Investors to be elected to the Board, including placing such individuals on the slate of nominees recommended for election and soliciting proxies for the election of such individuals. If individuals nominated by the Investors are not elected *to the Board, the Company must use its reasonable best efforts to cause a director to* resign and to be elected in place of such a director an individual nominated by the Investors.

For so long as any Investor is entitled to designate an individual for election to the Board, at least one such individual who is appointed as a Director shall be appointed as a member of each committee of the Board. In the event that the Listing Rules prohibit the appointment of any such Director to a committee of the Board, such Director nominated by the Investor shall be permitted to attend each such committee meetings as an observer. Pursuant to the Investment Agreement, the Investors and their representatives undertake confidentiality obligations to the Company (under which they cannot disclose any such confidential information to the public), which would apply to board observers. In addition, the Investors agree to use any such information *only in connection with their investment in the Company, their rights and obligations* under the Investment Agreement, and the rights and duties of their nominees as Directors.

PRINCIPAL TERMS OF THE WARRANTS

Issuer

The Company

Number of Warrants

Warrants conferring rights to subscribe for up to a total of 237,417,474 Warrant Shares at an initial Exercise Price of HK$2.725 per Share, subject to certain anti-*dilution adjustments.*

Status

The Warrants will be constituted by a deed poll to be executed by the Company at Closing. The Warrants will not be listed on the Stock Exchange or any other stock market.

Form

The Warrants will be issued in registered form. Definitive certificates will be issued to the Investors as holders of the Warrants.

The Issue Price and Exercise Price

The Warrants are to be issued in conjunction with the Convertible Preferred Shares and there is no separate issue price for the Warrants.

Each Warrant carries the right to subscribe for one Warrant Share at the initial Exercise Price of HK$2.725, subject to certain anti-dilution adjustments. The initial Exercise Price was determined at arm's length between the Investors and the Company on the basis of the share price of the Shares at the time of negotiation, expectations on the future share price performance of the Company and the Investors' consideration of the prospects of the Group at *the time of negotiation.*

The initial Exercise Price represents a premium of 6.86% compared to the closing price of the Shares of HK$2.55 as quoted on the Stock Exchange on 24 March 2005, being the latest closing price before the date of the Investment Agreement, a premium of 9.66% compared to the average closing prices of the Shares of HK$2.485 for the five consecutive trading days up to and including 24 March 2005, a premium of *9.99% compared to the average closing prices of the Shares of HK$2.4773 for the ten* consecutive trading days up to and including 24 March 2005, a premium of 16.70% compared to the average closing prices of the Shares of HK$2.335 for the thirty consecutive trading days up to and including 24 March 2005, and a premium of 20.93% compared to the average closing prices of the Shares of HK$2.253 for the sixty consecutive trading days up to and including 24 March 2005.

An Investor wishing to exchange Warrants pursuant to this right will deliver a notice to the Company, stating the number of Shares for it wishes to subscribe, accompanied by cash in an amount equal to the nominal value of such number of Shares, together with Warrants having an "in the money" value equal to the balance of the Exercise Price for such Shares (after taking into account the cash payment of the nominal value of such Shares). A Warrant's "in the money value" is the excess, if any, of the *current market price for a Share over the Exercise Price. Upon surrender of such* Warrants and cash, the Warrantholder will become entitled to receive the specified number of Shares. For example, if the exercise price of the Warrant is HK$2.725, and the market price of one Share is HK $4.725, the "in-the-money value" of the Warrant would be HK $2.00, and could be used to pay a portion of the exercise price.

The Exercise Price must be paid in cash. However, the Investors will be entitled to pay the portion of the Exercise Price in excess of the nominal value of HK$0.025 per Share using the in-the-money value of other Warrants. Hence, the aggregate amount of cash which the Company will receive upon full exercise of the Warrants cannot be ascertained as at the date of this announcement.

Exercise

The subscription rights attaching to the Warrants may be exercised, in whole or in part, at any time from the Closing Date until the Expiry Date.

Shares that are to be issued upon the exercise of the subscription rights attaching to the Warrants will rank *pari passu* in all respects with the Shares in issue on the exercise date except that they will not be entitled to any rights or entitlement to dividends or distributions the record date for which precedes the exercise date. *Application will be made to the Stock Exchange* for the listing of, and permission to deal in, the Warrant Shares to be allotted and issued upon the exercise of the subscription rights attaching to the Warrants.

Shareholders' approval

The issue of the Warrants and the Warrant Shares to be issued upon the exercise of the subscription rights attaching to the Warrants are subject to the approval by the Shareholders at the Extraordinary General Meeting.

Upon the exercise of the subscription rights attaching to the Warrants in full, 237,417,474 Shares will be issued, representing approximately 3.18% of the existing issued share capital of the Company and approximately 2.63% of the issued share capital as enlarged by the allotment and issue of such Shares and assuming the issue *of up to 1,307,153,271 Shares to IBM upon closing of the IBM Acquisition.*

Transferability

During the first 12 months from and after the Closing Date, the Investors are not permitted to transfer any of the Warrants or the Warrant Shares. From and after the date occurring 12 months and one day after the Closing Date, there will be no restrictions on the transfers of the Warrants or Warrant Shares by the Investors, except as described below.

Subject to exceptions described below, during the first three years after the Closing, Investors' transfers of Warrants to third parties in private transactions will be subject to a right of first refusal on the part of the Company, while transfers pursuant to market transactions and those effected through brokers will be subject to the Company's right of first offer. *Transfers of Warrants among Investors will not be subject to these* rights.

In addition, transfers of Warrants and Warrant Shares by the Investors to any person who holds, or would hold, as a result of any such transfer, more than 4.9% of the issued share capital of the Company, or, to certain designated competitors of the Company, will be restricted when it can be ascertained that the purchaser meets the foregoing criteria. Designated competitors generally include any person, together with its controlled affiliates, primarily engaged in the computer business that has, together with its controlled affiliates annual consolidated gross revenues, in excess of US$1,000,000,000.

Voting and other rights of the Warrantholders

The Warrantholders shall not have any right to attend or vote at any general meeting of the Company by virtue of holding the Warrants. The Warrantholders shall have the right, when the Company proposes to issue shares at below the then current market value, to subscribe in such proposed issue for shares on the same terms as that *offered by the Company to other subscribers, unless such shares are being* (1) sold as part of an underwritten offering at a price of no less than 97% of the then current market value (which is intended to reflect customary underwriting discounts and commissions paid to the underwriters in such offering), (2) issued as part of a share dividend, (3) issued as part of a reclassification of the Company's securities, or (4) issuance in connection with an employees benefit plan approved by the Company's board. *In addition, the Exercise Price for the Warrants will be adjusted to account for* stock dividends, stock splits, reclassifications and below market issuances in which a Warrantholder elects not to participate.

SHAREHOLDING STRUCTURE

Based on the information available to the Directors as at 29 March 2005, set out below are the shareholding structures of the Company as at that date and upon full conversion of the Convertible Preferred Shares and the initial closing of the IBM Acquisition.

	As at 29 March 2005 Number and class of shares	Percentage of voting rights (approx.)	After the issue of Convertible Preferred Shares and the Initial Closing of the IBM Acquisition Number and class of shares	Percentage of voting rights (approx.)
Legend Holdings Limited	4,229,319,971 Shares	56.6%	4,229,319,971 Shares	45.5%
IBM (please see notes below)	-	-	1,307,153,271 Shares (Note 2)	8.8%
TPG	-	-	1,560,000 Convertible Preferred Shares	6.2%
General Atlantic Group	-	-	780,000 Convertible Preferred Shares	3.1%
Newbridge Capital Group	-	-	390,000 Convertible Preferred Shares	1.5%
Directors	58,940,000 Shares	0.8%	58,940,000 Shares	0.6%
Public	3,186,036,137 Shares	42.6%	3,186,036,137 Shares	34.3%
		100.0%		100.0%

Notes:

1. No figures as to the number of Shares and Non-voting Shares to be issued to IBM are provided in the above table as the exact numbers of Shares and Non-voting Shares to be issued to IBM will only be fixed upon initial closing of the IBM Acquisition.

2. 1,307,153,271 Shares to be issued to IBM represent the "Base Consideration Shares" described in the IBM Circular. If the Company applies US$150 million from the proceeds from the issue of the Convertible Preferred Shares and the Warrants to pay IBM, the Company will not issue the 435,717,757 Excess Shares (as defined in the IBM Circular) to IBM. Under the Asset Purchase Agreement in relation to the IBM Acquisition, IBM will take Excess Shares, representing up to 435,717,757 Shares or Non-voting Shares, as settlement of the consideration. However, instead of issuing the Excess Shares to IBM, the Company may pay cash to IBM. The value of 435,717,757 Excess Shares calculated by reference to the formula set out in the Asset Purchase Agreement amounts to approximately US$150 million. The cash payment alternative was disclosed in the IBM Circular.

   Among the "Base Consideration Shares", the exact numbers of Shares and Non-voting Shares to be issued to IBM will only be determined upon initial closing of the IBM Acquisition. Further, pursuant to the Company Agreement as described in the IBM Circular, IBM may convert such number of its Non-voting Shares up to 9.9% of the outstanding voting capital stock of the Company into Shares. It is possible that IBM will hold Shares up to 9.9% of total voting capital stock of the Company, being 931,394,524 Shares (assuming that the Convertible Preferred Shares have been issued and IBM has converted 110,139,957 Non-voting Shares to Shares), while the balance will be held in 375,758,747 Non-voting Shares.

3. Assuming 821,234,567 Shares and 485,918,702 Non-voting Shares will be issued to IBM upon the initial closing of the IBM Acquisition.


As at 29 March 2005
Legend Holdings Limited
Directors
Public
56.6%
0.8%
42.6%
the Company
Immediately upon the issue of the Convertible Preferred Shares and the Initial closing of the IBM Acquisition
Legend Holdings Limited
IBM
TPG
General Atlantic Group
Newbridge Capital Group
Directors
Public
45.5%*
8.8%*
6.2%*
3.1%*
1.5%*
0.6%*
34.3%*
the Company

* Represents percentage of the total issued capital of the Company (comprising Shares, Non-voting Shares and Shares converted from the Convertible Preferred Shares) and assuming: (a) up to 1,307,153,271 Shares will be issued to IBM upon the initial closing of the IBM Acquisition; and (b) no Warrants have been exercised.

A Convertible Preferred Shareholder (individually or in aggregate with its associates) having the rights to exercise 10% or more of the voting rights of the Company will be regarded as a substantial shareholder of the Company (as defined in the Listing Rules) and thus a connected person of the Company (as defined in the Listing Rules).

USE OF PROCEEDS

The net proceeds from the issue of the Convertible Preferred Shares and the Warrants after deducting the relevant expenses are expected to be approximately US$347 million. The Directors intend to apply the proceeds from the issue of the Convertible Preferred Shares and the Warrants as to approximately US$150 million to satisfy part of the consideration payable to IBM for the IBM Acquisition, and as to the balance for general corporate purposes. The payment of US$150 million in cash to IBM would reduce 435,717,757 shares in the capital of the Company which would otherwise be issuable to IBM as consideration for the IBM Acquisition. Pursuant to the Investment Agreement, the initial closing of the IBM Acquisition is one of the condition precedents to the closing of the Investment Agreement. It is expected that the closing IBM Acquisition shall either occur contemporaneously or before the closing of Investment Agreement.

As mentioned in the paragraph entitled "The Issue Price and Exercise Price" above, the aggregate amount of cash which the Company will receive upon full exercise of the Warrants cannot be ascertained as at the date of this announcement. The Company intends to use the proceeds arising from the exercise of Warrants for general corporate purposes.

GENERAL

The principal activity of the Company is investment holding. The principal activities of the Group are the provision of advanced information technology products and services in the PRC. In December 2004, the Company announced a definitive agreement for the acquisition of IBM's global desktop computer and notebook computer business.

The terms of the Convertible Preferred Shares and the Warrants were negotiated at arm's length between the Company and the Investors. The Directors consider that the issue of the Convertible Preferred Shares and Warrants provides an alternative funding means to the Company and part of the proceeds from the issue of the Convertible Preferred Shares and Warrants will be used to satisfy part of the consideration payable to IBM for the IBM Acquisition. In addition, the Directors consider that the Investors offer expertise and experience that are expected to be valuable to the Company. The Directors consider that the terms of the Convertible Preferred Shares and the Warrants are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

Subject to any applicable laws or regulations, the Listing Rules and decisions of any applicable authority, the Major Shareholder has, under the Voting Undertaking, undertaken and agreed with the Investors to vote (or procure to be voted) in favour of the Investment Agreement and any other agreements relating to the transactions mentioned therein, and any action and transaction contemplated under such *agreements* at any shareholder meeting and Board meeting, including the resolutions to be proposed at the Extraordinary General Meeting and the appointment of the Directors to be designated by the Investors as described in this announcement.

Save as the Warrants to be issued and the 516,100,000 outstanding share options granted under the Company's share option schemes, there are no other warrants, *options, or similar securities conferring rights to subscribe for Shares outstanding* as at the date of this announcement.

A circular containing further details of the terms of in the Investment Agreement, the Convertible Preferred Shares, the Warrants and the proposed amendments to the Articles of Association, together with the notice of the Extraordinary General Meeting and the form of proxy, will be distributed to the Shareholders as soon as possible.

Neither the Major Shareholder nor its associates has any interest in the Investment Agreement, the proposed issue of the Convertible Preferred Shares and the Warrants which is different from that of the other Shareholders. Hence, the Major Shareholder will not be required to abstain from voting at the Extraordinary General Meeting. The Company is not aware of any Shareholder who will need to abstain from voting at the Extraordinary General Meeting.

TPG, the General Atlantic Group and the Newbridge Capital Group and the Investors do not own any shares in Lenovo or its subsidiaries. Certain of TPG's associates, however, are "portfolio companies" in which TPG has invested. These investments are managed separately, rather than as part of a centrally managed corporate group. TPG generally does not collect information regarding the equity interests that its *portfolio companies may hold in other companies.*

RESUMPTION OF TRADING

On the application of the Company, trading in the Shares was suspended from 10:06 a.m. on 24 March 2005 pending the release of this announcement. The Company has applied *for* resumption of trading in the Shares with effect from 9:30 a.m. on 31 March 2005.

DEFINITIONS

In this announcement, unless the context requires otherwise, the following terms have the meanings as set out below:

"Articles of Association"	the articles of association of the Company
"Board"	the board of Directors of the Company
"Closing"	closing of the subscription of the Convertible Preferred Shares and the Warrants
"Closing Date"	the date on which Closing takes place in accordance with the terms of the Investment Agreement
"Company"	Lenovo Group Limited, a company incorporated in Hong Kong with limited liability, the Shares of which are listed on the Stock Exchange
"Convertible Preferred Shareholders"	holders of the Convertible Preferred Shares
"Convertible Preferred Shares"	Series A Cumulative Convertible Preferred Shares of nominal value HK$9.175 each in the share capital of the Company
"Directors"	the directors of the Company
"Extraordinary General Meeting"	the extraordinary general meeting of the Company to be held for considering and, if thought fit, approving, among others, the issue of the Convertible Preferred Shares and the Warrants and the proposed amendments to the Articles of Association
"Exercise Price"	HK$2.725 per Share, subject to certain anti-dilution adjustments
"Expiry Date"	the fifth anniversary of the Closing Date
"General Atlantic Group"	collectively, General Atlantic Partners (Bermuda), L.P., GAPSTAR, LLC, GAP *Coinvestments III*, LLC, GAP Coinvestments IV, LLC and GAPCO GmbH & Co. KG and affiliates that are under common control with such entities
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong Dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"IBM"	International Business Machines Corporation
"IBM Acquisition"	the Group's acquisition of IBM's global desktop *computer and notebook computer business, details of* which are contained in the IBM Circular
"IBM Circular"	the circular of the Company in relation to the IBM Acquisition dated 31 December 2004
"Investment Agreement"	the agreement entered into between the Company and the Investors dated 30 March 2005 in relation to the issue of the Convertible Preferred Shares and the Warrants
"Investor Group"	General Atlantic Group, Newbridge Capital Group or TPG Group (as the case may be)
"Investors"	TPG IV Acquisition Company LLC, General Atlantic Partners (Bermuda), L.P., GAPSTAR, LLC, GAP Coinvestments III, LLC, GAP Coinvestments IV, LLC, GAPCO GmbH & Co. KG and Newbridge Asia Acquisition Company LLC; and the term "Investor" shall mean any one of them
"Listing Rules"	the Rules Governing the Listing *of Securities on the* Stock Exchange
"Major Shareholder"	Legend Holdings Limited, the controlling shareholder of the Company holding approximately 57% of all the Shares in issue as at the date hereof
"Maturity Date"	the seventh anniversary of the Closing Date
"Newbridge Capital Group"	collectively Newbridge Asia Acquisition Company LLC and affiliates that are under common control with such entity
"Shares"	ordinary shares of nominal value of HK$0.025 each in the share capital of the Company
"Shareholders"	holders of the Shares
"Stated Value"	HK$1,000 per Convertible Preferred Share
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"TPG"	collectively TPG IV Acquisition Company LLC and *affiliates that are under common control with such entity*
"US$"	United States Dollars, the lawful currency of the United States of America
"Voting Undertaking"	the voting undertaking entered into by the Major Shareholder in favour of the Investors on 30 March 2005
"Warrantholders"	holders of the Warrants
"Warrants"	237,417,474 unlisted warrants to be issued by the Company entitling the Warrantholders to subscribe for the same number of new Warrant Shares at the Exercise Price at any time from the Closing Date up to the Expiry Date (both dates inclusive)
"Warrant Shares"	new Shares to be issued upon the exercise of the subscription rights attaching to the Warrants

This announcement contains translation between HK$ and US$ at HK$7.80 = US$1.00. The translation shall not be taken as representation that the HK$ amount could actually be converted into US$ at that rate, or at all.

As of the date of this announcement, the Executive Directors are Mr. Liu Chuanzhi, Mr. Yang Yuanqing, Ms. Ma Xuezheng. Non-executive Director is Mr. Zeng Maochao, and Independent Non-executive Directors are Mr. Wong Wai Ming, Professor Woo Chia-Wei, and Mr. Ting Lee Sen.

By Order of the Board
Liu Chuanzhi
Chairman

Hong Kong, 30 March 2005

The English text of this announcement shall prevail over the Chinese text.

lenovo联想

Lenovo Group Limited 聯想集團有限公司

(於香港註冊成立的有限公司)

(股份代號：992)

發行非上市可換股優先股
及非上市認股權證

於二零零五年三月三十日，本公司與投資者訂立投資協議，據此，投資者同意認購及本公司同意按發行價每股股份1,000港元發行2,730,000股非上市可換股優先股及可認購237,417,474股股份的非上市認股權證，總現金代價為350,000,000美元。

可換股優先股帶有固定累積優先現金股息，每季按每股可換股優先股面值4.5%年息支付。本公司或可換股優先股股東可選擇於到期日後隨時按相等於設定價格的價格贖回全部或部分可換股優先股連同應計及未付股息。此外，可換股優先股股東有權於本公司控制權變動時要求本公司提呈購回全部或部分可換股優先股，購買價相等於可換股優先股設定價格的101%加100%應計及未付股息。

可換股優先股股東可選擇隨時以轉換價每股2.725港元將每股可換股優先股轉換為股份(可作出若干反攤薄調整)。根據投資協議將予發行的可換股優先股將可按轉換價每股2.725港元轉換為合計1,001,834,862股股份，佔本公司於本公告日期現有已發行股本總額約13.40%及本公司經認股權證獲全面行使時發行權證股份和假設IBM收購交割時向IBM發行最多1,307,153,271股股份擴大後已發行股本約10.24%。

每份認股權證附有權利可按行使價認購一股本公司股份(可作出若干反攤薄調整)。認股權證持有人可於交割日至到期日期間內全部或部分行使附於認股權證的認購權以認購股份。假設認股權證獲全數行使，本公司將發行237,417,474股權證股份，佔本公司於本公告日期現有已發行股本總額約3.18%及本公司經認股權證獲全面行使時發行權證股份和假設IBM收購交割時向IBM發行最多1,307,153,271股股份擴大後已發行股本約2.63%。

可換股優先股及認股權證將不會於聯交所或任何其他股票市場上市。然而，本公司將申請於認股權證獲行使及於可換股優先股獲轉換時可予發行的股份於聯交所上市。

關於建議發行可換股優先股，董事會提呈一項特別決議案以修訂公司細則。

交割的條件(其中包括)如下：

(a) 已獲聯交所批准發行可換股優先股及認股權證；

(b) 於股東特別大會股東以特別決議案通過發行及配發可換股優先股(須獲75%股東批准)及通過公司細則的建議修訂(將授權設置優先股及發行可換股優先股)，以及股東以普通決議案通過發行認股權證及股份(於行使認股權證及轉換可換股優先股時發行)；

(c) 聯交所上市委員會批准因認股權證獲行使及於可換股優先股獲轉換時須發行的任何股份上市及買賣；

(d) IBM收購之首次交割於交割之時同時或之前發生；

(e) 投資協議內所訂明的交易已獲本公司及IBM的資金提供者同意；及

(f) 自投資協議日期以來本集團的狀況並無重大逆轉。

一份載有投資協議、可換股優先股及認股權益條款及公司細則建議修訂詳情，連同股東特別大會通告及代表委任表格的通函，將盡快寄發予股東。

董事擬動用發行可換股優先股及認股權證所得的款項約150,000,000美元，向IBM支付IBM收購的部分代價，而餘額則用作一般公司用途。

可換股優先股及認股權證的條款乃經本公司與投資者公平磋商釐定。董事認為鑒於發行可換股優先股及認股權證為本公司提供另一個集資途徑，以及有關部分所得款項將用於支付有關IBM收購而應付予IBM的部分代價。此外，董事認為預期投資者可提供對本公司有價值的專業知識及經驗。董事認為優先股及認股權證的條款乃公平合理及符合本公司及股東的整體利益。

應本公司要求，股份由二零零五年三月二十四日上午十時零六分起暫停買賣，以待發出本公告。本公司已申請股份由二零零五年三月三十一日上午九時三十分起恢復買賣。

投資協議

日期： 二零零五年三月三十日

訂約各方： (a) 發行人： 本公司

(b) 投資者： *TPG IV Acquisition Company LLC*
General Atlantic Partners (Bermuda), L.P.
GAPSTAR, LLC
GAP Coinvestments III, LLC
GAP Coinvestments IV, LLC
GAPCO GmbH & Co. KG
Newbridge Asia Acquisition Company LLC

根據投資協議，投資者已同意認購及本公司已同意發行2,730,000股可換股優先股連同可按初步行使價每股股份2.725港元(可作出若干反攤薄調整)認購最多合共237,417,474股權證股份的認股權證，總現金代價350,000,000美元(約2,730,000,000港元)。每位投資者已同意認購下列數量的可換股優先股及認股權證：

買方	可換股優先股數目	認股權證數目	佔本公司經擴大已發行股本百分比* *(附註1)*
TPG IV Acquisition Company LLC	1,560,000	135,667,128	5.851%
General Atlantic Partners (Bermuda), L.P. *(附註2)*	715,145	62,193,400	2.682%
GAPSTAR, LLC *(附註2)*	9,750	847,920	0.037%
GAP Coinvestments III, LLC *(附註2)*	42,737	3,716,658	0.160%
GAP Coinvestments IV, LLC *(附註2)*	11,149	969,596	0.042%
GAPCO GmbH & Co. KG *(附註2)*	1,219	105,990	0.005%
Newbridge Asia Acquisition Company LLC	390,000	33,916,782	1.463%
合計	2,730,000	237,417,474	10.240%

附註：

1. 假設全數轉換可換股優先股及全面行使認股權證及於IBM收購交割時向IBM發行最多1,307,153,271股股份。

2. 分配予General Atlantic Partners (Bermuda), L.P.、GAPSTAR, LLC、GAP Coinvestments III, LLC、GAP Coinvestments IV, LLC、及GAPCO GmbH & Co. KG各自之可換股優先股及認股權證數目乃可予更改。然而，分配予General Atlantic Partners (Bermuda), L.P.、GAPSTAR, LLC、GAP Coinvestments III, LLC、GAP Coinvestments IV, LLC、及GAPCO GmbH & Co. KG之可換股優先股及認股權證之總數則不會改變。

投資者資料

TPG集團

Texas Pacific Group或TPG乃一家領先環球私人股票投資公司，目前管理超過130億美元承擔股本。TPG的投資組合公司的收入合共逾350億美元及聘用超過500,000名員工。TPG為投資科技的領先環球私人股票投資者，其投資包括MEMC Electronic Materials、ON Semiconductor、Seagate Technology、Business Objects、Conexant Semiconductor、Eutelsat、Isola、Network General、Paradyne Networks及Smart Modular。TPG的其他投資包括Burger King、Continental Airlines、Del Monte Foods、Ducati Motorcycles及J. Crew。TPG集團的據點設於沃夫茲堡、德薩斯州、三藩市及倫敦。

TPG IV Acquisition Company LLC乃一家有限公司，由TPG管理的基金全資擁有，專為持有擬投資本公司而成立。TPG為一家私人股票投資公司，透過收購不同行業公司的權益進行財務投資。若干投資組合公司載列於上文。

可換股優先股附有的投票權及其他權利

每股可換股優先股將以「猶如」已轉換基準投票。每股可換股優先股持有人將有權就將以可換股優先股投票的任何股東大會記錄日期營業時間結束時一股可換股優先股可轉換的股份中每一完整股份，享有一票投票權。可換股優先股持有人有權在本公司以低於當時市值發行股份時以其他認購人相同條款認購股份，惟該等股份(1)作為包銷發售之部分以不低於當時市值97%之價格出售(用作反映在該發售中支付予包銷商的一般包銷折扣及佣金)；(2)作為股息一部分而發行；(3)作為本公司證券重組之一部分而發行；或(4)作為本公司董事會批准之僱員福利計劃而發行者除外。此外，可換股優先股轉換價將予調整以計及股息、股份拆細、重訂類別及持有人不選擇參與的市場外發行。

可換股優先股持有人及股份持有人各自的權利的比較載列如下：

	可換股優先股	股份
投票權	按「猶如」已轉換股份基準投票	一股一票
股息	享有每季累積4.5%股息，如股息未按時支付則享有額外股息	享有本公司如分派之股息
反攤薄	含反攤薄保護	除非享有合約優先選擇權，否則無反攤薄保護
轉換	可轉換為股份	不可轉換
優先	優先股息及清盤支付	無優先支付權
地位	地位較股份為高	地位較可換股優先股為低

附註：

A. 包括向下調整轉換價格，倘於可換股優先股原有發行後之任何時間，本公司(1)就股份派發股息或其他分派(該股息全數或部分以股份支付)；(2)分拆任何尚餘股份為更大之股份數目；(3)以證明其負債或資產方式分派若干特別股息，受特殊情況規限；(4)以低於市價發行其股份；(5)分派超過特定方程式之現金股息；(5)重定其股份為股份以外之證券。

B. 以相當於每股2,725港元之轉換價轉換為股份，惟須根據上述反攤薄規定作出若干調整。

董事會組成及代表

於交割日開始起至交割日第三年屆滿止的期間，董事會將由不超過12位董事組成，其中四位為獨立非執行董事及至少兩位為本公司管理層成員。

TPG及Newbridge集團有權指派合共兩名人士參選加入董事會，於交割日三年後按本公司選擇該數目可減至一名人士。在不抵觸以上本公司的權利下，只要TPG及Newbridge集團合計實益擁有最少於交割日發行予彼等的可換股優先股(或於可換股優先股獲轉換時可發行的股份)數目50%，TPG集團有權指派兩名上述人士；而只要TPG及Newbridge集團合計實益擁有於交割日發行予彼等的可換股優先股(或於可換股優先股獲轉換時可發行的股份)數目25%，TPG有權指派一名上述人士。

只要General Atlantic集團實益擁有於交割日發行予General Atlantic集團的可換股優先股(或於可換股優先股獲轉換時可發行的股份)數目50%，General Atlantic集團有權指派一名人士參選加入董事會。

倘董事會以真誠釐定投資者指派提名以參選加入董事會的任何個別人士不符合董事會的誠信責任，則該名投資者有權指派另一位個別人士提名參選董事會。本公司亦須促使由投資者提名的個別人士獲選加入董事會，包括將該等人士列入推薦選舉的被提名人名單以及為選舉該等人士而尋求委任代表。倘投資者提名之人士不被選入董事會，本公司必須合理地盡力促使一名董事辭任及選舉一名由投資者提名的人士補替其作為董事。

只要任何投資者有權指派個別人士參選董事會，至少一名被委任董事的該個別人士須獲委任為各董事委員會的成員。倘上市規則禁止委任任何該董事加入董事委員會，該名獲投資者提名的個別人士須獲准以觀察員身份出席各董事委員會。根據投資協議，投資者及彼等的代理向本公司作出保密責任承諾(據此彼等不得向公眾披露任

截至二零零五年三月二十九日


Legend Holdings Limited
董事
公眾人士
56.6%
0.8%
42.6%
本公司

緊接發行可換股優先股及IBM收購初步交割後


Legend Holdings Limited
IBM
TPG
General Atlantic 集團
Newbridge Capital 集團
董事
公眾人士

• 指全部已發行股本(包括股份權、非投票權股份及由優先股轉換的股份)百分比及假設：(a)最多1,307,153,271股股份將於IBM收購初步交割時發行予IBM；及(b)概無認股權證已獲行使。

有權行使本公司10%或以上投票權可換股優先股持有人(個別或與其聯繫人士合共)將被視為本公司的主要股東(定義見上市規則)及因此為本公司的關連人士(定義見上市規則)。

所得款項用途

發行可換股優先股及認股權證的所得款項淨額於扣除有關開支後預期約為347,000,000美元。董事擬動用發行可換股優先股及認股權證所得的款項約150,000,000美元，向IBM支付IBM收購的部分代價，而餘額則用作一般公司用途。相對於向IBM發行股份作為支付IBM收購代價方式，以現金向IBM支付150,000,000美元，可減低IBM持有本公司股本中的435,717,757股股份。根據投資協議，IBM收購初步交割是投資協議交割的其中一項先決條件。目前預期IBM收購將與投資協議交割同步交割或於投資協議六割前交割。

誠如以上「發行價及行使價」分段所述，於本通函日期，未能確定全數行使認股權證後本公司將收取之現金總額。本公司有意將行使認股權證所得款項用於一般公司用途。

一般資料

本公司的主要業務為投資控股。本集團的主要業務為在中國提供先進的信息科技產品和服務。於二零零四年十二月，本公司宣佈一項確定協議，乃有關本公司收購IBM的全球台式電腦及筆記本電腦業務。

可換股優先股及認股權證的條款乃經本公司與投資者公平磋商釐定。董事認為鑒於發行可換股優先股及認股權證為本公司提供另一個集資途徑，以及有關部分所得款項將用於支付有關IBM收購而應付予IBM的部分代價。此外，董事認為投資者可提供對本公司預期有價值的專業知識及經驗。董事認為可換股優先股及認股權證的條款乃公平合理及符合本公司及股東的整體利益。

在不抵觸任何適用法例或法規、上市規則及任何適用機構的決定的情況下，主要股東根據投資協議向投資者承諾及同意在任何股東大會及董事會會議上投票贊成投資協議及有關本公佈所述的交易的任何其他協議，以及根據該等協擬進行的任何行動

TPG為投資科技的領先環球私人股票投資者，其投資包括MEMC Electronic Materials、ON Semiconductor、Seagate Technology、Business Objects、Conexant Semiconductor、Eutelsat、Isola、Network General、Paradyne Networks及Smart Modular。TPG的其他投資包括Burger King、Continental Airlines、Del Monte Foods、Ducati Motorcycles及J. Crew。TPG集團的據點設於沃夫茲堡、德薩斯州、三藩市及倫敦。

TPG IV Acquisition Company LLC乃一家有限公司，由TPG管理的基金全資擁有，專為持有擬投資本公司而成立。TPG為一家私人股票投資公司，透過收購不同行業公司的權益進行財務投資。若干投資組合公司載列於上文。

General Atlantic集團

General Atlantic集團乃一家領先環球私人股票投資公司，專注於投資提供資訊科技或利用資訊科技推動增長的公司。投資公司與General Atlantic LLC加盟按公平磋商原則向投資組合公司作出投資。General Atlantic目前在中國的投資包括Vimicro及Digital China。該公司創立於一九八零年，被管理的資金約80億美元。General Atlantic投資逾140家公司，目前擁有逾50家公司的股權，其中超過半數位於美國境外。General Atlantic的辦事處遍佈格林威爾、紐約、帕洛阿圖、華盛頓、倫敦、杜塞爾多夫、新加坡、東京、孟買、香港及聖保羅。

General Atlantic Partners (Bermuda), L.P.、GAPSTAR, LLC、GAP Coinvestments III, LLC、GAP Coinvestments IV, LLC及GAPCO GmbH & Co. KG為聯屬投資公司。General Atlantic Partners (Bermuda), L.P.的一般合夥人為GAP (Bermuda) Limited。GAPSTAR, LLC的唯一股東是General Atlantic LLC。General Atlantic LLC的董事總經理為GAP (Bermuda) Limited的高級行政人員及董事，並控制由GAPCO GmbH & Co. KG擁有的證券的投票權及投資權。此外，GAP Coinvestments III, LLC及GAP Coinvestments IV, LLC的董事總經理為General Atlantic LLC.的董事總經理。

據董事所知、所得資料及所信，並經一切合理查詢後，General Atlantic集團各成員與Texas Pacific集團及Newbridge Capital集團並無關係及General Atlantic集團各成員，乃獨立於Texas Pacific集團及Newbridge Capital集團的第三方。

Newbridge Capital集團

Newbridge Capital集團乃其中一家率先投資亞洲的私人股票公司，管理資金逾17億元，於一九九四年由Texas Pacific集團及Blum Capital Partners創辦。Newbridge為專門投資亞洲的亞洲領先私人股票投資公司。該公司的辦事處遍佈香港、三藩市、上海、東京、漢城、孟買及墨爾本。Newbridge於以下公司擁有重大投資：Hanaro Telecom、Japan Telecom、Korea First Bank、Matrix Laboratories及深圳發展銀行。

Newbridge Asia Acquisition Company LLC乃一家有限公司，由Newbridge管理的基金全資擁有，專為持有本公司的建議投資而成立。Newbridge乃一家私人股票投資公司，透過收購不同行業公司的權益進行財務投資。若干該等投資組合公司載列於上文。

Newbridge Asia Acqusition Company LLC乃由一家公司間接控制，該公司50%權益由TPG IV Acqusition Company LLC.共同控制的公司擁有，其餘50%權益由另一家私人股票投資公司Blum Investment Partners控制的公司擁有。

除本公佈披露者外，各投資者及其最終實益擁有人及基金經理乃獨立於其他投資者及其最終實益擁有人及基金經理。

基於投資者提供之以上資料及據董事所知、所得資料及所信並經合理查詢後，各投資者TPG、Newbridge Capital集團及General Atlantics集團均為獨立於本公司及本公司任何關連人士之獨立第三方。

條件及完成

交割的條件(其中包括)為：

(a) 已獲聯交所批准發行可換股優先股及認股權證；

(b) 於股東特別大會股東以特別決議案通過發行及配發可換股優先股(須75%股東批准)及通過公司細則(將授權設置優先股及發行可換股優先股)的建議修訂，以及股東以普通決議案通過發行認股權證及股份(於認股權證獲行使及轉換可換股優先股時發行)；

(c) 聯交所上市委員會批准因認股權證獲行使及於可換股優先股獲轉換時須發行的任何股份上市及買賣；

(d) IBM收購之首次交割於發行可換股優先股及認股權證交割之時同時或之前發生；

(e) 投資協議內所訂明的交易已獲本公司及IBM的資金提供者同意；及

(f) 自投資協議日期以來本集團的狀況並無重大逆轉。

交割的時間現時預定為達成上述所有條件後第三個營業日，惟不得遲於二零零五年九月三十日。

可換股優先股的主要條款

形式

可換股優先股將僅以記名形式發行。正式股票將發給作為可換股優先股持有人的投資者。

優先股息

可換股優先股帶有固定累積優先現金股息，按每股可換股優先股設定價格每年4.5%利率計算。如本公司根據法律或本公司的銀行信貸融資無法支付以上股息，則本公司可遞延支付現金股息。倘本公司已遞延支付股息，則本公司不得支付較低優先性證券包括普通股的現金股息直至所有該等遞延股息全數支付為止。倘本公司未能於到期時支付現金股息，則可換股優先股持有人將有權按4.5%利率收取該等於到期時未付的現金股息的額外利息。不會就未付股息發行任何額外可換股優先股。此外，在此情況下，本公司被禁止支付任何次級證券(包括股份)現金股息。

贖回及購回

本公司或可換股優先股持有人可選擇於到期日後隨時按相等於設定價格的價格全部或部分贖回可換股優先股連同應計及未付股息。此外，可換股優先股持有人有權於本公司控制權變動時要求本公司提呈購回全部或部分可換股優先股，購買價相等於可換股優先股設定價格的101%連同100%應計及未付股息。

轉換

可換股優先股股東可選擇隨時以相等於設定價格除以2.725港元將每股可換股優先股轉換為股份(可作出若干反攤薄調整)。於轉換可換股優先股時將予發行的股份將與轉換日期已發行的股份在各方面享有同等權益，惟該等股份不享有於轉換日期前的記錄日期派發的股息或分派的任何權利或份額。

可換股優先股將不會在聯交所或任何其他證券交易所上市。然而，本公司將申請於可換股優先股轉換時將予發行的股份在聯交所上市。

股東批准

發行可換股優先股及於可換股優先股轉換時將予發行的股份須於股東特別大會上獲股東的批准(請參閱下文「股權架構」一段內的表中附註2)。

於轉換全部可換股優先股後，將發行1,001,834,862股股份，佔本公司現有已發行股本約13.40%(即已發行7,474,796,108股股份)及經配發及發行該等股份和假設IBM收購交割時向IBM發行最多1,307,153,271股股份擴大後已發行股本的10.24%。

可轉讓性

於交割日起計首12個月內，投資者不准轉讓任何可換股優先股或於轉換可換股優先股時可予發行的股份。由交割日後第12個月零一日起及其後，除下述者外，投資者可轉讓可換股優先股或於轉換可換股優先股時可予發行的股份而不受限制。

投資者不得向任何持有或因有關轉讓而持有本公司已發行股本超過4.9%的人士，或向本公司的某些指定競爭者轉讓可換股優先股(當可確定受讓方符合前述條件時)。指定競爭者一般包括主要從事電腦業務的任何人士連同其控制聯屬公司，而有關人士連同其控制聯屬公司擁有超過每年綜合收益總額1,000,000,000美元。

[illegible]須促使由投資者提名的個別人士獲選加入董事會，包括將該等人士列入推薦[illegible]被提名人名單以及為選舉該等人士而尋求委任代表。倘投資者提名之人士不被選入董事會，本公司必須合理地盡力促使一名董事辭任及選舉一名由投資者提名的人士補替其作為董事。

只要任何投資者有權指派個別人士參選董事會，至少一名被委任董事的該個別人士須獲委任為各董事委員會的成員。倘上市規則禁止委任任何該董事加入董事委員會，該名獲投資者提名的個別人士須獲准以觀察員身份出席各董事委員會。根據投資協議，投資者及彼等的代表向本公司作出保密責任承諾(據此彼等不得向公眾披露任何該等機密資料)，此亦適用於董事會觀察員。此外，投資者同意僅使用與彼等於本公司投資有關、彼等根據投資協議的權利及責任及彼等作為董事的權利及義務的該等資料。

認股權證的主要條款

發行人

本公司

認股權證數目

賦予權利可按初步行使價每股股份2.725港元(可作出若干反攤薄調整)認購最多合共237,417,474股權證股份的認股權證。

地位

認股權證將由本公司於交割時簽立的單邊契據構成。認股權證將不會於聯交所或任何其他股票市場上市。

形式

認股權證將以記名形式發行。正式證書將發給作為認股權證持有人的投資者。

發行價及行使價

認股權證將與可換股優先股一併發行，因此認股權證並無獨立發行價。

每份認股權證附帶權利可按初步行使價2.725港元認購一股權證股份(可作出若干反攤薄調整)。初步行使價乃投資者與本公司按公平磋商基準，根據磋商期間的股份股價、本公司股價未來表現期望及磋商期間投資者對本集團前境的考慮而釐定。

初步行使價較股份於二零零五年三月二十四聯交所收市報價2.55港元(即投資協議日期前最後收市價)溢價約6.86%，較股份截至二零零五年三月二十四(包括該日)止連續五個交易日平均收市價2.485港元溢價約9.66%，較股份截至二零零五年三月二十四(包括該日)止連續十個交易日平均收市價2.4775港元溢價約9.99%，較股份截至二零零五年三月二十四(包括該日)止連續三十個交易日平均收市價2.335港元溢價約16.70%，及較股份截至二零零五年三月二十四(包括該日)止連續六十個交易日平均收市價2.253港元溢價約20.93%。

投資者欲根據此項權利交換認股權證將向本公司送達通知，列明其欲認購之股份數目，連同相等於該等股份數目面值的現金款項，以及「價內」值相等於該等股份行使價餘額的認股權證(經計及該等股份面值的現金付款)。認股權證的「價內值」指股份現時市價超出行使價的部分(如有)。於交回該等認股權證及現金後，認股權證持有人將有權收取所述數目的股份。例如，倘認股權證行使價為2.725港元而一股股份之市價為4.725港元，則認股權證之「價內值」為2.00港元及可用作支付部份行使價。

行使價而以現金支付。然而，投資者將有權以其他認股權證的價內值支付超過每股面值0.025港元的行使價的部分。因此，於認股權證獲全面行使時本公司將收取之現金合計總額於本公佈日期未能確定。

行使

由交割日起至到期日止任何時間，認股權證附有的認購權可予全部或部分行使。

於認股權證附有的認購權獲行使時將予發行的股份會在各方面與於行使日的已發行股份享有同等權益，惟不會享有記錄日期為行使日前的股息或分派的任何權利或資格。本公司將申請於認股權證附有的認股權證獲行使時配發及發行的權證股份於聯交所上市及買賣。

股東批准

發行認股權證及行使認股權證所附認購權時將予發行的權證股份須待股東在股東特別大會上批准後，方可實行。

行使認股權證所附認購權時，將須發行237,417,474股股份，佔本公司現有已發行股本約3.18%及佔經配發及發行有關股份和假設IBM收購交割時向IBM發行最多1,307,153,271股股份擴大後的已發行股本約2.63%。

可轉讓性

於交割日起計首12個月內，投資者不准轉讓任何認股權證或權證股份。由交割日後第12個月零一日起及其後，除下述者外，投資者可轉讓認股權證及權證股份而不受限制。

除下述例外情況外，於交割後首三年，投資者於私人交易中向第三方轉讓認股權證時，本公司享有優先受讓權，而根據市場交易或透過經紀進行的轉讓，則本公司將享有優先要約權。投資者間進行之轉讓不受此等權利所限。

此外，投資者不得向任何持有或因有關轉讓而持有本公司已發行股本超過4.9%的人士，或向本公司的某些指定競爭者轉讓認股權證或權證股份(倘可確定買方符合上述條件)。指定競爭者一般包括主要擁有超過1,000,000,000美元或綜合收益總額而從事電腦業務的任何人士連同其控制聯屬公司。

認股權證持有人的投票權及其他權利

認股權證持有人無權僅以持有認股權證出席本公司任何股東大會或在會上投票。認股權證持有人有權在本公司以低於當時市值發行股份時參與本公司的任何股份發售或認購股份的權利，惟(1)作為包銷發售之部分以不低於當時市值97%之價格出售；(2)作為股息一部分而發行；(3)作為本公司證券重組之一部分而發行；或(4)作為本公司董事會批准之僱員福利計劃而發行者除外。此外，本公司向股份持有人的分派可能對行使價產生若干反攤薄調整(若干情況例外)。

股權架構

根據董事於截至二零零五年三月二十九日的資料，本公司於該日期及全數轉換可換股優先股及IBM收購初步交割時的股權架構載列如下：

	截至二零零五年三月二十九日(概約百分比) 股數及類別	投票權百分比(概約)	於發行優先股及IBM收購初步交割後(概約百分比) 股數及類別	投票權百分比(概約)
Legend Holdings Limited	4,229,819,971 股股份	56.6%	4,229,819,971 股股份	45.5%
IBM (見下文附註)	–	–	1,307,153,271 股股份 (附註2)	8.8%
TPG	–	–	1,560,000 股可換股優先股	6.2%
General Atlantic Group	–	–	780,000 股可換股優先股	3.1%
Newbridge Capital Group	–	–	390,000 股可換股優先股	1.5%
董事	58,940,000 股股份	0.8%	58,940,000 股股份	0.6%
公眾人士	3,186,036,137 股股份	42.6%	3,186,036,137 股股份	34.3%
		100.0%		100.0%

[illegible]項將用於支付有關IBM收購而應付予IBM的部分代價。此外，董事認為投資者可提供對本公司預期有價值的專業知識及經驗。董事認為可換股優先股及認股權證的條款乃公平合理及符合本公司及股東的整體利益。

在不抵觸任何適用法例或法規、上市規則及任何適用機構的決定的情況下，主要股東根據投資協議向投資者承諾及同意在任何股東大會及董事會會議上投票贊成投資協議及有關本公佈所述的交易的任何其他協議，以及根據該等協議進行的任何行動及交易，包括將於股東特別大會上提呈的決議案及委任將由投資者指派的董事(見本公告所述)。

除將予發行的認股權證及根據本公司購股權計劃授出的516,100,000份尚未行使購股權外，於本公告日期概無附有可認購股份權利之其他認股權證、購股權或類似證券。

一份載有可換股優先股及認股權證條款及公司細則建議修訂詳情，連同股東特別大會通告及代表委任表格的通函，將盡快寄發予股東。

主要股東或其聯繫人士概無於建議發行的可換股優先股及認股權證中擁有別於其他股東的任何權利，因此，主要股東毋須於股東特別大會上放棄投票。本公司並不知悉任何股東須於股東特別大會上放棄投票。

TPG、General Atlantics集團及Newbridge Capital集團並無於聯想或其附屬公司擁有任何股份。然而，TPG的若干聯繫人士為TPG投資的「投資組合公司」。TPG一般不會收集其投資組合公司可能持有的其他公司的股本權益的資料。

恢復買賣

應本公司要求，股份由二零零五年三月二十四日上午十時零六分起暫停買賣，以待發出本公告。本公司已申請股份由二零零五年三月三十一日上午九時三十分起恢復買賣。

釋義

於本公告內，除文義另有所指外，下列詞彙具有以下涵義：

「公司細則」	指	本公司的公司組織章程細則
「董事會」	指	本公司的董事會
「交割」	指	認購可換股優先股及認股權證的交割
「交割日」	指	根據投資協議的條款認購可換股優先股及認股權證的交割日
「本公司」	指	聯想集團有限公司，一家於香港註冊成立的有限公司，其股份在聯交所上市
「可換股優先股股東」	指	可換股優先股的持有人
「可換股優先股」	指	本公司股本中每股面值9.175港元的累積A類可換股優先股
「董事」	指	本公司的董事
「股東特別大會」	指	本公司將舉行的股東特別大會，會上將審議及酌情通過特別決議案批准發行可換股優先股及認股權證，以及審議及酌情通過特別決議案批准建議修訂公司組織章程細則
「行使價」	指	每股股份2.725港元，可作出若干反攤薄調整
「到期日」	指	交割日滿五週年當日
「General Atlantic集團」	指	General Atlantic Partners (Bermuda), L.P.、GAPSTAR, LLC、GAP Coinvestments III, LLC、GAP Coinvestments IV, LLC及GAPCO GmbH & Co. KG以及受該等實體共同控制的聯屬公司的統稱
「本集團」	指	本公司及其附屬公司
「港元」	指	港元，香港的法定貨幣
「香港」	指	中華人民共和國香港特別行政區
「IBM收購」	指	本集團收購IBM的全球台式電腦及筆記本電腦業務，詳情載於本公司日期為二零零四年十二月三十一日的致股東通函
「IBM」	指	International Business Machines Corporatio
「投資協議」	指	本公司與投資者於二零零五年三月三十日就發行可換股優先股及認股權證而訂立的協議
「投資者集團」	指	General Atlantic集團、Newbridge集團或TPG(視情況而定)
「投資者」	指	TPG IV Acquisition Company LLC、General Atlantic Partners (Bermuda), L.P.、GAPSTAR, LLC、GAP Coinvestments III, LLC、GAP Coinvestments IV, LLC及GAPCO GmbH & Co. KG及Newbridge Asia Acquisition Company LLC；於單獨提述時，「投資者」指彼等任何之一
「上市規則」	指	聯交所證券上市規則
「主要股東」	指	聯想集團有限公司，於本公佈日期本公司持有所有已發行股份約57%之控股股東
「屆滿日」	指	交割日滿七年當日
「Newbridge Capital集團」	指	Newbridge Asia Acquisition Company LLC及受該實體共同控制的聯屬公司
「股份」	指	本公司股本中每股面值0.025港元的普通股
「股東」	指	股份的持有人
「設定價格」	指	每股可換股優先股1,000港元
「聯交所」	指	香港聯合交易所有限公司
「TPG」	指	TPG IV Acquisition Company LLC(德克薩斯太平洋集團)及受該實體共同控制的聯屬公司
「美元」	指	美元，美利堅合眾國的法定貨幣
「投票承諾」	指	主要股東於二零零五年三月三十日向投資者訂立之投票承諾
「認股權證持有人」	指	認股權證的持有人
「認股權證」	指	本公司將予發行的237,417,474份非上市認股權證，賦予認股權證持有人權利可於交割日至屆滿日(包括首尾兩日)隨時按行使價認購相同數目的新權證股份
「權證股份」	指	行使認股權證所附認購權時將予發行的新股份

本公告內，港元與美元按1.00美元兌7.80港元兌換率兌換，這並不代表任何港元金額可以實際上按該兌換率或任何其他兌換率兌換為美元。

於本公告日期，執行董事包括柳傳志先生、楊元慶先生及馬雪征女士；非執行董事包括曾茂朝先生；獨立非執行董事包括黃偉明先生、吳家瑋教授及丁利生先生。

承董事會命
主席
柳傳志

香港，二零零五年三月三十日

本通告之中文版倘有歧異，概以英文版為準。